================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of December, 2004
Commission File Number:  000-29944


                             INFOWAVE SOFTWARE INC.
                 -----------------------------------------------
                 (Translation of registrant's name into English)


  SUITE 200 - 4664 LOUGHEED HIGHWAY, BURNABY, BRITISH COLUMBIA, CANADA V5C 5T5
  ----------------------------------------------------------------------------
                     (Address of principal executive office)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F    X    Form 40-F
                                -------          --------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes            No    X
                             ----------    ------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 - _________________


================================================================================

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Infowave Software Inc.


Date: December 23, 2004
      ---------------------------





                                            By: /s/ George Reznik
                                                --------------------------------

                                            Name: George Reznik


                                            Title: Chief Operating Officer & CFO

                                [INFOWAVE LOGO]

                             INFOWAVE SOFTWARE, INC.

                                       AND

                               6311059 CANADA INC.

                       NOTICE OF SPECIAL GENERAL MEETINGS

                         TO BE HELD ON JANUARY 17, 2005

                                     - and -

                               NOTICES OF PETITION

                                     - and -

                         MANAGEMENT INFORMATION CIRCULAR

                                TABLE OF CONTENTS

LETTER TO SECURITYHOLDERS...........................................................................................     i
NOTICE OF SPECIAL GENERAL MEETING OF HOLDERS OF COMMON SHARES, WARRANTS AND OPTIONS.................................     i
NOTICE OF SPECIAL GENERAL MEETING OF HOLDERS OF COMMON SHARES.......................................................     i
NOTICE OF PETITION (FIRST ARRANGEMENT)..............................................................................     i
NOTICE OF PETITION (SECOND ARRANGEMENT).............................................................................     i
INFORMATION CIRCULAR................................................................................................     i
INTRODUCTION........................................................................................................     i
INFORMATION FOR UNITED STATES SECURITYHOLDERS.......................................................................     i
SUMMARY OF THE INFORMATION CIRCULAR.................................................................................     1
   The Meetings.....................................................................................................     1
   Background to the Reorganization and Recommendation of the Board of Directors....................................     1
   The Investor.....................................................................................................     2
   Matters to be Considered at the First Meeting....................................................................     2
   Transactions Taking Place Following the First Arrangement........................................................     3
   Matters to be Considered at the Second Meeting...................................................................     4
   The Follow-on Real Estate Transaction............................................................................     5
   Benefits of the Reorganization...................................................................................     6
   Procedure for the Arrangements to Become Effective...............................................................     6
   Voting Agreements................................................................................................     7
   Fairness Opinion.................................................................................................     7
   Recommendation of the Board of Directors.........................................................................     8
   Timing...........................................................................................................     8
   Stock Exchange Listings and Regulatory Approvals.................................................................     8
   Distribution of Newco and Newsub Share Certificates..............................................................     8
   Canadian Federal Income Tax Considerations.......................................................................     9
   About Newco......................................................................................................    10
   About Newsub.....................................................................................................    10
   Historical Financial Statements of Infowave......................................................................    10
   Selected Unaudited Pro Forma Information Relating to Newco.......................................................    10
   Selected Unaudited Pro Forma Information Relating to Newsub......................................................    10
CHARTS OF ORGANIZATIONAL STEPS......................................................................................     1
FORWARD-LOOKING STATEMENTS..........................................................................................     1
SOLICITATION OF PROXIES AND VOTING AT THE MEETING...................................................................     1
   Solicitation of Proxies..........................................................................................     1
   Appointment of Proxyholders......................................................................................     1
   Revocability of Proxies..........................................................................................     2
   Voting of Proxies and Exercise of Discretion.....................................................................     2
   Voting Securities and the Principal Holders Thereof..............................................................     2
THE STATED CAPITAL REDUCTION........................................................................................     2
THE REORGANIZATION..................................................................................................     3
   Background to the Reorganization.................................................................................     3
   The Investor.....................................................................................................     3
   Benefits of the Reorganization...................................................................................     4
   Effect of the Reorganization Upon Securityholders................................................................     4
   Details of the First Arrangement.................................................................................     4
   Transactions Taking Place After the First Arrangement............................................................     5
   Details of the Second Arrangement................................................................................    10
   Procedure for the Arrangements Becoming Effective................................................................    11
   Voting Agreements................................................................................................    13
FAIRNESS OPINION....................................................................................................    13
RECOMMENDATION OF THE BOARD OF DIRECTORS............................................................................    14
TIMING..............................................................................................................    14
EXPENSES OF THE REORGANIZATION......................................................................................    15

LEGAL DEVELOPMENTS..................................................................................................    15
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS..........................................................................    15
TAX CONSIDERATIONS FOR PERSONS NOT RESIDENT IN CANADA...............................................................    19
PROCEDURE FOR EXCHANGE OF SECURITIES................................................................................    19
   Distribution of Newco Share Certificates and Newco Warrant Certificates..........................................    19
   Distribution of Newsub Share Certificates........................................................................    19
   General..........................................................................................................    20
   Distribution of Options..........................................................................................    20
   Exchange of Notes................................................................................................    20
   Fractional Securities............................................................................................    20
INTERESTS OF CERTAIN PERSONS IN THE REORGANIZATION..................................................................    21
STOCK EXCHANGE LISTINGS.............................................................................................    21
REGULATORY APPROVALS................................................................................................    21
ISSUANCE AND RESALE OF NEWCO COMMON SHARES, NEWCO OPTIONS, NEWCO WARRANTS AND NEWSUB SHARES.........................    22
   Issuance and Resale of Newco Common Shares, Newco Options, Newco Warrants and Newsub Shares under Canadian
   Securities Laws..................................................................................................    22
   Status under U.S. Securities Laws................................................................................    22
   Issuance and Resale of Newco Common Shares, Newco Options, Newco Warrants and Newsub Shares Under United
   States Securities Laws...........................................................................................    22
LEGAL MATTERS.......................................................................................................    24
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF.........................................................................    24
INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS......................................................................    24
INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON............................................................    25
MATTERS TO BE CONSIDERED AT THE SECOND MEETING AT THE REQUEST OF INVESTOR - THE PROPOSED TRANSACTION WITH CONCORD
PACIFIC GROUP.......................................................................................................    25
OTHER MATTERS.......................................................................................................    25
BOARD OF DIRECTORS APPROVAL AND STATEMENT OF DIRECTORS..............................................................    26
APPENDIX A1 STATED CAPITAL RESOLUTION...............................................................................     1
APPENDIX A2 FIRST ARRANGEMENT RESOLUTION............................................................................     2
APPENDIX A3 SECOND ARRANGEMENT RESOLUTION...........................................................................     3
APPENDIX B INVESTMENT AGREEMENT.....................................................................................     1
APPENDIX C ARRANGEMENT AGREEMENT....................................................................................     1
APPENDIX D COURT DOCUMENTS..........................................................................................     1
APPENDIX E INFORMATION RESPECTING INFOWAVE SOFTWARE, INC............................................................     1
APPENDIX F INFORMATION RESPECTING 6311059 CANADA INC. OR "NEWCO"....................................................     1
APPENDIX G HISTORICAL FINANCIAL STATEMENTS OF INFOWAVE SOFTWARE, INC................................................     1
APPENDIX H UNAUDITED PRO FORMA BALANCE SHEET OF 6311059 CANADA INC. OR "NEWCO"......................................     1
APPENDIX I UNAUDITED PRO FORMA BALANCE SHEET OF 6322310 CANADA INC. OR "NEWSUB".....................................     1
APPENDIX J FAIRNESS OPINION OF CANACCORD CAPITAL CORPORATION........................................................     1
APPENDIX K MATTERS TO BE CONSIDERED AT THE SECOND MEETING AT THE REQUEST OF INVESTOR - THE PROPOSED TRANSACTION
WITH CONCORD PACIFIC GROUP..........................................................................................     1

                            LETTER TO SECURITYHOLDERS

[INFOWAVE LOGO]

December 16, 2004

Dear Securityholder,

You are invited to attend a special meeting of all of the securityholders (the "SECURITYHOLDERS") of Infowave Software, Inc. ("INFOWAVE") on Monday, January 17, 2005. The purpose of the meeting is to vote on a corporate reorganization transaction (the "REORGANIZATION") which will see Infowave transfer its business to a new corporate entity with the same assets, name, board and management, but with an additional $5.45 million in cash. The existing Infowave entity, of which current Infowave shareholders will continue to own a part, will acquire and construct, market and sell three residential highrise condominium buildings in Vancouver, B.C. under a new name, with a new board and new management.

Infowave is undertaking the Reorganization because it provides the following advantages to the company:

- provides additional $5.45 million in cash without diluting existing shareholders;

- allows Infowave to continue executing its current business plan, albeit in a new company;

-    Infowave will retain its current name and trading symbol;

-    no change to the shareholdings or economic position of shareholders;

-    no change to management or board of directors;

-    no change to the fundamentals of company; and

- shareholders receive shares in a new, previously unrelated real estate venture.

The Reorganization will be completed by way of two plans of arrangement, which require approval of shareholders, and the British Columbia Supreme Court. The first plan of arrangement will be considered at a meeting (the "FIRST MEETING") to be held at 8:00 a.m. (Vancouver time) on Monday January 17, 2005. There will be a second meeting (the "SECOND MEETING") of shareholders of Infowave at 8:30 a.m. (Vancouver time) on Monday, January 17, 2005, to consider the second plan of arrangement. The First Meeting and the Second Meeting (the "MEETINGS") are being called pursuant to two Interim Orders of the British Columbia Supreme Court dated December 17, 2004. The Meetings will be held at the Hyatt Regency Hotel, Grouse Room, 34th Floor, 655 Burrard Street, Vancouver, British Columbia.

At the First Meeting you will be asked to consider and, if thought advisable, approve: (a) a reduction in the stated capital of Infowave from $118,565,193 to $26,929,049 (the "STATED CAPITAL REDUCTION"); and (b) a proposed plan of arrangement (the "FIRST ARRANGEMENT") involving Infowave, its Securityholders and 6311059 Canada Inc. ("NEWCO"). If the Stated Capital Reduction and the First Arrangement are approved at the First Meeting, the effect will be that every Securityholder will exchange its securities in Infowave for the same number of equivalent securities in Newco, all as described in the attached Circular.

At the Second Meeting, holders (the "SHAREHOLDERS") of Common Shares (in their capacity as future Newco shareholders) will approve a further plan of arrangement (the "SECOND ARRANGEMENT") involving Newco, the successor corporation of Infowave, a Nova Scotia unlimited liability company ("SCOTIACO"), 6322310 Canada Inc. (a subsidiary of Newco) ("NEWSUB"), and 0698500 B.C. Ltd. ("INVESTOR"). If the Second Arrangement is approved at the Second Meeting, each shareholder will receive one Newsub voting share for each ten Infowave shares currently held with the effect that the shareholders will own 70% of the voting shares of Newsub representing 2.5% of the equity, while Investor will hold 30% of the voting shares of Newsub and 97.5% of the outstanding equity.

In addition, Investor has requested that, at the Second Meeting, Shareholders be asked to approve a number of transactions between Newsub (or a subsidiary) and parties that have certain relationships with Investor involving the purchase of certain building sites in Vancouver, British Columbia for the construction of residential condominiums (the "FOLLOW-ON REAL ESTATE TRANSACTION") and to approve the appointment of the directors of Newsub. The Follow-on Real Estate Transaction is only relevant to Newsub going forward assuming the First Arrangement and the Second Arrangement are completed. Details of the Follow-on Real Estate Transaction and the individuals to be approved as directors of Newsub have been provided by Investor and are included in the attached Circular.

Canaccord Capital Corporation ("CANACCORD") has provided the board of directors of Infowave (THE "BOARD OF DIRECTORS") with its opinion (the "FAIRNESS OPINION") that each of the First Arrangement and the Second Arrangement is fair, from a financial point of view, to the Securityholders. The Board of Directors has carefully reviewed the Fairness Opinion as well as other relevant matters, and has determined that each of the First Arrangement and the Second Arrangement is in the best interests of Infowave, is fair to the Securityholders and should be placed before the Securityholders at the Meetings for their approval. THE BOARD OF DIRECTORS HAS APPROVED EACH OF THE FIRST ARRANGEMENT AND THE SECOND ARRANGEMENT AND RECOMMENDS THAT SECURITYHOLDERS VOTE IN FAVOUR OF EACH.

At the request of the Investor, Canaccord also included in the Fairness Opinion a review of the Follow-on Real Estate Transaction and is of the opinion that the Follow-on Real Estate Transaction is fair, from a financial point of view, to the Shareholders. The Board of Directors makes no recommendation with respect to the Follow-on Real Estate Transaction.

The accompanying Information Circular contains a detailed description of the Reorganization, and other matters to come before the First Meeting and the Second Meeting, as well as detailed information regarding Infowave, Newco, Newsub and ScotiaCo post-Reorganization. PLEASE GIVE THIS MATERIAL YOUR CAREFUL CONSIDERATION AND, IF YOU REQUIRE ASSISTANCE, CONSULT YOUR FINANCIAL, TAX OR OTHER PROFESSIONAL ADVISORS.

TAKE NOTE: PURSUANT TO PARAGRAPH 5 OF THE INTERIM ORDER IN RESPECT OF THE SECOND ARRANGEMENT, NO SECOND SET OF MEETING MATERIALS WILL BE DELIVERED IN RESPECT OF THE SECOND ARRANGEMENT AND THE SECOND MEETING, AS SUCH MEETING MATERIALS ARE IDENTICAL TO THOSE BEING DELIVERED PURSUANT TO THE INTERIM ORDER IN RESPECT OF THE FIRST ARRANGEMENT AND THE FIRST MEETING.

To be represented at the Meetings, you must either attend the Meetings in person or complete, sign, date and mail the enclosed forms of proxy (or other appropriate proxy) to the Toronto office of Computershare Trust Company of Canada so that it is received not later than 10:00 a.m. (Toronto time) on January 12, 2004. A return envelope addressed to Computershare Trust Company of Canada is enclosed for your convenience.

The matters being brought before the Meetings are important and we urge you to attend, whether in person or by proxy.

                                                       Yours very truly,

                                                       INFOWAVE SOFTWARE, INC.

                                                       "Thomas Koll"
                                                       Chairman

                             INFOWAVE SOFTWARE, INC.
                        Suite 200, 4664 Lougheed Highway
                            Burnaby, British Columbia
                                     V5C 5T5
                              Phone: (604) 473-3600

         NOTICE OF SPECIAL GENERAL MEETING OF HOLDERS OF COMMON SHARES,
                              WARRANTS AND OPTIONS

                    to be held at 8:00 a.m., January 17, 2005

TAKE NOTICE that pursuant to an order (the "Interim Order") of the Supreme Court of British Columbia in Vancouver (the "Court") dated December 17, 2004 and the Canada Business Corporations Act (the "CBCA"), a Special General Meeting (the "First Meeting") of the holders (the "Shareholders") of Common Shares ("Shares"), the holders (the "Warrantholders") of Warrants ("Warrants") and the holders (the "Optionholders") of Options ("Options") to purchase Common Shares (collectively the "Securityholders") of INFOWAVE SOFTWARE, INC. ("Infowave") will be held at the Hyatt Regency Hotel, Grouse Room, 34th Floor, 655 Burrard Street, Vancouver, British Columbia, on Monday, January 17, 2005 at 8:00 a.m. (Vancouver time) for the following purposes:

     1. To consider and, if deemed advisable, to pass, with or without variation, a special resolution of the Shareholders (the "Stated Capital Resolution"), the full text of which is set forth in APPENDIX A1 to the accompanying Information Circular, approving a reduction in the stated capital of Infowave from $119,902,176 to $19,491,455, all as more particularly set forth and described in the accompanying Information Circular; and

     2. To consider and, if deemed advisable, to pass, with or without variation, a special resolution of the Securityholders (the "First Arrangement Resolution"), the full text of which is set forth in APPENDIX A2 to the accompanying Information Circular, approving an arrangement (the "First Arrangement") involving Infowave, 6311059 Canada Inc. ("Newco") and the Securityholders under Section 192 of the CBCA, all as more particularly set forth and described in the accompanying Information Circular;

     3. To transact such other business as may properly come before the Meeting.

Holders of Common Shares, Warrants and Options are entitled to vote upon the First Arrangement Resolution. Only holders of Common Shares are entitled to vote on the Stated Capital Resolution.

The accompanying Information Circular provides additional information relating to the matters to be addressed at the First Meeting and is deemed to form part of this Notice.

The record date for determination of Securityholders entitled to receive notice of, and to vote at, the First Meeting is December 16, 2004. Only Securityholders whose names have been entered in the register of Shareholders, the register of holders of Warrants or the register of holders of Options, as the case may be, Securityholders at the close of business on that date will be entitled to receive notice of, and to vote at, the First Meeting; provided that, to the extent a Shareholder transfers the ownership of any Common Shares after such date and the transferee of those Common Shares establishes that he owns the Common Shares and demands, not later than ten days before the First Meeting, to be included in the list of Shareholders eligible to vote at the First Meeting, such transferee will be entitled to vote those Common Shares at the First Meeting. Holders of Options and Warrants as at the Record Date will only be entitled to vote at the First Meeting in respect of such Options and Warrants to the extent that such Options and Warrants remain outstanding at the time of the First Meeting and have not been exercised, expired or otherwise terminated prior thereto.

A SECURITYHOLDER ENTITLED TO ATTEND AND VOTE AT THE FIRST MEETING IS ENTITLED TO APPOINT A PROXY HOLDER TO ATTEND AND VOTE IN HIS STEAD. IF YOU ARE UNABLE TO ATTEND THE FIRST MEETING IN PERSON, PLEASE READ THE NOTES ACCOMPANYING THE FORM OF PROXY ENCLOSED HEREWITH AND THEN COMPLETE AND RETURN THE PROXY WITHIN THE TIME

SET OUT IN THE NOTES. THE ENCLOSED FORM OF PROXY IS SOLICITED BY MANAGEMENT BUT, AS SET OUT IN THE NOTES, YOU MAY AMEND IT IF YOU SO DESIRE BY STRIKING OUT THE NAMES LISTED THEREIN AND INSERTING IN THE SPACE PROVIDED THE NAME OF THE PERSON YOU WISH TO REPRESENT YOU AT THE FIRST MEETING.

DATED at Vancouver, British Columbia, this 16th day of December, 2004.

                BY ORDER OF THE SUPREME COURT OF BRITISH COLUMBIA
              AND THE BOARD OF DIRECTORS OF INFOWAVE SOFTWARE, INC.

                                  "Thomas Koll"

                                   Thomas Koll
                                    Chairman

                             INFOWAVE SOFTWARE, INC.
                        Suite 200, 4664 Lougheed Highway
                            Burnaby, British Columbia
                                     V5C 5T5
                              Phone: (604) 473-3600

          NOTICE OF SPECIAL GENERAL MEETING OF HOLDERS OF COMMON SHARES

                    to be held at 8:30 a.m., January 17, 2005

TAKE NOTICE that pursuant to an order (the "Interim Order") of the Supreme Court of British Columbia in Vancouver (the "Court") dated December 17, 2004 and the Canada Business Corporations Act (the "CBCA"), a Special General Meeting (the " Second Meeting") of the holders (the "Shareholders") of Common Shares ("Shares") of INFOWAVE SOFTWARE, INC. ("Infowave") will be held at the Hyatt Regency Hotel, Grouse Room, 34th Floor, 655 Burrard Street, Vancouver, British Columbia, on Monday, January 17, 2005 at 8:30 a.m. (Vancouver time) for the following purposes:

     1. To consider and, if deemed advisable, to pass, with or without variation, a special resolution of the Shareholders (the "Second Arrangement Resolution"), the full text of which is set forth in APPENDIX A3 to the accompanying Information Circular, approving an arrangement (the "Second Arrangement") involving the successor company to Infowave, a Nova Scotia unlimited liability company ("ScotiaCo"), Newco, 6322310 Canada Inc., a subsidiary of Newco upon completion of the First Plan of Arrangement ("Newsub"), 0698500 B.C. Ltd. ("Investor") and the Shareholders under Section 192 of the CBCA, all as more particularly set forth and described in the accompanying Information Circular;

     2. To consider, and if deemed advisable, pass an ordinary resolution of the Shareholders to approve certain transactions with a party that has certain relationships with Investor (the "Follow-on Real Estate Transaction Resolution") in the form provided in "APPENDIX K - Additional Matters to be Acted Upon at the Request of Investor - The Proposed Transaction with Concord Pacific Group" which is being presented at the request of Investor;

     3.   To approve the appointment of the directors of Newsub; and

     4. To transact such other business as may properly come before the Meeting.

Only Shareholders are entitled to vote at the Second Meeting.

The accompanying Information Circular provides additional information relating to the matters to be addressed at the Second Meeting and is deemed to form part of this Notice.

The record date for determination of Shareholders entitled to receive notice of, and to vote at, the Second Meeting is December 16, 2004. Only Shareholders whose names have been entered in the register of Shareholders at the close of business on that date will be entitled to receive notice of, and to vote at, the Second Meeting; provided that, to the extent a Shareholder transfers the ownership of any Common Shares after such date and the transferee of those Common Shares establishes that he owns the Common Shares and demands, not later than ten days before the Second Meeting, to be included in the list of Shareholders eligible to vote at the Second Meeting, such transferee will be entitled to vote those Common Shares at the Second Meeting.

A SHAREHOLDER ENTITLED TO ATTEND AND VOTE AT THE SECOND MEETING IS ENTITLED TO APPOINT A PROXY HOLDER TO ATTEND AND VOTE IN HIS STEAD. IF YOU ARE UNABLE TO ATTEND THE SECOND MEETING IN PERSON, PLEASE READ THE NOTES ACCOMPANYING THE FORM OF PROXY ENCLOSED HEREWITH AND THEN COMPLETE AND RETURN THE PROXY WITHIN THE TIME SET OUT IN THE NOTES. THE ENCLOSED FORM OF PROXY IS SOLICITED BY MANAGEMENT BUT, AS SET OUT IN THE NOTES, YOU MAY AMEND IT IF YOU SO DESIRE BY STRIKING OUT THE NAMES LISTED THEREIN AND INSERTING IN THE SPACE PROVIDED THE NAME OF THE PERSON YOU WISH TO REPRESENT YOU AT THE SECOND MEETING.

DATED at Vancouver, British Columbia, this 16th day of December, 2004.

                BY ORDER OF THE SUPREME COURT OF BRITISH COLUMBIA
              AND THE BOARD OF DIRECTORS OF INFOWAVE SOFTWARE, INC.

                                  "Thomas Koll"

                                   Thomas Koll
                                    Chairman

                                                              Action No. L043121

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

               IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED

              AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
                INFOWAVE SOFTWARE, INC. AND 6311059 CANADA INC.

                     NOTICE OF PETITION (FIRST ARRANGEMENT)

NOTICE IS HEREBY GIVEN that a petition (the "Petition") has been filed with the Supreme Court of British Columbia (the "Court"), on behalf of Infowave Software, Inc. ("Infowave") and 6311059 Canada Inc. ("Newco") with respect to a proposed arrangement (the "First Arrangement") under Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the "CBCA"), involving Infowave, its holders of common shares ("Common Shares"), warrants ("Warrants") and options ("Options") to purchase Common Shares and its holders of notes ("Notes") convertible into Common Shares (collectively, the "Securityholders") and Newco, which First Arrangement is described in greater detail in the Information Circular of Infowave dated December 16, 2004, accompanying this Notice of Petition. At the hearing of the Petition, Infowave intends to seek:

(a) a declaration that the terms and conditions of the First Arrangement, and the procedures relating thereto, are fair to the persons affected;

(b)  an order approving the First Arrangement pursuant to the provisions of
     Section 192 of the CBCA; and

(c) such other and further orders, declarations and directions as the Court may deem just.

AND NOTICE IS FURTHER GIVEN that the said Petition is directed to be heard before the Court at 800 Smithe Street, Vancouver, British Columbia, Canada on January 17, 2005 at 2:00 p.m. (Vancouver time) or as soon thereafter as counsel may be heard. ANY SECURITYHOLDER OR OTHER INTERESTED PARTY DESIRING TO SUPPORT OR OPPOSE THE PETITION MAY APPEAR AT THE TIME OF THE HEARING IN PERSON OR BY COUNSEL FOR THAT PURPOSE PROVIDED SUCH SECURITYHOLDER OR OTHER INTERESTED PARTY FILES WITH THE COURT AND SERVES UPON INFOWAVE, ON OR BEFORE 4:00 P.M. ON JANUARY 14, 2005, A NOTICE OF INTENTION TO APPEAR SETTING OUT SUCH SECURITYHOLDER'S OR INTERESTED PARTY'S ADDRESS FOR SERVICE AND INDICATING WHETHER SUCH SECURITYHOLDER OR INTERESTED PARTY INTENDS TO SUPPORT OR OPPOSE THE PETITION OR MAKE SUBMISSIONS, TOGETHER WITH ANY EVIDENCE OR MATERIALS WHICH ARE TO BE PRESENTED TO THE COURT. Service on Infowave is to be effected by delivery to its solicitors at the address set forth below.

AND NOTICE IS FURTHER GIVEN that, at the hearing and subject to the foregoing, Securityholders and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the First Arrangement. If you do not attend, either in person or by counsel, at that time, the Court may approve or refuse to approve the First Arrangement as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that final order approving the First Arrangement will, if made, serve as the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, with respect to the distribution of securities of Newco pursuant to the First Arrangement.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Securityholder or other interested party requesting the same by the undermentioned solicitors for Infowave upon written request delivered to such solicitors as follows:

         Blake, Cassels & Graydon LLP
         Suite 2600, Three Bentall Centre
         595 Burrard Street, PO Box 49314
         Vancouver, British Columbia
         V7X 1L3
         Attention: Andrew J. McLeod

DATED at the City of Vancouver, in the Province of British Columbia, this 16th day of December, 2004.

                                      BY ORDER OF THE BOARD OF DIRECTORS OF
                                      INFOWAVE SOFTWARE, INC.

                                      (Signed) Thomas Koll
                                      Chairman

                                                              Action No. L043122

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

              IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS
              CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED

              AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING INFOWAVE SOFTWARE, INC., 6311059 CANADA INC., 0698500 B.C. LTD. AND 6322310
              CANADA INC.

                     NOTICE OF PETITION (SECOND ARRANGEMENT)

NOTICE IS HEREBY GIVEN that a petition (the "Petition") has been filed with the Supreme Court of British Columbia (the "Court"), on behalf of Infowave Software, Inc. ("Infowave") and 6311059 Canada Inc. ("Newco") with respect to a proposed arrangement (the "Second Arrangement") under Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the "CBCA"), involving Infowave, its holders (the "Shareholders") of common shares ("Common Shares"), Newco, 0698500 B.C. Ltd. and 6322310 Canada Inc. ("Newsub"), which Arrangement is described in greater detail in the Information Circular of Infowave dated December 16, 2004, accompanying this Notice of Petition. At the hearing of the Petition, Infowave intends to seek:

(d) a declaration that the terms and conditions of the Second Arrangement, and the procedures relating thereto, are fair to the persons affected;

(e)  an order approving the Second Arrangement pursuant to the provisions of
     Section 192 of the CBCA; and

(f) such other and further orders, declarations and directions as the Court may deem just.

AND NOTICE IS FURTHER GIVEN that the said Petition is directed to be heard before the Court at 800 Smithe Street, Vancouver, British Columbia, Canada on January 21, 2005 at 10:00 a.m. (Vancouver time) or as soon thereafter as counsel may be heard. ANY SHAREHOLDER OR OTHER INTERESTED PARTY DESIRING TO SUPPORT OR OPPOSE THE PETITION MAY APPEAR AT THE TIME OF THE HEARING IN PERSON OR BY COUNSEL FOR THAT PURPOSE PROVIDED SUCH SHAREHOLDER OR OTHER INTERESTED PARTY FILES WITH THE COURT AND SERVES UPON INFOWAVE, ON OR BEFORE 4:00 P.M. ON JANUARY 14, 2005, A NOTICE OF INTENTION TO APPEAR SETTING OUT SUCH SHAREHOLDER'S OR INTERESTED PARTY'S ADDRESS FOR SERVICE AND INDICATING WHETHER SUCH SHAREHOLDER OR INTERESTED PARTY INTENDS TO SUPPORT OR OPPOSE THE PETITION OR MAKE SUBMISSIONS, TOGETHER WITH ANY EVIDENCE OR MATERIALS WHICH ARE TO BE PRESENTED TO THE COURT. Service on Infowave is to be effected by delivery to its solicitors at the address set forth below.

AND NOTICE IS FURTHER GIVEN that, at the hearing and subject to the foregoing, Shareholders and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Second Arrangement. If you do not attend, either in person or by counsel, at that time, the Court may approve or refuse to approve the Second Arrangement as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that final order approving the Second Arrangement will, if made, serve as the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, with respect to the distribution of securities of Newco and Newsub pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Shareholder or other interested party requesting the same by the undermentioned solicitors for Infowave upon written request delivered to such solicitors as follows:

         Blake, Cassels & Graydon LLP
         Suite 2600, Three Bentall Centre
         595 Burrard Street, PO Box 49314
         Vancouver, British Columbia
         V7X 1L3
         Attention: Andrew J. McLeod

DATED at the City of Vancouver, in the Province of British Columbia, this 16th day of December, 2004.

                                      BY ORDER OF THE BOARD OF DIRECTORS OF
                                      INFOWAVE SOFTWARE, INC.

                                      (Signed) Thomas Koll
                                      Chairman

                             INFOWAVE SOFTWARE, INC.

                              INFORMATION CIRCULAR

      SPECIAL MEETINGS OF SECURITYHOLDERS TO BE HELD ON JANUARY 17, 2005.

                                  INTRODUCTION

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY AND ON BEHALF OF THE MANAGEMENT OF INFOWAVE FOR USE AT THE FIRST MEETING AND THE SECOND MEETING (COLLECTIVELY, THE "MEETINGS"). THIS INFORMATION CIRCULAR CONTAINS ALL OF THE AUTHORIZED INFORMATION AND REPRESENTATIONS IN CONNECTION WITH THE FIRST ARRANGEMENT AND THE SECOND ARRANGEMENT AND OTHER MATTERS TO BE CONSIDERED AT THE MEETINGS. ANY INFORMATION OR REPRESENTATIONS MADE BY ANY SOURCE OTHER THAN THIS INFORMATION CIRCULAR MUST NOT BE RELIED UPON AS BEING AUTHORIZED.

THIS INFORMATION CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES, A SOLICITATION OF AN OFFER TO PURCHASE SECURITIES, OR THE SOLICITATION OF AN OFFER TO SELL SECURITIES IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION OF AN OFFER OR PROXY SOLICITATION. INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR IS CURRENT TO THE DATE OF THIS INFORMATION CIRCULAR.

The First Meeting has been called for the purposes of considering and, if deemed advisable, approving the Stated Capital Reduction and the First Arrangement. The Second Meeting has been called for the purposes of considering and, if deemed advisable, approving the Second Arrangement and the Follow-on Real Estate Transaction Resolution and the approval of the appointment of the directors of Newsub.

Details of the Stated Capital Reduction are set forth below the heading "The Stated Capital Reduction". Details of the First Arrangement are set forth below the heading "The Reorganization - Details of the First Arrangement". Details of the Second Arrangement are set forth below the heading "The Reorganization - Details of the Second Arrangement". Details of the Follow-on Real Estate Transaction Resolution and the individuals to be appointed as directors of Newsub are set forth below under the heading "Additional Matters to be Considered at the Request of Investor - The Proposed Transaction with Concord Pacific Group".

All summaries of and references to the Reorganization in this Information Circular are qualified in their entirety by reference to the complete text of the Investment Agreement and the First Plan of Arrangement, copies of which are attached as APPENDIX B to this Information Circular and the complete text of the Arrangement Agreement and the Second Plan of Arrangement, copies of which are attached as APPENDIX C to this Information Circular. YOU ARE URGED TO READ CAREFULLY THE TEXT OF THE INVESTMENT AGREEMENT, THE FIRST PLAN OF ARRANGEMENT, THE ARRANGEMENT AGREEMENT AND THE SECOND PLAN OF ARRANGEMENT.

In this Information Circular, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. Information contained in this Information Circular is given as of December 15, 2004, unless otherwise specifically stated.

                  INFORMATION FOR UNITED STATES SECURITYHOLDERS

The solicitation and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws and, accordingly, this Information Circular has been prepared in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act of 1933 (the "1933 ACT") and to proxy statements under the U.S. Securities Exchange Act of 1934 (the "1934 ACT"). The solicitation of proxies is not subject to the requirements of
Section 14(a) of the 1934 Act. The financial statements of Infowave, Newco and Newsub and the pro forma and historical financial information included in this Information Circular have been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles in certain material respects, and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements and pro forma and historical financial information of United States companies. Likewise, information concerning the operations of Infowave, Newco and Newsub contained herein has been prepared in accordance with Canadian standards and is not comparable in all respects to similar information for United States companies.

SECURITYHOLDERS SHOULD BE AWARE THAT THE ARRANGEMENTS AND THE OWNERSHIP OF SECURITIES OF INFOWAVE, NEWCO OR NEWSUB MAY HAVE TAX CONSEQUENCES IN THE UNITED STATES THAT ARE NOT DESCRIBED IN THIS INFORMATION CIRCULAR. SECURITYHOLDERS THAT ARE SUBJECT TO UNITED STATES TAXATION SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE UNITED STATES FEDERAL, STATE AND LOCAL INCOME TAX CONSEQUENCES OF SUCH MATTERS.

The Newco First Shares, Newco Options and Newco Warrants (collectively, the "NEWCO FIRST SECURITIES") to be issued under the First Arrangement and the Newco Common Shares, Newco Class A Common Voting Shares and Newco Class B Preferred Non-voting Shares (collectively, the "NEWCO SECOND SECURITIES" and together with the Newco First Securities, the "NEWCO SECURITIES") and the Newsub Voting Shares and Newsub Non-Voting Shares (together, the "NEWSUB SHARES") to be issued under the Second Arrangement have not been and will not be registered under the 1933 Act and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof. The Newco Securities and Newsub Shares will not be listed for trading on any United States stock exchange. Any offers to resell, or resales of, Newco Securities or Newsub Shares into the United States or to a U.S. person (as defined in Regulation S) received under the Arrangements by persons who, immediately prior to the Arrangements, were "affiliates" (generally, controlling persons or members of a control group) of Infowave, Newco or Newsub, or who will be affiliates of Newco or Newsub after the Arrangements, are subject to restrictions under the 1933 Act.

Certain information concerning the Canadian federal tax consequences of the Arrangements for Securityholders that are not resident in Canada for income tax purposes has been set out in this Information Circular under the heading "Canadian Federal Income Tax Considerations - Shareholders Not Resident in Canada". Certain information concerning tax consequences of the Arrangements for Shareholders who are United States taxpayers is set forth under "Tax Considerations for Persons Not Resident in Canada" in this Information Circular. The information set forth in this Information Circular may not, however, fully address the tax consequences to a shareholder's particular circumstances. The tax consequences of the Arrangements for Optionholders and Warrantholders of Infowave are not described in this Information Circular.

United States Securityholders are advised to consult their tax advisors to determine the particular tax consequences to them of the Arrangements and the Reorganization.

The enforcement by Securityholders of civil liabilities under the United States securities laws may be affected adversely by the fact that Infowave, Newco, ScotiaCo and Newsub are organized under the laws of a jurisdiction outside the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that substantially all of the assets of Infowave, Newco, ScotiaCo and Newsub and such persons may be located outside the United States.

THE NEWCO SECURITIES AND THE NEWSUB SHARES TO BE DISTRIBUTED IN CONNECTION WITH THE ARRANGEMENTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

                       SUMMARY OF THE INFORMATION CIRCULAR

The following is a summary of certain information contained elsewhere in the Information Circular, including the Appendices hereto and the documents incorporated by reference herein, and should be read together with the more detailed information and financial data and statements contained or referred to elsewhere in the Information Circular, the Appendices hereto and the documents incorporated by reference herein.

THE MEETINGS

The Meetings will be held at the Hyatt Regency Hotel, Grouse Room, 34th Floor, 655 Burrard Street, Vancouver, British Columbia, on Monday, January 17, 2005. The First Meeting will be held at 8:00 a.m. (Vancouver time) for the purpose of considering and, if deemed advisable, passing, with or without variation, the Stated Capital Resolution and the First Arrangement Resolution. See "The Stated Capital Reduction" and "The Reorganization - Details of the First Arrangement".

The Second Meeting will be held at 8:30 a.m. (Vancouver time) for the purpose of considering and, if deemed advisable, passing, with or without variation, the Second Arrangement Resolution and the Follow-on Real Estate Transaction Resolution and the approval of the appointment of the directors of Newsub. See "The Reorganization - Details of the Second Arrangement", and "APPENDIX K - Additional Matters to be Considered at the Request of Investor - The Proposed Transaction with Concord Pacific Group".

For a schematic diagram of the Reorganization steps, see "Charts of Organizational Steps".

BACKGROUND TO THE Reorganization AND RECOMMENDATION OF THE BOARD OF DIRECTORS

In the fall of 2003, Infowave considered a number of methods to raise capital including equity financings, sale and licensing opportunities as well as a corporate reorganization similar to the Reorganization. The corporate reorganization was given serious consideration as it results in the contribution to the business of Infowave of considerable additional working capital without dilution to shareholders or any material impact on Infowave's business. As an added feature of the transaction, Infowave shareholders receive a minority interest in a new venture to be carried on by the Infowave corporate entity following completion of the corporate reorganization.

A number of parties, including an affiliate of the Investor, expressed interest in considering the corporate reorganization, however ongoing litigation with Visto Corporation prevented serious discussions from developing. Infowave continued discussions with a number of parties throughout the first half of 2004 in order to be in a position to consider a potential transaction if and when the Visto litigation settled. In the meantime, Infowave completed a financing in two tranches in the Spring of 2004.

In August 2004, immediately following the settlement of the litigation with Visto, Infowave re-approached the parties that had expressed an interest in the corporate reorganization in order to determine if there was still interest in proceeding, and if so, the terms on which such a transaction could proceed. Once it was determined that the corporate reorganization would be of interest to a number of parties, Infowave invited all interested parties to submit their best and final offer to proceed with a transaction substantially in the form of the Reorganization. A number of parties submitted proposals and ultimately a successful proponent was selected with whom Infowave signed a non-binding letter of intent on October 18, 2004 (the "FIRST LETTER").

Shortly after execution of the First Letter, Infowave received an unsolicited offer from an affiliate of the Investor to undertake the transaction on terms superior to the terms of the First Letter. As a result, Infowave informed the first proponent that a superior offer had been received, and in consideration of a payment by Infowave of a break fee to the first proponent in the amount of $250,000, terminated the First Letter. Infowave then finalized the terms of a letter of intent with Investor's affiliate, who was interested in undertaking the transaction for a number of reasons including acquiring access to the public markets to finance certain real estate development activities. On October 21, 2004 Infowave and Investor signed a second non-binding letter of intent to proceed with the Reorganization, providing for a total investment amount of $5.45 million including a payment to Infowave of a $250,000 non-refundable deposit. Infowave worked with Investor over the following three-week period to finalize the definitive terms for the Reorganization and on November 18, 2004, Infowave and Investor signed the definitive Investment Agreement providing for the Reorganization.

THE INVESTOR

The Investor is a recently incorporated company. Terence Hui is the Chair and Chief Executive Officer and indirect holder of the issued shares of Investor. Terence Hui is the President and Chief Executive Officer of Concord Pacific Group Inc., the issued shares of which are owned, indirectly, by members of his family. Terence Hui is also the Chair and, together with members of his family, the majority shareholder of Maximizer Software Inc. and is a director of Husky Energy Inc.

MATTERS TO BE CONSIDERED AT THE FIRST MEETING

The Stated Capital Reduction

As of September 30, 2004, Infowave had a deficit of US$68,823,303 and realizable assets with a value of approximately $22,800,000. In order to undertake the First Plan of Arrangement, the Board of Directors proposes to reduce the stated capital of the Common Shares by $91,636,144 or such greater amount as may be necessary such that, on the date of the First Meeting, the realizable value of the assets of Infowave is greater than the aggregate of its liabilities and stated capital (as amended). The Shareholders are being asked to approve the Stated Capital Resolution as a special resolution giving effect to the reduction of stated capital of the Common Shares. Accordingly, to approve the reduction of stated capital, a resolution approved by 66-2/3% of the votes cast by the Shareholders must be voted in favour of this resolution. The full text of the Stated Capital Resolution is attached to this Information Circular in APPENDIX A1.

The First Arrangement

On November 18, 2004, Infowave and Investor entered into the Investment Agreement which contemplates, among other things, the implementation of the First Arrangement. Under the First Arrangement, the following transactions will occur on the effective date provided for therein:

(a) Newco will acquire all outstanding Infowave Common Shares from the Shareholders and will issue in exchange for each Infowave Common Share held by such Shareholders one common share in the capital of Newco (a "NEWCO FIRST SHARE");

(b) each Infowave Option held by an Optionholder will be exchanged for an option to acquire a common share of Newco on the same terms (a "NEWCO OPTION") and the Options shall be cancelled and terminated and cease to represent any right or claim whatsoever;

(c) each Infowave Warrant held by a Warrantholder will be exchanged for a warrant to acquire a common share of Newco on the same terms (a "NEWCO WARRANT") and the Warrants shall be cancelled and terminated and cease to represent any right or claim whatsoever;

(d) the obligation to pay the promissory notes owing to Visto Corporation (the "VISTO NOTES") will be assumed by Newco in consideration of the agreement by Infowave to pay to Newco the amount of the Visto Notes, and the right to convert the Visto Notes into Common Shares will be exchanged for the right to convert the Visto Notes into an equal number of common shares in the capital of Newco;

(e) the auditors and directors of Infowave will be appointed auditors and directors of Newco until the next Annual General Meeting of the shareholders of Newco;

(f) Infowave will surrender to Newco for cancellation the initial common share of Newco that was issued to Infowave upon incorporation of Newco;

(g)  Infowave will change its name to "4175719 Canada Inc." ("4175719");

(h)  Newco will change its name to "Infowave Software, Inc."; and

(i) following completion of the First Arrangement, Newco will seek "reporting issuer" status in each jurisdiction in which Infowave is currently a reporting issuer.

TRANSACTIONS TAKING PLACE FOLLOWING THE FIRST ARRANGEMENT

Continuance of 4175719 to Nova Scotia and Capital Reorganization

Provided that the Securityholders approve the First Plan of Arrangement, and that the Final Order in respect of the First Arrangement is obtained from the Court and filed with the Director, Industry Canada, 4175719 (formerly called "Infowave Software Inc.") will then be continued into the Province of Nova Scotia under the Company Act (Nova Scotia) (the "NOVA SCOTIA ACT"). After this continuance, 4175719 will undertake the Nova Scotia Plan of Arrangement, under which:

     (a) 4175719 will be converted into an unlimited liability company under the Nova Scotia Act;

     (b) two billion voting shares (the "SCOTIACO VOTING SHARES") and ten billion non-voting shares (the "SCOTIACO NON-VOTING SHARES") of 4175719 will be created;

     (c) the Common Shares held by Newco in the capital of 4175719 will be exchanged for 33,877,907 ScotiaCo Voting Shares (representing a 1:10 consolidation of the issued and outstanding shares of 4175719 plus an additional 10,163,372 shares) and 914,703,497 ScotiaCo Non-Voting Shares;(1)

     (d)  the Common Shares in the capital of 4175719 will be cancelled; and

     (e) 4175719 will change its name to "Coopers Park Real Estate Development Corporation" ("SCOTIACO").

----------------
Note:

(1) The number of ScotiaCo Voting Shares and ScotiaCo Non-Voting Shares will be adjusted if the number of issued and outstanding shares of 4175719 changes from 237,145,351 shares.

Asset Purchase

Provided that the First Arrangement is completed and the subsequent continuance into Nova Scotia and the Nova Scotia Plan of Arrangement is completed, it is intended that Newco and ScotiaCo will complete the purchase by Newco (the "ASSET PURCHASE") of all the assets of ScotiaCo. (the "PURCHASED ASSETS") pursuant to the terms and conditions of the Asset Purchase Agreement. Under the Asset Purchase Agreement, Newco will acquire from ScotiaCo all of the assets used to carry on Infowave's business in consideration payable (a) firstly, by the assumption of all the obligations of ScotiaCo, other than the amount owing by ScotiaCo to Newco as a result of the assumption by Newco of the Visto Notes, (b) secondly, by the credit of the amount owing by ScotiaCo to Newco as a result of the assumption by Newco of the Visto Notes, and (c) lastly, as to the balance thereof, by way of reduction of ScotiaCo's paid up capital, with the concomitant reduction in the value of Newco's 100% interest in the share capital of ScotiaCo. Under the terms of the Asset Purchase Agreement, Newco will assume and be bound by and observe, carry out, perform, fulfil and pay all of the outstanding covenants, conditions, obligations and liabilities of ScotiaCo, including those contained in the contracts to which ScotiaCo is a party. It is a condition to the completion of the Asset Purchase that ScotiaCo be released and discharged from certain obligations and that these obligations be assumed by Newco. In addition, ScotiaCo will terminate the employment of all of its employees effective on the closing date of the Asset Purchase and Newco will offer employment on the same date to all of the employees on terms and conditions of employment, including salary, incentive compensation and benefits, which are the same as those available to the employees under their employment with ScotiaCo. Furthermore, Newco will fully indemnify and save harmless ScotiaCo and its directors, officers, employees and consultants from and against all liabilities, losses, costs, expenses, claims and damages (including legal costs), to which any of them may be subject or may suffer or incur, in any way caused by or arising directly or indirectly by reason or in consequence of or related to, among other things, the Purchased Assets and the business carried out by Infowave or ScotiaCo prior to the closing date of the Asset Purchase and by Newco after the closing date utilizing the Purchased Assets. See "The Reorganization - Transactions Taking Place After the First Arrangement - Asset Purchase".

Investment

Provided that the First Arrangement is completed, the continuance into Nova Scotia and the Nova Scotia Plan of Arrangement take place and the Asset Purchase is completed, Investor will complete the Investment pursuant to the terms of the Investment Agreement, a copy of which is attached to this Information Circular as APPENDIX B. Under the Investment Agreement, Investor has agreed to purchase 10,163,372 ScotiaCo Voting Shares (representing 30% of the issued and outstanding ScotiaCo Voting Shares) and 914,703,497 ScotiaCo Non-Voting Shares representing, together with the ScotiaCo Voting Shares purchased by Investor, 97.5% of the issued and outstanding shares of ScotiaCo, subject to adjustment if the number of issued and outstanding shares of 4175719 changes from 237,145,351 shares (the "PURCHASED SHARES"), from Newco so that, immediately following completion of the Investment, Investor will own 30% of the ScotiaCo Voting Shares and 100% of the ScotiaCo Non-Voting Shares, representing, in the aggregate, 97.5% of the issued and outstanding shares of ScotiaCo for an aggregate purchase price of $5,450,000, of which $250,000 has been paid to Infowave as a non-refundable deposit. Newco will then own 2.5% of the issued and outstanding shares of ScotiaCo, representing an economic interest equal to 2.5% of the value of ScotiaCo. These shares will be distributed to the Newco Shareholders pursuant to the Second Arrangement. The completion of the Investment is subject to the fulfilment of certain conditions precedent, for the benefit of both Infowave and Investor, typical for a transaction of this nature.

The Investment Agreement may be terminated by mutual agreement of Investor, Newco and Infowave and in certain other limited circumstances, otherwise each of the Investor or Infowave is required to pay a break fee to the other in the event that it terminates the Investment Agreement. If the Investor terminates the agreement other than with the agreement of Infowave or other than for a limited number of other specified reasons, then it is obligated to pay Infowave a break fee in the amount of $750,000, provided that the amount of such break fee will be reduced to $250,000 if the Shareholders at the Second Meeting do not approve the Follow-on Real Estate Transaction. If Infowave terminates the Investment Agreement other than with the agreement of the Investor or other than for a limited number of other specified reasons, or an alternate transaction has been completed or publicly announced prior to the First Meeting and such transaction is completed by November 9, 2005, or a transaction substantially similar to the Reorganization is completed by November 9, 2005, then Infowave will be obligated to pay to the Investor a break fee in the amount of $1,000,000 provided that if the alternate transaction is an equity financing then the break fee will be reduced to $250,000 plus expenses of the Investor up to $150,000.

See "The Reorganization - Transactions Taking Place Following the First Arrangement - Investment".

MATTERS TO BE CONSIDERED AT THE SECOND MEETING

The Second Arrangement

Provided the First Arrangement is completed, ScotiaCo, Newco, Newsub and Investor will enter into the Arrangement Agreement which governs the implementation of the Second Plan of Arrangement, which provides for the following transactions:

(a) Newco will transfer all of its ScotiaCo Voting Shares to Newsub in exchange for the issuance by Newsub to Newco of common voting shares in the capital of Newsub (the "NEWSUB VOTING SHARES");

(b) Newco will surrender to Newsub for cancellation the initial Newsub Voting Share that was issued to Newco upon the incorporation of Newsub;

(c) the share capital of Newco will be amended to create an unlimited number of Class A Common Voting Shares (the "NEWCO CLASS A SHARES") and an unlimited number of Class B Preferred Non-voting Shares (the "NEWCO CLASS B SHARES");

(d) Newco will issue and deliver to the Newco shareholders one Newco Class A Share and one Newco Class B Share in exchange for the surrender of each Newco First Share;

(e) Newco will distribute to the Newco shareholders one Newsub Voting Share in exchange for the surrender of ten Newco Class B Shares;

(f) all of the Newco First Shares and Newco Class B Shares will be cancelled and the Newco Class A Shares will be redesignated as common shares (the "NEWCO COMMON SHARES");

(g) Investor will transfer its ScotiaCo Voting Shares and ScotiaCo Non-Voting Shares to Newsub in exchange for the issuance by Newsub to Investor of 10,163,372 Newsub Voting Shares and 914,703,497 Newsub Non-Voting Shares subject to adjustment so that immediately after such exchange Investor holds 30% of the Newsub Voting Shares and 100% of the Newsub Non-Voting Shares representing in the aggregate 97.5% of the issued and outstanding Newsub Shares; and

(h)  Newsub will change its name to "Coopers Park Real Estate Corporation".

No certificates for the Newco Class A Shares or the Newco Class B Shares will be issued.

The respective obligations of Infowave and Newco to complete the transactions contemplated by the Second Plan of Arrangement are subject to a number of conditions which must be satisfied or waived in order for the Second Arrangement to become effective. See "The Reorganization - Details of the Second Arrangement
- Conditions to the Second Arrangement".

THE FOLLOW-ON REAL ESTATE TRANSACTION

THE FOLLOWING IS A SUMMARY OF INFORMATION INCLUDED AT THE REQUEST OF THE INVESTOR FOR CONSIDERATION AT THE SECOND MEETING. INFOWAVE IS NOT RESPONSIBLE FOR THE FOLLOWING SUMMARY.

Investor has proposed that, following the First Arrangement, the transactions taking place after the First Arrangement described above and the Second Arrangement, Newsub (indirectly through ScotiaCo) will enter into certain transactions with Investor, Concord Pacific Group Inc. ("CPGI") and Prompton Real Estate Services Inc. ("PROMPTON"). CPGI and Prompton have certain relationships with Investor. The Follow-on Real Estate Transaction involves:

     - the purchase by Newsub of two building sites (for the construction of three residential condominium buildings) at Concord Pacific Place in Vancouver, British Columbia from CPGI for a total purchase price of $44.7 million, (being the total of their market values at December 1, 2004 as estimated by Altus Group, Vancouver Real Estate Advisory Services Inc.) plus an amount equal to the percentage increase in a stipulated market based housing price index from December 1, 2004 to the completion of the purchase of the building sites. Newsub is to pay $12.5 million to CPGI as a deposit for the purchase referred to above;

     - the issue of 2,290,954,629 additional Newsub Non-Voting Shares to Investor for $13.5 million, of which amount $12.5 million is for the deposit referred to above, and $1 million of which is for working capital for Newsub and its subsidiaries;

     - the engagement by Newsub of Centreville Construction Ltd. ("CENTREVILLE"), a wholly-owned subsidiary CPGI, as project manager to manage the construction of the three buildings to be constructed by Newsub on the two building sites; and

     - the engagement of Prompton to market and sell the residential condominium units in the three buildings.

The two building sites (upon which three residential condominium buildings are to be constructed) in Sub-Area 6A (Cooper's Quay) are at Concord Pacific Place in Vancouver, British Columbia. Under applicable zoning by-laws of the City of Vancouver (the "CITY"), three buildings of a total of 401,443 square feet containing a total of 309 residential condominium units together with associated parking spaces and recreational and amenity space may be constructed on the two building sites.

Newsub will only be required to complete the purchase of a building site upon the earlier of: (i) the completion of: (a) the removal or other remediation of any hazardous substances on the building site to the requirements of the Province of British Columbia (the "PROVINCE"); and (b) the infrastructure (roads and utilities, parks, and seawall and walkways) required before an occupancy certificate (an "OCCUPANCY PERMIT") may be obtained from the City permitting the residential condominium units in the building to be constructed on such building site to be occupied for residential purposes; and (ii) the issue of an occupancy permit for such residential condominium units.

Investor anticipates that Newsub will commence construction of the three buildings in 2005 and complete the three buildings in mid 2007.

The following table summarizes each of the two building sites (each a "Site") and the purchase price to be paid for each:

                                                                TOTAL NUMBER
                                                                OF RESIDENTIAL
BUILDING             SITE AREA          BUILDABLE SQUARE      CONDOMINIUM UNITS          PURCHASE
  SITE               (SQ.FT.)          FEET (APPROXIMATE)        (APPROXIMATE)           PRICE(2)
  ----               --------          ------------------     -----------------          --------
6A                    21,429                97,070                    86               $9.5 million
6BD(1)                53,175               303,673                   223               $35.2 million
                      ------               -------                   ---               -------------
Total                 74,604               400,743                   309               $44.7 million
                      ======               =======                   ===               =============

Note:

1.   Two buildings are to be constructed on this building site.

2. The purchase price will be increased by the percentage increase in a stipulated market based housing price index from December 1, 2004 to the completion of the purchase of the Sites.

Newsub is expected to focus its activities upon the construction, completion and sale of the three buildings to be constructed on the two building sites. In the future, Newsub may engage in other opportunities in the real estate sector, depending upon market conditions and available financing, but no other opportunity has been identified or is contemplated at this time.

See "APPENDIX K - Additional Matters to be Acted Upon at the Request of Investor
- The Proposed Transaction with Concord Pacific Group".

BENEFITS OF THE REORGANIZATION

There are a number of benefits which are anticipated to result from the Reorganization and therefore enhance overall shareholder value, including the following:

(a) Shareholders will hold 100% of Newco, which will carry on the same business that Infowave carried on prior to the completion of the Reorganization, but with additional working capital of approximately $4,750,000 (net of the costs of undertaking the Reorganization). In this fashion, Newco will be able to execute its technology business plan going forward, with the board of directors and management team of Newco being comprised of the same individuals who are currently the directors and management team of Infowave; and

(b) Upon completion of the Reorganization and before giving effect to the Follow-on Real Estate Transaction, Shareholders will hold 70% of the voting shares of Newsub and 2.5% of the equity of Newsub.

PROCEDURE FOR THE ARRANGEMENTS TO BECOME EFFECTIVE

Securityholder Approval

The Interim Orders provide that the First Arrangement Resolution is required to be approved by at least 66-2/3% of the aggregate votes cast by the Securityholders, voting together as a single class, and the Second Arrangement Resolution is required to be approved by at least 66-2/3% of the aggregate votes cast by the Shareholders, in each case present in person or by proxy at the First and Second Meeting respectively. Each Shareholder is entitled to one vote for each Common Share held and each Optionholder and Warrantholder is entitled to one vote for each Common Share such holder would be entitled to receive upon the valid exercise of the Options or Warrants as applicable.

Notwithstanding the foregoing, the Arrangement Resolutions authorize the Board of Directors, without further notice to or approval of the Securityholders or Shareholders, as the case may be, subject to the terms of each Arrangement, to amend an Arrangement, to decide not to proceed with an Arrangement or to revoke such Arrangement Resolutions at any time prior to each Arrangements becoming effective pursuant to the provisions of the CBCA.

See APPENDIX A2 to this Information Circular for the full text of the First Arrangement Resolutions and APPENDIX A3 for the Second Arrangement Resolution.

Court Approval

The CBCA provides that each Arrangement requires Court approval. On December 15, 2004, Infowave obtained the Interim Orders providing for the calling and holding of each Meeting and other procedural matters. The Interim Orders are attached at APPENDIX D to this Information Circular.

Subject to the terms of the Investment Agreement, the Arrangement Agreement and to receipt of approval of the Arrangement Resolutions at the Meetings in the manner required by the Interim Orders, Infowave will make application to the Court for the Final Order regarding the First Arrangement forthwith after the Meetings. Upon completion of the First Arrangement, the Nova Scotia Plan of Arrangement, the Asset Purchase and the Investment, Newco will make application to the Court for the Final Order in respect of the Second Arrangement. See "The Reorganization - Procedure for the Arrangements Becoming Effective".

Conditions Precedent

All conditions precedent to each Arrangement, as set forth in the Investment Agreement or the Arrangement Agreement, as the case may be, including receipt of the requisite regulatory approvals prior to the effective date of each Arrangement, must be satisfied or waived by the appropriate party.

VOTING AGREEMENTS

Infowave has entered into agreements (the "VOTING AGREEMENTS") with certain Shareholders, holding in the aggregate 68,983,959 Common Shares, representing 29% of the issued and outstanding Common Shares, under which these Shareholders have agreed to vote their Common Shares in favour of the First Arrangement Resolution and the Second Arrangement Resolution and, provided that Canaccord or another investment dealer in Canada provides an opinion that the Follow-on Real Estate Transaction is fair, from a financial point of view, to the Shareholders, in favour of the Follow-on Real Estate Transaction Resolution.

FAIRNESS OPINION

The Board of Directors asked Canaccord Capital Corporation to address the fairness, from a financial point of view, of the consideration to be received by the Securityholders pursuant to the First Arrangement and the Shareholders pursuant to the Second Arrangement. In addition, at the request of the Investor, Infowave asked Canaccord Capital Corporation to address the fairness, from a financial point of view, of the Follow-on Real Estate Transaction. In connection with this mandate, Canaccord Capital Corporation has prepared an opinion which states that, as of the date of the opinion, the consideration under the First Arrangement and the Second Arrangement is fair from a financial point of view to the Securityholders and Shareholders, as the case may be and that the Follow-on Real Estate Transaction is fair, from a financial point of view, to the Shareholders. The fairness opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See "APPENDIX J - Fairness Opinion of Canaccord Capital Corporation".

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors has determined that: (a) the Stated Capital Reduction is in the best interests of Infowave; (b) the First Arrangement is in the best interests of Infowave; and (c) in their capacity as the future directors of Newco, that the Second Arrangement is in the best interests of Newco and that the Reorganization is fair to the Securityholders, and, as such, has authorized the submission of each Arrangement to the Securityholders for approval and to the Court for the Final Orders.

TIMING

If the Meetings are held as scheduled and not adjourned and the other necessary conditions of each Arrangement are satisfied or waived, Infowave will apply to the Court for the Final Order approving each Arrangement. If the First Final Order respecting the First Arrangement is obtained on January 17, 2005, in form and substance satisfactory to Infowave and Investor, and all other conditions specified are satisfied or waived, Infowave expects the effective date of the First Arrangement to be January 17, 2005. If the Second Final Order respecting the Second Arrangement is obtained on January 21, 2005, in form and substance satisfactory to Infowave, Newco, Newsub and Investor, and all other conditions specified are satisfied or waived, Infowave expects to file the Final Order in respect of the Second Arrangement on January 21, 2005 and that the Second Arrangement will be effective on January 28, 2005.

STOCK EXCHANGE LISTINGS AND REGULATORY APPROVALS

The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "IW". The Warrants are also listed on the TSX. The closing price of the Common Shares on the TSX was $0.115 per Common Share on November 18, 2004 (the last trading day prior to the date of announcement of the Reorganization) and $0.10 per Common Share on December 16, 2004.

Newco has received conditional approval of the listing of the Newco Common Shares and the Newco Warrants on the TSX in substitution for the presently listed Common Shares or the Warrants, as the case may be, two to three days following the effective date of the First Arrangement subject to certain conditions typical for a transaction of this nature. In addition, Newsub intends to make an application to list the Newsub Voting Shares on the TSX Venture Exchange (the "TSX-V"). There can be no assurance that the Newsub Voting Shares will be listed on the TSX-V or any other stock exchange.

In the event that the Newsub Voting Shares are not listed on the TSX-V (Tier One or Tier Two), the Newsub Voting Shares will not be a "qualified investment" for certain tax-deferred plans. "See Canadian Federal Income Tax Considerations - Residents of Canada - Second Arrangement".

DISTRIBUTION OF NEWCO AND NEWSUB SHARE CERTIFICATES

It is currently anticipated that the Newco First Common Shares and the Newco Warrants will commence trading on or about January 20, 2005 in substitution for the Infowave Common Shares and Warrants. Promptly following the effective date of the First Arrangement, Infowave will mail a letter of transmittal to registered shareholders and warrantholders of record on January 18, 2005, providing such Shareholders and Warrantholders with an opportunity to exchange their Infowave share certificates or warrant certificates for certificates representing the Newco First Shares or the Newco Warrants, as the case may be, issued under the First Arrangement. Each Shareholder will receive one Newco First Share for each Common Share held, and each Warrantholder will receive one Newco Warrant for each Warrant held.

On the date that the Final Order is received in respect of the Second Arrangement, Newco will announce the effective date for the Second Arrangement and the record date for the distribution of the Newsub Voting Shares. It is currently anticipated that the Final Order in respect of the Second Arrangement will be received on January 21, 2005 and that the effective date will be the date which is seven days following, or January 28, 2005, which will also be the record date for the distribution of the Newsub Voting Shares. The Newco Shares will trade "ex distribution" (in other words, without the entitlement to receive a Newsub Voting Share) on January 26, 2005, and the Newsub Voting Shares, if listed, will begin trading on January 31, 2005. Promptly following the effective date of the Second Arrangement, Newsub intends to mail certificates representing the Newsub Voting Shares to registered shareholders of record on the record date in respect of the Second Arrangement. Each Newco Shareholder will receive one Newsub Voting Share for each ten Newco First Shares held.

Infowave intends to confirm or, if necessary, advise of any changes to, the foregoing dates by way of press release following approval of the First Arrangement.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

THE INFORMATION CIRCULAR CONTAINS A SUMMARY OF THE PRINCIPAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS RELEVANT TO RESIDENTS AND NON-RESIDENTS OF CANADA AND WHICH RELATE TO THE REORGANIZATION. SECURITYHOLDERS SHOULD CAREFULLY READ THE INFORMATION UNDER "CANADIAN FEDERAL INCOME TAX CONSIDERATIONS".

Canadian Resident Shareholders

Pursuant to the First Arrangement, a Shareholder will be deemed to have disposed of the Shareholder's Common Shares for aggregate proceeds of disposition equal to the aggregate cost to the holder of such Common Shares. A Shareholder will therefore not realize a capital gain (or capital loss) on the exchange for Newco First Shares unless such Shareholder claims any portion of the capital gain (or capital loss) attributable to such transfer in their tax return for the year in which such disposition took place. A Shareholder will be deemed to have acquired the Newco First Shares at a cost equal to the adjusted cost base of Common Shares disposed of in exchange for the Newco First Shares.

Pursuant to the Second Arrangement, a Newco Shareholder will generally not realize a capital gain (or capital loss) on the exchange of Newco First Shares for Newco Class A Shares and Newco Class B Shares. The distribution of Newsub Voting Shares to the Newco Shareholders on the redemption of the Newco Class B Shares will result in the Newco Shareholder being deemed to receive a deemed dividend equal to the amount, if any, by which the fair market value of Newsub Voting Shares received by the Newco Shareholder on the redemption of the Newco Class B Shares exceeds the paid up capital of the Newco Class B Shares. It is the view of the management of Infowave that the fair market value of the Newsub Voting Shares will be a nominal amount at the time that the Newco Class B Shares will be redeemed.

Shareholders Not Resident in Canada

In general, a Non-Resident Shareholder will not be subject to taxation in Canada under the Tax Act in respect of any capital gain that is realized on the disposition of Common Shares pursuant to the First Arrangement unless the Non-Resident Shareholder's Common Shares are "taxable Canadian property" and the Non-Resident Shareholder is not afforded any relief under an applicable tax treaty. Generally, a Common Share will not be taxable Canadian property of a Non-Resident Shareholder unless it was acquired in exchange for other taxable Canadian property or if, at any time during the five-year period immediately preceding the disposition of the Common Share, 25% or more of the issued shares of any class or series of Infowave, or any interest therein, belonged to the Non-Resident Shareholder, to persons with whom the Non-Resident Shareholder did not deal at arm's length, or any combination thereof. If a Common Share is taxable Canadian property to a Shareholder, any Newco First Share received by such Shareholder in exchange for such Common Share, will be deemed to be taxable Canadian property to the Shareholder.

On the redemption of Newco Class B Shares, whereby a Non-Resident Shareholder will receive New Sub Voting Shares, a Non-Resident Shareholder will be deemed to receive a dividend equal to the amount, if any, by which the fair market value of the Newsub Voting Shares received by such Non-Resident Shareholder on the redemption of Newco Class B Shares exceeds the paid up capital of the Newco Class B Shares. The Non-Resident Shareholder will be subject to tax under Part XIII of the Tax Act on such dividend at the rate of 25%, unless reduced by an applicable tax treaty.

Non-Residents should consult their own tax advisors for advice having regard to their particular circumstances, including any tax consequences of the Arrangement in foreign jurisdictions.

ABOUT NEWCO

Newco was incorporated by Certificate of Incorporation issued pursuant to the provisions of the CBCA on November 16, 2004. Newco has not carried on any active business since incorporation. As of the date hereof, the sole shareholder of Newco is Infowave.

Following the completion of the Reorganization, Newco will utilize the assets that previously belonged to Infowave to carry out substantially the same business as carried on by Infowave prior to the completion of the Reorganization.

Pursuant to the First Plan of Arrangement, the share capital of Newco, including rights to acquire shares, will be identical to the share capital of Infowave prior to the Reorganization. Holders of Notes convertible into Infowave Common Shares will have equivalent rights to acquire Newco Common Shares.

Following completion of the First Arrangement, the board of directors of Newco shall be identical to the Board of Directors of Infowave, consisting of Thomas Koll, Jim McIntosh, Jerry Meerkatz, Gerald Trooien, Christine Rogers, Leonard Brody and Tarnie Williams. In addition, the management team of Newco shall be comprised of those individuals who are currently the management team of Infowave. Furthermore, Newco's auditors will be Infowave's current auditors, KPMG LLP, and Newco will have a stock option plan identical to Infowave's current stock option plan.

Newco's head office is located at Suite 200, 4664 Lougheed Highway, Burnaby, British Columbia, V5C 5T5 and its registered office is located at Suite 2600, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3. See "APPENDIX F - Information Respecting 6311059 Canada Inc.".

ABOUT NEWSUB

Upon completion of the Reorganization, ScotiaCo will be a wholly-owned subsidiary of Newsub. Newsub was incorporated under the CBCA on December 9, 2004 under the name 6322310 Canada Inc. Shareholders are being requested to approve, at the Second Meeting, the appointment of Terence Hui, Dennis Au-Yeung and Jerry Meerkatz as directors of Newsub. Newsub expects to appoint an additional independent director in place of Mr. Au-Yeung. Newsub's head office and registered office will be located at Suite 900-1095 West Pender Street, Vancouver, British Columbia, V6E 2M6.

Upon completion of the Follow-on Real Estate Transaction, Newsub will undertake the construction and marketing and sale of three residential condominium buildings in Vancouver, British Columbia.

See "APPENDIX K - Additional Matters to be Acted Upon at the Request of Investor
- The Proposed Transaction with Concord Pacific Group".

HISTORICAL FINANCIAL STATEMENTS OF INFOWAVE

For historical financial statements relating to Infowave, see "APPENDIX G - Historical Financial Statements of Infowave Software, Inc.".

SELECTED UNAUDITED PRO FORMA INFORMATION RELATING TO NEWCO

For pro forma information relating to Newco after giving effect to the Reorganization and certain other adjustments, see "APPENDIX H - Unaudited Pro Forma Balance Sheet of 6311059 Canada Inc. or 'Newco' ".

SELECTED UNAUDITED PRO FORMA INFORMATION RELATING TO NEWSUB

For pro forma information relating to Newsub after giving effect to the Reorganization and certain other adjustments, see "APPENDIX I - Unaudited Pro Forma Balance Sheet of 6322310 Canada Inc. or 'Newsub' ".

For financial information relating to Newsub after giving effect to the Reorganization and the Follow-on Real Estate Transaction, see "APPENDIX K - Additional Matters to be Acted Upon at the Request of Investor - Unaudited Pro-forma Balance Sheet of Newsub".

                         CHARTS OF ORGANIZATIONAL STEPS

                                CURRENT STRUCTURE
                            (PRIOR TO REORGANIZATION)

                                  [FLOW CHART]

                    UPON COMPLETION OF THE FIRST ARRANGEMENT

                                  [FLOW CHART]

          UPON COMPLETION OF THE NOVA SCOTIA PLAN OF ARRANGEMENT, ASSET
                             PURCHASE AND INVESTMENT

                                  [FLOW CHART]

                UPON COMPLETION OF THE SECOND PLAN OF ARRANGEMENT

                                  [FLOW CHART]

                           FORWARD-LOOKING STATEMENTS

In this Information Circular, we make forward-looking statements. All statements, other than statements of historical fact, contained in this Information Circular are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, proposed acquisitions, budgets, litigation, project costs and plans and objectives of management for future operations. You can identify many of these statements by looking for words such as "believe," "expects," "will," "intends," "projects," "anticipates," "estimates," "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to: the anticipated benefits and enhanced Securityholder value resulting from the Reorganization and the Follow-on Real Estate Transaction; the timing and success of applications to obtain approvals required with respect to the Arrangements; sources of capital; and the nature of Infowave's, Newco's and Newsub's business and operations following the Reorganization and the Follow-on Real Estate Transaction. We cannot assure you that the plans, intentions or expectations upon which these forward-looking statements are based will occur. The forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Information Circular. Although we believe that the expectations represented in such forward-looking statements are reasonable, no assurance can be given that these expectations will prove to be correct. Some of the risks which could affect future results of Infowave, Newco and Newsub and could cause these future results to differ materially from those expressed in the forward-looking statements include: the impact of general economic conditions in Canada and internationally; industry conditions including fluctuations in foreign exchange or interest rates; stock market volatility; the need to obtain required approvals from regulatory authorities; the impact of competition; the uncertainty inherent in attracting capital; and difficulties associated with the nature of the business and operations of Infowave, Newco and Newsub following the Reorganization and the Follow-on Real Estate Transaction.

These forward-looking statements are expressly qualified in their entirely by this cautionary statement. The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and Newco undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise. You should not place undue reliance on forward-looking statements.

                SOLICITATION OF PROXIES AND VOTING AT THE MEETING

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR ACCOMPANIES THE NOTICES OF SPECIAL GENERAL MEETINGS OF SECURITYHOLDERS OF INFOWAVE SOFTWARE, INC. AND IS FURNISHED IN CONNECTION WITH A SOLICITATION OF PROXIES FOR USE AT THE MEETINGS AND AT ANY ADJOURNMENT THEREOF. THE ENCLOSED FORMS OF PROXY ARE BEING SOLICITED BY MANAGEMENT OF INFOWAVE. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of Infowave. Infowave may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. The cost of solicitation will be borne by Infowave.

APPOINTMENT OF PROXYHOLDERS

The individuals named in the accompanying Forms of Proxy (i.e., the Management proxy) are the President and the Chief Operating Officer/Chief Financial Officer of Infowave. A SECURITYHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SECURITYHOLDER) TO REPRESENT THEM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORMS OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.

A Proxy will not be valid unless the completed Form of Proxy is received by Infowave at the offices of Infowave's registrar and transfer agent, Computershare Trust Company of Canada, at its offices at Proxy Department, 100 University Avenue 9th Floor, Toronto, Ontario, M5J 2Y1, or at the head office of Infowave at Suite #200, 4664 Lougheed Highway, Burnaby, British Columbia, V5C 5T5, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meetings or any adjournment thereof.

REVOCABILITY OF PROXIES

In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the Securityholder or his attorney authorized in writing or, if the Securityholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of Infowave at any time up to and including the last business day preceding the day of the applicable Meeting, or any adjournment thereof or, as to any matter in respect of which a vote shall not already have been cast pursuant to such Proxy, with the Chairman of the applicable Meeting on the day of the applicable Meeting, or any adjournment thereof, and upon either of such deposits the Proxy is revoked.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation. A Securityholder of Infowave may also revoke a Proxy by signing a Form of Proxy bearing a later date and returning such Proxy to the Chairman of the applicable Meeting prior to the commencement of the Meeting.

A person duly appointed under an instrument of Proxy will be entitled to vote the shares represented thereby, only if the Form of Proxy is properly completed and delivered in accordance with the requirements set out above under the heading "Appointment of Proxyholder" and such Proxy has not been revoked.

VOTING OF PROXIES AND EXERCISE OF DISCRETION

If the instructions as to voting indicated in a Proxy are certain, the securities represented by the Proxy will be voted on any poll where a choice with respect to any matter to be acted upon has been specified in the proxy, in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORMS OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXIES IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORMS OF PROXY.

The Forms of Proxy accompanying this Information Circular confer discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notices of Meeting and with respect to any other matters which may properly come before the Meetings. As of the date of this Information Circular, management of Infowave knows of no such amendment or variation of matters to come before the Meetings other than those referred to in the accompanying Notices of Meeting.

VOTING SECURITIES AND THE PRINCIPAL HOLDERS THEREOF

Each Common Share entitles the holder thereof to one vote per common share on all ballots at the meeting. Each Warrant and Option entitles the holder thereof to one vote per Common Share that such holder would be entitled to receive upon the valid exercise of such Warrant or Option, on a ballot in respect of the First Arrangement Resolution only. As of December 15, 2004, 237,145,351 Common Shares, 55,579,436 Warrants and 21,542,199 Options were issued and outstanding.

                          THE STATED CAPITAL REDUCTION

As of September 30, 2004, Infowave had a deficit of US$68,823,303. In order to undertake a plan of arrangement, the realizable value of Infowave's assets must be greater than the aggregate of its liabilities and stated capital. The deficit is not represented by the realizable assets of Infowave. The Board of Directors therefore proposes to reduce the stated capital of the Common Shares in order to utilize the arrangement provisions provided under Section 190 of the CBCA. The Shareholders are being asked to approve a special resolution giving effect to the reduction of stated capital of the Common Shares. Accordingly, to approve the reduction of stated capital, a majority of not less than 66 2/3% of the votes cast by the Shareholders must be voted in favour of this resolution. The full text of the special resolution that the Shareholders are being asked to consider is attached to this Information Circular in APPENDIX A1.

As of the date hereof, there are 237,145,351 Common Shares issued and outstanding and the stated capital of such Common Shares is $118,565,193. The Board of Directors proposes to reduce the stated capital of the Common Shares by the amount of $91,636,144, or such greater amount as may be necessary such that on the date of the First

Meeting the realizable value of the assets of Infowave is greater than the aggregate of its liabilities and stated capital (as amended). After the reduction of the stated capital, Infowave's stated capital will be $26,929,049. If the proposed Stated Capital Resolution is not approved by the Shareholders, the Stated Capital Reduction will not occur and the Reorganization cannot occur.

The Board of Directors has determined that the Stated Capital Reduction of the Common Shares is in the best interests of the Shareholders and recommends that the Shareholders vote in favour of the Stated Capital Resolution. In the absence of a contrary instruction, it is the intention of the persons named in the Form Proxy accompanying this Information Circular to vote the same in accordance with their best judgment on such matters.

                               THE REORGANIZATION

BACKGROUND TO THE REORGANIZATION

In the fall of 2003, Infowave considered a number of methods to raise capital including equity financings, sale and licensing opportunities as well as a corporate reorganization similar to the Reorganization. The corporate reorganization was given serious consideration as it results in the contribution to the business of Infowave of considerable additional working capital without dilution to shareholders or any material impact on Infowave's business. As an added feature of the transaction, Infowave shareholders receive a minority interest in a new venture to be carried on by the Infowave corporate entity following completion of the corporate reorganization.

A number of parties, including an affiliate of the Investor, expressed interest in considering the corporate reorganization, however the ongoing litigation with Visto Corporation prevented serious discussions from developing. Infowave continued discussions with a number of parties throughout the first half of 2004 in order to be in a position to consider a potential transaction if and when the Visto litigation settled. In the meantime, Infowave completed a financing in two tranches in the Spring of 2004.

In August 2004, immediately following the settlement of the litigation with Visto, Infowave re-approached the parties that had expressed an interest in the corporate reorganization in order to determine if there was still interest in proceeding, and if so, the terms on which such a transaction could proceed. Once it was determined that the corporate reorganization would be of interest to a number of parties, Infowave invited all interested parties to submit their best and final offer to proceed with a transaction substantially in the form of the Reorganization. A number of parties submitted proposals and ultimately a successful proponent was selected with whom Infowave signed a non-binding letter of intent on October 18, 2004 (the "FIRST LETTER").

Shortly after execution of the First Letter, Infowave received an unsolicited offer from an affiliate of the Investor to undertake the transaction on terms superior to the terms of the First Letter. As a result, Infowave informed the first proponent that a superior offer had been received, and in consideration of a payment by Infowave of a break fee to the first proponent in the amount of $250,000, terminated the First Letter. Infowave then finalized the terms of a letter of intent with Investor's affiliate, who was interested in undertaking the transaction for a number of reasons including acquiring access to the public markets to finance certain real estate development activities. On October 21, 2004 Infowave and Investor signed a second non-binding letter of intent to proceed with the Reorganization, providing for a total investment amount of $5.45 million including a payment to Infowave of a $250,000 non-refundable deposit. Infowave worked with Investor over the following three-week period to finalize the definitive terms for the Reorganization and on November 18, 2004, Infowave and Investor signed the definitive Investment Agreement providing for the Reorganization.

THE INVESTOR

The Investor is a recently incorporated company. Terence Hui is the Chair and Chief Executive Officer and indirect holder of the issued shares of Investor. Terence Hui is the President and Chief Executive Officer of Concord Pacific Group Inc., the issued shares of which are owned, indirectly, by members of his family. Terence Hui is also the Chair and, together with members of his family, the majority shareholder of Maximizer Software Inc. and is a director of Husky Energy Inc.

BENEFITS OF THE REORGANIZATION

There are a number of benefits which are anticipated to result from the Reorganization and therefore enhance overall Securityholder value, including the following:

(a) Shareholders will hold 100% of Newco, which will carry on substantially the same business that Infowave carried on prior to the completion of the Reorganization, but with additional working capital of approximately $4,750,000 (net of the costs of undertaking the Reorganization). In this fashion, Newco will be able to execute its technology business plan going forward, with the board of directors and management team of Newco being comprised of the same individuals who are currently the directors and management team of Infowave.

(b) Upon completion of the Reorganization and before giving effect to the Follow-on Real Estate Transaction, Shareholders will hold 70% of the voting shares and approximately 2.5% of the equity of Newsub.

EFFECT OF THE REORGANIZATION UPON SECURITYHOLDERS

Upon completion of the Reorganization, Newco will be the owner of all of the assets, together with the associated contractual obligations and liabilities, formerly owned by Infowave and will carry on the business substantially in the form previously carried on by Infowave with additional working capital of approximately $4,750,000. Newsub, following completion of the Reorganization, will own all of the shares of ScotiaCo. The Shareholders will be the holders of all outstanding Newco Common Shares as well as the owners of 23,714,535 Newsub Voting Shares (being, following the Reorganization and the Follow-on Real Estate Transaction, 70% of all voting shares and approximately 0.73% of the equity of Newsub then outstanding). Pursuant to the First Arrangement, each Shareholder will receive one Newco Share for each Common Share held and holders of Options and Warrants will receive Options or Warrants, as the case may be, in Newco on the same terms as the original Options and Warrants. Pursuant to the Second Arrangement, each Shareholder will receive one Newsub Share for each Common Share held.

DETAILS OF THE FIRST ARRANGEMENT

THE FOLLOWING DESCRIPTION OF THE FIRST ARRANGEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE INVESTMENT AGREEMENT AND THE FIRST PLAN OF ARRANGEMENT SET FORTH IN APPENDIX B AND EXHIBIT A TO APPENDIX B TO THIS INFORMATION CIRCULAR, RESPECTIVELY.

Investment Agreement

On November 18, 2004, Infowave, Investor and Newco entered into the Investment Agreement which provides for, among other things, implementation of the First Plan of Arrangement pursuant to Section 192 of the CBCA. The Investment Agreement contains covenants, representations and warranties of and from each of Infowave, Investor and Newco and various conditions precedent, both mutual and with respect to each of the parties, to the implementation of the First Arrangement. On the effective date of the First Arrangement, each of the events below will occur and will be deemed to occur in the following sequence without further act or formality:

      (a) Newco will acquire all outstanding Infowave Common Shares from the Shareholders and will issue in exchange for each Infowave Common Share held by such Shareholders one Newco First Share;

      (b) each Infowave Option held by an Optionholder will be exchanged for Newco Options and the Infowave Options shall be cancelled and terminated and cease to represent any right or claim whatsoever;

      (c) each Infowave Warrant held by a Warrantholder will be exchanged for Newco Warrants and the Infowave Warrants shall be cancelled and terminated and cease to represent any right or claim whatsoever;

      (d) The obligation to pay the Visto Notes will be assumed by Newco in consideration of the agreement by Infowave to pay to Newco the amount of the Visto Notes, and the right to convert the Visto Notes into Infowave Common Shares will be exchanged for the right to convert the Visto Notes into an equal number of Newco Common Shares;

      (e) The auditors and directors of Infowave will be appointed auditors and directors of Newco until the next Annual General Meeting of the shareholders of Newco;

      (f) Infowave will surrender to Newco for cancellation the initial common share of Newco that was issued to Infowave upon incorporation of Newco;

      (g)   Infowave will change its name to "4175719 Canada Inc." ("4175719");

      (h)   Newco will change its name to "Infowave Software, Inc."; and

      (i) following completion of the First Arrangement, Newco will seek "reporting issuer" status in each jurisdiction in which Infowave is currently a reporting issuer.

If the First Arrangement is approved by the Securityholders, the First Final Order is obtained from the Court and all of the conditions to the implementation of the First Arrangement set forth in the Investment Agreement are satisfied or waived, Infowave intends to cause a copy of the First Final Order and the First Articles of Arrangement to be filed with the Director, together with such other materials as may be required by the Director.

Notwithstanding the foregoing, the First Arrangement Resolution proposed for consideration by the Securityholders authorizes the Board of Directors, without further notice to or approval of such Securityholders, to amend the Investment Agreement, to decide not to proceed with the First Arrangement and to revoke the First Arrangement Resolution at any time prior to the effective date of the First Arrangement. See APPENDIX A2 for the text of the First Arrangement Resolution.

TRANSACTIONS TAKING PLACE AFTER THE FIRST ARRANGEMENT

Continuance of 4175719 to Nova Scotia and Capital Reorganization

Provided that the Securityholders approve the First Plan of Arrangement, and that the First Final Order in respect of the First Arrangement is obtained from the Court and filed with the Director, Industry Canada, 4175719 will then be continued into the Province of Nova Scotia under the Nova Scotia Act. After this continuance, 4175719 will undertake the Nova Scotia Plan of Arrangement, under which:

      (a) 4175719 will be converted into an unlimited liability company under the Nova Scotia Act;

      (b) two billion ScotiaCo Voting Shares and ten billion ScotiaCo Non-Voting Shares of 4175719 will be created;

      (c) the Common Shares held by Newco in the capital of 4175719 will be exchanged for 33,877,907 ScotiaCo Voting Shares (representing a 1:10 consolidation of the issued and outstanding shares of 4175719 plus an additional 10,163,372 shares) and 914,703,497 ScotiaCo Non-Voting Shares;(1)

      (d)   the Common Shares in the capital of 4175719 will be cancelled; and

      (e) 4175719 will change its name to "Coopers Park Real Estate Development Corporation" ("SCOTIACO").

------------------------------
Note:

(1) The number of ScotiaCo Voting Shares and ScotiaCo Non-Voting Shares will be adjusted if the number of issued and outstanding shares of 4175719 changes from 237,145,351 shares.

Asset Purchase

Provided that the First Arrangement is completed and the subsequent continuance into Nova Scotia and the Nova Scotia Plan of Arrangement is completed, it is intended that Newco and ScotiaCo will complete the Asset Purchase pursuant to the terms and conditions of the Asset Purchase Agreement. Under the Asset Purchase Agreement, Newco will acquire from ScotiaCo all of the assets used to carry on Infowave's business in consideration payable (a) firstly, by the assumption of all the obligations of ScotiaCo, other than the amount owing by ScotiaCo to Newco as a result of the assumption by Newco of the Visto Notes, (b) secondly, by the credit of the amount owing by ScotiaCo to Newco as a result of the assumption by Newco of the Visto Notes, and (c) lastly, as to the balance thereof, by way of reduction of ScotiaCo's paid up capital, with the concomitant reduction in the value of Newco's 100% interest in the share capital of ScotiaCo. Under the terms of the Asset Purchase Agreement, Newco will assume and be bound by and observe, carry out, perform, fulfil and pay all of the outstanding covenants, conditions, obligations and liabilities of ScotiaCo, including those contained in the contracts to which ScotiaCo is a party. It is a condition to the completion of the Asset Purchase that ScotiaCo be released and discharged from certain obligations and that these obligations be assumed by Newco. In addition, ScotiaCo will terminate the employment of all of its employees effective on the closing date of the Asset Purchase and Newco will offer employment on the same date to all of the employees on terms and conditions of employment, including salary, incentive compensation and benefits, which are the same as those available to the employees under their employment with ScotiaCo. Furthermore, Newco will fully indemnify and save harmless ScotiaCo and its directors, officers, employees and consultants from and against all liabilities, losses, costs, expenses, claims and damages (including legal costs), to which any of them may be subject or may suffer or incur, in any way caused by or arising directly or indirectly by reason or in consequence of or related to, among other things, the Purchased Assets and the business carried out by Infowave or ScotiaCo prior to the closing date of the Asset Purchase and by Newco after the closing date utilizing the Purchased Assets. See "The Reorganization - Transactions Taking Place After the First Arrangement - Asset Purchase".

Investment

Provided that the First Arrangement is completed, the continuance into Nova Scotia and the Nova Scotia Plan of Arrangement take place and the Asset Purchase is completed, Investor will complete the Investment pursuant to the terms of the Investment Agreement, a copy of which is attached to this Information Circular as APPENDIX B. Under the Investment Agreement, Investor has agreed to purchase 10,163,372 ScotiaCo Voting Shares (representing 30% of the issued and outstanding ScotiaCo Voting Shares) and 914,703,497 ScotiaCo Non-Voting Shares representing, together with the ScotiaCo Voting Shares purchased by Investor, 97.5% of the issued and outstanding shares of ScotiaCo, subject to adjustment if the number of issued and outstanding shares of 4175719 changes from 237,145,351 shares (the "PURCHASED SHARES"), from Newco so that, immediately following completion of the Investment, Investor will own 30% of the ScotiaCo Voting Shares and 100% of the ScotiaCo Non-Voting Shares, representing, in the aggregate, 97.5% of the issued and outstanding shares of ScotiaCo for an aggregate purchase price of $5,450,000, of which $250,000 has been paid to Infowave as a non-refundable deposit. Newco will then own 2.5% of the issued and outstanding shares of ScotiaCo, representing an economic interest equal to 2.5% of the value of ScotiaCo. These shares will be distributed to the Newco Shareholders pursuant to the Second Arrangement. The completion of the Investment is subject to the fulfilment of certain conditions precedent, for the benefit of both Infowave and Investor, typical for a transaction of this nature.

Conditions to the Investment

The respective obligations of Infowave, Investor and Newco to complete the Investment are subject to a number of conditions which must be satisfied or waived at or before the effective time of the Investment. These conditions are set forth in the Investment Agreement and include:

      (a) mutual closing conditions: (i) all regulatory and judicial approvals will have been received on terms and conditions satisfactory to each of Investor, Newco and Infowave, acting reasonably; (ii) the First Arrangement will have become effective; (iii) there will be no action taken under any existing applicable law, regulation or order that makes illegal or otherwise restrains, enjoins or prohibits the First Arrangement or any other transactions contemplated in the Investment Agreement, results in a judgment or assessment of material damages relating to the transactions contemplated in the Investment Agreement or has had or would be expected to result in a material adverse effect on Infowave, Newco or Investor or on the ability of Infowave and Newco to complete the First Arrangement; (iv) the Asset Purchase Agreement will have been executed by Newco and ScotiaCo and the transactions contemplated thereby will have been consummated; and (v) the Arrangement Agreement will have been executed by Newco, ScotiaCo, Newsub and Investor.

      (b) Infowave's closing conditions: (i) no material action or proceeding will be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency to enjoin or prohibit the First Arrangement, the Asset Purchase or the Investment from being completed, or result in a judgment in material damages relating to the transactions contemplated in the Investment Agreement; (ii) the representations and warranties of Investor contained in the Investment Agreement will be true and correct in all material respects on the effective date of the Investment and Investor will have complied in all material respects with its covenants in the Investment Agreement; (iii) Investor will have furnished Infowave with a legal opinion, certificates and other closing documents as described in the Investment Agreement.

      (c) Investor's closing conditions: (i) the representations and warranties of Newco contained in the Investments Agreement will be true and correct in all material respects on the effective date, and each of Infowave and Newco will have complied in all material respects with its covenants in the Investment Agreement; (ii) there will not have occurred any material adverse change in the business, operations or capital in respect of Infowave; (iii) no material action or proceeding will be pending or threatened by any person or authorized authority: (A) to enjoin or prohibit the First Arrangement, the Asset Purchase, the Investment or the transactions provided for in the Arrangement Agreement from being completed; or
            (B) which, if determined adverse to Infowave, could result in a judgment in a material amount; (iv) the Board of Directors will have approved the Investment Agreement, the First Arrangement, the Asset Purchase and the Investment and will have recommended that Infowave Securityholders vote in favour of the First Arrangement and will not have varied, altered or rescinded such recommendation; (v) there will not have occurred any actual change or proposal by the Minister of Finance of Canada to amend the Income Tax Act (Canada) (including any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the judgment of Investor, acting reasonably, directly or indirectly, has or may have a material adverse effect with respect to Infowave, or entities in which Infowave has a material interest, with respect to the regulatory regime applicable to their respective businesses and operations or with respect to consummating the First Plan of Arrangement; and (vi) Infowave and Newco will have provided Investor with legal opinions, certificates and other closing documents as described in the Investment Agreement.

There is no assurance that the conditions will be satisfied or waived on a timely basis.

Termination of the Investment Agreement

Notwithstanding any other rights contained in the Investment Agreement, the Investment Agreement may be terminated:

      (a) by mutual agreement of Investor, Newco and Infowave without further action on the part of the Shareholders;

      (b) by Infowave in order to enter into an agreement with a third party with respect to an Acquisition Proposal (defined below), provided Infowave has paid the break fee described below under "Break Fee";

      (c) by Investor upon notice to Infowave and Newco upon payment of the break fee;

      (d) by each of Investor and Infowave upon notice to the other and without payment of the break fee if: (i) the Interim Orders have been refused or have been granted in form or substance not satisfactory to Infowave, acting reasonably, or have not been granted by December 31, 2004 or, if issued, have been set aside or modified in a manner unacceptable to Infowave, acting reasonably, on appeal or otherwise; (ii) the First Arrangement is not approved by the Infowave Securityholders in accordance with the terms of the Interim Order and all applicable corporate and securities laws requirements on or before January 31, 2005; (iii) the First Final Order has not been granted in form and substance satisfactory to Infowave, acting reasonably, on or before February 15, 2005 or, if issued, has been set aside or modified in a manner unacceptable to Infowave, acting reasonably, on appeal or otherwise; (iv) the First Arrangement has not become effective on or before February 15, 2005; or (v) the transactions contemplated by the Investment Agreement will not be able to be completed as a result of any act, event or circumstance beyond its reasonable control (other than the inability to pay money).

Non-Solicitation and Right to Match

The Investment Agreement provides that:

      (a) Infowave will not, directly or indirectly, authorize or permit any of the officers, directors or employees of Infowave or any of its subsidiaries or any agent, financial advisor, expert or other person acting on its behalf:

            (i) solicit, initiate or knowingly encourage (including, without limitation, by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation or continuation of any inquiries, discussions, negotiations, proposals or offers from any corporation, person or other entity or group which constitutes, or may reasonably be expected to lead to a transaction substantially similar to that contemplated by the Investment Agreement, or any amalgamation, merger or other form of business combination involving Infowave, the consummation of any of which would or could reasonably be expected to impede, interfere with, prevent or delay the proposed transaction (any such inquiry or proposal in respect of any of the foregoing being an "ACQUISITION PROPOSAL", and for greater certainty, not including the raising of capital by Infowave by the issuance from treasury of any shares of Infowave or other securities convertible into or exercisable (or options, rights or warrants to purchase Infowave shares) (a "FINANCING"));

            (ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or, except in the ordinary course of business, furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Infowave or an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or knowingly encourage, any effort or attempt of any other person to do or seek to do any of the foregoing; or

            (iii) waive, or otherwise forbear (except in respect of non-material matters) in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of Infowave under confidential information agreements, including, without limitation, any "standstill provisions" thereunder;

            provided, however, that Infowave (and its directors and officers) may:

            (iv) engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Infowave or any of the officers, directors or employees of Infowave or any financial advisor, expert or other representative or agent acting on its behalf) seeks to initiate such discussions or negotiations and may furnish such third party information concerning Infowave and its business, properties and assets, in each case if, and only to the extent that:

                  (A) the third party has first made a written bona fide Acquisition Proposal in respect of which the board of directors of Infowave has determined in good faith: (I) that is commercially feasible and for which funds or other consideration necessary are or are likely to be available and which could be carried out within a time frame that is reasonable in the circumstances; (II) (after consultation with its financial advisor) that such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction financially superior for holders of Infowave Shares than the transaction contemplated by this Agreement; and
                        (III) after receiving the advice of outside legal counsel, that the taking of such action is recommended for the board of directors to act in a manner consistent with statutory or fiduciary duties of the directors under applicable law (a "SUPERIOR PROPOSAL"); and

                  (B) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Infowave provides prompt notice to Investor to the effect that it is furnishing information to or entering into discussions or negotiations with such person or entity. Infowave will immediately notify Investor orally and in writing of any inquiries, offers or proposals with respect to any Acquisition Proposal (including, without limitation, the terms and conditions of any such proposal (and any amendments or changes thereto), the identity of the person making it, and if not previously provided to Investor, copies of all information provided to such party and all other information reasonably requested by Investor), will keep Investor informed of the status and details of any such inquiry, offer or proposal and answer Investor's questions with respect thereto.

      (b) Infowave will give Investor 72 hours advance notice of any agreement (and the terms of such agreement) to be entered into with, or any information to be supplied to, any person making an inquiry, offer or proposal with respect to a Superior Proposal and will confirm the determination of Infowave's board of directors that the Acquisition Proposal is a Superior Proposal. In the event that Investor proposes to amend the Investment Agreement and the terms of the First Arrangement to provide equal or superior value to that provided under the Superior Proposal within a period of 72 hours from the date that Investor receives notice of the Superior Proposal, Infowave will agree to the amendments proposed by Investor and will not enter into any agreement regarding the Superior Proposal or any amendment thereof, nor will the Infowave board of directors withdraw, modify or change any recommendation with respect to the First Arrangement, as so amended.

Break Fee

In certain circumstances, each of the Investor or Infowave is required to pay a break fee to the other in the event that it terminates the Investment Agreement. If the Investor terminates the agreement other than with the agreement of Infowave or other than for any reason described above under "Termination of the Investment Agreement", then it is obligated to pay Infowave a break fee in the amount of $750,000, provided that the amount of such break fee will be $250,000 if the Shareholders at the Second Meeting have not approved the Follow-on Real Estate Transaction by a simple majority. If Infowave terminates the Investment Agreement other than with the agreement of the Investor or other than for any reason described under "Termination of the Investment Agreement", and a transaction contemplated by an Acquisition Proposal has been completed or publicly announced prior to the First Meeting and such transaction is completed by November 9, 2005, or a transaction substantially similar to the Reorganization is completed by November 9, 2005, then Infowave will be obligated to pay to the Investor a break fee in the amount of $1,000,000; provided that if the transaction contemplated by an Acquisition Proposal is a Financing the break fee will be reduced to $250,000 plus up to $150,000 of the expenses of the Investor in connection with the Reorganization.

DETAILS OF THE SECOND ARRANGEMENT

THE FOLLOWING DESCRIPTION OF THE SECOND ARRANGEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE ARRANGEMENT AGREEMENT AND THE SECOND PLAN OF ARRANGEMENT SET FORTH IN APPENDIX C AND EXHIBIT A TO APPENDIX C TO THIS INFORMATION CIRCULAR.

Arrangement Agreement

As noted above, it is a condition of the completion of the Investment under the Investment Agreement that Investor, Newco, ScotiaCo and Newsub enter into the Arrangement Agreement, which provides for implementation of the Second Plan of Arrangement pursuant to Section 192 of the CBCA. The Arrangement Agreement contains covenants, representations and warranties of and from each of Investor, Newco, ScotiaCo and Newsub and various conditions precedent to the implementation of the Second Arrangement. On the effective date of the Second Plan of Arrangement, each of the events below will occur and will be deemed to occur in the following sequence without further act or formality:

      (a) Newco will transfer all of its ScotiaCo Voting Shares to Newsub in exchange for the issuance by Newsub to Newco of Newsub Voting Shares;

      (b) Newco will surrender to Newsub for cancellation the initial Newsub Voting Share that was issued to Newco upon the incorporation of Newsub;

      (c) the share capital of Newco will be amended to create an unlimited number of Class A Common Voting shares (the "NEWCO CLASS A SHARES") and an unlimited number of Class B Preferred Non-voting Shares (the "NEWCO CLASS B SHARES");

      (d) Newco will issue and deliver to the Newco shareholders one Class A Share and one Class B Share in exchange for the surrender of each Newco First Share;

      (e) Newco will distribute to the Newco shareholders one Newsub Voting Share in exchange for the surrender of ten Newco Class B Shares;

      (f) all of the Newco First Shares and Newco Class B Shares will be cancelled and the Newco Class A Shares will be redesignated as common shares (the "NEWCO COMMON SHARES");

      (g) Investor will transfer its ScotiaCo Voting Shares and ScotiaCo Non-Voting Shares to Newsub in exchange for the issuance by Newsub to Investor of 10,163,372 Newsub Voting Shares and 914,703,497 Newsub Non-Voting Shares subject to adjustment so that immediately after such exchange Investor holds 30% of the Newsub Voting Shares and 100% of the Newsub Non-Voting Shares representing in the aggregate 97.5% of the issued and outstanding Newsub Shares; and

      (h)   Newsub will change its name to "Coopers Park Real Estate
            Corporation".

No certificates for the Newco Class A Shares or the Newco Class B Shares will be issued.

Conditions to the Second Arrangement

The respective obligations of each of Investor, Newco, ScotiaCo and Newsub to complete the Second Arrangement are subject to a number of conditions which must be satisfied or waived at or before the effective time of the Second Arrangement. These conditions are set forth in the Arrangement Agreement and include: (a) all requisite consents, orders, approvals and authorizations required or necessary for the completion of the Second Arrangement will be completed or obtained on terms and conditions satisfactory to each of the parties, acting reasonably; (b) each of the acts and undertakings of each of the other parties to the Arrangement to be performed on or before the effective date of the Second Arrangement will have been duly performed by such parties; (c) no material action or proceeding will be pending or threatened by any person to enjoin or prohibit the Second Arrangement from being completed or which, if determined adverse to Infowave, could result in a judgment in a material amount;
(d) the representations
and warranties of each of the parties in the Arrangement Agreement will be true and correct in all material respects on the effective date of the Second Arrangement; (e) each of the parties to the Arrangement Agreement will have provided a legal opinion, certificates and other closing documents described in the Arrangement Agreement; (f) if applicable, the TSX or the TSX Venture Exchange will have accepted notice of the Second Arrangement and will have approved the issue of the securities to be issued pursuant to the Second Arrangement; (g) the Second Arrangement will have effect on or before February 15, 2005; (h) there will be no action taken under any existing applicable law or regulation or any statute, rule, regulation or order that makes legal or otherwise restrains, enjoins or prohibits the Second Arrangement, results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated in the Arrangement Agreement or would have a material adverse effect on the ability of such parties to complete the Second Arrangement; (i) the Asset Purchase will have been completed pursuant to the terms and conditions set forth in the Asset Purchase Agreement; and (j) the Investment will have been completed pursuant to the terms and conditions set forth in the Investment Agreement.

There is no assurance that the conditions described above will be satisfied or waived on a timely basis.

Termination of the Arrangement Agreement

Notwithstanding any of the rights contained in the Arrangement Agreement, the Arrangement Agreement may be terminated: (a) by mutual agreement of the parties thereto; or (b) by any one of the parties to the Arrangement Agreement upon notice to the other parties if: (i) the Second Final Order has not been granted on or before February 15, 2005 or, if issued, has been set aside or modified in a manner unacceptable to such party, on appeal or otherwise; (ii) the Second Arrangement has not become effective on or before February 15, 2005 or; (iii) the transactions contemplated by the Arrangement Agreement will not be able to be completed as a result of any act, event or circumstance beyond its reasonable control.

PROCEDURE FOR THE ARRANGEMENTS BECOMING EFFECTIVE

Procedural Steps

Each Arrangement is proposed to be carried out pursuant to Section 192 of the CBCA. The following procedural steps must be taken for each Arrangement to become effective:

(a) each Arrangement must be approved by the Securityholders or the Shareholders, applicable, in the manner set out in the applicable Interim Order;

(b) all conditions precedent to the First Arrangement or the Second Arrangement, as the case may be, as set forth in the Investment Agreement or the Arrangement Agreement, as the case may be, must be satisfied or waived by the appropriate parties;

(c)   each Arrangement must be approved by the Court pursuant to a Final Order;
      and

(d) each of the Final Orders, Articles of Arrangement and related documents, in the form prescribed by the CBCA, for each Arrangement must be filed with the Director.

Securityholder or Shareholder Approval

Pursuant to the Interim Order for the First Meeting, the First Arrangement Resolution must be approved by at least 66 2/3% of the aggregate votes cast by the Securityholders, voting together as a single class, in person or by proxy, at the First Meeting, such that each Shareholder is entitled to one vote per Common Share held, each Optionholder and Warrantholder is entitled to one vote per Common Share such holder would be entitled to receive upon the valid exercise of the Options and Warrants, respectively. Pursuant to the Interim Order for the Second Meeting, the Second Arrangement Resolution must be approved by at least 66 2/3% of the aggregate votes cast by the Shareholders voting in person or by proxy at the Second Meeting.

Notwithstanding the foregoing, each Arrangement Resolution authorizes the Board of Directors, without further notice to or approval of the Securityholders or the Shareholders, as the case may be, subject to the terms of each

Arrangement, to amend or terminate the Investment Agreement or the Arrangement Agreement, to decide not to proceed with the Arrangement or to revoke such Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA. See APPENDIX A2 AND APPENDIX A3 to this Information Circular for the full text of the First Arrangement Resolution and the Second Arrangement Resolution, respectively.

Court Approval

On December 15, 2004, Infowave obtained the Interim Orders providing for the calling and holding of the Meetings and other procedural matters. The Interim Orders are attached in APPENDIX D to this Information Circular.

The CBCA provides that each Arrangement requires Court approval. Subject to the terms of the Investment Agreement and if the First Arrangement Resolution is approved by the Securityholders at the First Meeting, Infowave will make application to the Court for the Final Order in respect of the First Arrangement at Vancouver, British Columbia following the First Meeting or as soon thereafter as counsel may be heard. The Notice of Petition for the Final Order in respect of the First Arrangement accompanies this Information Circular. Any Securityholder or other interested party desiring to support or oppose the Petition with respect to each Arrangement may appear at the hearing in person or by counsel for that purpose, subject to filing with the Court and serving upon Infowave on or before 4:00 p.m. on January 14, 2005, a notice of intention to appear setting out their address for service and indicating whether they intend to support or oppose the Petition or make submissions, together with any evidence or materials which are to be presented to the Court. Service of such notice on Infowave is required to be effected by service upon the solicitors for Infowave, Blake, Cassels & Graydon LLP, Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, Attention: Andrew
J. McLeod, See "Notice of Petition".

Subject to the terms of the Arrangement Agreement, and if the Second Arrangement Resolution is approved by the Shareholders at the Second Meeting, Infowave will make application to the Court for the Final Order in respect of the Second Arrangement at Vancouver, British Columbia following the completion of the Investment, or as soon thereafter as counsel may be heard. The Notice of Petition for the Final Order in respect of the Second Arrangement accompanies this Information Circular. Any Shareholder or other interested party desiring to support or oppose the Petition with respect to the Second Arrangement may appear at the hearing in person or by counsel for that purpose, subject to filing with the Court and serving upon Infowave on or before 4:00 p.m. on January 14, 2005, a notice of intention to appear setting out their address for service and indicating whether they intend to support or oppose the Petition or make submissions, together with any evidence or materials which are to be presented to the Court. Service of such notice on Infowave is required to be effected by service upon the solicitors for Infowave, Blake, Cassels & Graydon LLP, Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, Attention: Andrew J. McLeod, See "Notice of Petition".

Infowave has been advised by its counsel, Blake, Cassels & Graydon LLP, that the Court has broad discretion under the CBCA when making orders with respect to each Arrangement, and that the Court, in hearing the applications for each of the Final Orders, will consider, among other things, the fairness of each Arrangement to the Securityholders or Shareholders, as the case may be, and any other interested party that the Court determines appropriate. The Court may approve each Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court may determine appropriate. Depending upon the nature of any required amendments, Infowave or Newco may determine not to proceed with either Arrangement in the event that any amendment ordered by the Court is not satisfactory to any of them, acting reasonably.

The issue of the Newco First Securities pursuant to the First Arrangement and the Newco Second Securities and the Newsub Shares pursuant to the Second Arrangement will not be registered in the United States under the provisions of the 1933 Act and are being issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. The Court will be advised at the hearing of the applications for the Final Orders that if the terms and conditions of each Arrangement are approved by the Court, Newco Securities or Newsub Shares, as the case may be, issued pursuant to the Arrangements will not require registration under the 1933 Act.

Regulatory Approvals

Each Arrangement requires the approval of certain regulatory authorities. The Investment Agreement and Arrangement Agreement provide that these approvals are conditions precedent to each Arrangement becoming effective. Infowave will make application to such authorities prior to the effective date of each Arrangement in order to obtain all approvals required with respect to each Arrangement. There can be no assurance that all of the requisite approvals will be granted on a timely basis or on conditions satisfactory to Infowave, Newco, Newsub, ScotiaCo or Investor, as the case may be.

VOTING AGREEMENTS

Infowave has entered into agreements (the "VOTING AGREEMENTS") with certain Shareholders, holding in the aggregate 68,983,959 Common Shares, representing 29% of the issued and outstanding Common Shares, under which these Shareholders have agreed to vote their Common Shares in favour of the First Arrangement Resolution and the Second Arrangement Resolution and, provided that Canaccord or another investment dealer in Canada provides an opinion that the Follow-on Real Estate Transaction is fair, from a financial point of view, to the Shareholders, in favour of the Follow-on Real Estate Transaction Resolution.

                                FAIRNESS OPINION

Canaccord Capital Corporation was retained by the Board of Directors to provide advice and assistance to the Board of Directors in evaluating the Arrangements and the Reorganization, including an opinion in respect of the fairness, from a financial point of view, of the First Arrangement to the Securityholders and the Second Arrangement to the Shareholders. In addition, at the request of the Investor, Infowave retained Canaccord Capital Corporation to provide an opinion in respect of the fairness, from a financial point of view, of the Follow-on Real Estate Transaction to the Shareholders. In consideration for its services in these respects, Infowave agreed to pay to Canaccord Capital Corporation certain fees and agreed to indemnify Canaccord Capital Corporation in respect of certain liabilities. Canaccord provides a wide range of services including corporate finance, mergers and acquisitions, financial advisory services, institutional and retail equity sales and trading and investment research.

Canaccord Capital Corporation has advised the Board of Directors that neither Canaccord Capital Corporation, nor any of its affiliates or associates is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia)) of Infowave, Investor, Newco or any of their respective associates or affiliates. Canaccord Capital Corporation has further advised that it has not been engaged to provide any other financial advisory services within the past two years, other than the services provided in connection with the provision of the Fairness Opinion to the Board of Directors and as hereinafter described: (i) the provision of a fairness opinion in connection with the acquisition by Infowave of Telispark Inc.; and (ii) acting as an agent with respect to brokered private placements of Infowave's securities in December 2002, July 2003 and March 2004. There are no understandings, agreements or commitments between Canaccord Capital Corporation and Infowave, Investor, Newco, ScotiaCo, Newsub or any of their respective associates or affiliates with respect to any future business dealings. Canaccord Capital Corporation may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Infowave, Investor, Newco or any of their respective associates or affiliates. The compensation of Canaccord Capital Corporation in connection with the provision of the Fairness Opinion does not depend, in whole or in part, on the conclusions reached in the Fairness Opinion or the successful outcome of the Reorganization or the Follow-on Real Estate Transaction.

In its Fairness Opinion, Canaccord Capital Corporation concluded, on the basis of particular assumptions and considerations summarized therein, that, as of the date of the opinion, the consideration under the First Arrangement is fair from a financial point of view to the Securityholders and the Second Arrangement is fair from a financial point of view to the Shareholders and that the Follow-on Real Estate Transaction is fair, from a financial point of view, to the Shareholders.

A COPY OF THE FAIRNESS OPINION IS ATTACHED AS APPENDIX J TO THIS INFORMATION CIRCULAR. THE FAIRNESS OPINION IS SUBJECT TO THE ASSUMPTIONS AND LIMITATIONS CONTAINED THEREIN AND SHOULD BE READ IN ITS ENTIRETY.

                    RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors has approved each Arrangement, has determined that each Arrangement is in the best interests of Infowave and is fair to the Securityholders or the Shareholders as applicable and has authorized the submission of each Arrangement to the Securityholders or the Shareholders, as the case may be, for approval and to the Court for the Final Orders.

In coming to its conclusions and recommendations, the Board of Directors considered, among other things, the following factors:

(a)   the purpose and benefits of each Arrangement as outlined herein;

(b) information concerning the financial condition, results of operations, the business plans and prospects of Infowave, Newco, ScotiaCo and Newsub, and the resulting potential for the enhancement of the business efficiency, management effectiveness and financial results of the two resulting companies;

(c) the advice of Canaccord Capital Corporation that they would be in a position to provide the Fairness Opinion; and

(d) the Arrangements will only become effective if, after hearing from all interested parties who choose to appear before it, the Court determines that each Arrangement is fair to the Securityholders or the Shareholders, as the case may be.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SECURITYHOLDERS VOTE FOR THE FIRST ARRANGEMENT RESOLUTION AT THE FIRST MEETING AND THAT THE SHAREHOLDERS VOTE FOR THE SECOND ARRANGEMENT RESOLUTION AT THE SECOND MEETING.

THE PROVISIONS OF THE REORGANIZATION ARE COMPLEX. THE BOARD OF DIRECTORS STRONGLY URGES SECURITYHOLDERS TO CONSULT WITH THEIR OWN FINANCIAL, TAX AND OTHER ADVISORS AS TO THEIR INDIVIDUAL CIRCUMSTANCES, PARTICULARLY IN RESPECT OF THE ALTERNATIVES AVAILABLE TO THEM RELATING TO THE EXCHANGE OF THEIR COMMON SHARES, OPTIONS OR WARRANTS AS PART OF, OR THE EXERCISE OF ANY OPTIONS OR WARRANTS PRIOR TO, THE FIRST ARRANGEMENT OR THE RECEIPT OF NEWSUB SHARES AS PART OF THE SECOND ARRANGEMENT.

                                     TIMING

If the Meetings are held as scheduled and not adjourned, each Arrangement Resolution is passed and the other necessary conditions are satisfied or waived by the appropriate parties, Infowave will apply to the Court for the Final Orders approving each Arrangement. If the First Final Order is obtained by January 17, 2005 in form and substance satisfactory to Infowave, Newco and Investor, and all other conditions to the First Arrangement are satisfied or waived, Infowave expects the effective date of the First Arrangement will be January 18, 2005. If the Second Final Order is obtained by January 21, 2005 in form and substance satisfactory to Newco, Newsub, ScotiaCo and Investor, and all other conditions to the Second Arrangement are satisfied or waived, Infowave expects to file the Final Order in respect of the Second Arrangement on January 21, 2005 and that the Second Arrangement will be effective on January 28, 2005. It is not possible, however, to specify when the effective date of either Arrangement will occur. The parties thereto may terminate the Investment Agreement or the Arrangement Agreement in certain circumstances, in which case either or both of the Arrangements may not be completed. See "The Reorganization
- Transactions Taking Place After the First Arrangement - Termination of the Investment Agreement" and "The Reorganization - Details of the Second Arrangement - Termination of the Arrangement Agreement".

The First Arrangement will become effective upon the filing with, and acceptance by, the Director, Industry Canada, of the First Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Director in respect of such Arrangement. The Second Arrangement will be similarly filed with the Director, however it will be effective on the date specified, currently expected to be January 28, 2005, to allow time for the market to anticipate the listing of the Newsub Voting Shares.

It is the objective of Infowave to have the effective date of the First Arrangement occur by January 18, 2005 and to have the effective date of the Second Arrangement occur by January 28, 2005. The effective dates could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Orders. As soon as the effective date of each of the Arrangements is determined, Newco will issue a press release confirming the same.

                         EXPENSES OF THE REORGANIZATION

The estimated costs to be paid by Infowave relating to the Meetings and the Reorganization including, without limitation, listing fees associated with the Newco Common Shares to be issued as part of the First Arrangement, proxy solicitation, accounting and legal fees of Infowave and Newco, the fee of Canaccord Capital Corporation for the Fairness Opinion, the preparation and printing of this Information Circular and other out-of-pocket costs associated with the Meetings are estimated to be approximately $700,000. Investor is responsible for its own fees and expenses in relation to the Reorganization including listing and related fees and expenses of Newsub.

                               LEGAL DEVELOPMENTS

Section 192 of the CBCA provides that, where it is impracticable for a corporation to effect an arrangement under any other provision of the CBCA, a corporation may apply to the Court for an order approving an arrangement proposed by such corporation. Application will be made pursuant to this section of the CBCA for approval of each Arrangement. There have been a number of judicial decisions considering this section and its application. However, there have not been, to the knowledge of Infowave, any recent significant decisions relating thereto.

SECURITYHOLDERS SHOULD CONSULT THEIR LEGAL ADVISORS WITH RESPECT TO THE LEGAL RIGHTS AVAILABLE TO THEM IN RELATION TO THE ARRANGEMENTS.

                   CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP ("COUNSEL"), the following is a fair and adequate summary of the material Canadian federal income tax considerations of the Arrangements to Shareholders, Optionholders and Warrantholders who are individuals or corporations, who deal at arm's length with Infowave and who hold their Common Shares, Options and Warrants as capital property, all within the meaning of the Income Tax Act (Canada) (the "TAX ACT"). Common Shares, Options and Warrants will generally be considered to be capital property to a holder thereof provided that such holder does not hold any such Common Shares, Options or Warrants in the course of carrying on a business of buying and selling securities and has not acquired such Common Shares, Options or Warrants in a transaction considered to be an adventure in the nature of trade. Certain Shareholders who are resident in Canada and who might not otherwise be considered to hold such Common Shares as capital property may be entitled to have them treated as capital property by making the irrevocable election outlined in subsection 39(4).

This summary is not applicable to a Shareholder, Optionholder or Warrantholder:
(i) that is a "financial institution" as defined in the Tax Act for purposes of the mark to market rules; (ii) an interest in which would be a tax shelter investment as defined in the Tax Act; (iii) that is a "specified financial institution" as defined in the Tax Act; or (iv) that is a non-resident insurer carrying on an insurance business in Canada and elsewhere. ANY SUCH SHAREHOLDER, OPTIONHOLDER OR WARRANTHOLDER SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE INCOME TAX CONSEQUENCES OF THE TRANSACTIONS CONTEMPLATED BY THE ARRANGEMENTS.

This summary is based on the provisions of the Tax Act and the Canada-US Income Tax Convention (the "TREATY") in force as of the date hereof, all specific proposals to amend the Tax Act and the regulations thereunder that have been publicly announced prior to the date hereof (the "PROPOSED AMENDMENTS"), and Counsel's understanding of the published administrative and assessing practices of the Canada Revenue Agency. This summary is not exhaustive of all possible Canadian federal income tax considerations and except for the Proposed Amendments, does not otherwise take into account or anticipate any change in law, whether by judicial, governmental or legislative action, nor does it take into account provincial or territorial laws of Canada or the tax laws of any foreign country, which may differ significantly from those discussed herein.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER, OPTIONHOLDER OR WARRANTHOLDER. ACCORDINGLY, SHAREHOLDERS, OPTIONHOLDERS AND WARRANTHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

Residents of Canada

The following portion of the summary is applicable only to Shareholders, Optionholders and Warrantholders who are, or are deemed to be, residents of Canada for the purposes of the Tax Act.

      1.    First Arrangement

            (a)   Shareholders

A Shareholder will generally not realize either a capital gain (or capital loss) as a result of the exchange of Common Shares for Newco First Shares as outlined in the First Arrangement, provided that: (i) such Shareholder does not include any portion of the capital gain (or capital loss) otherwise determined from such exchange in computing the Shareholder's income from the disposition of the Common Shares; and (ii) immediately after the exchange, the Shareholder, persons with whom the Shareholder does not deal at arm's length or the Shareholder together with such persons, does not control Newco or beneficially own shares of Newco having a fair market value of more than 50% of the fair market value of all of the outstanding shares of Newco. Provided these conditions are met, the cost of a Shareholder's Newco First Shares will be equal to the adjusted cost base of the Common Shares exchanged by the Shareholder immediately before the exchange.

A Shareholder may elect to recognize a capital gain (or capital loss) on the exchange of the Shareholder's Common Shares for Newco First Shares under the First Arrangement. If the Shareholder elects to recognize a capital gain (or capital loss) on the exchange, the Shareholder will be considered to have disposed of the Common Shares on the exchange for proceeds of disposition equal to the fair market value of the Newco First Shares received on the exchange. The amount of the capital gain (or capital loss) will equal the amount by which the Shareholder's proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Shares disposed of by the Shareholder on the exchange immediately before the exchange. A Shareholder that chooses to recognize a capital gain (or capital loss) will acquire the Newco First Shares at a cost equal to the fair market value of the Common Shares disposed of in exchange therefor.

Under the Tax Act, one-half of a capital gain realized by a Shareholder from Common Shares disposed of on the exchange will be included in computing the Shareholder's income as a taxable capital gain. One-half of any capital loss realized by a Shareholder on the exchange may be deducted by the Shareholder as an allowable capital loss only against taxable capital gains in computing income in accordance with the provisions of the Tax Act. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and in the circumstances provided in the Tax Act. Notwithstanding the foregoing, 80% of any capital gain will be included in computing an individual Shareholder's "adjusted taxable income" for purposes of determining liability, if any, for alternative minimum tax. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE POTENTIAL APPLICATION OF THE ALTERNATIVE MINIMUM TAX.

A "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional 6-2/3% refundable tax on certain investment income, including taxable capital gains.

            (b)   Optionholders and Warrantholders

An Optionholder who receives Newco Options as part of the First Arrangement will be considered to have received proceeds of disposition equal to the fair market value of the Newco Options and will generally realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition exceed (or are less than) the aggregate of an Optionholder's adjusted cost base of its Options and any reasonable costs of disposition. An Optionholder will have a cost in respect of the Newco Options equal to the fair market value of the Options disposed of in exchange therefor.

A Warrantholder who receives Newco Warrants as part of the First Arrangement will be considered to have received proceeds of disposition equal to the fair market value of the Newco Warrants and will generally realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition exceed (or are less than) the aggregate of a Warrantholder's adjusted cost base of its Warrants and any reasonable costs of disposition. A Warrantholder will have a cost in respect of the Newco Warrants equal to the fair market value of the Warrants disposed of in exchange therefor.

      2.    Second Arrangement

A Newco Shareholder will generally not realize a capital gain (or capital loss) on the exchange of all of the Shareholder's Newco First Shares for Newco Class A Shares and Newco Class B Shares. The adjusted cost base and paid up capital of the Newco First Shares will be allocated between the Newco Class A Shares and Newco Class B Shares received by the Newco Shareholder on the exchange in accordance with the fair market value of the Newco Class A Shares and the Newco Class B Shares, respectively.

On the redemption of Newco Class B Shares in exchange for Newsub Voting Shares, a Newco Shareholder will be deemed to have received a dividend to the extent that the fair market value of the Newsub Voting Shares received by the Newco Shareholder in exchange for the redemption of Newco Class B Shares exceeds the paid up capital of such Newco Class B Shares redeemed. Although Counsel expresses no opinion on the fair market value of the Newsub Voting Shares, it is the view of the management of Infowave that the fair market value of the Newsub Voting Shares at the time of the distribution will be equal to the adjusted cost base and paid up capital of the Newco Class B Shares.

The amount of any dividend deemed to have been received by Newco Shareholders who are individuals will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations and may be subject to alternative minimum tax. Where the Newco Shareholder is a taxable Canadian corporation, the dividend generally will be deductible in computing taxable income. However, a Newco Shareholder that is at any time in the year a private corporation within the meaning of the Tax Act, or a corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals will generally be liable for refundable tax under Part IV of the Tax Act in an amount equal to 33 1/3% of the dividend to the extent that such dividend is deductible in computing income of such corporation.

Newsub Voting Shares distributed to the Newco Shareholders will have a cost to the Newco Shareholder equal to the fair market value of the share at the time the distribution was made.

Counsel has been advised that an application has been made for listing of the Newsub Voting Shares on the TSX Venture Exchange. If the Newsub Voting Shares are not accepted for listing on Tier 1 or 2 of the TSX Venture Exchange, then the Newsub Voting Shares will not be qualified investments for registered retirement savings plans, deferred profit sharing plans, registered retirement income funds and registered educational savings plans (the "DEFERRED PLANS"). Failure to list the Newsub Voting Shares on the TSX Venture Exchange may result in adverse tax consequences to Newco Shareholders who hold their Newsub Voting Shares in a Deferred Plan. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO HOLDING NEWSUB VOTING SHARES IN A DEFERRED PLAN.

Non-Residents of Canada

The following portion of the summary is applicable only to individuals or corporations who are not, and will not be, resident nor deemed to be resident in Canada for the purposes of the Tax Act at any time while they hold Common Shares, Options or Warrants and who do not use or hold and are not deemed to use or hold their Common Shares, Options or Warrants in connection with carrying on a business in Canada ("NON-RESIDENT SHAREHOLDERS").

      1.    First Arrangement

            (a)   Shareholders

A Non-Resident Shareholder will generally not be subject to tax under the Tax Act in respect of a capital gain that is realized on the disposition of Common Shares pursuant to the First Arrangement, unless the Non-Resident Shareholder's Common Shares are "taxable Canadian property" within the meaning of the Tax Act and the Non-Resident Shareholder is not afforded any relief under the Treaty. Generally, a Common Share will not be taxable Canadian property of a Non-Resident Shareholder, unless it was acquired in exchange for other taxable Canadian property or if, at any time during the five-year period immediately preceding the disposition of the Common Share, 25% or more of the issued shares of any class or series of Infowave, or any interest therein, belonged to the Non-Resident Shareholder, to persons with whom the Non-Resident Shareholder did not deal at arm's length, or any combination thereof.

            (b)   Optionholders and Warrantholders

Subject to the operation of the Treaty, Optionholders and Warrantholders who are not, and will not be, resident nor deemed to be resident in Canada for the purposes of the Tax Act or the Treaty, will be taxable in Canada on the exchange of Options and Warrants if such Options or Warrants are taxable Canadian property to the Optionholder or Warrantholder. Generally, an Option or Warrant will not be taxable Canadian property of an Optionholder or Warrantholder, unless it was acquired in exchange for other taxable Canadian property or if, at any time during the five-year period immediately preceding the disposition of the Option or Warrant, 25% or more of the issued shares of any class or series of Infowave, or any interest therein, belonged to the Optionholder or Warrantholder, to persons with whom the Optionholder or Warrantholder did not deal at arm's length, or any combination thereof.

A non-resident Optionholder who receives Newco Options as part of the First Arrangement will be considered to have received proceeds of disposition equal to the fair market value of the Newco Options and will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition thereof exceed (or are less than) the aggregate adjusted cost base of Options disposed of in exchange therefor and any reasonable costs of disposition. A non-resident Optionholder will have a cost in respect of the Newco Options equal to the fair market value of the Options disposed of in exchange therefor.

A non-resident Warrantholder who receives Newco Warrants as part of the First Arrangement will be considered to have received proceeds of disposition equal to the fair market value of the Newco Warrants and will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition thereof exceed (or are less than) the aggregate adjusted cost base of Warrants disposed of in exchange therefor and any reasonable costs of disposition. A non-resident Warrantholder will have a cost in respect of the Newco Warrants equal to the fair market value of the Warrants disposed of in exchange therefor.

      2.    Second Arrangement

The Newco Class A Shares and Newco Class B Shares will be deemed to be taxable Canadian property to any Non-Resident Shareholder whose Newco First Shares exchanged therefor were taxable Canadian property to such Non-Resident Shareholder.

A Non-Resident Shareholder will be subject to tax under Part XIII of the Tax Act to the extent of any dividend, deemed or otherwise, paid to the Non-Resident Shareholder as a result of the distribution of the Newsub Voting Shares on the redemption of Newco Class B Shares, as more particularly described above under "Resident of Canada Second Arrangement". The Non-Resident Shareholder will be subject to Canadian tax at the rate of 25% on such dividend, unless such rate is reduced by the Treaty. Pursuant to the terms of the Treaty, where the beneficial owner of the dividend is an individual resident in the U.S., the applicable withholding tax is 15% of the amount of the dividend paid.

Newsub Voting Shares distributed to the Non-Resident Shareholders will have a cost to the Non-Resident Shareholder for Canadian income tax purposes equal to the fair market value of such shares at the time of the distribution.

              TAX CONSIDERATIONS FOR PERSONS NOT RESIDENT IN CANADA

NON-RESIDENTS SHOULD CONSULT THEIR OWN TAX ADVISORS FOR ADVICE HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES, INCLUDING ANY TAX CONSEQUENCES OF THE ARRANGEMENT IN FOREIGN JURISDICTIONS.

Infowave understands that an individual shareholder that is an income tax resident of the United States will receive a dividend based on the fair market value of the Newsub Class B Shares distributed to the Newco shareholder. In addition, the exchange by a Newco shareholder of Newco Class B Shares for Newsub Voting Shares pursuant to the Second Arrangement will be considered a disposition of the Newco Class B Shares at an equivalent amount. This disposition will also be taxed as a dividend. Management expects that the value of the Newsub Class B Shares will be an amount between nominal and $120,000 in total. Therefore, a shareholder resident in the United States may be taxed on two dividends in an amount equal to their pro rata entitlement to the value of Newsub Voting Shares distributed to all Shareholders.

To the extent Newco distributes a dividend to U.S. residents (including the distribution of the Newco Class B Shares and the Newsub Voting Shares), Newco will withhold the appropriate amount of income tax (based on the Canada - United States Income Tax Convention), remit such amount to the Canada Revenue Agency on behalf of such shareholder and provide the shareholder with a tax reporting slip for inclusion with their income tax return. For an individual shareholder, the amount withheld by Newco and remitted on their behalf will be, in some circumstances, equal to the total tax payable on such dividend depending on their personal marginal tax rate; some shareholders will be required to pay additional tax on the dividends received.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a shareholder subject to taxation in the United States as a result of the Arrangements. In addition, this summary does not take into account the individual facts and circumstances of any particular shareholder that may affect the U.S. federal income tax consequences of the Arrangements to such shareholder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any shareholder. SHAREHOLDERS SHOULD CONSULT THEIR OWN FINANCIAL ADVISOR, LEGAL COUNSEL, OR ACCOUNTANT REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF THE ARRANGEMENTS.

                      PROCEDURE FOR EXCHANGE OF SECURITIES

DISTRIBUTION OF NEWCO SHARE CERTIFICATES AND NEWCO WARRANT CERTIFICATES

It is currently anticipated that the Infowave Common Shares and the Infowave Warrants will cease trading and the Newco First Shares and the Newco Warrants will commence trading on or about January 20, 2005. Promptly following the effective date of the First Arrangement, Infowave will mail a letter of transmittal to registered Shareholders and Warrantholders of record on January 18, 2005, providing an opportunity to exchange their Infowave share certificates or warrant certificates, as the case may be, for certificates representing the Newco First Shares or Newco Warrants issued under the First Arrangement. Each Shareholder will receive one Newco First Share for each Common Share held, and each Warrantholder will receive one Newco Warrant for each Warrant held.

Shareholders must complete and return the Letter of Transmittal that will be sent to them following the completion of the First Arrangement, together with the certificate(s) representing their Common Shares or Warrants and any other documents required by the Letter of Transmittal, to Computershare Trust Company of Canada, acting as depositary (the "DEPOSITARY") at one of the offices specified in the Letter of Transmittal in order to receive Newco First Shares or Newco Warrants.

DISTRIBUTION OF NEWSUB SHARE CERTIFICATES

On the date that the Final Order is received in respect of the Second Arrangement, Newco will announce the effective date for the Second Arrangement and the record date for the distribution of the Newsub Voting Shares. It is currently anticipated that the Final Order in respect of the Second Arrangement will be received on January 21, 2005 and that the effective date will be the date which is seven days following, or January 28, 2005, which will also be the record date for the distribution of the Newsub Voting Shares. The Newco Common Shares will trade "ex distribution" (in other words, without the entitlement to receive a Newsub Voting Share) on January 26, 2005 and the Newsub shares, if listed, will begin trading on January 31, 2005. Promptly following the effective date of the Second Arrangement, Newsub intends to mail certificates representing the Newsub Shares to registered shareholders of record on the record date in respect of the Second Arrangement. Each Newco Shareholder will receive one Newsub Share for each ten Newco Shares held.

Infowave intends to confirm or, if necessary, advise of any changes to, the foregoing dates by way of press release following approval of the First Arrangement.

GENERAL

Shareholders whose Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact such nominee to deposit their Common Shares.

The use of the mail to transmit certificates representing Common Shares and the Letter of Transmittal is at each Shareholder's risk. Infowave recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained, or that registered mail be used.

No signature guarantee is required on the Letter of Transmittal if the Letter of Transmittal is signed by the registered Shareholder of the Common Shares deposited therewith, unless that Shareholder has indicated that the Newco Common Shares to be received are to be issued in the name of a person other than the registered Shareholder or if the Newco Common Shares are to be sent to an address other than the address of the registered Shareholder as shown on the register of Infowave.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

DISTRIBUTION OF OPTIONS

Infowave shall, as soon as practicable following the effective date of the First Arrangement, forward or cause to be forwarded by first class mail (postage prepaid), to each Securityholder entitled to receive Newco Options pursuant to the First Arrangement, at the address for such holder on the records of Infowave, certificates respecting the number of Newco Options issuable to such holder pursuant to the First Arrangement.

EXCHANGE OF NOTES

In addition to Options and Warrants, there are outstanding a total of US$350,000 principal amount of convertible notes (the "Notes") which entitle the holder to acquire Infowave Common Shares at the current market price on the date of exercise. By their terms and as a result of the First Arrangement, the Notes will automatically entitle the holders to acquire shares of Newco on the same terms. As such, and in light of the fact that Infowave cannot currently determine the number of votes which the holders of Notes should be entitled to cast, the holders of Notes have approved separately the First Arrangement.

FRACTIONAL SECURITIES

No fractional Newco First Shares or Newsub Voting Shares will be issued pursuant to the Arrangements. In the event either Arrangement results in a registered Shareholder becoming entitled to a fractional share, in lieu of any fractional share, such registered Shareholder will receive the next lowest number of shares. Additionally, no fractional Newco Options or fractional Newco Warrants will be issued pursuant to the First Arrangement and, in lieu of any such fractional Newco Options or fractional Newco Warrants, such Securityholder shall receive the next lowest number options or warrants, as applicable.

               INTERESTS OF CERTAIN PERSONS IN THE REORGANIZATION

As at the date hereof, the directors and executive officers of Infowave, as a group (other than Mr. Trooien), own beneficially or exercise control or direction over (directly or indirectly) an aggregate of 8,811,793 Common Shares or 3.7% of the issued and outstanding Common Shares. The directors and executive officers of Infowave (other than Mr. Trooien) own beneficially or exercise control or direction over (directly or indirectly) no Warrants and 14,323,375 Options. The directors and executive officers of Infowave do not beneficially own or exercise control or direction over any Notes.

To the knowledge of the Management of Infowave, there is no material interest of any director or senior officer of Infowave, or nominee for director of Infowave, or anyone who has held office as such since the beginning of Infowave's last completed financial year or of any associate or affiliate of any of the foregoing in any matter to be acted upon at the Meeting, other than the foregoing and as described elsewhere in this Information Circular or the Appendices hereto.

Mr. G. L. Trooien is a director of Infowave and is a significant shareholder of Infowave, details of which appear below under "Voting Shares and Principal Holders Thereof".

                             STOCK EXCHANGE LISTINGS

The Common Shares are listed and posted for trading on the TSX under the symbol "IW". The Warrants are also listed on the TSX. The closing price of the Common Shares on the TSX was $0.115 per Common Share on November 18, 2004 (the last trading day prior to the date of announcement of the Reorganization) and $0.10 per Common Share on December 16, 2004. It is expected that the First Newco Common Shares and the Newco Warrants will be listed on the TSX two or three days following the effective date of the First Arrangement in substitution for the presently listed Common Shares and the Warrants. In conjunction with the Second Plan of Arrangement, the Newco Common Shares will be listed on the TSX in place of the Newco First Shares. The listing of the Newco First Shares on the TSX is subject to certain conditions typical for a transaction of this nature, as well as the condition that the First Arrangement Resolution is approved by a majority of the Shareholders voting thereon at the First Meeting.

Newsub intends to make application to list the Newsub Voting Shares on the TSX-V. The listing of the Newsub Voting Shares on the TSX-V will be subject to Newsub meeting the TSX-V's requirements. If Newsub is not able to meet the requirements of the TSX-V then Newsub may seek to list the Newsub Voting Shares on another North American stock exchange. THERE CAN BE NO ASSURANCE THAT THE NEWSUB VOTING SHARES WILL BE LISTED ON THE TSX-V OR ANY OTHER STOCK EXCHANGE.

In the event that the Newsub Voting Shares are not listed on the TSX-V (Tier One or Tier Two), the Newsub Voting Shares will not be a "qualified investment" for certain tax-deferred plans. See "Canadian Federal Income Tax Considerations - Residents of Canada - Second Arrangement".

                              REGULATORY APPROVALS

The Arrangements require the approval of certain regulatory authorities. The Investment Agreement and the Arrangement Agreement provide that these approvals are conditions precedent to the First Arrangement and the Second Arrangement, respectively, becoming effective. Infowave will have made application to such authorities prior to the effective dates of the Arrangements in order to obtain all approvals required with respect to the Arrangements. There can be no assurance that all of the requisite approvals will be granted on a timely basis or on conditions satisfactory to Infowave, Newco, Newsub, ScotiaCo or Investor, as applicable.

    ISSUANCE AND RESALE OF NEWCO COMMON SHARES, NEWCO OPTIONS, NEWCO WARRANTS
                                AND NEWSUB SHARES

ISSUANCE AND RESALE OF NEWCO COMMON SHARES, NEWCO OPTIONS, NEWCO WARRANTS AND NEWSUB SHARES UNDER CANADIAN SECURITIES LAWS

It is anticipated that the Newco First Shares, Newco Options and Newco Warrants pursuant to the First Arrangement and the Newco Second Securities and Newsub Shares pursuant to the Second Arrangement will be issued in reliance on exemptions from the prospectus and registration requirements of applicable Canadian securities laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities in Canada and will generally be "freely tradable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the provinces of Canada. Infowave will be making an application to the Autorite des marches financiers (the "AUTORITE") in Quebec with respect to the issuance of the securities pursuant to the First Arrangement and the Second Arrangement and with respect to the resale of such securities. The issuance and resale of such securities in Quebec are subject to the approval of the Autorite. There can be no assurance that the necessary discretionary exemptions, if any, will be obtained.

STATUS UNDER U.S. SECURITIES LAWS

Infowave is subject to the reporting requirements of the U.S. Exchange Act and files periodic reports with the U.S. Securities and Exchange Commission (the "SEC"). After the First Arrangement, Newco will succeed to Infowave's reporting requirements in the United States and commence filing periodic reports with the SEC. Infowave's SEC filings are, and Newco's SEC filings will be, available electronically at no charge on the SEC's website at www.sec.gov. Newsub does not expect to become a reporting issuer in the United States.

ISSUANCE AND RESALE OF NEWCO COMMON SHARES, NEWCO OPTIONS, NEWCO WARRANTS AND NEWSUB SHARES UNDER UNITED STATES SECURITIES LAWS

The issuance at the effective date (i) of the First Arrangement of Newco First Shares, Newco Options and Newco Warrants pursuant to the First Arrangement and
(ii) of the Second Arrangement of Newco Second Securities and Newsub Shares pursuant to the Second Arrangement will not be registered under the 1933 Act or the securities laws of any state of the United States and will be effected in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act and exemptions provided under the securities laws of each state of the United States. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Supreme Court of British Columbia is authorized to conduct a hearing at which the fairness of the terms and conditions of the Amalgamation will be considered. The Court entered the Interim Order on December 17, 2004 and, subject to the approval of the Arrangements by Infowave Securityholders, a hearing on the First Arrangement will be held on January 17, 2005 by the Court and a hearing on the Second Arrangement will be held on January 21, 2005 by the Court. See "The Reorganization - Procedure for the Arrangements Becoming Effective".

The Newco First Shares, Newco Second Securities and Newsub Shares will be freely transferable under US federal securities laws, except by persons who are affiliates of Infowave, Newco, ScotiaCo or Newsub prior to the Arrangements or affiliates of Newco or Newsub after the Arrangements. Newco First Shares, Newco Second Securities and Newsub Shares held by such affiliates may be resold in compliance with the resale provisions of Rule 145(d)(1), (2), or (3) under the 1933 Act or as otherwise permitted under the 1933 Act. Rule 145(d)(1) generally provides that such affiliates may not sell Newco First Shares, Newco Second Securities or Newsub Shares received pursuant to the Arrangements unless pursuant to an effective registration statement or in accordance with the volume, current public information and manner of sale limitations of Rule 144. These limitations generally require that any sales made by an affiliate in any three-month period not exceed the greater of one percent of the outstanding shares of Newco or Newsub, as applicable, or, if such securities are listed on a United States securities exchange, the average weekly trading volume over the four calendar weeks preceding the placement of the sell order and that sales be made in unsolicited, open market "broker transactions" at times when certain information specified by the Rule 144 is publicly available with respect to Newco. Rules 145(d)(2) and (3) generally provide that these limitations lapse for nonaffiliates of Newco or Newsub after a period of one or two years, depending upon whether information continues to be publicly available with respect to Newco or Newsub, as applicable.

Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Newco intends to register under the 1933 Act on Form S-8 the Newco Common Shares issuable upon exercise of Newco Options (the "NEWCO OPTION SHARES"). The Newco Option Shares may be sold without restrictions in the United States by holders of Newco Options ("NEWCO OPTIONHOLDERS") who are not affiliates of Newco at the time. Newco Optionholders who are affiliates of Newco must comply with the volume, current public information and manner of sale limitations of Rule 144.

The exemption provided by Section 3(a)(10) of the U.S. Securities Act will not be available for the issuance of Newco Common Shares upon exercise of Newco Warrants (the "NEWCO WARRANT SHARES"). Further, the Newco Warrant Shares have not been and, unlike the Newco Option Shares, will not be registered under the U.S. Securities Act. As a result, the Newco Warrants may not be exercised by or on behalf of a person in the United States, and the Newco Warrant Shares issuable upon exercise thereof may not be offered or sold in the United States, unless an exemption from the registration rights under the U.S. Securities Act and the securities laws of all applicable states of the United States is available for the exercise and resale. The treatment of the Newco Warrant Shares under U.S. securities laws is the same as the treatment of the Common Shares of Infowave upon exercise of the outstanding Infowave Warrants.

Newco Warrant Shares issued to a person in the United States upon exercise of a Newco Warrant will be deemed "restricted securities" pursuant to Rule 144 under the U.S. Securities Act. The certificates evidencing such Newco Warrant Shares will include a U.S. legend restricting transfer of the securities and may not be resold in the absence of registration under the U.S. Securities Act, unless an exemption from registration is available, such as the exemption contained in Rule 144 under the U.S. Securities Act, or unless registration is not required pursuant to the exclusion from registration provided by Regulation S under the U.S. Securities Act. Under Rule 144, the Newco Warrant Shares issued to a person in the United States will be subject to a one year hold period. After the one year holding period, the Newco Warrant Shares may be resold in the United States in accordance with the volume, current public information, manner of sale limitations and notice provisions of Rule 144. After a two-year hold period, persons who are not then affiliates of Newco and have not been affiliates of Newco for the three-month period immediately preceding such date will be entitled to resell such restricted securities without restriction under the U.S. Securities Act.

Subject to certain limitations, all holders of Newco Warrant Shares may immediately resell such securities outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act. Generally, subject to certain limitations, holders of Newco Warrant Shares following the Arrangements who are not affiliates of Newco or who are affiliates of Newco solely by virtue of their status as an officer or director of Newco may, under the securities laws of the United States, resell their Newco Warrant Shares in an "offshore transaction" (which would include a sale through the TSX) if neither the seller nor any person acting on the seller's behalf engages in "directed selling efforts" in the United States and, in the case of a sale of Newco Warrant Shares by an officer or director who is an affiliate of Newco solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with such offer or sale other than a usual and customary broker's commission. For purposes of Regulation S, "directed selling efforts" means "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered" in the resale transaction. Additional restrictions are applicable to a holder of Newco Warrant Shares who will be an affiliate of Newco other than by virtue of his or her status as an officer or director of Newco.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Newco First Shares, Newco Second Securities and Newsub Shares received upon completion of the Arrangements and receivable upon exercise of any Newco Warrants or Newco Options following the Arrangements. ALL HOLDERS OF NEWCO SECURITIES OR NEWSUB SHARES ARE URGED TO CONSULT WITH COUNSEL TO ENSURE THAT THE RESALE OF THEIR NEWCO COMMON SHARES OR NEWSUB SHARES COMPLIES WITH APPLICABLE SECURITIES LEGISLATION.

SHAREHOLDERS RESIDENT IN THE UNITED STATES AND OTHER SHAREHOLDERS RESIDING ELSEWHERE THAN IN CANADA EXCHANGING THEIR SECURITIES FOR NEWCO FIRST SHARES, NEWCO SECOND SECURITIES AND NEWSUB SHARES ARE URGED TO CONSULT THEIR LEGAL ADVISORS TO DETERMINE THE EXTENT OF ALL APPLICABLE RESALE PROVISIONS.

                                  LEGAL MATTERS

Certain legal matters relating to the Arrangements and the Reorganization are to be passed upon at the closing of the Reorganization by Blake, Cassels & Graydon LLP, on behalf of Infowave and Newco, and by Farris Vaughan Wills Murphy, on behalf of Investor.

                   VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Infowave is currently authorized to issue an unlimited number of common shares without par value (the "COMMON SHARES"). There are 237,145,351 Common Shares issued and outstanding as of December 15, 2004. The Board of Directors of Infowave have determined that all shareholders of record as of December 15, 2004 will be entitled to receive notice of and to vote at the Meeting. At a general meeting of Infowave, on a show of hands, every shareholder present in person and entitled to vote shall have one vote and on a poll every shareholder present in person or represented by proxy or other proper authority and entitled to vote shall have one vote for each common share of which he is the holder. Common Shares represented by proxy will only be voted on a poll.

To the knowledge of the Directors and Senior Officers of Infowave, as at the date hereof, the persons or companies beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the outstanding voting rights of Infowave are as follows:

                                                   NUMBER OF                         PERCENTAGE OF OUTSTANDING
NAME AND ADDRESS                                 COMMON SHARES                             COMMON SHARES
----------------                                 -------------                             -------------
Gerald L. Trooien                                 62,896,536(1)                                 26.5%
#800-10 River Park Plaza
St. Paul, MN 55107
Deloitte Consulting L.P.                          24,568,280                                    10.4%
1633 Broadway
New York, NY 10019

Note:

      (1) Not including warrants to acquire a total of 29,719,859 Common Shares of Infowave.

                 INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

Except as described below, no director, senior officer or principal shareholder of Infowave, or associate or affiliate of any of the foregoing, has any other material interest, direct or indirect, in any transaction or in any proposed transaction, which has materially affected or will materially affect Infowave, since January 1, 2003.

On July 4, 2003, Infowave acquired substantially all of the assets of HiddenMind Technology LLC ("HIDDENMIND") pursuant to an Asset Purchase Agreement dated May 28, 2003 between Infowave and HiddenMind for a purchase price of US$2,031,105. Mr. Gerald L. Trooien, now a director and principal shareholder of Infowave, was a controlling shareholder of HiddenMind. The purchase price was paid by Infowave through the issuance to HiddenMind of 14,966,034 units at a price of Cdn.$0.19 per unit (and based on an agreed Canada/U.S. dollar exchange rate of 1.40:1.00). Each unit is comprised of one Common Share and one-half of a purchase warrant to acquire a Common Share. Each full warrant entitles HiddenMind to purchase one additional Common Share at an exercise price of Cdn.$0.19 until July 4, 2005. To the knowledge of Infowave, none of Mr. Trooien or HiddenMind or any of their respective associates or affiliates held any securities of Infowave at the time of the acquisition. This transaction was approved by shareholders of Infowave.

On July 4, 2003, Infowave completed a private placement of 29,473,684 units at a price of Cdn.$0.1425 per unit for aggregate proceeds of US$3,000,000 (based on an agreed Canada/U.S. dollar exchange rate of 1.40:1.00) to Mr. Trooien. Each unit is comprised of one Common Share and one-half of a purchase warrant to acquire a Common

Share. Each full warrant entitles Mr. Trooien to purchase one Common Share at an exercise price of Cdn.$0.19 until July 4, 2005. To the knowledge of Infowave, none of Mr. Trooien or HiddenMind or any of their respective associates or affiliates held any securities of Infowave at the time of the private placement. This transaction was approved by shareholders of Infowave.

On January 7, 2004, Infowave entered into a line of credit agreement with Mr. Trooien, under which Mr. Trooien agreed to provide a standby line of credit of up to US$3,000,000 to Infowave. The line of credit agreement provided that if Infowave arranges alternative equity or debt financing prior to June 5, 2004, the maximum amount of the credit facility would be reduced by the amount of the additional financing. As consideration for providing the credit facility, Infowave issued to Mr. Trooien warrants exercisable into a minimum of 7,500,000 Common Shares of Infowave and a maximum of up to approximately 18,500,000 Common Shares, subject to certain terms and conditions including shareholder approval. The issuance of the warrants was approved by shareholders of Infowave on March 30, 2004. The specific number of Common Shares issuable upon exercise of the warrants was based on the total principal amount of the credit facility which is available to Infowave, divided by the exercise price of the warrants, subject to a minimum of 7,500,000 warrants. On March 10, 2004, Infowave completed a financing in the amount of U.S. $4,700,000, effectively reducing the credit limit to nil. Accordingly, the line of credit was terminated on March 10, 2004 and the warrants entitle Mr. Trooien to acquire up to 7,500,000 Common Shares of Infowave. The warrants are exercisable at a price of Cdn$0.21 for a period of three years.

On January 7, 2004, Infowave entered into an agreement to acquire all of the outstanding shares of Telispark, Inc., the purchase price for which was paid by issuing 46,164,398 common shares of Infowave. Deloitte Consulting LP owned 90% of the outstanding shares of Telispark, and received a total of 41,547,956 Infowave shares in connection with the transaction, or 22.65% of Infowave's outstanding shares at the time. To the knowledge of Infowave, Deloitte Consulting LP did not own any shares in the capital of Infowave prior to such transaction which was negotiated entirely at arm's length. As of the date of this Information Circular, Deloitte Consulting LP still holds 24,568,280 shares and is therefore an "insider" by virtue of owning more than 10% of Infowave's outstanding shares.

On March 31, 2004, Infowave completed a private placement of 5,956,818 Common Shares at a price of Cdn.$0.22 per Common Share for aggregate proceeds of US$1,000,000 (based on an agreed Canada/U.S. dollar exchange rate of 1.31:1.00) to Mr. Trooien. This transaction was approved by shareholders of Infowave.

            INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of Infowave, none of the persons who have been directors or senior officers of Infowave since the commencement of Infowave's last completed financial year, and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed in this Information Circular.

   MATTERS TO BE CONSIDERED AT THE SECOND MEETING AT THE REQUEST OF INVESTOR -
              THE PROPOSED TRANSACTION WITH CONCORD PACIFIC GROUP

SEE "APPENDIX K - MATTERS TO BE CONSIDERED AT THE SECOND MEETING AT THE REQUEST OF INVESTOR - THE PROPOSED TRANSACTION WITH CONCORD PACIFIC GROUP" FOR INFORMATION REGARDING THE FOLLOW-ON REAL ESTATE TRANSACTION AND THE APPROVAL OF THE APPOINTMENT OF THE DIRECTORS OF NEWSUB. THE INFORMATION PROVIDED IN APPENDIX K HAS BEEN PREPARED FOR INFOWAVE'S SHAREHOLDERS BY INVESTOR. INFOWAVE, INFOWAVE'S BOARD OF DIRECTORS AND INFOWAVE'S OFFICERS AND EMPLOYEES ARE NOT RESPONSIBLE FOR THE CONTENTS OF APPENDIX K NOR FOR ANY OMISSION ON THE PART OF INVESTOR TO DISCLOSE FACTS OR EVENTS WHICH MAY AFFECT THE ACCURACY OF ANY SUCH INFORMATION.

                                  OTHER MATTERS

Infowave will consider and transact such business as may properly come before either Meeting or any adjournment thereof. The Management of Infowave knows of no other matters to come before either Meeting other than those referred to in the Notices of Meeting. Should any other matters properly come before either Meeting, the shares represented by the proxies solicited hereby will be voted on such matter in accordance with the best judgement of the persons voting by such proxies.

Additional Information

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact Infowave at Suite 200 - 4664 Lougheed Hwy., Burnaby, British Columbia, V5C 6B7 or by telephone at 604.473.3600.

             BOARD OF DIRECTORS APPROVAL AND STATEMENT OF DIRECTORS

This Information Circular contains information as at December 15, 2004, except where another date is specified. The contents of this Information Circular have been approved and its mailing authorized by the Board of Directors of the Company.

DATED at Vancouver, British Columbia, the 16th day of December, 2004.

                       BY ORDER OF THE BOARD OF DIRECTORS

                                  "Thomas Koll"

                                   Thomas Koll
                                    Chairman

                                   APPENDIX A1
                            STATED CAPITAL RESOLUTION

RESOLUTION APPROVING THE REDUCTION IN STATED CAPITAL OF INFOWAVE

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

      WHEREAS:

A. The stated capital of the 237,145,351 common shares of Infowave is now $118,565,193.

B. It is deemed necessary and in the best interests of Infowave to reduce the stated capital by the amount of $91,636,144 pursuant to the Canada Business Corporations Act, which amount is not represented by realizable assets of Infowave.

      RESOLVED, as special resolutions, that:

1. The stated capital of Infowave be reduced from $118,565,193 to $26,929,049.

2. The stated capital account of Infowave for its common shares be adjusted to reflect such reduction by deducting the amount of $91,636,144 therefrom.

3. Any one director or officer of Infowave is authorized and directed to do all things and execute all instruments and documents necessary or desirable to carry out the foregoing.

                                   APPENDIX A2
                          FIRST ARRANGEMENT RESOLUTION

RESOLUTION APPROVING THE FIRST ARRANGEMENT

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE HOLDERS OF COMMON SHARES, OPTIONS AND WARRANTS THAT:

(a) the arrangement (the "FIRST ARRANGEMENT") under Section 192 of the Canada Business Corporations Act (the "CBCA") substantially as set forth in the First Plan of Arrangement attached as EXHIBIT A to APPENDIX B to the Information Circular accompanying the notice of this meeting is hereby approved, authorized and agreed to;

(b) notwithstanding that this special resolution has been duly passed by the Securityholders or that the First Arrangement has received the approval of the British Columbia Supreme Court, the Board of Directors of the Corporation is hereby authorized and empowered in its sole discretion, without further notice to or approval of the Securityholders, but subject to the terms of the Investment Agreement, to amend or terminate the Investment Agreement including the First Plan of Arrangement, to decide not to proceed with the First Arrangement, or to decide to revoke this resolution at any time prior to the First Arrangement becoming effective pursuant to the provisions of the CBCA; and

(c) any one director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute, or cause to be executed, and to deliver, or cause to be delivered, Articles of Arrangement and to execute, with or without the corporate seal, and, if appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this special resolution and the matters authorized hereby, including the transactions required or contemplated by the First Arrangement and the Investment Agreement, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

                                   APPENDIX A3
                          SECOND ARRANGEMENT RESOLUTION

RESOLUTION APPROVING THE SECOND ARRANGEMENT

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE HOLDERS OF COMMON SHARES:

(a) the arrangement (the "SECOND ARRANGEMENT") under Section 192 of the Canada Business Corporations Act (the "CBCA") substantially as set forth in the Second Plan of Arrangement attached as EXHIBIT A to APPENDIX C to the Information Circular accompanying the notice of this meeting is hereby approved, authorized and agreed to;

(b) notwithstanding that this special resolution has been duly passed by the Shareholders or that the Second Arrangement has received the approval of the British Columbia Supreme Court, the Board of Directors of the Corporation is hereby authorized and empowered in its sole discretion, without further notice to or approval of the Shareholders, but subject to the terms of the Arrangement Agreement, to amend or terminate the Arrangement Agreement including the Second Plan of Arrangement, to decide not to proceed with the Second Arrangement, or to decide to revoke this resolution at any time prior to the Second Arrangement becoming effective pursuant to the provisions of the CBCA; and

(c) any one director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute, or cause to be executed, and to deliver, or cause to be delivered, Articles of Arrangement and to execute, with or without the corporate seal, and, if appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this special resolution and the matters authorized hereby, including the transactions required or contemplated by the Second Arrangement and the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

                                   APPENDIX B
                              INVESTMENT AGREEMENT

                              INVESTMENT AGREEMENT

THIS AGREEMENT dated the 18th day of November, 2004.

AMONG:

            INFOWAVE SOFTWARE, INC. a corporation continued under the laws of Canada

            ("INFOWAVE")

AND:

            6311059 CANADA INC., a corporation incorporated under the laws of Canada

            ("NEWCO")

AND:

            0698500 B.C. LTD., a company incorporated under the laws of the Province of British Columbia

            ("INVESTOR")

WHEREAS:

A. Investor and Infowave wish to enter into a transaction pursuant to which Investor will make an investment which will result in Investor owning 30% of the voting common shares of Infowave, and all of the to-be-created non-voting common shares of Infowave; and

B. In order to give effect to the foregoing transaction, Infowave must proceed with an arrangement under the Act and take certain other steps to facilitate such transaction.

NOW THEREFORE in consideration of the covenants and agreements contained in this agreement, the parties agree as follows:

                                    ARTICLE 1
                                 INTERPRETATION

1.1 DEFINITIONS

            In this Agreement, including the recitals and any Exhibits hereto, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

      (a)   "ACQUISITION PROPOSAL" will have the meaning ascribed thereto in
            Section 4.2(b)(i);

      (b) "ACT" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as from time to time amended or re-enacted, and all regulations promulgated thereunder;

      (c) "AGREEMENT" means this Investment Agreement and the schedules hereto and as the same may be amended, modified or supplemented at any time or from time to time;

      (d) "APPLICABLE LAWS" means, in relation to any person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives, published guidelines, standards, codes of practice (regardless of whether such guidelines, standards and codes of practice have been promulgated by statute or regulation) and orders of and the terms of all judgements, orders and decrees issued by any Authorized Authority by which such Person is bound or which has application to the transaction or event in question;

      (e) "ARRANGEMENT AGREEMENT" means the Agreement among Newco, Newsub, ScotiaCo and Investor providing for a second plan of arrangement in the form attached as Exhibit D;

      (f)   "ASSESSMENT" has the meaning ascribed thereto in Section
            4.1(a)(viii);

      (g) "ASSET PURCHASE" means the sale by ScotiaCo of all of its assets (including, without limitation, all of its contractual rights and obligations) except certain assets to Newco and the assumption by Newco of substantially all of the obligations of ScotiaCo in accordance with the terms of the Asset Purchase Agreement;

      (h) "ASSET PURCHASE AGREEMENT" means the asset purchase agreement in the form annexed hereto Exhibit B to be entered into between ScotiaCo and Newco in order to effect the Asset Purchase;

      (i) "AUTHORIZED AUTHORITY" means, in relation to any person, transaction or event, any: (i) federal, provincial, municipal or local government body (whether administrative, legislative, executive or otherwise), both domestic and foreign; (ii) agency, authority, commission, instrumentality, regulatory body, Court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government; (iii) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and
            (iv) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event;

      (j) "BLAKES" means Blake, Cassels & Graydon LLP, counsel to Infowave and Newco;

      (k)   "BREAK FEE" has the meaning ascribed thereto in Section 8.3;

      (l) "BUSINESS DAY" means a day other than a Saturday, Sunday or other than a day when banks in the City of Vancouver, British Columbia are not generally open for business;

      (m)   "CLOSING" means the closing of the Investment;

      (n) "CLOSING TIME" means 6:00 a.m. (Vancouver time) on the Effective Date unless otherwise agreed in writing by Investor and Infowave;

      (o)   "COURT" means the British Columbia Supreme Court;

      (p)   "DIRECTOR" means the Director duly appointed under the Act;

      (q) "EFFECTIVE DATE" means the date on which the First Articles of Arrangement are filed with the Registrar and the Investment closes;

      (r) "FINAL ORDER" means the final order of the Court approving the First Arrangement pursuant to subsection 192(4) of the Act, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

      (s) "FINANCING" means the raising of capital by Infowave by the issuance from treasury of any Infowave Common Shares or other securities of Infowave convertible into or exercisable for, or options, rights or warrants to purchase, Infowave Common Shares;

      (t) "FIRST ARRANGEMENT" means the arrangement to be conducted by Infowave and Newco under the provisions of Section 192 of the Act, on the terms and conditions set forth in the First Plan of Arrangement;

      (u) "FIRST ARTICLES OF ARRANGEMENT" means one or more articles of arrangement in respect of the First Arrangement required under subsection 192(6) of the Act to be filed with the Registrar after the Final Order has been made so as to give effect to the First Arrangement;

      (v) "FIRST PLAN OF ARRANGEMENT" means a plan of arrangement substantially in the form set out in Exhibit A hereto as amended or supplemented from time to time;

      (w) "INFORMATION CIRCULAR" means the management proxy circular of Infowave relating to the Infowave Securityholders' Meeting to be forwarded by Infowave to the Infowave Securityholders in connection with, among other things, the transactions contemplated in this Agreement;

      (x) "INFOWAVE COMMON SHARES" means the common shares in the capital of Infowave as constituted on the date of this Agreement;

      (y) "INFOWAVE FINANCIAL STATEMENTS" means the audited financial statements of Infowave as at and for the years ended December 31, 2003 and 2002, together with the notes thereto and the report of the auditors thereon together with the unaudited financial statements for the nine months ended September 30, 2004;

      (z) "INFOWAVE OPTIONS" means stock options issued to directors, senior officers, employees and consultants of Infowave permitting the holders thereof to purchase an aggregate of up to 21,732,624 Infowave Common Shares, at the exercise prices and for the terms and quantities disclosed to Investor prior to the date hereof;

      (aa) "INFOWAVE SECURITYHOLDERS" means, collectively, holders of issued and outstanding Infowave Common Shares, Infowave Options and Infowave Warrants;

      (bb) "INFOWAVE SECURITYHOLDERS' MEETING" means the special meeting of Infowave Securityholders to be called to consider and, if determined advisable, approve various matters including the First Arrangement in accordance with the Interim Order, and any adjournments thereof;

      (cc) "INFOWAVE SUBSIDIARIES" means, collectively, Infowave USA Inc. and Telispark Inc., each of which is a wholly-owned subsidiary of Infowave;

      (dd) "INFOWAVE WARRANTS" means 48,973,639 common share purchase warrants of Infowave, each of which entitles the holder to acquire, subject to adjustment, one Infowave Common Share, exercisable at prices of between $0.215 and $0.90 per share;

      (ee) "INTERIM ORDER" means an interim order of the Court concerning the First Arrangement under subsection 192(4) of the Act, containing declarations and directions with respect to the First Arrangement and the holding of the Infowave Securityholders' Meeting as such order may be affirmed, amended or modified by any court of competent jurisdiction;

      (ff) "INVESTMENT" means the purchase by Investor from Newco of that number of ScotiaCo Voting Shares and ScotiaCo Non-Voting Shares determined pursuant to Section 2.1 in accordance with the terms of this Agreement;

      (gg) "FOLLOW-ON REAL ESTATE INFORMATION" means the information, if any, provided to Infowave by Investor for inclusion in the Information Circular;

      (hh) "FOLLOW-ON REAL ESTATE TRANSACTION" means the transactions described in the Follow-on Real Estate Information;

      (ii) "MATERIAL ADVERSE CHANGE" or "MATERIAL ADVERSE EFFECT" means any change or effect (or any condition, event or development involving a prospective change or effect) in or on the business, operations, results of operations, assets, capitalization, financial condition, licences, permits, concessions, rights or liabilities, whether contractual or otherwise, of a party hereto or its subsidiaries, which is materially adverse to the business, operations or financial condition of that party taken as a whole, other than a change or effect (i) which arises out of a matter that has been publicly disclosed or otherwise disclosed in writing to the other parties prior to the date hereof; (ii) in the case of Infowave only, resulting from conditions affecting the wireless communications industry as a whole; or (iii) in the case of Infowave only, resulting from general economic, financial, currency exchange or securities market conditions in Canada, the United States and elsewhere;

      (jj) "MISREPRESENTATION" has the meaning ascribed thereto in the Securities Act (British Columbia);

      (kk) "NEWCO COMMON SHARES" means the common shares in the capital of Newco;

      (ll) "NEWCO FIRST SHARES" means the common shares in the capital of Newco to be issued pursuant to the First Arrangement;

      (mm) "NEWSUB" means a corporation to be incorporated under the Act as a wholly owned subsidiary of Newco;

      (nn) "NOVA SCOTIA PLAN OF ARRANGEMENT" means the plan of arrangement under the Company Act (Nova Scotia) pursuant to which Infowave will become a Nova Scotia unlimited liability company following its continuation from the Federal Jurisdiction to Nova Scotia, substantially on the terms set out in Exhibit C;

      (oo) "ORDINARY COURSE OF BUSINESS" of any person means the conduct of its business in the ordinary course that is consistent with the practices of such person;

      (pp) "PERSON" means an individual, corporation, partnership, trust or unincorporated organization;

      (qq) "PROPOSAL AGREEMENT" has the meaning ascribed thereto in Section 4.2(c);

      (rr)  "PURCHASE PRICE" has the meaning ascribed thereto in Section 2.1;

      (ss)  "PURCHASED SHARES" has the meaning ascribed thereto in Section 2.1;

      (tt) "SCOTIACO" means the Nova Scotia unlimited liability company resulting from the Nova Scotia the Plan of Arrangement;

      (uu) "SCOTIACO NON-VOTING SHARES" means the non-voting common shares in the capital of ScotiaCo;

      (vv) "SCOTIACO VOTING SHARES" means the voting common shares in the capital of ScotiaCo;

      (ww)  "SUBSIDIARY" has the meaning ascribed thereto in the Act;

      (xx) "SUPERIOR PROPOSAL" has the meaning ascribed thereto in Section 4.2(b)(iv)(A);

      (yy) "TERMINATION DATE" means the date of termination of this Agreement pursuant to the terms hereof;

      (zz)  "TSX" means the Toronto Stock Exchange; and

      (aaa) "VISTO NOTES" means the convertible promissory notes that Infowave issued to Visto Corporation on August 31, 2004.

1.2 INTERPRETATION NOT AFFECTED BY HEADINGS, ETC.

            The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", "hereby" and "hereunder" and similar expressions refer to this Agreement (including the Exhibits hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 NUMBER, ETC.

            Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4 DATE FOR ANY ACTION

            If any date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day in such place.

1.5 ENTIRE AGREEMENT

            This Agreement, together with the agreements and documents herein referred to, constitute the entire agreement among the parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties with respect to the subject matter hereof other.

1.6 CURRENCY

            All sums of money which are referred to in this Agreement are, unless indicated otherwise, expressed in lawful money of Canada.

1.7 DISCLOSURE IN WRITING

            Reference to disclosure in writing herein will, in the case of Investor, include disclosure to Investor or its representatives, or in the case of Infowave, include disclosure to Infowave or its representatives.

1.8 EXHIBITS

            The following exhibits annexed to this Agreement are incorporated by reference into this Agreement and form a part hereof:

                  Exhibit A - First Plan of Arrangement
                  Exhibit B - Asset Purchase Agreement
                  Exhibit C - Description of Nova Scotia Plan of Arrangement Exhibit D - Arrangement Agreement

                                    ARTICLE 2
                                   INVESTMENT

2.1 INVESTMENT

            Subject to the provisions of this Agreement, Newco hereby covenants that it will sell, and Investor hereby covenants that it will purchase, at the Closing Time, a number of ScotiaCo Voting Shares and ScotiaCo Non-Voting Shares (collectively the "PURCHASED SHARES") so that, immediately following completion of such purchase, the Investor will own 30% of the ScotiaCo Voting Shares and 100% of the ScotiaCo Non-Voting Shares, representing, in the aggregate, 97.5% of the issued and outstanding shares of ScotiaCo for an aggregate purchase price of $5,450,000 (the "PURCHASE PRICE").

2.2 DEPOSIT AND PAYMENT OF PURCHASE PRICE

            Upon execution of this Agreement, Investor will deposit into trust with Blakes the amount of $5,450,000.

2.3 Upon the execution of this Agreement, Infowave will deposit in trust with Blakes the amount of $1,000,000, representing the Break Fee payable by Infowave to Investor in the circumstances described in Section 8.3(b).

2.4 The amounts deposited with Blakes pursuant to Sections 2.2 and 2.3 will be held by Blakes pursuant to escrow agreements with each of Investor and Infowave.

2.5 Infowave acknowledges receipt from the Investor of the sum of $250,000, which amount was paid by the Investor to Infowave as a non-refundable deposit and which amount will be credited against the Purchase Price or the Break Fee payable pursuant to Section 8.3(a), as the case may be.

                                    ARTICLE 3
                              THE FIRST ARRANGEMENT

3.1 FIRST ARRANGEMENT

            As soon as reasonably practicable, Infowave will apply to the Court pursuant to Section 192 of the Act for an order approving the First Arrangement and in connection with such application will:

      (a) forthwith file, proceed with and diligently prosecute an application for an Interim Order under Section 192(4) of the Act, providing for, among other things, the calling and holding of the Infowave Securityholders' Meeting for the purpose of, among other things, considering and, if deemed advisable, approving the First Arrangement;

      (b) subject to obtaining the approval of the Infowave Securityholders as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take steps necessary to submit the First Arrangement to the Court and apply for the Final Order; and

      (c) deliver to the Registrar the First Articles of Arrangement and such other documents as may be required to give effect to the First Arrangement.

3.2 EFFECTIVE DATE

            The First Arrangement will become effective on the Effective Date.

3.3 FOLLOWING THE FIRST ARRANGEMENT

            Upon completion of the First Arrangement pursuant to the First Plan of Arrangement, each of Infowave and Newco make the following covenants:

      (a) Newco will seek and obtain the continuance of Infowave from the jurisdiction of the federal laws of Canada to the laws of the province of Nova Scotia;

      (b) Newco will, and it will cause Infowave to, undertake the Nova Scotia Plan of Arrangement;

      (c) Newco will enter into and it will cause ScotiaCo to enter into the Asset Purchase Agreement; and

      (d) Newco will enter into and it will cause ScotiaCo and Newsub to enter into the Arrangement Agreement.

                                    ARTICLE 4
                                    COVENANTS

4.1 COVENANTS OF INFOWAVE

      (a) Infowave covenants and agrees that, from the date hereof until the earlier of the Effective Date or the termination of this Agreement, except with the prior written consent of Investor (which will not be unreasonably withheld) and except as required by law or as otherwise expressly permitted or specifically contemplated by this Agreement:

            (i) Infowave will conduct its business only in the usual and ordinary course of business consistent with past practices and Infowave will use all commercially reasonable efforts to maintain and preserve its business organization, goodwill, assets, employees and advantageous business relationships;

            (ii) Infowave will not, directly or indirectly, do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares owned by any person; (iii) other than in respect of the exercise of any outstanding Infowave Options or Infowave Warrants or the conversion of the Visto Notes, issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Infowave, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Infowave;
                  (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities, except as permitted hereunder; (v) split, combine or reclassify any of its shares;
                  (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Infowave; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as otherwise permitted herein;

            (iii) other than commitments entered into by Infowave prior to the date of this Agreement or the costs relating to implementing the transactions contemplated by this Agreement, Infowave will not, directly or indirectly, do any of the following: (i) sell, dispose of, transfer, convey, encumber, pledge, surrender or abandon the whole or any part of its assets, for a consideration in excess of $50,000 individually or $500,000 in the aggregate; (ii) expend or commit to expend more than $50,000 individually or $500,000 in the aggregate with respect to any capital or operating expense or expenses; (iii) reorganize, amalgamate, merge or otherwise continue Infowave with any other person, corporation, partnership or other business organization whatsoever; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by purchase of shares or securities, contributions of capital (other than to subsidiaries), property transfer, or purchase of any property or assets of any other individual or entity, in each case having a value in excess of $500,000; (v) incur any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligation of any other individual or entity, or make any loans or advances, except in the ordinary course of business and in any event in excess of $50,000 individually or $500,000 in the aggregate; (vi) pay, discharge or satisfy any claims, liabilities or obligations other than in the ordinary course of business and consistent with past practice and other than reflected or reserved against in the Infowave Financial Statements; (vii) enter into any hedges, swaps or other financial instruments or like transactions; or (viii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

            (iv) other than in the ordinary course of business, except as is necessary to comply with applicable law or with respect to existing provisions of any existing plans, programs, arrangements or agreements, Infowave will not grant any officer, director, employee or consultant an increase in compensation in any form or take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants, nor adopt or amend (other than to permit accelerated vesting of options) or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan from a trust fund or arrangement for the benefit of directors, officers, employees or consultants provided that the foregoing will not prevent Infowave or its subsidiaries from taking steps to terminate any of their respective officers or employees and pay severance obligations in respect of such officers or employees if it is determined appropriate to do so;

            (v) Infowave will cause Newco to not carry out any business prior to the Closing Time, other than as may be permitted or necessary hereunder;

            (vi) Infowave will use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

            (vii) Infowave will promptly notify Investor in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Infowave, threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licences, permits, rights, privileges or liabilities, whether contractual or otherwise, of Infowave or of any change in any representation or warranty provided by Infowave in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Infowave will in good faith discuss with Investor any change in circumstances (actual, anticipated, contemplated, or, to the knowledge of Infowave, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Investor pursuant to this Section 4.1(a)(vii);

            (viii) Infowave will, within ten Business Days of Infowave receiving any written audit inquiry, assessment, reassessment, confirmation or variation of an assessment, indication that tax assessment is being considered, request for filing of a waiver or extension of time or any other notice in writing relating to taxes, interest, penalties, losses or tax pools (an "ASSESSMENT"), deliver to Investor a copy thereof together with a statement setting out, to the extent then determinable, an estimate of the obligations, if any, of Infowave, or the appropriate affiliate, on the assumption that such Assessment is valid and binding;

            (ix) Infowave will keep Investor fully informed as to the decisions required with respect to the most advantageous method of operating its assets; and

            (x) Infowave will use its reasonable commercial efforts to obtain the consent of third parties (if required) to the transactions contemplated hereby and by the Asset Purchase Agreement and provide the same to Investor prior to mailing of the Information Circular.

      (b)   Infowave will:

            (i) from the date hereof until the earlier of the Effective Date or the termination of this Agreement, except with the prior written consent of Investor and except as required by law or as otherwise expressly permitted or specifically contemplated by this Agreement, not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Investment;

            (ii) use its reasonable commercial efforts to fulfill or cause fulfillment of the conditions set forth in Sections 6.1 and
                  6.3 as soon as reasonably possible to the extent that the fulfillment of the same is within the control of Infowave;

            (iii) forthwith carry out the terms of the Interim Order to the extent applicable to it;

            (iv) convene the Infowave Securityholders' Meeting and distribute copies of this Agreement (or a written summary thereof prepared by Infowave in form and substance acceptable to Investor, acting reasonably), in each case as ordered by the Interim Order;

            (v) subject to Section 4.1(c), and provided that Investor has approved the contents of the Information Circular pursuant to
                  Section 4.3(d), mail to the Infowave Securityholders the Information Circular and other documentation required in connection with the Infowave Securityholders' Meeting on or before December 31, 2004 (or such other date that Infowave and Investor may agree to) and convene the Infowave Securityholders' Meeting for the purpose of approving various matters including the First Arrangement on or before January 31, 2005 (or such other date that Infowave and Investor may agree to);

            (vi) solicit proxies to be voted at the Infowave Securityholders' Meeting in favour of the First Arrangement;

            (vii) provide in the form of proxy for, and conduct at the Infowave
                  Meeting, a vote on the Follow-on Real Estate Transaction;

            (viii) provide notice to Investor of the Infowave Securityholders'
                  Meeting and allow Investor's representatives to attend such meeting unless such attendance is prohibited by rules governing the meeting;

            (ix) conduct the Infowave Securityholders' Meeting in accordance with the Interim Order, the Act, by-laws of Infowave and any instrument governing such meeting, as applicable, and as otherwise required by law; and

            (x) enter into (as ScotiaCo), and cause Newco and Newsub to enter into, the Arrangement Agreement.

      (c) Subject to receiving an Interim Order, Infowave will prepare, file and distribute to Infowave Securityholders in a timely and expeditious manner, the Information Circular and any amendments or supplements thereto, all as required by law, in all jurisdictions where the same is required, complying in all material respects with all applicable legal requirements and, without limiting the generality of the foregoing, Infowave will ensure that the Information Circular provides Infowave Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and the Information Circular will include to the extent available: (i) disclosure of the determination of the board of directors of Infowave that the First Arrangement is fair to the Infowave Securityholders, is in the best interests of Infowave and the Infowave Securityholders, and include the recommendation of the board of directors of Infowave that the Infowave Securityholders vote in favour of the First Arrangement;
            (ii) the fairness opinion of Infowave's financial advisor, if it is received, that the First Arrangement is fair, from a financial point of view, to the Infowave Securityholders; (iii) the Follow-on Real Estate Information, the accuracy of which will be the sole responsibility of Investor. Notwithstanding any representation contained herein or the covenant of Infowave in this section, prior to the completion of the First Arrangement, the board of directors of Infowave may withdraw, modify or change the recommendation regarding the First Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel, such withdrawal, modification or change is recommended to act in a manner consistent with the statutory or fiduciary duties of the board of directors of Infowave.

      (d) Except for proxies and other non-substantive communications with securityholders, Infowave will furnish promptly to Investor or Investor's counsel a copy of each notice, report, schedule or other document delivered, filed or received by Infowave in connection with: (i) the First Arrangement; (ii) the Infowave Securityholders' Meeting; (iii) any filings with respect to the First Arrangement under Applicable Laws; and (iv) any dealings with regulatory agencies in connection with the transactions contemplated hereby.

      (e) Infowave will make all necessary filings and applications under Applicable Laws and regulations required to be made on the part of Infowave in connection with the transactions contemplated herein, including, without limitation, those necessary or desirable to obtain the approval of the TSX to the First Arrangement and the other transactions contemplated by this Agreement, if applicable, and will take all commercially reasonable action necessary to be in compliance with such laws and regulations.

      (f) Infowave will use its reasonable commercial efforts to have Deloitte Consulting LP and Infowave's directors, officers and management execute voting agreements with Infowave in a form satisfactory to Infowave and Investor, each acting reasonably, in which the parties thereto agree to vote in favour of the First Arrangement and the Follow-on Real Estate Transaction with respect to all shares owned by them at the time of the Infowave Securityholders' Meeting, such voting agreements to be executed concurrently with the execution of this Agreement.

4.2 COVENANTS OF INFOWAVE - OTHER TRANSACTIONS

      (a) Infowave will immediately cease and cause to be terminated all solicitations, initiations, encouragements, discussions or negotiations, if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal (as defined below).

      (b) Infowave will not, directly or indirectly, authorize or permit any of the officers, directors or employees of Infowave or any of its subsidiaries or any agent, financial advisor, expert or other person acting on its behalf:

            (i) solicit, initiate or knowingly encourage (including, without limitation, by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation or continuation of any inquiries, discussions, negotiations, proposals or offers from any corporation, person or other entity or group which constitutes, or may reasonably be expected to lead to a transaction substantially similar to that contemplated by this Agreement or any amalgamation, merger or other form of business combination involving Infowave, the consummation of any of which would or could reasonably be expected to impede, interfere with, prevent or delay the proposed transaction (any such inquiry or proposal in respect of any of the foregoing being an "ACQUISITION PROPOSAL" and, for greater certainty, not including a Financing);

            (ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or, except in the ordinary course of business, furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Infowave or an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or knowingly encourage, any effort or attempt of any other person to do or seek to do any of the foregoing; or

            (iii) waive, or otherwise forbear (except in respect of non-material matters) in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of Infowave under confidential information agreements, including, without limitation, any "standstill provisions" thereunder;

            provided, however, that notwithstanding any other provision hereof, Infowave (and its directors and officers) may:

            (iv) engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Infowave or any of the officers, directors or employees of Infowave or any financial advisor, expert or other representative or agent acting on its behalf) seeks to initiate such discussions or negotiations and may furnish such third party information concerning Infowave and its business, properties and assets, in each case if, and only to the extent that:

                  (A) the third party has first made a written bona fide Acquisition Proposal in respect of which the board of directors of Infowave has determined in good faith: (I) that is commercially feasible and for which funds or other consideration necessary are or are likely to be available and which could be carried out within a time frame that is reasonable in the circumstances; (II) (after consultation with its financial advisor) that such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction financially superior for holders of Infowave Common Shares than the transaction contemplated by this Agreement; and (III) after receiving the advice of outside legal counsel, that the taking of such action is recommended for the board of directors to act in a manner consistent with statutory or fiduciary duties of the directors under applicable law (a "SUPERIOR PROPOSAL"); and

                  (B) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Infowave provides prompt notice to Investor to the effect that it is furnishing information to or entering into discussions or negotiations with such person or entity. Infowave will immediately notify Investor orally and in writing of any inquiries, offers or proposals with respect to any Acquisition Proposal (including, without limitation, the terms and conditions of any such proposal (and any amendments or changes thereto), the identity of the person making it, and if not previously provided to Investor, copies of all information provided to such party and all other information reasonably requested by Investor), will keep Investor informed of the status and details of any such inquiry, offer or proposal and answer Investor's questions with respect thereto.

      (c) Infowave will give Investor 72 hours advance notice of any agreement (and the terms of such agreement) to be entered into with, or any information to be supplied to, any person making an inquiry, offer or proposal with respect to a Superior Proposal and will confirm the determination of Infowave's board of directors that the Acquisition Proposal is a Superior Proposal. For a period of 72 hours from the time that Infowave provides notice of such Superior Proposal to Investor and any amendment thereto, together with the foregoing confirmation in respect of the board of directors' determination, the board of directors of Infowave and Infowave agree not to accept, recommend or approve or enter into any agreement (a "PROPOSAL AGREEMENT") to implement such Superior Proposal or release the party making the Superior Proposal from any standstill provisions. In addition, in respect of any Superior Proposal, Infowave will and will cause its financial and legal advisors to negotiate in good faith with Investor to make such adjustments in the terms and conditions of this Agreement and the terms of the First Arrangement as would enable Infowave to proceed with the transaction contemplated herein, as amended, rather than the Superior Proposal. In the event that Investor proposes to amend this Agreement and the terms of the First Arrangement to provide equal or superior value to that provided under the Superior Proposal pursuant to the proposal made by Investor within a period of 72 hours from the date that Investor receives notice of the Superior Proposal and a copy of the Proposal Agreement (and any amendments thereto), Infowave will agree to the amendments so proposed by Investor and will not enter into any Proposal Agreement regarding the Superior Proposal or any amendment thereof, nor will the Infowave board of directors withdraw, modify or change any recommendation with respect to the First Arrangement, as so amended. Any amendment to any Acquisition Proposal is deemed, for the purposes hereof, to be a new Acquisition Proposal and to be subject to the terms hereof.

      (d) Investor agrees that all information provided to Investor pursuant to Section 4.2(b)(iv) hereof will be confidential information and will not be disclosed by Investor to any party except with the prior written consent of Infowave, such consent not to be unreasonably withheld, or in order to enforce its rights under this Agreement in legal proceedings.

4.3 COVENANTS OF INVESTOR

      (a) Investor covenants and agrees that, from the date hereof until the earlier of the Effective Date or the termination of this Agreement, except with the prior written consent of Infowave and except as required by law or as otherwise expressly permitted or specifically contemplated by this Agreement, Investor will not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Investment.

      (b) Investor will use its reasonable commercial efforts to fulfill or cause fulfillment of the conditions set forth in Sections 6.1 and
            6.2 as soon as reasonably possible to the extent that the fulfillment of the same is within the control of Investor.

      (c) Investor will furnish promptly to Infowave or Infowave's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Investor in connection with any dealings with regulatory agencies in connection with the transactions contemplated hereby.

      (d) Investor will assist Infowave in the preparation of the Information Circular and provide to Infowave, in a timely and expeditious manner, all information as may be reasonably requested by Infowave or is required by the Interim Order or applicable law, with respect to Investor for inclusion in the Information Circular and any amendments or supplements to the Information Circular, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof. Investor will provide written confirmation that the Information Circular is acceptable to it, acting reasonably, prior to the deadline for mailing the Information Circular.

      (e) Investor will take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under Applicable Laws and regulations to complete the Investment and the other transactions contemplated by this Agreement.

      (f) Investor will enter into the Arrangement Agreement with Newco, Newsub and ScotiaCo.

4.4 MUTUAL COVENANTS

            From the date hereof until the Effective Date, each of Infowave, Newco and Investor will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws and regulations to complete the First Arrangement, the Investment and the other transactions contemplated by this Agreement, including using reasonable commercial efforts:

      (a) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

      (b) to obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any Canadian or foreign law or regulation; and

      (c) to effect all necessary registrations and filings and submissions of information requested by governmental authorities required to be effected by it in connection with the First Arrangement,

and each of Infowave, Newco and Investor will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 4.4 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of Investor and Infowave.

                                    ARTICLE 5
                         REPRESENTATIONS AND WARRANTIES

5.1 MUTUAL REPRESENTATIONS AND WARRANTIES

            Each of Investor, Newco and Infowave represents and warrants to each of the others, and each acknowledges that such other party is relying upon such representations and warranties in connection with the matters contemplated by this Agreement that:

      (a) it has the power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

      (b) the execution and delivery of this Agreement by it and the completion of the transactions contemplated hereby and the fulfillment and compliance with the terms and provisions hereof and thereof do not and will not:

            (i) result in the breach of, or violate any term or provision of constating or formation documents, as applicable;

            (ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence, permit or authority to which it is a party or by which it is bound and which is material to it, or result in the creation of any encumbrance upon any of its material assets under any such agreement or instrument, or give to others any material interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, licence, permit or authority (other than consent of its lenders, if required); or

            (iii) violate or contravene any provision of any law or regulation or any judicial or administrative award, judgment or decree applicable and known to it (after due inquiry),

            except to the extent that such breach, violation or contravention would not have a Material Adverse Effect on it or could not reasonably be expected to prevent or hinder the consummation of the transactions contemplated by this Agreement; and

      (c) to the best of its knowledge (after due inquiry), except as disclosed herein or in public filings, there are no actions, suits, proceedings or investigations commenced, contemplated or threatened against or affecting it or its subsidiaries, at law or in equity, before or by any governmental department, commission, board, bureau, court, agency, arbitrator or instrumentality, domestic, or foreign, of any kind, nor to the best of its knowledge (after due inquiry) are there any existing facts or conditions which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations, which in any case would prevent or hinder the consummation of the transactions contemplated by this Agreement or which may reasonably be expected to have a Material Adverse Effect on it.

5.2 ADDITIONAL REPRESENTATIONS AND WARRANTIES OF NEWCO

            Except as disclosed in Infowave's public record, Newco represents and warrants to and in favour of Investor as follows and acknowledges that Investor is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

      (a) Infowave has been duly continued and is validly existing under the laws of Canada and has the corporate power and authority to own or lease its property and assets and to carry on any business now conducted by it and is duly qualified to carry on business and in good standing in each jurisdiction in which the nature of its business or the property or assets owned or leased by it makes such qualification necessary except where the failure to be so registered or in good standing would not have a Material Adverse Effect on it;

      (b) the authorized capital of Infowave consists of an unlimited number of Infowave Common Shares;

      (c) Infowave's corporate records and minute books are true and correct and contain the minutes or drafts thereof of all meetings and all resolutions of the directors and shareholders thereof;

      (d)   since September 30, 2004, Infowave has:

            (i) not amended its articles, by-laws or other governing documents; and

            (ii) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained;

      (e) (i) Infowave has duly and timely filed, in prescribed form, returns in respect of taxes under the Income Tax Act (Canada) and the income tax legislation of any province of Canada or any foreign country having jurisdiction over its affairs, for all periods to and including September 30, 2004, and all taxes shown thereon and all taxes now owing have been paid, and has placed an adequate reserve on its books with respect to taxes owing until the end of 2004 (net of any instalments paid) and there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any federal, provincial or other income tax return for any period, and all payments to any non-resident of Canada have been made in accordance with all applicable legislation in respect of withholding tax; (ii) except for the transfer pricing audit of Infowave's 2001 and 2002 taxation years pursuant to the letter from the Canada Revenue Agency dated September 24, 2002 and the audit of Infowave's 2001 and 2002 T2 Corporation Income Tax Returns pursuant to the letter from the Canada Revenue Agency dated April 2, 2002, there are no assessments or reassessments pursuant to which there are amounts owing or discussions in respect thereof with any taxing authority except other than as disclosed in the Infowave Financial Statements or as disclosed to Investor; (iii) it has, in respect of the periods covered by such Infowave Financial Statements, withheld from each payment made to any of its officers, directors, and employees and former officers, directors and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation;

      (f) all filings made by Infowave under which it has received or is entitled to government incentives have been made in accordance, in all material respects, with all applicable legislation (except as disclosed herein) and contain no misrepresentations of a material fact or omit to state any material fact which could cause any amount previously paid or previously accrued on its accounts to be recovered or disallowed;

      (g) on the date hereof there are issued and outstanding a total of 237,145,351 Infowave Common Shares (excluding any Infowave Common Shares issuable on exercise of outstanding Infowave Options and Infowave Warrants), 21,732,624 Infowave Options and 48,973,639 Infowave Warrants and except for the Visto Notes and as provided under or as a consequence of the First Arrangement, no person will have any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option or right for the purchase, subscription, allotment or issuance of any unissued securities of Infowave and all of the issued and outstanding Infowave Common Shares have been duly authorized and validly issued as fully paid and non-assessable;

      (h) the annual financial statements which form part of the Infowave Financial Statements have been prepared in accordance with generally accepted accounting principles applicable in Canada on a consistent basis with prior periods (except as stated therein), and the Infowave Financial Statements present fairly its financial position as of the dates provided therein and the results of its operations and the changes in financial position for the periods then ended;

      (i) other than the Infowave Subsidiaries, Infowave has no subsidiaries or agreements of any nature to acquire any subsidiary, or to acquire or lease any other business, assets or operations;

      (j) other than in connection with the transactions contemplated by this Agreement and as disclosed to the Investor prior to the execution of this Agreement, to its knowledge after due inquiry of Infowave, there are no shareholders agreements, voting trusts, escrow agreements or similar agreements among the shareholders relating to Infowave or the Infowave Common Shares or other securities of Infowave that will survive the completion of the First Arrangement;

      (k) other than in the ordinary course of business or except as has been disclosed in Infowave's public record, since September 30, 2004, Infowave has:

            (i) not suffered any Material Adverse Change nor have there been any occurrences or circumstances which have resulted or might reasonably be expected to result in a Material Adverse Change;

            (ii) except as previously disclosed to Investor, maintained in effect salary and other compensation levels in accordance with then existing levels;

            (iii) not declared, paid or set aside for payment any dividend or distribution of any kind in respect of any of its outstanding securities nor made any repayments of capital;

            (iv) conducted its business only in the ordinary and normal course; and

            (v) not incurred any liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Infowave which has been incurred other than in the ordinary and normal course;

      (l) Infowave is a reporting issuer under the securities laws of Alberta, British Columbia, Manitoba, Ontario and New Brunswick and, to the best of its knowledge, is not in default of any requirement of such securities laws and the outstanding Infowave Common Shares are listed and posted for trading on the TSX;

      (m) no securities commission or similar regulatory authority or stock exchange in Canada has issued any order which is currently outstanding preventing or suspending trading in any securities of Infowave and, to Infowave's knowledge, no such proceeding is pending, contemplated or threatened;

      (n) Infowave has made all filings required under applicable securities laws with the applicable securities regulatory authorities and all such filings and information and statements contained therein were true, correct and complete and did not contain any misrepresentation as of the date of such information or statement;

      (o) Infowave does not have in effect any bonus plan, commission plan, profit sharing plan, pension plan, royalty plan or arrangement or employee benefit plan for the benefit of any employees, officers, directors or shareholders of Infowave and it is not a party to any written employment or consulting agreement, existing or proposed, with any person except as has been disclosed to Investor in writing;

      (p) the execution and delivery of this Agreement and the completion of the transactions contemplated herein have been duly approved by the board of directors of Infowave and this Agreement has been duly executed by Infowave and constitutes a legal, valid and binding obligation enforceable against it in accordance with its terms, subject to enforceability being limited by applicable bankruptcy, insolvency, reorganization and other laws affecting the enforcement of creditors' rights generally and the discretionary nature of certain remedies (including specific performance and injunctive relief) and subject to the effectiveness of indemnities and clauses exculpating a party or persons from a liability or a duty otherwise owed which may be limited by law;

      (q)   Infowave is not:

            (i) in breach or violation of any term or provision of its articles, by-laws or other governing documents;

            (ii) in breach or violation of any term or provision of, or in default under any agreement, instrument, licence, permit or authority to which it is a party or by which it is bound and which is material to it; or

            (iii) in violation or contravention of any provision of any law or regulation or any judicial or administrative award, judgment or decree applicable and known to it (after due inquiry),

            except to the extent that such breach, violation or contravention would not have a Material Adverse Effect on it or could not reasonably be expected to prevent or hinder the consummation of the transactions contemplated by this Agreement or the First Arrangement;

      (r) Infowave has conducted and is conducting its business in compliance in all material respects with all Applicable Laws in each jurisdiction in which it carries on business and, to its knowledge, holds all licences, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business and where the failure to so conduct business or be in such compliance would have a Material Adverse Effect on it which are necessary or desirable to carry on its business, as now conducted, and, to its knowledge, none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any Material Adverse Effect;

      (s) other than in connection with the transactions contemplated by this Agreement and as disclosed to the Investor prior to the execution of this Agreement, there are no contracts or arrangements to which Infowave is a party with any director, officer, employee or any other person not dealing at arm's length with Infowave, or any associate or affiliate of any such director, officer, employee or any other person not dealing at arm's length with Infowave, nor is there any indebtedness owing by Infowave to any such parties or by any such parties to Infowave, other than employment agreements (existing or proposed);

      (t) Infowave is not a party to or bound by any agreement, guarantee, indemnification, or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person, firm or corporation other than indemnity agreements with each director and officer of Infowave and to Infowave's financial advisors;

      (u) the information that will be set forth in the Information Circular (other than the Follow-on Real Estate Information, regarding which Infowave makes no representation or warranty) will be true, complete and accurate in all material respects and will not contain any misrepresentation;

      (v) the board of directors of Infowave has endorsed the entering into of this Agreement and has approved the First Arrangement and has determined that the First Arrangement is fair to the Infowave Securityholders and in the best interests of Infowave and the Infowave Securityholders and has recommended that the Infowave Securityholders vote in favour of the First Arrangement;

      (w) Infowave has not waived the applicability of any "standstill" or other provision of any confidentiality agreements entered into by Infowave;

      (x) Infowave has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except Canaccord Capital Corporation has been retained as financial advisor to Infowave's board of directors to provide a fairness opinion in connection with the transactions contemplated hereby and the fees payable to Canaccord Capital Corporation have been disclosed to Investor;

      (y) the policies of insurance in force at the date hereof naming Infowave as an insured and as disclosed to Investor prior to the date hereof adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Infowave which would be customary in the business carried on by Infowave and, to the knowledge of Infowave, all such policies of insurance remain in force and effect and will not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement or the First Arrangement; and

      (z) Infowave is not a party to, and prior to the Effective Date, Infowave will not implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Infowave Common Shares or other securities of Infowave or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the completion of the First Arrangement.

For greater certainty, the parties acknowledge and agree that neither Newco nor Infowave is providing any representations or warranties with respect to the nature or extent of Infowave's tax pools or losses.

5.3 ADDITIONAL REPRESENTATIONS AND WARRANTIES OF INVESTOR

            Investor represents and warrants to and in favour of Infowave and Newco as follows and acknowledges that Infowave and Newco are relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

      (a) it has been duly formed and is validly existing under the laws of British Columbia;

      (b) the execution and delivery of this Agreement and the completion of the transactions contemplated herein have been duly approved by the board of directors of Investor and this Agreement has been duly executed by Investor and constitutes a legal, valid and binding obligation enforceable against Investor in accordance with its terms, subject to enforceability being limited by applicable bankruptcy, insolvency, reorganization and other laws affecting the enforcement of creditors' rights generally and the discretionary nature of certain remedies (including specific performance and injunctive relief) and subject to the effectiveness of indemnities and clauses exculpating a party or persons from a liability or a duty otherwise owed which may be limited by law; and

      (c) the Follow-on Real Estate Information will be true, complete and accurate in all material respects and will not contain any misrepresentation.

5.4 ADDITIONAL REPRESENTATIONS AND WARRANTIES OF NEWCO

            Newco represents and warrants to and in favour of Infowave and Investor as follows and acknowledges that Infowave and Investor are relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

      (a) it has been duly incorporated and organized and its validly existing under the laws of Canada; and

      (b) the execution and delivery of this Agreement and the completion of the transactions contemplated herein have been duly approved by the board of directors of Newco and this Agreement has been duly executed by Newco and constitutes a legal, valid and binding obligation enforceable against Newco in accordance with its terms, subject to enforceability being limited by applicable bankruptcy, insolvency, reorganization and other laws affecting the enforcement of creditors' rights generally and the discretionary nature of certain remedies (including specific performance and injunctive relief) and subject to the effectiveness of indemnities and clauses exculpating a party or persons from a liability or a duty otherwise owed which may be limited by law.

5.5 ADDITIONAL REPRESENTATIONS AND WARRANTIES OF INFOWAVE

            Infowave represents and warrants to and in favour of Newco and Investor, and acknowledges that Newco and Investor are relying upon such representations and warranties in connection with the matters contemplated by this Agreement, that the representations and warranties in Sections 5.2(a) and 5.2(p) are true and correct.

                                    ARTICLE 6
                              CONDITIONS PRECEDENT

6.1 MUTUAL CONDITIONS PRECEDENT

            The respective obligations of the parties hereto to consummate the transactions contemplated hereby are subject to the satisfaction, on or before the Effective Date or such other time as is specified below, of the following conditions:

      (a) all requisite orders, approvals and authorizations, including, without limitation, regulatory and judicial approvals and orders, required or necessary for the completion of the First Arrangement, will have been completed or obtained on terms and conditions satisfactory to each of Investor, Newco and Infowave, acting reasonably, and all applicable statutory or regulatory waiting periods to the transactions contemplated under the First Arrangement, will have expired or been terminated, and no objection or opposition will have been filed, initiated or made by any regulatory authority during any applicable statutory or regulatory period;

      (b) the TSX will have accepted notice of the First Arrangement and the transactions contemplated thereby and will have approved the issue of the Newco Common Shares to be issued pursuant to the First Arrangement and the listing of the Newco Common Shares, subject only to the filing of required documents;

      (c) the First Arrangement will have become effective on or before February 15, 2005;

      (d) there will be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

            (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the First Arrangement or any other transactions contemplated herein;

            (ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; or

            (iii) has had or would reasonably be expected to result in, a
                  Material Adverse Effect on Infowave, Newco or Investor or would have a Material Adverse Effect on the ability of Infowave and Newco to complete the First Arrangement;

      (e) the Asset Purchase Agreement will have been executed by Newco and ScotiaCo and the transactions contemplated thereby will have been consummated after the First Arrangement becomes effective, and prior to the Closing; and

      (f) the Arrangement Agreement will have been executed by Newco, ScotiaCo, Newsub and Investor.

The foregoing conditions are for the mutual benefit of Infowave, Newco and Investor and may be asserted by Infowave, Newco and Investor regardless of the circumstances and may be waived by Infowave, Newco and Investor in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Infowave, Newco or Investor may have. For greater certainty, each of Infowave, Newco and Investor acknowledge and agree that it is not a condition of the respective obligations of the parties hereto to consummate the transactions contemplated by this Agreement that the Infowave Securityholders approve any matter proposed at the Infowave Securityholders' meeting by or on behalf of Investor.

6.2 CONDITIONS TO OBLIGATIONS OF INFOWAVE

            The obligations of Infowave to consummate the transactions contemplated hereby are subject to the satisfaction, on or before the Effective Date or such other time as is specified below, of the following conditions:

      (a) each of the acts and undertakings of each of Investor to be performed on or before the Effective Date pursuant to the terms of this Agreement will have been duly performed by Investor;

      (b) no material action or proceeding will be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency to enjoin or prohibit the First Arrangement, the Asset Purchase or the Investment from being completed, or result in a judgment in material damages relating to the transaction as contemplated herein;

      (c) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Investor contained in Articles 5.1 and 5.3 will be true and correct in all respects on the Effective Date with the same force and effect as though such representations and warranties had been made at and as of such time (except to the extent that such representations and warranties speak as of a particular date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on Investor, and Investor will have complied in all material respects with its covenants in this Agreement and Infowave will have received certificates to that effect, dated the Effective Date, from a senior officer of Investor, acting solely on behalf of the company in question and not in his personal capacity, to the best of his information and belief having made reasonable inquiry, and Infowave will have no actual knowledge to the contrary; and

      (d) Investor will have furnished Infowave with an opinion of counsel to Investor, in form and substance satisfactory to Infowave and its counsel acting reasonably, dated the Effective Date and addressed to Infowave to the effect that:

            (i) Investor has been duly incorporated and organized and is validly existing under the laws of the jurisdiction of its incorporation and has the corporate power and authority to own or lease its property and assets and to carry on any business now conducted by it and is duly qualified to carry on business and in good standing in each jurisdiction in which the nature of its business or the property or assets owned or leased by it makes such qualification necessary except where the failure to be so registered or in good standing would not have a Material Adverse Effect on it;

            (ii) Investor has the corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform their obligations hereunder;

            (iii) this Agreement has been duly executed by Investor and constitutes a legal, valid and binding obligation enforceable against it in accordance with its terms, subject to enforceability being limited by applicable bankruptcy, insolvency, reorganization and other laws affecting the enforcement of creditors' rights generally and the discretionary nature of certain remedies (including specific performance and injunctive relief) and subject to the effectiveness of indemnities and clauses exculpating a party or persons from a liability or a duty otherwise owed which may be limited by law;

            (iv) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby and the fulfillment and compliance with the terms and provisions hereof and thereof do not and will not result in the breach of, or violate any term or provision of its articles, by-laws and other governing documents, except to the extent that such breach, violation or contravention would not have a Material Adverse Effect on it or could not reasonably be expected to prevent or hinder the consummation of the transactions contemplated by this Agreement; and

            (v) such other matters as Infowave and Newco and its counsel may reasonably request.

            The conditions in this Section 6.2 are for the exclusive benefit of Infowave and may be asserted by Infowave regardless of the circumstances or may be waived by Infowave in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Infowave may have.

6.3 CONDITIONS TO OBLIGATIONS OF INVESTOR

            The obligations of Investor to consummate the transactions contemplated hereby are subject to the satisfaction, on or before the Effective Date or such other time as is specified below, of the following conditions:

      (a) each of the acts and undertakings of each of Infowave and Newco to be performed on or before the Effective Date pursuant to the terms of this Agreement will have been duly performed by each of Infowave and Newco;

      (b)   Infowave and Newco will have furnished Investor with:

            (i) certified copies of the resolutions duly passed by the boards of directors of Infowave and Newco approving this Agreement and the consummation of the transactions contemplated hereby and directing the submission of the First Arrangement for approval at the Infowave Securityholders' Meeting and recommending that Infowave Securityholders vote in favour of the First Arrangement; and

            (ii) certified copies of the special resolution of Infowave Securityholders, duly passed at the Infowave Securityholders' Meeting, approving the First Arrangement in accordance with the Interim Order;

      (c) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Newco contained in Sections 5.1, 5.2 and 5.4 and of Infowave in Section 5.5 will be true in all respects on the Effective Date with the same force and effect as though such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of a particular date and except to the extent of the issuance of Infowave Common Shares on the exercise of Infowave Options or Infowave Warrants or the conversion of the Visto Notes, as applicable) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on Infowave, and each of Infowave and Newco will have complied in all material respects with its covenants in this Agreement and Investor will have received certificates to that effect, dated the Effective Date, from a senior officer of Infowave and from a senior officer of Newco, respectively, acting solely on behalf of the company in question and not in his personal capacity, to the best of his information and belief having made reasonable inquiry and Investor will have no actual knowledge to the contrary;

      (d) there will not have occurred any Material Adverse Change in the business, operations or capital in respect of Infowave;

      (e) no material action or proceeding will be pending or threatened by any person or Authorized Authority: (i) to enjoin or prohibit the First Arrangement, the Asset

            Purchase, the Investment or the transactions provided for in the Arrangement Agreement from being completed; or (ii) which, if determined adverse to Infowave, could result in a judgment in a material amount;

      (f) the board of directors of Infowave will have approved this Agreement, the First Arrangement, the Asset Purchase and the Investment and will have recommended that Infowave Securityholders vote in favour of the First Arrangement and will not have varied, altered or rescinded such recommendation;

      (g) there will not have occurred any actual change or proposal by the Minister of Finance of Canada to amend the Income Tax Act (Canada) (including any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the judgment of Investor, acting reasonably, directly or indirectly, has or may have a Material Adverse Effect with respect to Infowave, or entities in which Infowave has a material interest, with respect to the regulatory regime applicable to their respective businesses and operations or with respect to consummating the First Plan of Arrangement; and

      (h) Infowave and Newco will have provided Investor with opinions of each of Infowave's and Newco's counsel (as applicable) in form and substance satisfactory to Investor and its counsel, acting reasonably dated the Effective Date and addressed to Investor to the effect that:

            (i) each of Infowave and Newco has been duly continued or incorporated, as the case may be, and organized and is validly existing under the laws of the jurisdiction of its incorporation and has the corporate power and authority to own or lease its property and assets and to carry on any business now conducted by it and is duly qualified to carry on business and in good standing in each jurisdiction in which the nature of its business or the property or assets owned or leased by it makes such qualification necessary except where the failure to be so registered or in good standing would not have a Material Adverse Effect on it;

            (ii) Infowave and Newco have the corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform their obligations hereunder;

            (iii) this Agreement has been duly executed by Infowave and Newco and constitutes a legal, valid and binding obligation enforceable against them in accordance with its terms, subject to enforceability being limited by applicable bankruptcy, insolvency, reorganization and other laws affecting the enforcement of creditors' rights generally and the discretionary nature of certain remedies (including specific performance and injunctive relief) and subject to the effectiveness of indemnities and clauses exculpating a party or persons from a liability or a duty otherwise owed which may be limited by law;

            (iv) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby and by the First Arrangement and the fulfillment and compliance with the terms and provisions hereof and thereof do not and will not result in the breach of, or violate any term or provision of its articles, by-laws and other governing documents, except to the extent that such breach, violation or contravention would not have a Material Adverse Effect on it or could not reasonably be expected to prevent or hinder the consummation of the transactions contemplated by this Agreement or the First Arrangement; and

            (v) such other matters as Investor and its counsel may reasonably request.

            The conditions described in this Section 6.3 are for the exclusive benefit of Investor and may be asserted by Investor regardless of the circumstances or may be waived by Investor in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Investor may have.

6.4 NOTICE AND CURE PROVISIONS AND EFFECT OF FAILURE TO COMPLY WITH CONDITIONS

      (a) Each of Infowave, Newco and Investor will give prompt notice to the others of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any party hereunder, provided, however, that no such notification will affect the representations or warranties of the parties or the conditions to the obligations of the parties hereunder.

      (b) If any of the conditions precedents set forth in Sections 6.1, 6.2 or 6.3 hereof will not be complied with or waived by the party for whose benefit such conditions are provided on or before the date required for the performance thereof, then the party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement provided that prior to the filing of the First Articles of Arrangement for the purpose of giving effect to the First Arrangement, the party intending to rely thereon has delivered a written notice to the other party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by a party.

6.5 SATISFACTION OF CONDITIONS

            The conditions set out in this Article 6 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the parties, First Articles of Arrangement are filed under the Act to give effect to the First Arrangement.

                                    ARTICLE 7
                                     NOTICES

7.1 NOTICES

            All notices which may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by facsimile and in the case of:

      (a)   Investor, addressed to:

            0698500 B.C. Ltd.
            900 - 1095 West Pender Street
            Vancouver, BC  V6E 2M6

            Attention: Cliff McCracken
            Facsimile: (604) 895-8224

      with a copy to:

            Farris Vaughan Wills & Murphy
            2500 - 700 W. Georgia Street
            Pacific Centre
            Vancouver, BC  V7Y 1B3

            Attention:Mitchell Gropper
            Facsimile:(604) 661-9349

      (b)   Infowave or Newco, addressed to:

            Infowave Software, Inc.
            Suite 200 - 4664 Lougheed Hwy.
            Burnaby, BC  V5C 6B7

            Attention:George Reznik
            Facsimile:(604) 473-3645

      with a copy to:

            Blake, Cassels & Graydon LLP
            Suite 2600 - 595 Burrard Street
            Vancouver, BC  V7X 1L3

            Attention:Andrew J. McLeod
            Facsimile:(604) 631-3309
or such other address as the parties may, from time to time, advise to the other parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such facsimile is received.

                                    ARTICLE 8
              AMENDMENT AND TERMINATION OF AGREEMENT AND BREAK FEE

8.1 AMENDMENT

            This Agreement may at any time and from time to time before or after the holding of the Infowave Securityholders' Meeting be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders and any such amendment may, without limitation:

      (a) change the time for performance of any of the obligations or acts of the parties hereto;

      (b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

      (c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties hereto; or

      (d) waive compliance with or modify any other conditions precedent contained herein,

provided that no such amendment decreases consideration to be received by Infowave Securityholders pursuant to the First Arrangement without approval by the Infowave Securityholders given in the same manner as required for the approval of the First Arrangement or as may be ordered by the Court.

8.2 TERMINATION

            This Agreement may, prior to the filing of the First Articles of Arrangement, be terminated:

      (a) by mutual agreement of Investor, Newco and Infowave without further action on the part of the shareholders of Infowave or Newco;

      (b) by Infowave in order to immediately enter into a Proposal Agreement provided Infowave has paid the Break Fee pursuant to Section 8.3 and has complied with the provisions of Section 4.2;

      (c) by Investor upon notice to Infowave and Newco upon payment of the Break Fee in accordance with Section 8.3, provided that the Break Fee is not payable by Investor if Investor terminates this Agreement if:

            (i) the Interim Order has been refused or has not been granted by December 31, 2004 or, if issued, has been set aside or modified in a manner unacceptable to Investor or Infowave, acting reasonably, on appeal or otherwise;

            (ii) the First Arrangement is not approved by the Infowave Securityholders in accordance with the terms of the Interim Order and all applicable corporate and securities laws requirements on or before January 31, 2005;

            (iii) the Final Order has not been granted in form and substance satisfactory to Investor or Infowave, acting reasonably, on or before February 15, 2005 or, if issued, has been set aside or modified in a manner unacceptable to Investor or Infowave, acting reasonably, on appeal or otherwise;

            (iv) the First Arrangement has not become effective on or before February 15, 2005;

            (v) the board of directors of Infowave changes, withdraws or modifies its recommendation to Infowave Securityholders to vote in favour of the First Arrangement;

            (vi) upon any other circumstances hereunder that give rise to a right of termination of this Agreement by Investor, including those set forth in Sections 6.1 and 6.3 hereof; or

            (vii) the transactions contemplated by this Agreement will not be able to be completed as a result of any act, event or circumstance beyond its reasonable control (other than the inability to pay money).

      (d) by Infowave upon notice to Investor and Newco and without payment of the Break Fee in accordance with Section 8.3 if:

            (i) the Interim Order has been refused or has been granted in form or substance not satisfactory to Infowave, acting reasonably, or has not been granted by December 31, 2004 or, if issued, has been set aside or modified in a manner unacceptable to Infowave, acting reasonably, on appeal or otherwise;

            (ii) the First Arrangement is not approved by the Infowave Securityholders in accordance with the terms of the Interim Order and all applicable corporate and securities laws requirements on or before January 31, 2005;

            (iii) the Final Order has not been granted in form and substance satisfactory to Infowave, acting reasonably, on or before February 15, 2005 or, if issued, has been set aside or modified in a manner unacceptable to Infowave, acting reasonably, on appeal or otherwise;

            (iv) the First Arrangement has not become effective on or before February 15, 2005;

            (v) upon any other circumstances hereunder that give rise to a termination of this Agreement by Infowave, including those set forth in Sections 6.1 and 6.2 hereof; or

            (vi) the transactions contemplated by this Agreement will not be able to be completed as a result of any act, event or circumstance beyond its reasonable control (other than the inability to pay money).

            The exercise by any party of any right of termination hereunder will be without prejudice to any other remedy available to such party.

            If this Agreement is validly terminated pursuant to any provision of this Agreement, the parties will return all materials and copies of all materials delivered to Infowave or Investor, as the case may be, or their agents. Except for the obligations set forth in Section 9.4 hereof, which will survive any termination of this Agreement and continue in full force and effect, no party will have any further obligations to any other party hereunder with respect to this Agreement upon such termination. Nothing contained in this
Section 8.2 will relieve any party from any liability for any breach of any provision of this Agreement.

8.3 BREAK FEE

      (a) If Investor terminates this Agreement other than pursuant to Section 8.2(a) or other than for any reason as described in subsections (i) to (vii) of Section 8.2(c) then it will be obligated to pay to Infowave a break fee in the amount of $1,000,000 (which amount includes the amount of $250,000 credited to the Break Fee pursuant to Section 2.5), provided that the amount of such break fee will be $500,000 (which amount includes the amount of $250,000 credited to the Break Fee pursuant to Section 2.5), if the holders of Infowave Common Shares at the Infowave Securityholders' Meeting have not approved the Follow-on Real Estate Transaction by a simple majority immediately upon such termination of this Agreement.

      (b)   If:

            (i)   Infowave terminates this Agreement other than pursuant to
                  Section 8.2(a) or other than for any reason as described in
                  Section 8.2(b) or Section 8.2(d); and

                  (A) a transaction contemplated by an Acquisition Proposal has been completed or publicly announced prior to the Infowave Securityholders Meeting and the transaction contemplated by such Acquisition Proposal is ultimately completed by November 9, 2005; or

                  (B) a transaction substantially similar to that contemplated by this Agreement is completed by November 9, 2005,

                  then Infowave will be obligated to pay to Investor a break fee in the amount of $1,000,000 immediately upon such termination of this Agreement (or upon completion of such transaction, as the case may be); or

            (ii) the First Arrangement is not approved by the Infowave Securityholders at the Infowave Securityholders' Meeting, Infowave terminates this Agreement and a Financing has been completed or publicly announced prior to the Infowave Securityholders' Meeting and is ultimately completed by November 9, 2005, then Infowave will be obligated to pay to Investor a break fee in the amount of $250,000 plus up to $150,000 of the amount of the outlays and expenses incurred by Investor in connection with the transaction contemplated by this Agreement immediately upon such termination of this Agreement (or upon completion of such Financing, as the case may be).

            The amount payable by either Investor or Infowave pursuant to this
Section 8.3 shall be the "BREAK FEE".

                                    ARTICLE 9
                                     GENERAL

9.1 BINDING EFFECT

            This Agreement will be binding upon and ensure to the benefit of the parties hereto.

9.2 ASSIGNMENT

            No party to this Agreement may assign any of its rights or obligations under this Agreement, other than an assignment by Investor to Concord Pacific Group Inc. or another person controlled by Concord Pacific Group Inc., without prior written consent of the other parties.

9.3 DISCLOSURE

            Upon execution of this Agreement, the parties hereto will issue a joint press release which announces that the parties hereto have entered into this Agreement providing for the Investment and the implementation of the First Arrangement. Each of Investor and Infowave will receive the prior consent, not to be unreasonably withheld, of the other party prior to issuing or permitting any director, officer, employee or agent to issue any other press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that party will consult with the other party as to the wording of such disclosure prior to its being made.

9.4 COSTS

            Each party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby. In particular, without limiting the generality of the preceding sentence, and the professional fees and disbursements of each party's counsel (Blake, Cassels & Graydon LLP for Infowave and Newco and Farris Vaughan Wills & Murphy for Investor) will be borne exclusively by the respective party.

9.5 FURTHER ASSURANCES

            Each party hereto will, from time to time and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

9.6 TIME OF ESSENCE

            Time will be of the essence of this Agreement.

9.7 ENTIRE AGREEMENT

            This Agreement supersedes all previous agreements and states the entire agreement between the Parties concerning the matters set forth herein. This Agreement may be amended only by written instrument signed by the parties hereto.

9.8 GOVERNING LAW

            This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia and the parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of British Columbia.

9.9 COUNTERPARTS

            This Agreement may be executed in counterparts, each of which will be deemed an original, and all of which together constitute one and the same instrument.

            IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

                                               INFOWAVE SOFTWARE, INC.

                                               Per: "Jerry Meerkatz"
                                                    ----------------------------

                                               6311059 CANADA INC.

                                               Per: "George Reznik"
                                                    ----------------------------

                                               0698500 B.C. LTD.

                                               Per: "Cliff McCracken"
                                                    ----------------------------

                     Exhibit A to that Investment Agreement
                       made the 18th day of November, 2004
   between Infowave Software, Inc., 6311059 Canada Inc. and 0698500 B.C. Ltd.

                               PLAN OF ARRANGEMENT

                                MADE PURSUANT TO

               SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT

                                   ARTICLE 1
                                   DEFINITIONS

1.1  In this Plan, unless the context otherwise requires:

(a) "ACT" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as from time to time amended or re-enacted, including all regulations promulgated thereunder;

(b)  "ARRANGEMENT" means the arrangement contemplated by this Plan pursuant to
     Section 192 of the Act;

(c) "ARTICLES" means the Articles of Continuance of Infowave as the same have been amended, restated or changed;

(d) "ARTICLES OF ARRANGEMENT" means the articles of arrangement in respect of the Arrangement required under subsection 193(6) of the Act to be filed with the Director after the Final Order has been made to give effect to the Arrangement;

(e) "BUSINESS DAY" means a day, other than a Saturday, Sunday or other day, when banks in the City of Vancouver, British Columbia are not generally open for business;

(f)  "COURT" means the British Columbia Supreme Court;

(g) "DEPOSITARY" means Computershare Trust Company of Canada, or such other trust company as may be designated by Infowave;

(h)  "DIRECTOR" means the Director duly appointed under the Act;

(i) "EFFECTIVE DATE" means the date on which Articles of Arrangement are filed with the Registrar;

(j)  "EFFECTIVE TIME" means 12:01 a.m. (Vancouver time) on the Effective Date;

(k) "FINAL ORDER" means the final order of the Court approving the Arrangement pursuant to paragraph 192(4) of the Act, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(l) "INFORMATION CIRCULAR" means the management proxy circular of Infowave relating to the Infowave Securityholders' Meeting to be forwarded by Infowave to the Infowave

     Securityholders in connection with the transactions contemplated in this First Plan of Arrangement;

(m) "INFOWAVE" means Infowave Software, Inc., a corporation continued under the Act;

(n) "INFOWAVE COMMON SHARES" means common shares in the capital of Infowave prior to the completion of the Arrangement as constituted on the date hereof;

(o) "INFOWAVE OPTIONS" means stock options issued to present or former directors, senior officers, employees and consultants of Infowave permitting the holders thereof to purchase an aggregate of up to 21,542,199 Infowave Common Shares;

(p) "INFOWAVE SECURITIES" means the Infowave Common Shares, the Infowave Options, the Infowave Warrants and the Visto Notes;

(q) "INFOWAVE SECURITYHOLDERS' MEETING" means the meeting of the Infowave Securityholders to be called to consider and, if thought fit, authorize, approve and adopt the Arrangement in accordance with the Interim Order and any adjournments thereof;

(r) "INFOWAVE WARRANTS" means 55,579,436 common share purchase warrants of Infowave, each of which entitles the holder to acquire, subject to adjustment, one Infowave Common Share, exercisable at prices of between $0.215 and $0.90 per share;

(s) "INTERIM ORDER" means an interim order of the Court concerning the Arrangement under subsection 192(4) of the Act, containing declarations and directions with respect to the Arrangement and the holding of the Infowave Securityholders' Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(t) "LETTER OF TRANSMITTAL" means the letter of transmittal to be sent to the Shareholders and the Warrantholders for receiving Newco First Shares or Newco Warrants in exchange for their Infowave Common Shares or Infowave Warrants, as applicable;

(u) "NEWCO" means 6311059 Canada Inc., incorporated under the Act on November 16, 2004;

(v)  "NEWCO COMMON SHARES" means common shares in the capital of Newco;

(w) "NEWCO FIRST SHARES" means the Newco Common Shares to be issued to the Shareholders in exchange for the Infowave Common Shares held by them;

(x) "NEWCO OPTIONS" means stock options to be issued to Optionholders in exchange for the Infowave Options held by them pursuant to the Newco Stock Option Plan, all of which will (i) have an exercise price equal to the existing exercise price of the Infowave Options being replaced, (ii) have vesting provisions equal to the vesting provisions of the Infowave Options being replaced, and (iii) have a term equal to the term remaining on the Infowave Options being replaced;

(y) "NEWCO STOCK OPTION PLAN" means the stock option plan of Newco under which the Newco Options will be issued, which will be identical to the stock option plan of Infowave;

(z) "NEWCO WARRANTS" means warrants to be issued to Warrantholders in exchange for the Infowave Warrants held by them, all of which shall (i) have an exercise price equal to the existing exercise price of the Infowave Warrants being replaced and (ii) have a term equal to the term remaining on the Infowave Warrants being replaced;

(aa) "OPTIONHOLDERS" means the holders of Infowave Options;

(bb) "PLAN" means this plan of arrangement as amended or supplemented from time to time, and "hereby", "hereof', "herein", "hereunder", "herewith" and similar terms refer to this Plan and not to any particular provision of this Plan;

(cc) "SECURITYHOLDERS" means the Shareholders, Optionholders, Warrantholders and holders of the Visto Notes;

(dd) "SHAREHOLDERS" means the holders of Infowave Common Shares;

(ee) "TSX" means the Toronto Stock Exchange;

(ff) "VISTO NOTES" means the convertible promissory notes that Infowave issued to Visto Corporation on August 31, 2004; and

(gg) "WARRANTHOLDERS" means the holders of Infowave Warrants.

1.2 The headings contained in this Plan are for reference purposes only and will not affect in any way the meaning or interpretation of this Plan.

1.3 Unless the contrary intention appears, references in this Plan to an article, section, paragraph, subparagraph or schedule by number or letter or both refer to the article, section, paragraph, subparagraph or schedule bearing that designation in this Plan.

1.4 In this Plan, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender will include all genders; and "person" includes any individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association.

1.5 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action will be required to be taken on the next succeeding day which is a business day in such place.

1.6 References in this Plan to any statute or sections thereof will include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.7 Unless otherwise stated, all references in this Plan to sums of money are expressed in lawful money of Canada.

                                   ARTICLE 2
                         PURPOSE AND EFFECT OF THE PLAN

2.1 The following is only intended to be a general statement of the purpose of the Plan and is qualified in its entirety by the specific provisions of the Plan.

          The purpose of the Plan is to carry out a reorganization of the outstanding securities of Infowave that will result in (a) the Shareholders exchanging each of their outstanding Infowave Common Shares for one Newco Share; (b) the Optionholders and Warrantholders, as at the Effective Date, receiving, in cancellation of each of their Infowave Options and Infowave Warrants, one Newco Option or one Newco Warrant, respectively; (c) the assumption by Newco of the obligation to pay the Visto Notes; and (d) the holders of the Visto Notes receiving, in exchange for the conversion rights attached to the Visto Notes, rights to convert the Visto Notes into an equal number of Newco Common Shares.

2.2 At the Effective Time, the Plan will be binding upon Infowave, Newco and the Infowave Securityholders.

2.3 Articles of Arrangement will be filed with the Director with the purpose and intent that none of the provisions of the Plan will become effective unless all of the provisions of the Plan will have become effective.

2.4 The Plan will be binding upon Infowave, Newco and the Infowave Securityholders upon filing of the Articles of Arrangement with the Registrar.

                                   ARTICLE 3
                                   ARRANGEMENT

3.1 At the Effective Time, each of the events set out below will occur and be deemed to occur in the sequence set out without further act or formality:

(a) Newco will acquire all outstanding Infowave Common Shares from the Shareholders and will deliver in exchange for each Infowave Common Share held by such Shareholders one Newco First Share, in each case free of any claims;

(b) each Infowave Option held by an Optionholder will be exchanged for Newco Options and the Infowave Options shall be cancelled and terminated and cease to represent any right or claim whatsoever;

(c) each Infowave Warrant held by a Warrantholder will be exchanged for Newco Warrants and the Infowave Warrants shall be cancelled and terminated and cease to represent any right or claim whatsoever;

(d) the obligation to pay the Visto Notes will be assumed by Newco in consideration of the agreement by Infowave to pay to Newco the amount of the Visto Notes;

(e) the right to convert the Visto Notes into Infowave Common Shares will be exchanged for the right to convert the Visto Notes into an equal number of Newco Common Shares;

(f) the auditors and directors of Infowave will be appointed auditors and directors of Newco until the next Annual General Meeting of the shareholders of Newco;

(g) Infowave will surrender to Newco for cancellation the initial Newco Common Share that was issued to Infowave upon incorporation of Newco;

(h)  Infowave will change its name to "4175719 Canada Inc.";

(i)  Newco will change its name to "Infowave Software, Inc."; and

(j) following completion of the Arrangement, Newco will seek "reporting issuer" status in each jurisdiction in which Infowave is currently a reporting issuer.

                                   ARTICLE 4
                      OUTSTANDING CERTIFICATES AND PAYMENTS

4.1 Subject to Article 6, from and after the Effective Time, each Infowave Common Share which was outstanding immediately prior to the Effective Time will represent the right of the Holder to receive certificates representing Newco First Shares in accordance with the terms of this Plan and any dividends and distributions accruing to the holder of such shares, upon the Holder depositing with the Depositary the certificates representing the Infowave Common Shares duly endorsed for transfer and accompanied by such other documents as such Depositary may reasonably require.

4.2 As soon as practicable following the Effective Time, Infowave will cause to be delivered for the benefit of the Holders, certificates representing in the aggregate the Newco First Shares and Newco Warrants to which such Holders are entitled pursuant to Article 3 of this Plan. Infowave will, as soon as practicable following the later of the Effective Date and the date of deposit (by a former Holder of Infowave Common Shares or Infowave Warrants acquired by Infowave under the Arrangement) of a duly completed Letter of Transmittal and the certificates representing such Infowave Common Shares or Infowave Warrants, forward or cause to be forwarded by first class mail (postage prepaid) (or, in the case of postal disruption by such other means as the Depositary may deem prudent) to such former holder at the address specified in the Letter of Transmittal certificates representing the number of Newco First Shares or Newco Warrants, as the case may be, issued to such Holder under the Arrangement.

4.3 All dividends and distributions made with respect to any Newco Common Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued will be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. All monies received by the Depositary will be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary will pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions and any interest thereon to which such holder, is entitled, net of applicable withholding and other taxes.

4.4 Where a certificate formerly representing Infowave Common Shares is not deposited with all other documents as provided in Section 4.2 on or prior to the sixth anniversary date of the Effective Time, it will cease to represent a right or claim of any kind or nature. Thereafter the Newco Common Shares to be exchanged with the former Holder of such certificate will be deemed to be surrendered to Newco together with all dividends, distributions, sale proceeds and interest thereon held for such Holder.

4.5 Where a certificate formerly representing Infowave Warrants is not deposited with all other documents as provided in Section 4.2 on or prior to the expiry date of such Infowave Warrants, it will cease to represent a right or claim of any kind or nature. Thereafter, the Newco Warrants to be exchanged with the former Holder of such certificate will be deemed to be surrendered to Newco together with all dividends, distributions, sale proceeds and interest thereon held for such Holder.

4.6 From and after the Effective Time, each certificate representing Infowave Options which was outstanding immediately prior to the Effective Time will represent only the right of the holder thereof to receive certificates representing Newco Options in accordance with the terms of this Plan and each right of conversion attaching to a Visto Note which was outstanding immediately prior to the Effective Time will represent only the right of the holder thereof to convert such Visto Notes into Newco Common Shares. Infowave will, as soon as practicable following the Effective Time, forward or cause to be forwarded by first class mail (postage prepaid) to each such Holder at the address for such Holder on the records of Infowave, certificates respecting the number of Newco Options issuable to such Holder and notice of the right of conversion into Newco Common Shares, as applicable, as determined in accordance with Article 3.

4.7 Infowave will be entitled to deduct and withhold from any consideration otherwise payable to any Holder of Infowave Common Shares, Infowave Options, Infowave Warrants or Visto Notes such amounts as Infowave is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the Holder of the Infowave Common Shares, Infowave Options, Infowave Warrants or Visto Notes in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

4.8 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Infowave Common Shares or Infowave Warrants that were exchanged pursuant to section 4.2 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration will, as a condition precedent to the receipt thereof, give a bond to each of Infowave and its transfer agent, which bond is in form and substance satisfactory to each of Infowave and its transfer agent, or will otherwise indemnify Infowave its respective transfer agent against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

                                   ARTICLE 5
                                   AMENDMENTS

5.1 Infowave reserves the right to amend, modify and/or supplement this First Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is (a) filed with the Court and, if made following the Meeting, approved by the Court and (b) communicated to Holders in the manner required by the Court (if so required).

5.2 Any amendment, modification or supplement to this First Plan of Arrangement may be proposed by Infowave at any time prior to or at the Meeting with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), will become part of this First Plan of Arrangement for all purposes.

5.3 Any amendment, modification or supplement to this Plan which is approved by the Court following the Meeting will be effective only (a) if it is consented to by Infowave, and (b) if required by the Court or applicable law, it is consented to by the Holders.

                     Exhibit B to that Investment Agreement
                       made the 18th day of November, 2004
   between Infowave Software, Inc., 6311059 Canada Inc. and 0698500 B.C. Ltd.

                            ASSET PURCHASE AGREEMENT

                 _____________________________ NOVA SCOTIA LTD.

                                     - AND -

                               6311059 CANADA INC.

                            ASSET PURCHASE AGREEMENT

                                 JANUARY -, 2005

                                TABLE OF CONTENTS

                                                      ARTICLE 1
                                                    INTERPRETATION
1.1   Definitions ...........................................................................................     1
1.2   References and Headings ...............................................................................     4
1.3   Canadian Dollars ......................................................................................     5
1.4   Singular/Plural; Derivatives ..........................................................................     5
1.5   Statutory References ..................................................................................     5
1.6   Conflicts .............................................................................................     5
1.7   Accounting References .................................................................................     5
1.8   Computation of Time Periods ...........................................................................     5
1.9   Schedules .............................................................................................     6

                                                      ARTICLE 2
                                                 SALE AND CONVEYANCE

2.1   Assignment and Transfer of Purchased Assets ...........................................................     6
2.2   GST Election ..........................................................................................     6
2.3   Allocation of Purchase Price ..........................................................................     6

                                                      ARTICLE 3
                                               TRANSFER OF OBLIGATIONS

3.1   Assumption of Obligations .............................................................................     6
3.2   Delivery of Assignment and Novation Agreement and Discharges of Security Interests, and Visto
               Notes ........................................................................................     7

                                                      ARTICLE 4
                                                 ADDITIONAL COVENANTS

4.1   Disclosure Obligations ................................................................................     7
4.2   Registration of Transfer of Intellectual Property Rights ..............................................     8
4.3   Income Tax Returns and Re-Assessments .................................................................     8
4.4   Preservation of Records ...............................................................................     8
4.5   Assignment of Contracts ...............................................................................     8
4.6   Employees .............................................................................................     9
4.7   Sales and Transfer Taxes ..............................................................................    10

                                                      ARTICLE 5
                                            REPRESENTATIONS AND WARRANTIES

5.1   Representations and Warranties of the Vendor ..........................................................    10
5.2   Representations and Warranties of the Purchaser .......................................................    11

                                                      ARTICLE 6
                                            LIABILITY AND INDEMNIFICATION

6.1   Indemnification by the Purchaser ......................................................................    12
6.2   Tax Indemnity .........................................................................................    12
6.3   Limitations to Indemnity ..............................................................................    12
6.4   Assumption of Defence .................................................................................    13

6.5   Right to Retain Separate Counsel ......................................................................    13
6.6   Benefits Held in Trust ................................................................................    13
6.7   Remedies Cumulative ...................................................................................    13

                                                      ARTICLE 7
                                                       NOTICES

7.1   Delivery of Notices ...................................................................................    14
7.2   Notices ...............................................................................................    14

                                                      ARTICLE 8
                                                       GENERAL

8.1   Governing Law .........................................................................................    15
8.2   Counterparts ..........................................................................................    15
8.3   Successors and Assigns ................................................................................    15
8.4   Supercedes Earlier Agreements .........................................................................    15
8.5   Waiver   ..............................................................................................    15
8.6   Time of the Essence ...................................................................................    16
8.7   No Merger .............................................................................................    16
8.8   Invalidity of Provisions ..............................................................................    16
8.9   Amendments ............................................................................................    16
8.10  Further Assurances ....................................................................................    16
8.11  Survival ..............................................................................................    16

                            ASSET PURCHASE AGREEMENT

     THIS ASSET PURCHASE AGREEMENT made as of the o day of January, 2005.

BETWEEN:

          _____________________ NOVA SCOTIA LTD. a corporation formed pursuant to the laws of the Province of Nova Scotia

                                                                (the "VENDOR")

                                     - and -

          6311059 CANADA INC., a corporation incorporated pursuant to the laws of Canada

                                                              (the "PURCHASER")

     WHEREAS the Vendor desires to transfer and assign to the Purchaser and the Purchaser desires to acquire from the Vendor the Purchased Assets on the terms and conditions set forth herein;

     AND WHEREAS the Purchaser desires to assume and thereafter be bound by all of the Obligations on the terms and conditions set forth herein;

     NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties covenant and agree with each other as follows:

                                   ARTICLE 1
                                 INTERPRETATION

1.1  DEFINITIONS

Whenever used in this Agreement, including the recitals and any Schedules hereto, the following words and phrases shall have the following meanings unless the context otherwise requires:

     (a) "AFFILIATE" means, in relation to any Person, any other Person or group of Persons acting in concert, directly or indirectly, that controls, is controlled by or is under common control with the first mentioned Person, and for the purposes of this definition and references in this Agreement to "affiliate", "control" means the possession, directly or indirectly, by such Person or group of Persons acting in concert of the power to direct or cause the direction of the management and policies of the first mentioned Person, whether through the ownership of voting securities or otherwise.

     (b) "AGREEMENT" means this asset purchase agreement and the Schedules hereto and includes any agreement amending this agreement or any agreement or instrument which is supplemental or ancillary thereof.

     (c) "APPLICABLE LAW" means, in relation to any Person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives, published guidelines, standards, codes of practice (regardless of whether such guidelines, standards and codes of practice have been promulgated by statute or regulation) and orders of and the terms of all judgments, orders and decrees issued by any Authorized Authority by which such Person is bound or which has application to the transaction or event in question.

     (d) "ASSIGNMENT AND NOVATION AGREEMENTS" has the meaning ascribed thereto in Section 3.2.

     (e) "AUTHORIZED AUTHORITY" means, in relation to any Person, transaction or event, any: (i) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign; (ii) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government; (iii) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and
          (iv) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event.

     (f)  "BENEFIT PLANS" has the meaning ascribed thereto in Section 4.6.

     (g) "BUSINESS DAY" means a day on which banks are generally open for the transaction of commercial business in Vancouver, British Columbia but does not in any event include a Saturday or a Sunday or a statutory holiday under Applicable Law.

     (h)  "CLAIM" has the meaning ascribed thereto in Section 6.1.

     (i) "CLOSING" means the transfer by the Vendor to the Purchaser of the Purchased Assets, the assumption by the Purchaser of the Obligations and the satisfaction of the Purchase Price and the completion of all matters incidental thereto which are contemplated by this Agreement.

     (j)  "CLOSING DATE" means the date hereof.

     (k) "CONTRACTS" means all agreements, leases and licenses between the Vendor and any Person, and all Obligations contained therein, including the agreements listed in Schedule 1.1(k).

     (l)  "DISCLOSURE DOCUMENTS" has the meaning ascribed thereto in Section
          4.1.

     (m) "EMPLOYEES" means those individuals employed or retained by the Vendor, on a full-time, part-time or temporary basis, including those on disability leave, parental leave or other absence and including directors and officers;

     (n) "GAAP" or "GENERALLY ACCEPTED ACCOUNTING PRINCIPLES" means the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which date such calculation is made or required to be made in accordance with generally accepted accounting principles applied on a basis consistent with preceding periods.

     (o) "GOODWILL" means the goodwill associated with the operation of the business of the Vendor including, but not limited to, the name, earning power, reputation and knowledge which is of a commercial nature to the success of the Vendor's business.

     (p) "GST" means the goods and services tax imposed under Part IX of the Excise Tax Act (Canada).

     (q) "INCLUDING" and "INCLUDES" means "including, without limitation" and "includes, without limitation", respectively.

     (r)  "INDEMNIFIED PARTY" has the meaning ascribed thereto in Section 6.1.

     (s) "INTELLECTUAL PROPERTY RIGHTS" means any statutory or common law rights of the Vendor in any jurisdiction, including the registration or application for registration of such rights, including those listed in Schedule 1.1(gg) provided under:

          (i)   patent law;

          (ii)  copyright law;

          (iii) trade-mark law, including trade names;

          (iv)  design patent or industrial design law; and

          (v) any other statutory provision or common law principle applicable hereto which may provide a right in either: (A) ideas, formulae, algorithms, concepts, inventions or know-how generally, including confidential information or trade secret law; or (B) the expression of such ideas, formulae, algorithms, concepts, inventions or know-how.

     (t) "INVESTMENT AGREEMENT" means the agreement entitled "Investment Agreement" between Infowave Software, Inc. (the predecessor of the Vendor), the Purchaser and Adex Industries Inc. to which this Agreement is Exhibit "B".

     (u) "NEWCO NOTES" means convertible promissory notes of Newco which will have terms identical to the Visto Notes;

     (v)  "NON-ASSIGNABLE RIGHTS" has the meaning ascribed thereto in Section
          4.5.

     (w) "OBLIGATIONS" is used in the most comprehensive sense and includes all covenants, conditions, obligations and liabilities of the Vendor (including those of the Subsidiaries), whatsoever, assumed, created, incurred or otherwise made, whether voluntary or involuntary and however arising, whether due or not due, liquidated or unliquidated, determined or undetermined, absolute or contingent, express or implied on another individual or joint or joint and several with others, on or before the Closing Date or arising after the Closing Date from any circumstance, condition, event or fact existing at the Closing Date, including those contained in or arising as a result of the transfer or assignment of any Contract and including those relating to warranty obligations in respect of any Intellectual Property Right or licenced by Vendor to third parties on or before the Closing Date.

     (x) "PARTIES" means the Vendor and the Purchaser, and "PARTY" means one of them.

     (y) "PERSON" includes an individual, a partnership, a corporation, a trust, a joint venture, an unincorporated organization, a union, a government or any department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual.

     (z) "PURCHASED ASSETS" means all right, title and interest of the Vendor in and to the entirety of the Vendor's assets and undertaking, including the Contracts, Tangibles, the Goodwill, the Intellectual Property Rights, the Technology and the Subsidiaries' Shares.

     (aa) "PURCHASE PRICE" has the meaning ascribed thereto in Section 2.1.

     (bb) "PURCHASER" means 6311059 Canada Inc., a corporation incorporated pursuant to the laws of Canada.

     (cc) "RELEASES AND UNDERTAKINGS TO DISCHARGE SECURITY" has the meaning ascribed thereto in Section 3.2.

     (dd) "SUBSIDIARIES" means, collectively, Infowave USA Inc. and Telispark Inc., each of which is a wholly-owned subsidiary of Infowave.

     (ee) "SUBSIDIARIES' SHARES" means all issued and outstanding securities of the Subsidiaries owned by the Vendor.

     (ff) "TANGIBLES" means all right, title and interest of the Vendor in and to all of the items of tangible, depreciable or personal property of the Vendor, including those listed in Schedule 1.1(ff).

     (gg) "TECHNOLOGY" means all of the Vendor's proprietary technology, including but not limited to that listed in Schedule 1.1(gg), and all Intellectual Property Rights contained therein, whether registered or unregistered.

     (hh) "TIME OF CLOSING" means 10:00 a.m. on the Closing Date (or such other time as the Parties may agree) when the Closing is scheduled to occur.

     (ii) "VALUATOR" means the independent chartered business valuator retained by the Vendor to determine the fair market value of the Purchased Assets.

     (jj) "VENDOR" means ____________ Nova Scotia Ltd., a corporation formed pursuant to the laws of the Province of Nova Scotia, and includes any divisions or subdivisions, whether operating under registered trade names or not, of ____________ Nova Scotia Ltd. and includes its successors and assigns.

     (kk) "VISTO NOTES" means the convertible promissory notes that Infowave issued to Visto Corporation on August 31, 2004.

1.2  REFERENCES AND HEADINGS

The references "hereunder", "herein", "hereby" and "hereof" refer to the provisions of this Agreement and references to Articles, Sections, Subsections and Schedules herein refer to articles, sections, subsections or schedules of this Agreement. Any reference to time shall refer to Vancouver time. The headings of the Articles, Sections, Schedules and any other headings, captions or indices herein are inserted for convenience of reference only and shall not be used in any way in construing or interpreting any provision hereof.

1.3  CANADIAN DOLLARS

All dollar amounts referred to in this Agreement are in Canadian funds, unless otherwise indicated herein. All payments contemplated herein shall be by certified cheque or bank draft issued by a Canadian bank or such other transfer of immediately available funds as may be acceptable to the Parties.

1.4  SINGULAR/PLURAL; DERIVATIVES

Whenever the singular or masculine or neuter is used in this Agreement, it shall be interpreted as meaning the plural or feminine or body politic or corporate, and vice versa, as the context requires. Where a term is defined herein, a capitalized derivative of such term shall have a corresponding meaning unless the context otherwise requires.

1.5  STATUTORY REFERENCES

Any reference to a statute shall include and shall be deemed to be a reference to such statute and to the regulations made pursuant thereto, and all amendments made thereto and in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing the statute so referred to or the regulations made pursuant thereto.

1.6  CONFLICTS

If there is any conflict or inconsistency between a provision of the body of this Agreement and that of any Schedule hereto or any document delivered pursuant to this Agreement, the provision of the body of this Agreement shall prevail.

1.7  ACCOUNTING REFERENCES

Where the character or amount of any asset or liability or item of income or expense is required to be determined or any consolidation or other accounting computation is required to be made for the purposes of this Agreement, the same shall be done in accordance with Generally Accepted Accounting Principles except where the application of such principles is inconsistent with, or limited by, the terms of this Agreement.

1.8  COMPUTATION OF TIME PERIODS

Except as expressly set out in this Agreement, the computation of any period of time referred to in this Agreement shall exclude the first day and include the last day of such period. If the time limited for the performance or completion of any matter under this Agreement expires or falls on a day that is not a Business Day, the time so limited shall extend to the next following Business Day. To the extent that interest is calculated for a period ending on a day that is not a Business Day, the last day of such period, for the purposes of calculating interest, shall extend to the next following Business Day.

1.9  SCHEDULES

The following are the Schedules are attached hereto and made part of this
Agreement:

         Schedule 1.1(t)         -      Material Contracts and Other Obligations
         Schedule 1.1(ff)        -      Tangibles
         Schedule 1.1(gg)        -      Technology
         Schedule 3.2(a)(iii)    -      Release of Funds from Escrow

                                   ARTICLE 2
                               SALE AND CONVEYANCE

2.1  ASSIGNMENT AND TRANSFER OF PURCHASED ASSETS

The Vendor hereby assigns and transfers to the Purchaser and the Purchaser hereby receives from the Vendor, the Vendor's entire right, title and interest in and to the Purchased Assets, "as is and where is" with no representations or warranties by Vendor with respect to merchantability, fitness for a particular purpose or title, as of the Closing Date in consideration for $- (calculated in accordance with the Valuator's determination of the fair market value of the Purchased Assets) (the "PURCHASE PRICE") payable: (a) firstly, by the assumption of all the Obligations, other than the amount owing by the Vendor to the Purchaser as a result of the assumption by the Purchaser of the Visto Notes, (b) secondly, by the credit of the amount owing by the Vendor to the Purchaser as a result of the assumption by the Purchaser of the Visto Notes, and (c) lastly, as to the balance thereof, by way of reduction of the Vendor's paid up capital, with the concomitant reduction in the value of the Purchaser's 100% interest in the share capital of the Vendor.

2.2  GST ELECTION

Concurrently with the execution of this Agreement, the Vendor and the Purchaser shall execute jointly an election under Section 167 of the Excise Tax Act (Canada) to have the sale of the Purchased Assets take place on a GST-free basis under Part IX of the Excise Tax Act (Canada) and the Purchaser shall file such election with its GST return for the reporting period in which the sale of the Purchased Assets takes place.

2.3  ALLOCATION OF PURCHASE PRICE

The Vendor and Purchaser will allocate the Purchase Price among the Purchased Assets according to the fair market value of the Purchased Assets (as determined by the Valuator) and will effect the transfer of the Purchased Assets in a manner that will not result in the creation of any income for tax purposes to the Vendor in respect of the transfer (without regard to any other transactions by the Vendor in the current or any prior taxation year).

                                   ARTICLE 3
                             TRANSFER OF OBLIGATIONS

3.1  ASSUMPTION OF OBLIGATIONS

The Purchaser hereby covenants and agrees with the Vendor to assume, as of the Closing Date, and thereupon and thereafter to be bound by and observe, carry out, perform, fulfil and pay all of the covenants, conditions, obligations and liabilities of the Vendor pursuant to the Obligations, including those contained in the Contracts, to the same extent and with the same force and effect as though the Purchaser had been subject to the Obligations as of the Closing Date in the place and stead of the Vendor.

3.2 DELIVERY OF ASSIGNMENT AND NOVATION AGREEMENT AND DISCHARGES OF SECURITY INTERESTS AND VISTO NOTES

It is a condition of the completion of the transactions contemplated by this Agreement that, by the Closing Date, the Purchaser has:

     (a) entered into assignment and novation agreements (the "ASSIGNMENT AND NOVATION AGREEMENTS"), by which the Purchaser assumes and the Vendor is released from all Obligations with respect to the following: (i) with Tonko Realty Advisors (B.C.) Ltd. ("TONKO") with respect to the lease agreement dated July 1, 2002 between Tonko and the predecessor to the Vendor or has deposited $1,049,233.97 of the Purchase Price into escrow with Blake, Cassels & Graydon LLP, which will be released from escrow to the Purchaser at the end of each month from December 2004 to June 2008, inclusive, upon payment by the Purchaser of the monthly payments under the lease agreement: (ii) with The Toronto-Dominion Bank ("TD BANK") with respect to a demand operating facility agreement dated November 29, 2002 between TD Bank and the predecessor to the Vendor; and (iii) with BDC Sunrise Valley LLC ("BDC") with respect to the guarantee granted by the predecessor to the Vendor to BDC in connection with a commercial office lease agreement between BDC and Telispark, Inc., a wholly-owned subsidiary of the Vendor, or has deposited $160,389.32 of the Purchase Price into escrow with Blake, Cassels & Graydon LLP, which will be released from escrow to the Purchaser at the end of each month from December 2004 to March 2006, inclusive, in the amounts indicated in Schedule 3.2(a)(iii) upon payment by the Purchaser of the monthly payments under the lease agreement;

     (b) obtained releases and undertakings to discharge security (the "RELEASES AND UNDERTAKINGS TO DISCHARGE SECURITY") from: (i) Compaq Cayman Islands Investment Company with respect to a security interest registered on March 6, 2002; and (ii) TD Bank with respect to a security interest registered on June 8, 2001, as amended on March 11, 2002, March 25, 2002 and November 20, 2002; and

     (c) delivered to the Vendor the originals of the Visto Notes and delivered the Newco Notes to the holders of the Visto Notes.

                                   ARTICLE 4
                              ADDITIONAL COVENANTS

4.1  DISCLOSURE OBLIGATIONS

The Vendor consents to disclosure by the Purchaser (and any affiliate thereof or successor thereto) in any offering memorandum, information circular, prospectus, take-over bid circular, press release or other document, the form and content of which are subject to or prescribed by Applicable Law (collectively, "DISCLOSURE DOCUMENTS"), of a description of the assets held, and businesses conducted, by the Vendor before the Closing and such historical financial and operational information for the Vendor in respect of any period prior to Closing as may be required by Applicable Law to be included in any Disclosure Documents. The Vendor shall use reasonable commercial efforts to obtain the co-operation of its auditors or accounting advisors with the Purchaser and/or its agents, including the Purchaser's auditors, in connection with the review and audit of the financial information respecting the Vendor to be contained in any Disclosure Document. The provisions of this
Section 4.1 shall survive Closing for a period of three years; provided that all costs associated with such audits or reviews will be borne by the Purchaser.

4.2  REGISTRATION OF TRANSFER OF INTELLECTUAL PROPERTY RIGHTS

As soon as is reasonably practicable, but in no event beyond 60 Business Days after the Closing Date, the Purchaser, at its own expense, undertakes, to the extent required, to properly file the transfer of the Intellectual Property Rights with the appropriate intellectual property registries in every jurisdiction where registrations or applications for registration of the Intellectual Property Rights exist. The Vendor and the Purchaser agree to take all action and execute all documents necessary, at the Purchaser's expense, to perfect the interests in the Intellectual Property Rights transferred by this Agreement.

4.3  INCOME TAX RETURNS AND RE-ASSESSMENTS

The Purchaser will co-operate with the Vendor, and use its reasonable commercial efforts to obtain the co-operation of its auditors and accounting and tax advisors in the preparation of the income tax returns of the Vendor for the taxation year to end December 31, 2004, and in any assessment or reassessment (including appeals and court proceedings) of the taxable income as reported by the Vendor in its tax returns for any taxation year ending prior to the Closing Date. The provisions of this Section 4.3 will survive the Closing for a period continuing until after the end of the last date for which any assessment or reassessment may be made by Canada Revenue Agency for taxes payable by the Vendor for the taxation year ending December 31, 2004 and for any taxation year ended prior thereto. All costs of the preparation of the income tax returns of the Vendor in respect of all periods ending on or before the Closing Date (including the partial period ending on the Closing Date in respect of the taxation year of the Vendor to end December 31, 2004), including the cost of the Purchaser's auditors and accounting and tax advisors, shall be borne by the Purchaser and all other costs in respect thereof shall be borne by the Vendor.

4.4  PRESERVATION OF RECORDS

The Vendor will transfer all records concerning the business and affairs of the Vendor up to the Closing Date to the Purchaser on the Closing Date, and the Purchaser shall take all reasonable steps to preserve and keep the records of the Vendor delivered to it in connection with the completion of the transactions contemplated by this Agreement for a period of six years from the Closing Date, or for any longer period as may be required by any Authorized Authority, and shall make such records available to the Vendor as may be reasonably required by it in connection with a Claim made by the Purchaser against the Vendor under this Agreement or relating to any inquiries or requirements of any Authorized Authority with jurisdiction over the Vendor. The Vendor acknowledges that the Purchaser shall not be liable to the Vendor in the event of any accidental destruction of such records caused otherwise than by the gross negligence of the Purchaser.

4.5  ASSIGNMENT OF CONTRACTS

Nothing in this Agreement shall be construed as an assignment of, or an attempt to assign to the Purchaser, any Contract which, as a matter of law or by its terms, is either not assignable or not assignable without the approval or consent of the other party thereto or parties thereto without first obtaining such approval or consent (collectively "NON-ASSIGNABLE RIGHTS"). In connection with such Non-Assignable Rights:

     (a) the Purchaser shall apply for and use all reasonable efforts to obtain, on or before the Closing, all consents or approvals contemplated by any Contract in a form satisfactory to the Purchaser acting reasonably; and

     (b)  the Vendor shall at the expense of the Purchaser:

          (i) co-operate with the Purchaser, in any reasonable arrangements designed to provide the benefits of such Non-Assignable Rights to the Purchaser, including holding any such Non-Assignable Rights in trust for the Purchaser or acting as agent for the Purchaser, provided the Vendor incurs no Obligation as a result of it acting as agent for the Purchaser;

          (ii) enforce any rights of the Vendor arising from such Non-Assignable Rights against the issuer thereof or the other party or parties thereto;

          (iii) take all such actions and do, or cause to be done, all such things at the request of the Purchaser as shall reasonably be necessary in order that the value of any Non-Assignable Rights shall be preserved and shall enure to the benefit of the Purchaser; and

          (iv) pay over to the Purchaser, all monies collected by or paid to the Vendor in respect of such Non-Assignable Rights.

4.6  EMPLOYEES

     (a) The Vendor shall terminate the employment of all Employees effective on the Closing Date and the Purchaser shall offer employment, effective on the Closing Date, to all Employees on the Closing Date on terms and conditions of employment including salary, incentive compensation and benefits which are the same as those currently available to the Employees and use its reasonable commercial efforts to obtain a release of the Vendor, in form satisfactory to the Vendor acting reasonably, from each Employee of any and all claims of such Employee against the Vendor for all matters up to the Closing Date.

     (b) The Purchaser shall be responsible for all amounts owing to the Employees in respect of all periods prior to the Closing Date.

     (c) The Purchaser shall be liable for the cost of termination, including any severance or notice payments, of any Employees on or after the Closing Date, and the Purchaser shall indemnify and save harmless the Vendor for any Claims for severance or notice made against the Vendor by any such Employees.

     (d) Effective from the Closing Date, the Purchaser shall establish or otherwise provide employment benefits relating to disability or wage continuance during periods of absence from work (including short-term disability and long-term disability), hospitalization, health, medical or dental treatments or expenses, and life insurance, death or survivor's benefits (in this Section collectively referred to as the ("BENEFIT PLANS") to cover the Employees for service with the Purchaser on and after the Closing Date.

     (e) Each Employee shall cease to actively participate in and accrue benefits under the Benefit Plans on the Closing Date and shall commence participation in the Purchaser's Benefit Plans, subject to and in accordance with the terms thereof.

     (f) The Purchaser shall be responsible, in accordance with the terms of the applicable Benefit Plan, for any and all claims incurred under the Benefit Plans prior to the Closing Date by the Employees (or any eligible spouse, beneficiary or dependent thereof). The Vendor shall have no liability for claims incurred under the Benefit Plans by the Employees (or any eligible spouse, beneficiary or dependent thereof).

4.7  SALES AND TRANSFER TAXES

The Purchaser shall be responsible to pay, and shall pay directly to the appropriate Authorized Authority all sales and transfer taxes, registration charges and transfer fees, other than the goods and services tax and harmonized sales tax imposed under Part IX of the Excise Tax Act (Canada) and any similar value-added or multi-staged tax imposed under any applicable provincial or territorial legislation, payable by it in respect of the purchase and sale of the Purchased Assets under this Agreement.

                                   ARTICLE 5
                         REPRESENTATIONS AND WARRANTIES

5.1  REPRESENTATIONS AND WARRANTIES OF THE VENDOR

The Vendor covenants, represents and warrants to and in favour of the Purchaser now as provided in this Section 5.1:

     (a) STANDING. The Vendor is a corporation duly formed and validly existing under the laws of the Province of Nova Scotia.

     (b) REQUISITE AUTHORITY. The Vendor has the requisite corporate capacity, power and authority to execute this Agreement and the other agreements, documents and instruments required to be delivered hereby and to perform the obligations to which it thereby becomes subject.

     (c) NO CONFLICT. The execution and delivery of this Agreement and the completion of the sale of the Purchased Assets and the transfer of the Obligations in accordance with the terms of this Agreement are not and will not be in violation or breach of, or be in conflict with or require any consent, authorization or approval under:

          (i)  any term or provision of the constating documents of the Vendor;
               or

          (ii) any Applicable Law.

     (d) EXECUTION AND ENFORCEABILITY. The Vendor has taken all necessary corporate actions to authorize the execution, delivery and performance of this Agreement, including the transactions contemplated herein in accordance with the provisions of this Agreement. This Agreement has been duly executed and delivered by the Vendor and this Agreement constitutes, and all other documents executed and delivered on behalf of the Vendor hereunder shall, when executed and delivered constitute, legal, valid and binding obligations of the Vendor enforceable in accordance with their respective terms and conditions, subject to the qualification that such enforceability may be subject to:

          (i) bankruptcy, insolvency, fraudulent preference, reorganization or other laws affecting creditors' rights generally, and

          (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or law).

5.2  REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser covenants, represents and warrants to and in favour of the Vendor now as provided in this Section 5.2:

     (a) STANDING. The Purchaser is a corporation duly organized and validly existing under the laws of Canada.

     (b) REQUISITE AUTHORITY. The Purchaser has the requisite corporate capacity, power and authority to execute this Agreement and the other agreements required to be delivered hereby and to perform the obligations to which it thereby becomes subject.

     (c) NO CONFLICT. The execution and delivery of this Agreement and the completion of the sale and purchase of the Purchased Assets and the transfer of the Obligations in accordance with the terms of this Agreement are not and will not be in violation or breach of, or be in conflict with or require any consent, authorization or approval under:

          (i) any term or provision of the constating documents of the Purchaser; or

          (ii) any Applicable Law.

     (d) EXECUTION AND ENFORCEABILITY. The Purchaser has taken all necessary corporate actions to authorize the execution, delivery and performance of this Agreement, including the transactions contemplated herein in accordance with the provisions of this Agreement. This Agreement has been duly executed and delivered by the Purchaser and this Agreement constitutes, and all other documents executed and delivered on behalf of the Purchaser hereunder shall, when executed and delivered constitute, legal, valid and binding obligations of the Purchaser enforceable in accordance with their respective terms and conditions, subject to the qualification that such enforceability may be subject to:

          (i) bankruptcy, insolvency, fraudulent preference, reorganization or other laws affecting creditors' rights generally, and

          (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or law).

                                   ARTICLE 6
                          LIABILITY AND INDEMNIFICATION

6.1  INDEMNIFICATION BY THE PURCHASER

Except as otherwise provided in this Article 6, the Purchaser hereby covenants and agrees to fully indemnify and save harmless each of the Vendor and its directors, officers, employees and consultants (collectively, the "INDEMNIFIED PARTIES" and individually an "INDEMNIFIED PARTY") from and against all liabilities, losses, costs, expenses, claims and damages (including legal costs) to which any Indemnified Party may be subject or may suffer or incur, whatsoever at law or in equity or under the provisions of any statute or otherwise, in any way caused by or arising directly or indirectly by reason, or in consequence, of or related to (i) the Purchased Assets; (ii) the Obligations; (iii) any incorrectness in or breach of any representation or warranty of the Purchaser contained in this Agreement or the Investment Agreement; and (iv) the business carried out (by the Vendor prior to the Closing Date and by the Purchaser after the Closing Date) utilizing the Purchased Assets (each a "CLAIM"), regardless of the date of occurrence of any such Claim; provided that an Indemnified Party shall not be entitled to claim indemnification for any Claim from the Purchaser in respect of: (a) any Claims arising subsequent to the Closing Date and that relate solely to any circumstance, condition, event or fact occurring subsequent to the Closing Date; and (b) in the event and to the extent that a court of competent jurisdiction, in a final judgement from which no appeal can be made, shall determine that such a Claim resulted from the fraud, fraudulent misrepresentation, negligence or wilful misconduct of the Indemnified Party, if the Purchaser has not engaged in such fraud, fraudulent misrepresentation, negligence or wilful misconduct.

6.2  TAX INDEMNITY

Notwithstanding anything to the contrary contained in this Article 6, in no event shall the Purchaser be required to indemnify or save harmless any Indemnified Party for any liability, loss, cost, expense, claim or any other obligation, arising from, or in respect of any tax or similar levy imposed under any Applicable Law, or for any interest, penalty or expense relating thereto, except that if, as a result of an assessment or reassessment of the Vendor for taxes under Applicable Law in respect of a taxation period ending prior to the Closing date, the vendor is liable to pay taxes in respect of such taxation period, to the extent that the losses, income deductions, tax pools and tax credits, available to the Vendor, as at the Closing Date, are insufficient to reduce such tax liability to nil, the Purchaser shall indemnify the Vendor to such extent for such taxes.

If an amount becomes owing under this Section 6.2, the Vendor shall, at the Purchaser's request, object to such assessment or reassessment, as applicable, to the fullest extent requested by the Purchaser. If the objection results in a reduction in the amount calculated under this Section 6.2, the costs of such objection incurred by the Vendor shall be paid by the Vendor in proportion to the reduction in the amount calculated under this Section 6.2, with the balance to be paid by the Purchaser, and the Purchaser shall be entitled to the return of any reduction of the payment made under this Section 6.2 as a result of such objection. If the objection fails, the costs of the objection shall be paid by the Purchaser.

6.3  LIMITATIONS TO INDEMNITY

Without the written consent of the Purchaser, the Vendor shall not allow or permit any person to:

     (a) waive any time limitation, statutory or otherwise for any taxation period ending prior to the Closing Date; or

     (b) request or knowingly initiate a review, ruling or opinion of any matter or take any other action that may effect the tax position of the Vendor for any taxation period ending prior to the Closing Date.

If the Vendor fails to comply with this Section 6.3, the Purchaser shall be relieved from any obligation to indemnify the Vendor pursuant to the terms of
Section 6.2, with respect to such taxation period.

6.4  ASSUMPTION OF DEFENCE

If any Claim is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this Article 6 shall come to the knowledge of any Indemnified Party, the Indemnified Party concerned shall notify the Purchaser in writing as soon as possible of the nature of such Claim (provided that any failure to so notify shall not affect the Purchaser's liability under this Article 6 except to the extent that such failure prejudices the Purchaser's ability to defend such Claim) and the Purchaser shall, subject as hereinafter provided, be entitled (but not required) at its expense to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no admission of liability or settlement of any such Claim may be made by the Purchaser or the Indemnified Party without, in each case, the prior written consent of all the affected parties thereto, such consent not to be unreasonably withheld.

6.5  RIGHT TO RETAIN SEPARATE COUNSEL

In respect of any such Claim, an Indemnified Party shall have the right to retain separate or additional counsel to act on his or her or its behalf and participate in the defence thereof; provided that, the fees and disbursements of such counsel shall be paid by the Indemnified Party unless: (i) the Purchaser does not assume the defence of such suit on behalf of the Indemnified Party within 10 Business Days of the Purchaser receiving notice of such Claim; (ii) the Purchaser and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added third or impleaded party) include both the Indemnified Party, on the one hand, and the Purchaser, on the other hand, and the Indemnified Party shall have been advised in writing by its counsel that representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Purchaser shall not have the right to assume the defence of such Claim but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party).

6.6  BENEFITS HELD IN TRUST

With respect to any of its related Indemnified Parties who are not parties to this Agreement, the Vendor shall obtain and hold the rights and benefits of this
Article 6 in trust for and on behalf of such Indemnified Parties and the Vendor agrees to accept such trust and to hold the benefit of and enforce performance of such covenants on behalf of such Persons.

6.7  REMEDIES CUMULATIVE

The rights and remedies of the Vendor set forth in this Article 6 are to the fullest extent possible in law cumulative and not alternative and the election by the Vendor to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any of the other of such rights and remedies.

                                    ARTICLE 7
                                     NOTICES

7.1  DELIVERY OF NOTICES

Notwithstanding anything to the contrary contained herein, all notices required or permitted hereunder shall be in writing. Any notice to be given hereunder shall be deemed to be properly provided if delivered in any of the following modes:

     (a) personally, by delivering the notice to the Party on which it is to be served at that Party's address for notices as set forth in Section
          7.2. Personally delivered notices shall be deemed to be received by the addressee when actually delivered as aforesaid; provided that, such delivery shall be during normal business hours on any Business Day. If a notice is not delivered on a Business Day or is delivered after the addressee's normal business hours, such notice shall be deemed to have been received by such Party at the commencement of the addressee's first Business Day next following the time of the delivery; or

     (b) by facsimile (or by any other like method by which a written message may be sent) directed to the Party on which it is to be delivered at that Party's facsimile number as set forth in Section 7.2. A notice so served shall be deemed to be received by the addressee when transmitted by the Party delivering the notice (provided such Party obtains confirmation from its facsimile of successful transmission), if transmitted during the addressee's normal business hours on any Business Day, or at the commencement of the next ensuing Business Day following transmission if such notice is not transmitted on a Business Day or is transmitted after the Party's normal business hours.

7.2  NOTICES

The address and facsimile number for delivery of notices hereunder of each of the Parties shall be as follows:

     (a)  if to the Purchaser at:

          6311059 Canada Inc.
          Suite 200 - 4664 Lougheed Hwy.
          Burnaby, British Columbia
          V5C 6B7

          Attention: George Reznik
          Facsimile: (604) 473-3664

     (b)  if to the Vendor:

          ___________ Nova Scotia Ltd.
          Suite 200 - 4664 Lougheed Hwy.
          Burnaby, British Columbia
          V5C 6B7

          Attention: George Reznik

          Facsimile: (604) 473-3664

A Party may change its address and facsimile number for delivery by notice to the other Party in the manner set forth herein, and such changed address for notices thereafter shall be effective for all purposes of this Agreement.

                                    ARTICLE 8
                                     GENERAL

8.1  GOVERNING LAW

This Agreement shall be governed by, construed and enforced in accordance with the laws in effect in the Province of British Columbia and the federal laws of Canada applicable therein. Each Party accedes and submits to the jurisdiction of the courts of the Province of British Columbia and all courts of appeal therefrom.

8.2  COUNTERPARTS

This Agreement and any document or instrument to be executed and delivered by the Parties hereunder or in connection herewith may be executed and delivered in separate counterparts and delivered by any Party to the other Party by facsimile, each of which when so executed and delivered shall be deemed an original and all such counterparts shall together constitute one and the same agreement. If this Agreement or any such document or instrument is delivered by facsimile, the Party so delivering this Agreement or such document or instrument shall within a reasonable time after such delivery deliver an originally executed copy to the other Party.

8.3  SUCCESSORS AND ASSIGNS

This Agreement will be binding upon and will enure to the benefit of the Parties and their respective successors and permitted assigns.

8.4  SUPERCEDES EARLIER AGREEMENTS

This Agreement constitutes the whole and entire agreement among the Parties in connection with the transactions contemplated herein and cancels and supersedes any prior agreements, undertakings, declarations, commitments, representations, written or oral, in respect thereof, and there are no express or implied terms, conditions, agreements, undertakings, declarations, commitments, representations or warranties or other duties (legal, equitable, fiduciary or in tort) whatsoever among the Parties not expressly provided for in this Agreement.

8.5  WAIVER

No waiver by any Party of any breach (whether actual or anticipated) of any of the terms, conditions, representations or warranties contained herein shall take effect or be binding upon that Party unless the waiver is expressed in writing under the authority of that Party. Any waiver so given shall extend only to the particular breach so waived and shall not limit or affect any rights with respect to any other or future breach.

8.6  TIME OF THE ESSENCE

Time shall be of the essence in this Agreement.

8.7  NO MERGER

The representations, warranties, liabilities and indemnities created in this Agreement shall be deemed to apply to all assignments, conveyances, transfers and other documents conveying any of the Purchased Assets from the Vendor to the Purchaser. There shall not be any merger of any of such representations, warranties, liabilities or indemnities in such assignments, transfers or other documents.

8.8  INVALIDITY OF PROVISIONS

If any of the provisions of this Agreement are determined to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the other provisions shall not in any way be effected or impaired thereby.

8.9  AMENDMENTS

This Agreement may be amended only by written instrument executed by the Vendor and the Purchaser.

8.10 FURTHER ASSURANCES

Each of the Vendor and the Purchaser will from time to time, on and after the Closing Date, at the request and expense of the requesting Party, execute and deliver all such other additional instruments, notices, releases, acquittances and other documents and shall do all such other acts and things as may be reasonably necessary to carry out the terms and conditions of this Agreement in accordance with their true intent.

8.11 SURVIVAL

Notwithstanding anything else contained herein, and without limiting any of the provisions hereof, the obligations of the Parties specified in Section 4.1,
Section 7.1 and Section 7.2 shall survive Closing and continue to bind the Parties in accordance with their terms.

     IN WITNESS WHEREOF the Parties have caused this Agreement to be duly executed as of the date and year first above written.

___________________ NOVA SCOTIA LTD.                6311059 CANADA INC.

By: ________________________________                By: ________________________
    Name:                                               Name:
    Title:                                              Title:

                                 SCHEDULE 1.1(k)

--------------------------------------------------------------------------------

                    MATERIAL CONTRACTS AND OTHER OBLIGATIONS

                                SCHEDULE 1.1(ff)

--------------------------------------------------------------------------------

                                    TANGIBLES

CASH AND EQUIVALENTS

      All cash

OPERATIONAL FIXED ASSETS

Computer Hardware
Computer Software
Licencing Agreements
Furniture & Fixtures
Office Equipment
Trade Show Displays
Leasehold Improvements

INFOWAVE USA INC.

TELISPARK INC.

                                SCHEDULE 1.1(gg)

--------------------------------------------------------------------------------

                                   TECHNOLOGY

All of the patents and trademarks are listed in the attachment to this Schedule 1.1(gg).

                              SCHEDULE 3.2(a)(iii)

--------------------------------------------------------------------------------

                          RELEASE OF FUNDS FROM ESCROW
                                      (US$)

December 2004 - $9,803.75
January 2005 - $9,803.75
February 2005 - $9,803.75
March 2005 - $9,803.75
April 2005 - $10,097.86
May 2005 - $10,097.86
June 2005 - $10,097.86
July 2005 - $10,097.86
August 2005 - $10,097.86
September 2005 - $10,097.86
October 2005 - $10,097.86
November 2005 - $10,097.86
December 2005 - $10,097.86
January 2006 - $10,097.86
February 2006 - $10,097.86
March 2006 - $10,097.86

                     Exhibit C to that Investment Agreement
                       made the 18th day of November, 2004
   between Infowave Software, Inc., 6311059 Canada Inc. and 0698500 B.C. Ltd.

                 DESCRIPTION OF NOVA SCOTIA PLAN OF ARRANGEMENT

Under the Nova Scotia Plan of Arrangement, after Infowave (as "4175719 Canada Inc.") is continued into the Province of Nova Scotia under the Company Act (Nova Scotia) (the "Nova Scotia Act") the following will occur:

      (a) Infowave will be converted into an unlimited liability company under the Nova Scotia Act; and

      (b) two billion ScotiaCo Voting Common Shares and two billion ScotiaCo Non-Voting Common Shares will be created in the capital of Infowave;

      (c) the Infowave Common Shares held by Newco will be exchanged for 33,877,907 ScotiaCo Voting Shares (representing a 1:10 consolidation of the issued and outstanding shares of Infowave plus an additional 10,163,372 shares) and 914,703,497 ScotiaCo Non-Voting Shares;*

      (d)   the Infowave Common Shares will be cancelled;

      (e) Infowave's name will be changed to "Coopers Park Real Estate Development Corporation".

* The number of ScotiaCo Voting Common Shares will be equal to the number of Infowave Common Shares immediately before the Nova Scotia Plan of Arrangement becomes effective, and the number of Scotia Non-Voting Common Shares will be equal to the number so that 30% of the issued ScotiaCo Voting Common Shares plus the ScotiaCo Non-Voting Common Shares represent, in the aggregate, 97.5% of the issued and outstanding shares of ScotiaCo.

                     Exhibit D to that Investment Agreement
                       made the 18th day of November, 2004
   between Infowave Software, Inc., 6311059 Canada Inc. and 0698500 B.C. Ltd.

                              ARRANGEMENT AGREEMENT

                                   APPENDIX C
                              ARRANGEMENT AGREEMENT

                              ARRANGEMENT AGREEMENT

THIS AGREEMENT dated the ____ day of January, 2005.

AMONG:

            _______________ NOVA SCOTIA LTD., an unlimited liability corporation incorporated under the laws of Nova Scotia

            ("SCOTIACO")

AND:

            6311059 CANADA INC., a corporation incorporated under the laws of Canada

            ("NEWCO")

AND:

            6322310 CANADA INC., a corporation incorporated under the laws of Canada

            ("NEWSUB")

AND:

            0698500 B.C. LTD., a corporation incorporated under the laws of the Province of British Columbia

            ("INVESTOR")

WHEREAS:

A. Investor, Newco and Infowave Software Inc. ("INFOWAVE") have entered into an investment agreement (the "INVESTMENT AGREEMENT") pursuant to which Investor will own 30% of the voting shares of Infowave and all of the non-voting shares of Infowave (the "INVESTMENT");

B. It is a condition to the completion of the Investment Agreement that ScotiaCo (as Infowave's successor), Newco, Newsub and Investor execute this Agreement;

C. Infowave has previously obtained an interim order (the "INTERIM ORDER") of the British Columbia Supreme Court (the "COURT") concerning, among other things, the plan of arrangement contemplated by this Agreement and the holding of a special meeting (the "INFOWAVE SHAREHOLDERS' MEETING") of the holders of all of the issued and outstanding common shares of Infowave (the "INFOWAVE SHAREHOLDERS");

D. Infowave has previously mailed to the Infowave Shareholders a management proxy circular (the "INFORMATION CIRCULAR") relating to the Infowave Shareholders' Meeting concerning, among other things, the plan of arrangement contemplated by this Agreement;

E. The Infowave Shareholders' Meeting has previously been held and as required by the Interim Order the shareholders of Infowave (the "INFOWAVE SHAREHOLDERS") have approved, among other things, the plan of arrangement contemplated by this Agreement;

F. The purpose of this Agreement is to set forth the terms and conditions under which the parties hereto will implement the plan of arrangement contemplated by this Agreement;

NOW THEREFORE in consideration of the covenants and agreements contained in this agreement, the parties agree as follows:

                                   ARTICLE 1
                                 INTERPRETATION

1.1 DEFINITIONS

            In this Agreement, including the recitals and any Exhibits hereto, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

      (a) "ACT" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as from time to time amended or re-enacted, and all regulations promulgated thereunder;

      (b) "AGREEMENT" means this Arrangement Agreement and the exhibits hereto and as the same may be amended, modified or supplemented at any time or from time to time;

      (c) "APPLICABLE LAWS" means, in relation to any person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives, published guidelines, standards, codes of practice (regardless of whether such guidelines, standards and codes of practice have been promulgated by statute or regulation) and orders of and the terms of all judgements, orders and decrees issued by any Authorized Authority by which such Person is bound or which has application to the transaction or event in question;

      (d) "ASSET PURCHASE" means the purchase by Newco of substantially all of the assets (including, without limitation, all of its contractual rights and obligations) of ScotiaCo;

      (e) "AUTHORIZED AUTHORITY" means, in relation to any person, transaction or event, any: (i) federal, provincial, municipal or local government body (whether administrative, legislative, executive or otherwise), both domestic and foreign; (ii) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government; (iii) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and (iv) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event;

      (f) "BUSINESS DAY" means a day other than a Saturday, Sunday or other day when banks in the City of Vancouver, British Columbia are not generally open for business;

      (g)   "CLOSING" means the closing of the Second Arrangement;

      (h) "CLOSING TIME" means 6:00 a.m. (Vancouver time) on the Effective Date, unless otherwise agreed in writing by the parties hereto;

      (i)   "COURT" has the meaning ascribed thereto in Recital C;

      (j)   "DIRECTOR" means the Director duly appointed under the Act;

      (k) "EFFECTIVE DATE" means the effective date set out in the Second Articles of Arrangement which are filed with the Director;

      (l) "FINAL ORDER" means the final order of the Court approving the Second Arrangement pursuant to subsection 192(4) of the Act, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

      (m)   "INFORMATION CIRCULAR" has the meaning ascribed thereto in Recital
            D;

      (n)   "INFOWAVE" has the meaning ascribed thereto in Recital A;

      (o)   "INFOWAVE SHAREHOLDERS" has the meaning ascribed thereto in Recital
            C;

      (p) "INFOWAVE SHAREHOLDERS' MEETING" has the meaning ascribed thereto in Recital C;

      (q)   "INFOWAVE SHAREHOLDERS" has the meaning ascribed thereto in Recital
            E;

      (r)   "INTERIM ORDER" has the meaning ascribed thereto in Recital C;

      (s)   "INVESTMENT" has the meaning ascribed thereto in Recital A;

      (t)   "INVESTMENT AGREEMENT" has the meaning ascribed thereto in Recital
            A;

      (u) "INVESTOR" means 0698500 B.C. Ltd., a corporation incorporated under the laws of the Province of British Columbia;

      (v) "MATERIAL ADVERSE CHANGE" or "MATERIAL ADVERSE EFFECT" means any change or effect (or any condition, event or development involving a prospective change or effect) in or on the business, operations, results of operations, assets, capitalization, financial condition, licences, permits, concessions, rights or liabilities, whether contractual or otherwise, of a party hereto or its subsidiaries, which is materially adverse to the business, operations or financial condition of that party taken as a whole, other than a change or effect (i) which arises out of a matter that has been publicly disclosed or otherwise disclosed in writing to the other parties prior to the date hereof; (ii) in the case of Newco only, resulting from conditions affecting the wireless communications industry as a whole; or (iii) in the case of Newco only, resulting from general economic, financial, currency exchange or securities market conditions in Canada, the United States and elsewhere;

      (w) "MISREPRESENTATION" has the meaning ascribed thereto in the Securities Act (British Columbia);

      (x) "NEWCO" means 6311059 Canada Inc., a corporation incorporated under the Act;

      (y) "NEWCO COMMON SHARES" means the common shares in the capital of Newco;

      (z) "NEWSUB" means 6322310 Canada Inc., a corporation incorporated under the Act;

      (aa) "SCOTIACO" means ____________ Nova Scotia Ltd., a corporation formed under the laws of the Province Nova Scotia ;

      (bb) "SECOND ARRANGEMENT" means the arrangement to be conducted by the parties hereto under the provisions of Section 192 of the Act, on the terms and conditions set forth in the Second Plan of Arrangement;

      (cc) "SECOND ARTICLES OF ARRANGEMENT" means one or more articles of arrangement in respect of the Second Arrangement required under subsection 192(6) of the Act to be filed with the Registrar after the Final Order has been made so as to give effect to the Second Arrangement;

      (dd) "SECOND PLAN OF ARRANGEMENT" means a plan of arrangement substantially in the form set out in Exhibit A hereto as amended or supplemented from time to time;

      (ee) "TERMINATION DATE" means the date of termination of this Agreement pursuant to the terms hereof; and

      (ff)  "TSX" means the Toronto Stock Exchange.

1.2 INTERPRETATION NOT AFFECTED BY HEADINGS, ETC.

            The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", "hereby" and "hereunder" and similar expressions refer to this Agreement (including the Exhibits hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 NUMBER, ETC.

            Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4 DATE FOR ANY ACTION

            If any date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day in such place.

1.5 ENTIRE AGREEMENT

            This Agreement, together with the agreements and documents herein referred to, constitute the entire agreement among the parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties with respect to the subject matter hereof other.

1.6 CURRENCY

            All sums of money which are referred to in this Agreement are, unless indicated otherwise, expressed in lawful money of Canada.

1.7 DISCLOSURE IN WRITING

            Reference to disclosure in writing herein will, in the case of any party, include disclosure to such party or its representatives.

1.8 EXHIBITS

            The following exhibits annexed to this Agreement are incorporated by reference into this Agreement and form a part hereof:

                        Exhibit A - Second Plan of Arrangement

                                    ARTICLE 2
                             THE SECOND ARRANGEMENT

2.1 SECOND ARRANGEMENT

            As soon as reasonably practicable, Newco will take steps necessary to submit the Second Arrangement to the Court and apply for the Final Order, and, subject to fulfillment of the conditions set forth herein, will deliver to the Registrar, Second Articles of Arrangement and such other documents as may be required to give effect to the Second Arrangement.

2.2 EFFECTIVE DATE

            The Second Arrangement will become effective on the Effective Date.

                                    ARTICLE 3
                                    COVENANTS

3.1 MUTUAL COVENANTS

            From the date hereof until the Effective Date, each of ScotiaCo, Newco, Newsub and Investor will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws and regulations to complete the Second Arrangement the other transactions contemplated by this Agreement, including using reasonable commercial efforts:

      (a) to not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Second Arrangement;

      (b) to obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any Canadian or foreign law or regulation;

      (c) to effect all necessary registrations and filings and submissions of information requested by governmental authorities required to be effected by it in connection with the Second Arrangement;

      (d) to use its reasonable commercial efforts to fulfill or cause fulfillment of the conditions set forth in Section 5.1 as soon as reasonably possible to the extent that the fulfillment of the same is within its control;

      (e) except for proxies and other non-substantive communications with securityholders, to furnish promptly to the other parties hereto and their counsel a copy of each notice, report, schedule or other document delivered, filed or received by it in connection with: (i) the Second Arrangement; (ii) any filings with respect to the Second Arrangement under Applicable Laws; and (iii) any dealings with regulatory agencies in connection with the transactions contemplated hereby;

      (f) to make all necessary filings and applications under Applicable Laws and regulations required to be made on the part of it in connection with the transactions contemplated herein, including, without limitation and where applicable, those necessary or desirable to obtain the approval of the TSX to the Second Arrangement and the other transactions contemplated by this Agreement and to take all commercially reasonable action necessary to be in compliance with such laws and regulations;

      (g) to forthwith carry out the terms of the Final Order to the extent applicable to it, provided that nothing requires it to consent to any material modification of this Agreement, the Second Arrangement or its obligations hereunder or thereunder;

      (h) to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under Applicable Laws and regulations to complete the Second Arrangement and the other transactions contemplated by this Agreement; and

      (i) to do all acts and things as may be necessary or desirable in order to give effect to the Second Arrangement and, without limiting the generality of the foregoing, to use its reasonable commercial efforts to apply for and obtain the Final Order, and each of ScotiaCo, Newco, Newsub and Investor will use its reasonable commercial efforts to cooperate with the other parties hereto in connection with the performance by the other of their obligations under this Section 3.1 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between their officers.

                                    ARTICLE 4
                         REPRESENTATIONS AND WARRANTIES

4.1 MUTUAL REPRESENTATIONS AND WARRANTIES

            Each of Investor, Newco, Newsub and ScotiaCo represents and warrants to each of the other parties hereto, and each acknowledges that such other parties are relying upon such representations and warranties in connection with the matters contemplated by this Agreement, that:

      (a) it has the power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

      (b) it has been duly formed and is validly existing under the laws of its jurisdiction;

      (c) the execution and delivery of this Agreement and the completion of the transactions contemplated herein have been duly approved by its board of directors and this Agreement has been duly executed by it and constitutes a legal, valid and binding obligation enforceable against it in accordance with its terms, subject to enforceability being limited by applicable bankruptcy, insolvency, reorganization and other laws affecting the enforcement of creditors' rights generally and the discretionary nature of certain remedies (including specific performance and injunctive relief) and subject to the effectiveness of indemnities and clauses exculpating a party or persons from a liability or a duty otherwise owed which may be limited by law;

      (d) the execution and delivery of this Agreement by it and the completion of the transactions contemplated hereby and the fulfillment and compliance with the terms and provisions hereof and thereof do not and will not:

            (i) result in the breach of, or violate any term or provision of constating or formation documents, as applicable;

            (ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence, permit or authority to which it is a party or by which it is bound and which is material to it, or result in the creation of any encumbrance upon any of its material assets under any such agreement or instrument, or give to others any material interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, licence, permit or authority (other than consent of its lenders, if required); or

            (iii) violate or contravene any provision of any law or regulation or any judicial or administrative award, judgment or decree applicable and known to it (after due inquiry),

            except to the extent that such breach, violation or contravention would not have a Material Adverse Effect on it or could not reasonably be expected to prevent or hinder the consummation of the transactions contemplated by this Agreement; and

      (e) to the best of its knowledge (after due inquiry) except as disclosed to the other parties hereto or in public filings, there are no actions, suits, proceedings or investigations commenced, contemplated or threatened against or affecting it or its subsidiaries, at law or in equity, before or by any governmental department, commission, board, bureau, court, agency, arbitrator or instrumentality, domestic, or foreign, of any kind, nor to the best of its knowledge (after due inquiry) are there any existing facts or conditions which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations, which in any case would prevent or hinder the consummation of the transactions contemplated by this Agreement or which may reasonably be expected to have a Material Adverse Effect on it.

                                    ARTICLE 5
                              CONDITIONS PRECEDENT

5.1 CONDITIONS PRECEDENT

            The obligations of each of the parties hereto to consummate the transactions contemplated hereby are subject to the satisfaction, on or before the Effective Date or such other time as is specified below, of the following conditions:

      (a) all requisite consents, orders, approvals and authorizations, including, without limitation, regulatory and judicial approvals and orders, required or necessary for the completion of the Second Arrangement, will have been completed or obtained on terms and conditions satisfactory to each of Investor, Newco, Newsub and ScotiaCo, acting reasonably, and all applicable statutory or regulatory waiting periods to the transactions contemplated under the Second Arrangement will have expired or been terminated, and no objection or opposition will have been filed, initiated or made by any regulatory authority during any applicable statutory or regulatory period;

      (b) each of the acts and undertakings of each of the other parties hereto to be performed on or before the Effective Date pursuant to the terms of this Agreement will have been duly performed by such other parties;

      (c) no material action or proceeding will be pending or threatened by any person or Authorized Authority: (i) to enjoin or prohibit the Second Arrangement from being completed, or (ii) which, if determined adverse to Infowave, could result in a judgment in a material amount;

      (d) except as affected by the transactions contemplated by this Agreement, the representations and warranties of the other parties hereto contained in Section 4.1 will be true and correct in all respects on the Effective Date with the same force and effect as though such representations and warranties had been made at and as of such time (except to the extent that such representations and warranties speak as of a particular date), except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on the party relying on this condition, and the other parties hereto will have complied in all material respects with their covenants in this Agreement and each of the parties hereto will have provided certificates to that effect, dated the Effective Date, from a senior officer of it, acting solely on behalf of the company in question and not in his personal capacity, to the best of his information and belief having made reasonable inquiry, to each of the other parties hereto and such parties will have no actual knowledge to the contrary;

      (e) each of the parties hereto will have provided an opinion of its counsel to each of the other parties hereto, dated the Effective Date and in form and substance satisfactory to such other parties and their counsel, acting reasonably, dated the Effective Date and addressed to such other parties to the effect that:

            (i) it has been duly incorporated and organized and is validly existing under the laws of the jurisdiction of its incorporation and has the corporate power and authority to own or lease its property and assets and to carry on any business now conducted by it and is duly qualified to carry on business and in good standing in each jurisdiction in which the nature of its business or the property or assets owned or leased by it makes such qualification necessary except where the failure to be so registered or in good standing would not have a Material Adverse Effect on it;

            (ii) it has the corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform their obligations hereunder;

            (iii) this Agreement has been duly executed by it and constitutes a legal, valid and binding obligation enforceable against it in accordance with its terms, subject to enforceability being limited by applicable bankruptcy, insolvency, reorganization and other laws affecting the enforcement of creditors' rights generally and the discretionary nature of certain remedies (including specific performance and injunctive relief) and subject to the effectiveness of indemnities and clauses exculpating a party or persons from a liability or a duty otherwise owed which may be limited by law;

            (iv) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby and the fulfillment and compliance with the terms and provisions hereof and thereof do not and will not result in the breach of, or violate any term or provision of its articles, by-laws and other governing documents, except to the extent that such breach, violation or contravention would not have a Material Adverse Effect on it or could not reasonably be expected to prevent or hinder the consummation of the transactions contemplated by this Agreement; and

            (v) such other matters as the other parties hereto and their counsel may reasonably request;

      (f) the TSX or the TSX Venture Exchange will have accepted notice of the Second Arrangement and the transactions contemplated thereby and will have approved the issue of the securities to be issued by Newsub pursuant to the Second Arrangement, subject only to the filing of required documents;

      (g) the Second Arrangement will have become effective on or before February 15, 2005;

      (h) there will be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

            (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Second Arrangement or any other transactions contemplated herein;

            (ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; or

            (iii) has had or would reasonably be expected to result in, a
                  Material Adverse Effect on ScotiaCo, Newco, Newsub or Investor or would have a Material

                  Adverse Effect on the ability of ScotiaCo, Newco, Newsub and Investor to complete the Second Arrangement;

      (i) the Asset Purchase will have been completed on terms satisfactory to ScotiaCo, Newco and Investor, acting reasonably, in accordance with this Agreement; and

      (j) the Share Purchase will have been completed pursuant to the terms and conditions set forth in the Share Purchase Agreement.

The foregoing conditions are for the mutual benefit of ScotiaCo, Newco, Newsub and Investor and may be asserted by Investor in respect of ScotiaCo, Newsub and Investor and by Newco in respect of itself regardless of the circumstances and may be waived by Investor in respect of ScotiaCo, Newsub and Investor and by Newco in respect of itself in their respective sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which they may have. For greater certainty, each of ScotiaCo, Newco, Newsub and Investor acknowledge and agree that it is not a condition of the respective obligations of the parties hereto to consummate the transactions contemplated by this Agreement that the Infowave Shareholders approve any matter proposed at the Infowave Shareholders' Meeting by or on behalf of Investor.

5.2 NOTICE AND CURE PROVISIONS AND EFFECT OF FAILURE TO COMPLY WITH CONDITIONS

      (a) Each of ScotiaCo, Newco, Newsub and Investor will give prompt notice to each of the other parties hereto of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any party hereunder, provided, however, that no such notification will affect the representations or warranties of the parties or the conditions to the obligations of the parties hereunder.

      (b) If any of the conditions precedent set forth in Section 5.1 hereof will not be complied with or waived by a party for whose benefit such conditions are provided on or before the date required for the performance thereof, then the party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement provided that prior to the filing of the Second Articles of Arrangement for the purpose of giving effect to the Second Arrangement, the party intending to rely thereon has delivered a written notice to the other parties, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by a party.

5.3 SATISFACTION OF CONDITIONS

            The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the parties, Second Articles of Arrangement are filed under the Act to give effect to the Second Arrangement.

                                    ARTICLE 6
                                     NOTICES

6.1 NOTICES

            All notices which may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by facsimile and in the case of:

      (a)   Investor, addressed to:

            0698500 B.C. Ltd.
            900 - 1095 West Pender Street
            Vancouver, BC  V6E 2M6

            Attention: Cliff McCracken
            Facsimile: (604) 895-8224

      with a copy to:

            Farris Vaughan Wills & Murphy
            2500 - 700 W. Georgia Street
            Pacific Centre
            Vancouver, BC  V7Y 1B3

            Attention: Mitchell Gropper
            Facsimile: (604) 661-9349

      (b)   ScotiaCo, Newco, and Newsub, addressed to:

            Infowave Software, Inc.
            Suite 200 - 4664 Lougheed Hwy.
            Burnaby, BC  V5C 6B7

            Attention: George Reznik
            Facsimile: (604) 473-3645
      with a copy to:

            Blake, Cassels & Graydon LLP
            Suite 2600 - 595 Burrard Street
            Vancouver, BC  V7X 1L3

            Attention: Andrew J. McLeod
            Facsimile: (604) 631-3309

or such other address as the parties may, from time to time, advise to the other parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such facsimile is received.

                                    ARTICLE 7
                     AMENDMENT AND TERMINATION OF AGREEMENT

7.1 AMENDMENT

            This Agreement may at any time and from time to time be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders and any such amendment may, without limitation:

      (a) change the time for performance of any of the obligations or acts of the parties hereto;

      (b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

      (c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties hereto; or

      (d) waive compliance with or modify any other conditions precedent contained herein,

provided that no such amendment decreases consideration to be received by Infowave Shareholders pursuant to the Second Arrangement without approval by the Infowave Shareholders given in the same manner as required for the approval of the Second Arrangement or as may be ordered by the Court.

7.2 TERMINATION

      (a) This Agreement may, prior to the filing of the Second Articles of Arrangement, be terminated by mutual agreement of Investor, Newco, Newsub and ScotiaCo.

      (b) Notwithstanding any other rights contained herein, each of the parties hereto may terminate this Agreement upon notice to the other parties hereto if:

            (i) the Final Order has not been granted in form and substance satisfactory to it, acting reasonably, on or before February 15, 2005 or, if issued, has been set aside or modified in a manner unacceptable to it, acting reasonably, on appeal or otherwise;

            (ii) the Second Arrangement has not become effective on or before February 15, 2005;

            (iii) upon any other circumstances hereunder that give rise to a right of termination of this Agreement by it, including those set forth in Section 5.1 hereof; or

            (iv) the transactions contemplated by this Agreement will not be able to be completed as a result of any act, event or circumstance beyond its reasonable control (other than the inability to pay money).

      (c) The exercise by any party of any right of termination hereunder will be without prejudice to any other remedy available to such party.

      (d) If this Agreement is validly terminated pursuant to any provision of this Agreement, no party will have any further obligations to any other party hereunder with respect to this Agreement upon such termination. Nothing contained in this Section 7.2 will relieve any party from any liability for any breach of any provision of this Agreement.

                                    ARTICLE 8
                                     GENERAL

8.1 BINDING EFFECT

            This Agreement will be binding upon and enure to the benefit of the parties hereto.

8.2 ASSIGNMENT

            No party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other parties.

8.3 DISCLOSURE

            Each of the parties hereto will receive the prior consent, not to be unreasonably withheld, of the other parties hereto prior to issuing or permitting any director, officer, employee or agent to issue any other press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that party will consult with the other party as to the wording of such disclosure prior to its being made.

8.4 COSTS

            Each party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby. In particular, without limiting the generality of the preceding sentence, and the professional fees and disbursements of each party's counsel (Blake, Cassels & Graydon LLP for Newco, Newsub and ScotiaCo and Farris Vaughan Wills & Murphy for Investor) will be borne exclusively by the respective party.

8.5 FURTHER ASSURANCES

            Each party hereto will, from time to time and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

8.6 TIME OF ESSENCE

            Time will be of the essence of this Agreement.

8.7 ENTIRE AGREEMENT

            This Agreement supersedes all previous agreements and states the entire agreement between the Parties concerning the matters set forth herein. This Agreement may be amended only by written instrument signed by the parties hereto.

8.8 GOVERNING LAW

            This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia and the parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of British Columbia.

8.9 COUNTERPARTS

            This Agreement may be executed in counterparts, each of which will be deemed an original, and all of which together constitute one and the same instrument.

            IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

                                          __________________ NOVA SCOTIA LTD.

                                          By: __________________________________
                                                Authorized Signatory

                                          6311059 CANADA INC.

                                          By: __________________________________
                                                Authorized Signatory

                                          6322310 CANADA INC.

                                          By: __________________________________
                                                Authorized Signatory

                                          0698500 B.C. LTD.

                                          By: __________________________________
                                                Authorized Signatory

                     Exhibit A to that Arrangement Agreement
                       made the ____ day of January, 2005
          between _____________ Nova Scotia Ltd., 6311059 Canada Inc.,
                    6322310 Canada Inc. and 0698500 B.C. Ltd.

                               PLAN OF ARRANGEMENT

                                MADE PURSUANT TO

               SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT

                                    ARTICLE 1
                                   DEFINITIONS

1.1   In this Plan, unless the context otherwise requires:

      (a) "Act" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as from time to time amended or re-enacted, including all regulations promulgated thereunder;

      (b) "Arrangement" means the arrangement contemplated by this Plan pursuant to Section 192 of the Act;

      (c) "Articles" means the Articles of Arrangement of ScotiaCo as the same have been amended, restated or changed;

      (d) "Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under subsection 193(6) of the Act to be filed with the Director after the Final Order has been made to give effect to the Arrangement;

      (e) "Business Day" means a day, other than a Saturday, Sunday or other day, when banks in the City of Vancouver, British Columbia are not generally open for business;

      (f)   "Court" means the British Columbia Supreme Court;

      (g) "Depositary" means Computershare Trust Company of Canada, or such other trust company as may be designated by Newco;

      (h)   "Director" means the Director duly appointed under the Act;

      (i) "Effective Date" means the effective date set out in the Second Articles of Arrangement which are filed with the Director;

      (j) "Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date;

      (k) "Final Order" means the final order of the Court approving the Arrangement pursuant to paragraph 192(4) of the Act, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

      (l) "Information Circular" means the management proxy circular relating to the Infowave Shareholders' Meeting that was forwarded to the holders of Infowave securities in connection with, among other things, the transactions contemplated in this Second Plan of Arrangement;

      (m) "Infowave Shareholders' Meeting" means the meeting of the holders of Infowave securities that was called to consider and authorize, approve and adopt, among other things, the Arrangement in accordance with the Interim Order and any adjournments thereof;

      (n) "Interim Order" means an interim order of the Court concerning the Arrangement under subsection 192(4) of the Act, containing declarations and directions with respect to the Arrangement and the holding of the Infowave Shareholders' Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

      (o) "Investor" means 0698500 B.C. Ltd., a company incorporated under the Business Corporations Act (British Columbia);

      (p) "Newco" means 6311059 Canada Inc., incorporated under the Act on November 16, 2004;

      (q) "Newco Class A Shares" means the class A voting shares in the capital of Newco;

      (r) "Newco Class B Shares" means the class B preferred non-voting shares in the capital of Newco;

      (s) "Newco First Shares" means the common shares in the capital of Newco issued as part of the arrangement of Infowave Software, Inc. which preceded the Second Arrangement;

      (t)   "Newco Shareholders" means the holders of Newco Shares;

      (u)   "Newco Common Shares" means common shares in the capital of Newco;

      (v) "Newsub" means 6322310 Canada Inc., incorporated under the Act on December 9, 2004;

      (w) "Newsub Non-Voting Shares" means the non-voting common shares in the capital of Newsub;

      (x) "Newsub Voting Shares" means the voting common shares in the capital of Newsub;

      (y) "Plan" means this plan of arrangement as amended or supplemented from time to time, and "hereby", "hereof', "herein", "hereunder", "herewith" and similar terms refer to this Plan and not to any particular provision of this Plan;

      (z) "ScotiaCo" means _______________ Nova Scotia Ltd., an unlimited liability corporation formed under the laws of Nova Scotia;

      (aa) "ScotiaCo Non-Voting Shares" means the non-voting common shares in the capital of ScotiaCo; and

      (bb) "ScotiaCo Voting Shares" means voting common shares in the capital of ScotiaCo.

1.2 The headings contained in this Plan are for reference purposes only and will not affect in any way the meaning or interpretation of this Plan.

1.3 Unless the contrary intention appears, references in this Plan to an article, section, paragraph, subparagraph or schedule by number or letter or both refer to the article, section, paragraph, subparagraph or schedule bearing that designation in this Plan.

1.4 In this Plan, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender will include all genders; and "person" includes any individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association.

1.5 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action will be required to be taken on the next succeeding day which is a business day in such place.

1.6 References in this Plan to any statute or sections thereof will include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.7 Unless otherwise stated, all references in this Plan to sums of money are expressed in lawful money of Canada.

                                    ARTICLE 2
                         PURPOSE AND EFFECT OF THE PLAN

2.1 The following is only intended to be a general statement of the purpose of the Plan and is qualified in its entirety by the specific provisions of the Plan.

            The purpose of the Plan is to carry out a reorganization of the outstanding securities of Newco, Newsub and ScotiaCo that will result in: (a) the transfer by Newco of all of its ScotiaCo Voting Shares to Newsub in exchange for the issuance by Newsub of Newsub Voting Shares to Newco; (b) the cancellation of the initial Newsub Voting Share that was issued to Newco upon the incorporation of Newsub; (c) the creation of an unlimited number of Newco Class A Shares and Newco Class B Shares; (d) the distribution to the Newco Shareholders of one Newco Class A Share and one Newco Class B Share in exchange for the surrender of the Newco First Shares held by the Newco Shareholders; (e) the cancellation of the Newco First Shares and the Newco Class B Shares and the redesignation of the Newco Class A Shares as Newco Common Shares; and (f) the transfer by Investor of its ScotiaCo Voting Shares and ScotiaCo Non-Voting Shares to Newsub in exchange for the issuance by Newsub to Investor of Newsub Voting Shares and Newsub Non-Voting Shares.

2.2 At the Effective Time, the Plan will be binding upon Newco, Newsub, ScotiaCo, Investor and the Newco Shareholders.

2.3 Articles of Arrangement will be filed with the Director with the purpose and intent that none of the provisions of the Plan will become effective unless all of the provisions of the Plan will have become effective.

2.4 The Plan will be binding upon Newco, Newsub, ScotiaCo, Investor and the Newco Shareholders upon filing of the Articles of Arrangement with the Registrar.

                                    ARTICLE 3
                                   ARRANGEMENT

3.1 At the Effective Time, each of the events set out below will occur and be deemed to occur in the sequence set out without further act or formality:

      (a) Newco will transfer all of its ScotiaCo Voting Shares to Newsub in exchange for the issuance by Newsub to Newco of Newsub Voting Shares;

      (b) Newco will surrender to Newsub for cancellation the initial Newsub Voting Share that was issued to Newco upon the incorporation of Newsub;

      (c) the share capital of Newco will be amended to create an unlimited number of Newco Class A Shares and an unlimited number of Newco Class B Shares;

      (d) Newco will issue and deliver to the Newco Shareholders one Class A Share and one Class B Share in exchange for the surrender of ten Newco First Shares;

      (e) Newco will distribute to the Newco Shareholders one Newsub Voting Share in exchange for the surrender of each Newco Class B Share;

      (f) all of the Newco First Shares and Newco Class B Shares will be cancelled and the Newco Class A Shares will be redesignated as Newco Common Shares;

      (g) Investor will transfer its ScotiaCo Voting Shares and ScotiaCo Non-Voting Shares to Newsub in exchange for the issuance by Newsub to Investor of 10,163,372 Newsub Voting Shares and 914,703,497 Newsub Non-Voting Shares subject to adjustment so that immediately after such exchange Investor holds 30% of the Newsub Voting Shares and 100% of the Newsub Non-Voting Shares representing in the aggregate 97.5% of the issued and outstanding Newsub shares; and

      (h)   Newsub shall change its name to "Coopers Park Real Estate
            Corporation".

      No certificates for the Newco Class A Shares or the Newco Class B Shares will be issued.

                                    ARTICLE 4
                            DELIVERY OF CERTIFICATES

4.1 Subject to Article 5, as soon as practicable following the Effective Time, Newco will cause to be delivered for the benefit of the Newco Shareholders, share certificates representing in the aggregate the Newsub Voting Shares to which such Holders are entitled pursuant to Article 3 of this Plan by first class mail (postage prepaid) (or, in the case of postal disruption by such other means as the Depositary may deem prudent) at the addresses for such holders as contained in the securities register of Newco.

4.2 All dividends and distributions made with respect to any Newsub Voting Shares distributed by Newco pursuant to this Arrangement but for which a certificate has not been issued will be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. All monies received by the Depositary will be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary will pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions and any interest thereon to which such holder, is entitled, net of applicable withholding and other taxes.

4.3 Newco will be entitled to deduct and withhold from any consideration otherwise payable to any Newco Shareholder such amounts as Newco is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the Newco Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

                                    ARTICLE 5
                                   AMENDMENTS

5.1 Newco, Newsub, ScotiaCo and Investor reserve the right to amend, modify and/or supplement this Second Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is
      (a) agreed to by all such parties, (b) filed with the Court and approved by the Court and (c) communicated to Newco Shareholders in the manner required by the Court (if so required).

5.2 Any amendment, modification or supplement to this Plan which is approved by the Court will be effective only (a) if it is consented to by Newco, Newsub, ScotiaCo and Investor and (b) if required by the Court or applicable law, it is consented to by the Newco Shareholders.

                                   APPENDIX D
                                COURT DOCUMENTS

                                     FORM 3

                                                              No.
                                                              Vancouver Registry

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

                          IN THE MATTER OF SECTION 192
          OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44
                             AND AMENDMENTS THERETO

                                       AND

                                IN THE MATTER OF

                           INFOWAVE SOFTWARE, INC. AND
                               6311059 CANADA INC.

                                                                     PETITIONERS

                              PETITION TO THE COURT

THIS IS THE PETITION OF:

            INFOWAVE SOFTWARE, INC. AND
            6311059 CANADA INC.
            c/o Blake, Cassels & Graydon LLP
            Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3

ON NOTICE TO:

            THE SECURITYHOLDERS OF INFOWAVE SOFTWARE, INC.

AND TO:

            THE DIRECTOR APPOINTED UNDER SECTION 260 OF THE CANADA BUSINESS CORPORATIONS ACT

            Let all persons whose interests may be affected by the Order sought TAKE NOTICE that the Petitioner applies to court for the relief set out in this petition.

                               APPEARANCE REQUIRED

IF YOU WISH TO BE NOTIFIED of any further proceedings.

            YOU OR YOUR SOLICITOR may file the "Appearance". You may obtain a form of "Appearance" at the registry.

            IF YOU FAIL to file the "Appearance" within the proper Time for Appearance, the Petitioners may continue this application without further notice.

            Where this Petition is served on a person in British Columbia, the time for appearance by that person is 7 days from the service (not including the day of service).

            Where this Petition is served on a person outside British Columbia, the time for appearance by that person after service, is 21 days in the case of a person residing anywhere within Canada, 28 days in the case of a person residing in the United States of America, and 42 days in the case of a person residing elsewhere.

[or, where the time for appearance has been set by order of the court, within that time.]

                                TIME FOR RESPONSE

            IF YOU WISH TO RESPOND to the application, you must, on or before the 8th day after you have entered an appearance,

      (a)   deliver to the Petitioners

            (i)   2 copies of a response in Form 124, and

            (ii) 2 copies of each affidavit on which you intend to rely at the hearing, and

      (b)   deliver to every other party of record

            (i)   one copy of a response in Form 124, and

            (ii) one copy of each affidavit on which you intend to rely at the hearing.

(1)   The address of the registry is:

      800 Smithe Street
      Vancouver, British Columbia
      V6Z 2E1

                                      -3-
(2)   The ADDRESS FOR DELIVERY is:

      BLAKE, CASSELS & GRAYDON LLP
      Suite 2600, Three Bentall Centre
      595 Burrard Street, P.O. Box 49314
      Vancouver, B.C.
      V7X 1L3

      Fax number for delivery is:  604.631.3309

(3) The name and office address of the Petitioners' solicitor is:

      Jennifer J. Lynch
      BLAKE, CASSELS & GRAYDON LLP
      Suite 2600, Three Bentall Centre
      595 Burrard Street, P.O. Box 49314
      Vancouver, B.C.
      V7X 1L3

            The Petitioners apply for:

1. An Order (the "Interim Order") in the form attached as Schedule 1 to this Petition pursuant to section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended ("CBCA").

2. A final Order approving an arrangement (the "First Arrangement") pursuant to section 192 of the CBCA between Infowave Software, Inc. ("Infowave"), its securityholders (the "Securityholders") and 6311059 Canada Inc. ("Newco") substantially in the form set forth in the First Plan of Arrangement, such First Plan of Arrangement being substantially in the form attached to the Affidavit of George Reznik.

3. A final Order that the terms of the First Plan of Arrangement are fair and reasonable.

            The Petitioners will rely on:

1.          Section 192 of the Canada Business Corporations Act; and

2.          Rules 10, 12 and 13 of the Rules of Court.

            At the hearing of this Petition will be read the Affidavit of:

            George Reznik, sworn December 17, 2004 and filed in these proceedings.

                                    F A C T S

            The facts upon which this Petition is based are as follows:

1. Infowave was incorporated pursuant to the provisions of the Company Act (British Columbia) under the name "GDT Softworks Inc." in 1984 then continued under the CBCA on June 30, 2003. Infowave's name was changed to "Wireless Messaging Incorporated" in 1997 and to "Infowave Software, Inc." in 1998.

2. The authorized capital of Infowave consists of an unlimited number of common shares.

3. 6311059 Canada Inc. ("Newco") was incorporated by Certificate of Incorporation issued pursuant to the provisions of the CBCA as "6311059 Canada Inc." on November 16, 2004. The sole shareholder of Newco is Infowave.

4. 6322310 Canada Inc. ("Newsub") was incorporated by Certificate of Incorporation issued pursuant to the provisions of the CBCA as "6322310 Canada Inc." on December 9, 2004. The sole shareholder of Newsub is Newco.

5. 0698500 B.C. Ltd. ("Investor") was incorporated by Notice of Articles issued pursuant to the Business Corporations Act (British Columbia) under the name "0698500 B.C. Ltd." on June 25, 2004. 4244741 Canada Ltd. is the sole shareholder of Investor.

6.    Infowave is listed on the Toronto Stock Exchange.

7. Newco is a wholly-owned, inactive subsidiary of Infowave incorporated under the laws of Canada which Infowave has determined to use to effect the First Arrangement. Newco engages in no other business.

8. Newsub is a wholly-owned, inactive subsidiary of Newco incorporated under the laws of Canada.

9. Infowave has proposed the First Arrangement involving Infowave, the Securityholders and Newco.

10. It is proposed, in accordance with section 192 of the CBCA, to convene a special meeting (the "First Meeting") of the registered holders of the common shares in the capital of Infowave ("Common Shares"), the holders of the options of Infowave ("Options") and the holders of warrants of Infowave ("Warrants") voting together as a single class to consider, and if deemed fit, to approve, with or without variation, a special resolution (the "First Arrangement Resolution") to approve, with or without variation, the First Arrangement as set forth in the form attached to Exhibit "A" to the Affidavit of George Reznik. The holders of Common Shares, the holders of Options and the holders of Warrants shall be referred to collectively as the "Securityholders."

11. The requisite vote at the First Meeting is at least 66 2/3% of the aggregate votes cast on the First Arrangement Resolution by the Securityholders present in person or by proxy at the First Meeting voting together as a single class (such that each holder of Options and each holder of Warrants is entitled to one vote for each Common Share such holder would have received on a valid exercise of the Options or Warrants as of the Meeting date).

12. In addition, there are outstanding US$350,000 of promissory notes of Infowave which are convertible into Infowave Common Shares. The holder of these notes has consented to the First Plan of Arrangement.

13. It is proposed that Infowave as sole shareholder of Newco will approve the First Arrangement by a consent resolution.

14. The board of directors of Infowave (the "Board of Directors") approved the terms of the First Arrangement, the Investment Agreement, which governs, among other things, the First Arrangement, and the draft form of Management Information Circular on December 15, 2004. The Investment Agreement was entered into effective November 18, 2004.

15. If approved by the Securityholders, as set out in paragraph 11, and the Court, and the conditions precedent of the First Arrangement are fulfilled or waived, certain events will take place pursuant to the First Arrangement on the effective date thereof (being the date on which the Director under the CBCA issues a certificate of arrangement giving effect to the First Arrangement), full particulars of which are set forth in the First Plan of Arrangement. In effect, the following will occur: all of the issued and outstanding securities of Infowave will be exchanged for similar securities in the capital of Newco so that following the First Arrangement, the current Securityholders of Infowave will be securityholders of Newco and Infowave will be a wholly-owned subsidiary of Newco.

16.   Provided the First Arrangement is completed:

            (a) Infowave will be continued into the Province of Nova Scotia and, pursuant to a plan of arrangement in Nova Scotia, become a Nova Scotia unlimited liability company ("ScotiaCo");

            (b) ScotiaCo, Newco, Newsub and Investor will enter into the Arrangement Agreement, which governs the implementation of a second arrangement (the "Second Arrangement"), and with the First Arrangement, the "Arrangements");

            (c) Newco will purchase from ScotiaCo all of the assets currently used by Infowave to carry on its business;

            (d) the Investor will purchase that number of voting shares and non-voting shares of ScotiaCo so that, immediately following completion of the investment, the Investor will own 30% of the ScotiaCo voting shares and 100% of the ScotiaCo non-voting shares, representing 97.5% of the issued and outstanding shares of ScotiaCo; the remaining 70% of the ScotiaCo voting shares will be held by Newco; and

            (e) if approved by the Shareholders at a second special meeting of Shareholders and the Court, a second arrangement is proposed which second arrangement is the subject of separate court proceedings in the Supreme Court of British Columbia.

17. The Board of Directors determined based on factors set out in the Management Information Circular which is proposed to be sent to the Securityholders that the First Arrangement is in the best interests of Infowave and is fair to the Securityholders.

18. In order for the common shares, options and warrants of Newco to be issued to holders of Infowave Common Shares, Options and Warrants who are resident in the United States in compliance with U.S. securities laws without the necessity of registering the Infowave securities for which those securities are exchangeable under the United States Securities Act of 1933, as amended, it is necessary for a Court to conclude that the First Arrangement is fair and reasonable to the Securityholders.

19. The securities of Newco to be issued to the Securityholders will not require registration under the United States Securities Act of 1933, as amended, provided that:

      (a) the Court holds a hearing on the fairness of the terms and conditions of the Arrangements, including the issuance of the securities of Newco to the Securityholders as described in the First Plan of Arrangement;

      (b) all Securityholders receive notification of and have an opportunity to be heard at the hearing of the Court;

      (c) the Court approves of the fairness of the terms and conditions of the First Arrangement; and

      (d)   the Court is advised of the foregoing prior to the hearing.

20. Infowave meets the solvency test set forth in paragraph 192(2)(a) of the CBCA. Prior to giving effect to the First Arrangement the shareholders of Infowave will be asked to approve a special resolution pursuant to section 38 of the CBCA in order to reduce its stated capital so that at the effective date of the First Arrangement Infowave will meet the solvency test in paragraph 192(2)(b) of the CBCA as further described in the Affidavit of George Reznik, sworn and filed in these proceedings.

21. It is not practicable to effect the First Arrangement through any corporate structure other than an arrangement pursuant to 192 of the CBCA for a number of reasons set out in the Affidavit of George Reznik sworn and filed in these proceedings.

            The Petitioner estimates that the application will take 30 minutes.

DATED:  December 17, 2004.

                                                  ______________________________
                                                  Solicitor for Petitioners
                                                  Jennifer J. Lynch

                                                                    G. Reznik #1
                                                      Sworn December _____, 2004

                                                              No.
                                                              Vancouver Registry

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

                          IN THE MATTER OF SECTION 192
          OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44
                             AND AMENDMENTS THERETO

                                       AND

                                IN THE MATTER OF

                           INFOWAVE SOFTWARE, INC. AND
                               6311059 CANADA INC.

                                                                     PETITIONERS

                                    AFFIDAVIT

            I, George Reznik, with an address care of 2600 - 595 Burrard Street, Vancouver, British Columbia, businessman, MAKE OATH AND SAY:

1. I am the Chief Operating Officer and Chief Financial Officer of the Petitioner, Infowave Software, Inc. ("Infowave") and as such I have personal knowledge of the facts deposed to in this Affidavit except where I depose to a matter based on information from an informant I identify in which case I believe that both the information and the resulting statement are true. For the purposes of this Affidavit, all capitalized terms not otherwise defined have the meanings given to them in the Petition.

2. I have read the Petition and the facts set out in paragraphs 1 to 4 and 6 to 21 of the Petition are true and I am informed by Cliff McCracken of Grand Adex Management Inc. that the facts set in paragraph 5 of the Petition are true.

BACKGROUND AND OVERVIEW OF APPLICATION

3. This Affidavit is sworn in support of a Petition for an order in connection with a proposed plan of arrangement (the "First Plan of Arrangement") giving effect to an arrangement (the "First Arrangement") under section 192 of the Canada Business Corporations Act (the "CBCA") involving Infowave and 6311059 Canada Inc. ("Newco"). The First Plan of Arrangement is Exhibit A to the investment agreement dated November 18, 2004 (the "Investment Agreement") among Infowave, Newco and 0698500 B.C. Ltd. ("Investor"), a copy of which is attached as Appendix B to the Management Information Circular of Infowave to be dated on or about December 16, 2004 (the "Management Information Circular"), a copy of which is marked as Exhibit "A" to this Affidavit. The Notice of Meeting, Notice of Petition and Forms of Proxy are attached as Exhibits "B", "C" and "D" respectively.

4. In this application, the Petitioners seek an order (the "Interim Order") for directions in connection with a special general meeting (the "First Meeting") of the holders of common shares (the "Shareholders") in the capital of Infowave (the "Common Shares"), the holders of options (the "Optionholders") of Infowave to purchase Common Shares (the "Options"), and the holders of the warrants (the "Warrantholders") of Infowave (the "Warrants") to consider, among other things, the First Arrangement. The Shareholders, Optionholders and Warrantholders shall be referred to herein collectively as the "Securityholders".

5. In addition, there are outstanding US$350,000 of notes (the "Notes") of Infowave which are convertible into Common Shares. The holder of the Notes has consented to the First Plan of Arrangement, which consent is attached hereto as Exhibit "E".

6. If approved by the Securityholders and the Court, and the conditions precedent of the First Arrangement are fulfilled or waived, certain events will take place pursuant to the First Arrangement on the effective date thereof (being the date on which the Director under the CBCA issues a certificate of arrangement giving effect to the First Arrangement), full particulars of which are set forth in the First Plan of Arrangement. In effect, the following will occur: all of the issued and outstanding securities of Infowave will be exchanged for similar securities in the capital of Newco so that, following the First Arrangement, the current Securityholders of Infowave will be securityholders of Newco and Infowave will be a wholly-owned subsidiary of Newco.

7.          Provided the First Arrangement is completed:

      (a) Infowave will be continued into the Province of Nova Scotia and, pursuant to a plan of arrangement in Nova Scotia, become a Nova Scotia unlimited liability company ("ScotiaCo");

      (b) ScotiaCo, Newco, 6322310 Canada Inc., a wholly owned subsidiary of Newco ("Newsub"), and 0698500 B.C. Ltd. ("Investor") will enter into the Arrangement Agreement, which governs the implementation of a second arrangement (the "Second Arrangement", and with the First Arrangement, the "Arrangements");

      (c) Newco will purchase from ScotiaCo all of the assets currently used by Infowave to carry on its business; and

      (d) Investor will purchase that number of voting shares and non-voting shares of ScotiaCo so that, immediately following completion of the investment, the Investor will own 30% of the ScotiaCo voting shares and 100% of the ScotiaCo non-voting shares, representing 97.5% of the issued and outstanding shares of ScotiaCo; the remaining 70% of the ScotiaCo voting shares will be held by Newco.

8. If approved by the Shareholders and the Court, and the conditions precedent of the Second Arrangement are fulfilled or waived, certain events will take place pursuant to the Second Arrangement on the effective date thereof (being the date on which the Director under the CBCA issues a certificate of arrangement giving effect to the Second Arrangement).

THE DIRECTOR UNDER THE CBCA

9. The Director under the CBCA (the "Director") has been given advance notice of this application as well as draft copies of the material to be sent or made available to the Securityholders, including the draft Management Information Circular, the draft Petition, the draft Interim Order, the draft Affidavit of George Reznik, the draft First Plan of Arrangement, the Investment Agreement and the draft Arrangement Agreement. The Director has advised, by letter dated December 13, 2004, a copy of which is attached as Exhibit "F" to this Affidavit, that he does not need to appear or be heard on the application for the Interim Order in this matter on the condition that the Court is advised that no dissent rights are being granted and the reasons therefore.

BACKGROUND TO THE PROPOSED ARRANGEMENT

10. In the fall of 2003, Infowave considered a number of methods to raise capital including equity financings, sale and licensing opportunities as well as a transaction such as the reorganization to be effected by the Arrangements. The corporate reorganization was given serious consideration, as it resulted in the contribution to the business of considerable additional working capital, without dilution to shareholders or any material impact on Infowave's business. As an added feature of the transaction, Infowave shareholders would receive a minority interest in a new venture to be carried on by the Infowave corporate entity following completion of the transaction.

11. On October 21, 2004 Infowave signed a non-binding letter of intent with the Investor's affiliate to proceed with the reorganization, providing for a total investment amount of $5.45 million including a payment to Infowave of a $250,000 non-refundable deposit. Infowave worked with Investor over the following three-week period to finalize the definitive terms for the reorganization and on November 18, 2004, Infowave and Investor signed the definitive Investment Agreement providing for the reorganization, including the Arrangements.

NATURE OF THE PROPOSED ARRANGEMENT

12. The First Arrangement is sought to effect a transaction whereby, subject to the more specific terms set out in the Investment Agreement:

      (a) Newco will acquire all outstanding Common Shares from the Shareholders thereof and will deliver in exchange for each Common Share held by such Shareholders one Newco common share (a "Newco First Share");

      (b) each Option held by an Optionholder will be exchanged for Newco options and the Options shall be cancelled and terminated and cease to represent any right or claim whatsoever;

      (c) each Warrant held by a Warrantholder will be exchanged for Newco warrants and the Warrants shall be cancelled and terminated and cease to represent any right or claim whatsoever;

      (d) the obligation to pay the Visto Notes will be assumed by Newco in consideration of the agreement by Infowave to pay to Newco the amount of the Visto Notes, and the right to convert the Visto Notes into Common Shares will be exchanged for the right to convert the Visto Notes into an equal number of Newco common shares;

      (e) the auditors and directors of Infowave will be appointed auditors and directors of Newco until the next Annual General Meeting of the shareholders of Newco;

      (f) Infowave will surrender to Newco for cancellation the initial common share of Newco that was issued to Infowave upon incorporation of Newco;

      (g)   Infowave will change its name to "4175719 Canada Inc." ("4175719");

      (h)   Newco will change its name to "Infowave Software, Inc."; and

      (i) following completion of the First Arrangement, Newco will seek "reporting issuer" status in each jurisdiction in which Infowave is currently a reporting issuer.

13. The Second Arrangement is sought to effect a transaction whereby, subject to the specific terms set out in the Arrangement Agreement:

      (a) Newco will transfer all of its ScotiaCo voting shares to Newsub in exchange for the issuance by Newsub to Newco of Newsub common voting shares (the "Newsub Voting Shares");

      (b) Newco will surrender to Newsub for cancellation the initial Newsub Voting Share that was issued to Newco upon the incorporation of Newsub;

      (c) the share capital of Newco will be amended to create an unlimited number of Class A Common Voting Shares (the "Newco Class A Shares") and an unlimited number of Class B Preferred Non-voting Shares (the "Newco Class B Shares");

      (d) Newco will issue and deliver to the Newco shareholders one Class A Share and one Class B Share in exchange for the surrender of each Newco First Share;

      (e) Newco will distribute to the Newco shareholders one Newsub Voting Share in exchange for the surrender of ten Newco Class B Shares;

      (f) all of the Newco First Shares and Newco Class B Shares will be cancelled and the Newco Class A Shares will be redesignated as common shares (the "Newco Common Shares");

      (g) Investor will transfer its ScotiaCo Voting Shares and ScotiaCo Non-Voting Shares to Newsub in exchange for the issuance by Newsub to Investor of 10,163,372 Newsub Voting Shares and 914,703,497 Newsub Non-Voting Shares subject to adjustment so that immediately after such exchange Investor holds 30% of the Newsub Voting Shares and 100% of the Newsub Non-Voting Shares representing in the aggregate 97.5% of the issued and outstanding Newsub Shares; and

      (h)   Newsub will change its name to "Coopers Park Real Estate
            Corporation".

No certificates for the Newco Class A Shares or Newco Class B Shares will be issued.

SUPPORT FOR THE ARRANGEMENT

14. Before Meeting to approve the terms of the Arrangements, the board of directors of Infowave (the "Board of Directors") met several times to review the potential proposal by Investor. In approving the Arrangements, the Board of Directors considered a number of factors including the following:

      (a) the purpose and benefits of each arrangement as outlined in the Management Information Circular;

      (b) information concerning the financial condition, results of operations, the business plans and prospects of Infowave, Newco, ScotiaCo and Newsub, and the resulting potential for the enhancement of the business efficiency, management effectiveness and financial results of the two resulting companies;

      (c) the advice of Canaccord Capital Corporation that they would be in a position to provide a fairness opinion with respect to the Arrangements;

      (d) the fact that the Arrangements will only become effective if, after hearing from all interested parties who choose to appear before it, the Court determines that the Arrangement is fair to the Securityholders or Shareholders, as the case may be.

15. The Board of Directors determined based on the factors set out in paragraphs (a) to (d) above and other factors set out in the Management Information Circular, that the Arrangements are in the best interests of Infowave and is fair to the Securityholders or shareholders, as the case may be.

IMPRACTICABILITY OF EFFECTING THE FIRST ARRANGEMENT

16. It is my understanding that it is not practicable to effect all aspects of the First Arrangement under any provision of the CBCA other than through an arrangement pursuant to Section 192 of the CBCA for at least the reasons set forth below:

      (a) it is my understanding that although it may be theoretically possible to bring about by other means at least some of the fundamental corporate changes required to effect the First Arrangement, attempting to do so would very likely:

            (i) increase materially the lapsed time required to obtain the results;

            (ii)  increase materially the cost of obtaining the results; and

            (iii) increase materially the risk that the First Arrangement would ultimately fail to be completed;

      (b) there is no other practicable manner under the CBCA by which the Options and Warrants could be exchanged for Newco options and warrants and by which the Options and Warrants may be cancelled; and

      (c) I understand that, if made, the orders of the Court approving the First Arrangement will constitute the basis for an exemption from the registration requirements under Section 3(a)(10) of the United States Securities Act of 1933 (the "1933 Act"), with respect to the issue of the Newco shares, options and warrants to the holders of Infowave Common Shares, Options and Warrants, respectively, and with respect to the issue of the Newsub voting shares to the Shareholders. Section 192 of the CBCA is the only provision of the CBCA that provides Newco with this exemption from the registration requirements under the 1933 Act, thereby avoiding increased cost, delay and uncertainty.

SOLVENCY OF INFOWAVE

17. Based on the most recent audited financial statements of Infowave for the period ended December 31, 2003 and my knowledge of the company, Infowave is able to pay its liabilities as they become due.

18. The Shareholders will be asked to approve a special resolution in order to reduce Infowave's stated capital by $91,636,144 prior to approval of the First Arrangement. Provided that such special resolution is approved and based on the most recent audited financial statements of Infowave for the period ended December 31, 2003, Infowave will meet the solvency test set forth in paragraph 192(2)(b) of the CBCA prior to the effective date of the First Arrangement. A copy of the Infowave financial statements for the year ended December 31, 2003 are attached as Appendix "G" to the Management Information Circular.

Sworn before me at the City of            )
Vancouver, Province of British Columbia   )
this ______ day of December, 2004.
                                          )
                                          )
                                          ) ___________________________________
                                          )   George Reznik
_______________________________________   )
A Commissioner for taking Affidavits      )
within the Province of British Columbia   )

                                   INTERIM ORDER              No. L043121
                                                              Vancouver Registry

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

                          IN THE MATTER OF SECTION 192
          OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44
                             AND AMENDMENTS THERETO

                                       AND

                                IN THE MATTER OF

                           INFOWAVE SOFTWARE, INC. AND
                               6311059 CANADA INC.

                                                                     PETITIONERS

BEFORE MASTER BARBER                    ) FRIDAY, THE 17th DAY
                                        )
                                        ) OF DECEMBER, 2004

                                      ORDER

            The Without Notice Application of the Petitioners, for an interim order pursuant to their Petition filed December 17, 2004 coming on for hearing this day at Vancouver, British Columbia, and upon hearing Jennifer J. Lynch, counsel for the Petitioners and no one appearing for the Director (the "Director") appointed under the Canada Business Corporations Act, R.S.C. 1985,
c. C-44 as amended (the "CBCA") although duly given notice and upon reading the material filed;

            THIS COURT ORDERS THAT:

1. Infowave Software, Inc. ("Infowave") is authorized to call, hold and conduct a special general meeting (the "First Meeting") of the registered holders of Common Shares in the capital of Infowave (the "Common Shares"), the holders of warrants (the "Warrants") and the holders of options (the "Options") to purchase Common Shares (the holders of the Common Shares shall be referred to collectively herein as the "Shareholders", and the Shareholders, holders of Warrants and holders of Options shall be referred to collectively herein as the "Securityholders"), on January 17, 2004 at the Hyatt Regency Hotel, Grouse Room, 34th Floor, 655 Burrard Street, Vancouver, British Columbia to consider and, if deemed advisable, to pass, with or without variation, a special resolution of the Securityholders (the "First Arrangement Resolution") to approve, with or without variation, an arrangement (the "First Arrangement") involving Infowave and 6311059 Canada Inc. ("Newco"), as more particularly set forth and described in the First Plan of Arrangement attached as Exhibit A of Appendix B of Exhibit "A" to the Affidavit of George Reznik sworn December 17, 2004.

2. The First Meeting will be held commencing at 8 a.m. (Vancouver time) on January 17, 2004.

3. Holders of Options and holders of Warrants as at December 16, 2004 shall be entitled to vote together with the Shareholders as a single class on the First Arrangement Resolution at the First Meeting and shall have the right to one vote for each Common Share issuable upon the exercise of such Options or Warrants as of the date of the First Meeting.

4. The First Meeting shall be called, held and conducted in accordance with the CBCA and Articles and By-laws of Infowave, subject to the terms of this Order, and any further Order of this Court and the rulings and directions of the Chairman of the First Meeting.

5. The Notice of Meeting, Notice of Petition and accompanying Management Information Circular and Form of Proxy (collectively referred to as the "Meeting Materials") in substantially the same form as contained in Exhibits to the Affidavit of George Reznik, with such deletions, amendments or additions thereto as counsel for the Petitioners may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Order, shall be sent to:

      (a) the Securityholders as they appear on the securities registers of Infowave at the close of business on December 16, 2004, such Meeting Materials to be sent at least twenty-one (21) days prior to the date of the First Meeting, excluding the date of mailing, delivery or transmittal and including the date of the First Meeting, by one or more of the following methods:

            (i) by prepaid ordinary or air mail addressed to each registered holder of Common Shares at their address registered on the securities register of Infowave, and each holder of Options and Warrants at their address recorded on the records of Infowave;

            (ii) by delivery in person or by delivery to the addresses specified in paragraph 6 (a)(i) above; or

            (iii) by any means of prepaid transmitted, recorded or electronic communication to any Securityholder who identifies themselves to the satisfaction of Infowave, acting through its representatives, who requests such transmission and, if required by the Petitioner, is prepared to pay the charges for such transmission;

      (b) the directors and auditor of Infowave and the Director by mailing the Meeting Materials by prepaid ordinary mail to such persons at least twenty-one (21) days prior to the date of the First Meeting, excluding the date of mailing and the date of the First Meeting;

and that compliance with this paragraph shall constitute good and sufficient notice of the First Meeting.

6. The Meeting Materials shall be deemed, for the purposes of this Order, to have been received by the Securityholders:

      (a) in the case of mailing, when deposited in a post office or public letter box;

      (b) in the case of delivery in person, upon personal delivery or upon delivery to the person's address in paragraph 6 above; and

      (c) in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch.

7. The accidental omission to give notice of the First Meeting, or the non-receipt of such notice by any one or more Securityholders or the auditors of Infowave shall not automatically invalidate any resolution passed or proceeding taken at the First Meeting.

8. The quorum for the First Meeting be the quorum for the approval of a special resolution pursuant to the Articles and By-laws of Infowave.

9. The vote required to pass the First Arrangement be at least 66 2/3% of the aggregate votes cast on the First Arrangement Resolution by the Securityholders present in person or by proxy at the First Meeting voting together as a single class (such that each holder of Options and Warrants is entitled to one vote for each Common Share such holder would be entitled to receive upon the valid exercise of Options or Warrants as applicable).

10. The only persons entitled to notice shall be those set out in paragraph 5 of this Order. The only persons entitled to attend the First Meeting shall be the Securityholders and Infowave's directors, auditor and advisors and any other person admitted on the invitation of the Chairman or with the consent of the First Meeting, and that the only persons entitled to be represented and to vote at the First Meeting shall be the registered Shareholders at the close of business on December 16, 2004, subject to the provisions of the CBCA with respect to persons who become registered shareholders of Infowave after that date, and holders of Options and holders of Warrants to the extent that such Options and Warrants remain outstanding at the time of the Meeting and have not been exercised, expired or otherwise terminated on the day of the First Meeting.

11. The Petitioner Infowave, if it deems advisable, is specifically authorized to adjourn the First Meeting on one or more occasions, without first obtaining any vote of the Securityholders respecting the adjournment.

12. Prior to the First Meeting the Petitioner Infowave is authorized to make such amendments, revisions or supplements to the First Plan of Arrangement as it may determine, without any additional notice to the Securityholders, and the First Plan of Arrangement as so amended, revised and supplemented shall be the First Plan of Arrangement submitted to the First Meeting, and the subject of the First Arrangement Resolution.

13. Infowave is authorized to use the forms of proxy in connection with the First Meeting, in substantially the same form as attached as Exhibit "D" to the Affidavit. Infowave is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

14. The procedure for the use of proxies at the First Meeting shall be as set out in the Meeting Materials.

15. A resolution of Infowave as sole shareholder of Newco is required to approve the First Arrangement.

16. Compliance with the provision of Rule 51A of the Rules of Court be dispensed with in this proceeding.

17. The Meeting Materials shall include a copy of the Petition, Affidavit of George Reznik (without exhibits) and Interim Order substantially in the same form found at Appendix D to Exhibit "A" to the Affidavit of George Reznik (collectively the "Court Materials") and that the Court Materials shall be deemed to have been received by the Securityholders at the times specified in paragraph 6 of this Order, whether those persons reside within British Columbia or within another jurisdiction.

18. Sending the Court Materials in accordance with paragraph 5 of this Order shall constitute good and sufficient service of the within proceedings, including the Court Materials, the affidavits in support thereunder and no other form of service need be made and no other material need be served on such persons in respect of these proceedings and that service of the affidavits in support is dispensed with except as to service on the Director.

19. Upon approval, with or without variation, of the First Arrangement Resolution at the First Meeting in the manner set forth in this Order, and upon the resolution of Infowave as sole shareholder of Newco, the Petitioner Infowave may apply before this Court for an Order approving the First Arrangement ("First Final Order"), and that the application be set down for hearing at the Courthouse at 800 Smithe Street, Vancouver, British Columbia at 2:00 p.m. on January 17, 2004 or so soon thereafter as counsel may be heard.

20. Any Securityholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the First Final Order.

21. Any person seeking to appear at the hearing of the application for the First Final Order shall:

      (a) file an Appearance, in the form prescribed by the Rules of Court, with this Court; and

      (b) deliver the filed Appearance, to the Petitioners' solicitors at their address for delivery set out in the Notice of Petition, on or before 4:00 p.m. on January 14, 2004 subject to other direction of the Court.

22. If the hearing for the First Final Order is adjourned, only those persons who have filed and delivered an Appearance in accordance with this Order need be served and provided with notice of the adjourned hearing date.

23. The Petitioners shall be entitled, at any time, to apply to vary this Order.

24.         This Order be entered upon presentation at the Court Registry.

                                            BY THE COURT

                                            DEPUTY DISTRICT REGISTRAR

APPROVED AS TO FORM

______________________________
Solicitor for the Petitioners
Jennifer J. Lynch

                                     FORM 3

                                                              No.
                                                              Vancouver Registry

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

                          IN THE MATTER OF SECTION 192
          OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44
                             AND AMENDMENTS THERETO

                                       AND

                                IN THE MATTER OF

                           INFOWAVE SOFTWARE, INC. AND
                               6311059 CANADA INC.

                                                                     PETITIONERS

AND:

                              0698500 B.C. LTD. AND
                               6322310 CANADA INC.

                                                                     RESPONDENTS

                              PETITION TO THE COURT

THIS IS THE PETITION OF:

           INFOWAVE SOFTWARE, INC. AND
           6311059 CANADA INC.
           c/o Blake, Cassels & Graydon LLP
           Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3

ON NOTICE TO:

           THE SHAREHOLDERS OF INFOWAVE SOFTWARE, INC.

AND TO:

            0698500 B.C. LTD.
            c/o Farris Vaughn Wills & Murphy
            2500 - 700 West Georgia Street
            Vancouver, British Columbia  V7Y 1B3

AND TO:

            6322310 CANADA INC.
            c/o Farris Vaughn Wills & Murphy
            2500 - 700 West Georgia Street
            Vancouver, British Columbia  V7Y 1B3

AND TO:

            THE DIRECTOR APPOINTED UNDER SECTION 260 OF THE CANADA BUSINESS CORPORATIONS ACT

            Let all persons whose interests may be affected by the Order sought TAKE NOTICE that the Petitioner applies to court for the relief set out in this petition.

                               APPEARANCE REQUIRED

IF YOU WISH TO BE NOTIFIED of any further proceedings.

            YOU OR YOUR SOLICITOR may file the "Appearance". You may obtain a form of "Appearance" at the registry.

            IF YOU FAIL to file the "Appearance" within the proper Time for Appearance, the Petitioners may continue this application without further notice.

            Where this Petition is served on a person in British Columbia, the time for appearance by that person is 7 days from the service (not including the day of service).

            Where this Petition is served on a person outside British Columbia, the time for appearance by that person after service, is 21 days in the case of a person residing anywhere within Canada, 28 days in the case of a person residing in the United States of America, and 42 days in the case of a person residing elsewhere.

[or, where the time for appearance has been set by order of the court, within that time.]

                                TIME FOR RESPONSE

            IF YOU WISH TO RESPOND to the application, you must, on or before the 8th day after you have entered an appearance,

      (a)   deliver to the Petitioners

            (i)   2 copies of a response in Form 124, and

            (ii) 2 copies of each affidavit on which you intend to rely at the hearing, and

      (b)   deliver to every other party of record

            (i)   one copy of a response in Form 124, and

            (ii) one copy of each affidavit on which you intend to rely at the hearing.

(1)   The address of the registry is:

    800 Smithe Street
    Vancouver, British Columbia
    V6Z 2E1

(2) The ADDRESS FOR DELIVERY is:

    BLAKE, CASSELS & GRAYDON LLP
    Suite 2600, Three Bentall Centre
    595 Burrard Street, P.O. Box 49314
    Vancouver, B.C.
    V7X 1L3

    Fax number for delivery is: 604.631.3309

(3)   The name and office address of the Petitioners' solicitor is:

    Jennifer J. Lynch
    BLAKE, CASSELS & GRAYDON LLP
    Suite 2600, Three Bentall Centre
    595 Burrard Street, P.O. Box 49314
    Vancouver, B.C.
    V7X 1L3

      The Petitioners apply for:

1. An Order (the "Interim Order") in the form attached as Schedule 1 to this Petition pursuant to section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended ("CBCA").

2. A final Order approving an arrangement (the "Second Arrangement") pursuant to section 192 of the CBCA between the successor company to Infowave, a Nova Scotia unlimited liability company ("ScotiaCo"), 6311059 Canada Inc., 6322310 Canada Inc., 0698500 B.C. Ltd. and the shareholders of Infowave substantially in the form set forth in the Second Plan of Arrangement, such Second Plan of Arrangement being substantially in the form attached to the Affidavit of George Reznik.

3. A final Order that the terms of the Second Plan of Arrangement are fair and reasonable.

      The Petitioners will rely on:

1.    Section 192 of the Canada Business Corporations Act; and

2.    Rules 10, 12 and 13 of the Rules of Court.

      At the hearing of this Petition will be read the Affidavit of:

      George Reznik, sworn December 17, 2004 and filed in these proceedings.

                                    F A C T S

      The facts upon which this Petition is based are as follows:

1. Infowave was incorporated pursuant to the provisions of the Company Act (British Columbia) under the name "GDT Softworks Inc." in 1984 then continued under the CBCA on June 30, 2003. Infowave's name was changed to "Wireless Messaging Incorporated" in 1997 and to "Infowave Software, Inc." in 1998.

2. The authorized capital of Infowave consists of an unlimited number of common shares.

3. 6311059 Canada Inc. ("Newco") was incorporated by Certificate of Incorporation issued pursuant to the provisions of the CBCA as "6311059 Canada Inc." on November 16, 2004. The sole shareholder of Newco is Infowave.

4. 6322310 Canada Inc. ("Newsub") was incorporated by Certificate of Incorporation issued pursuant to the provisions of the CBCA as "6322310 Canada Inc." on December 9, 2004. The sole shareholder of Newsub is Newco.

5. 0698500 B.C. Ltd. ("Investor") was incorporated by Notice of Articles issued pursuant to the Business Corporations Act (British Columbia) under the name "0698500 B.C. Ltd." on June 25, 2004. 4244741 Canada Ltd. is the sole shareholder of Investor.

6. Infowave is listed on the Toronto Stock Exchange.

7. Newco is a wholly-owned, inactive subsidiary of Infowave incorporated under the laws of Canada which Infowave has determined to use to effect an arrangement (the "First Arrangement") which is proposed to be effective prior to the arrangement which is the subject of these proceedings. Newco engages in no other business.

8. Newsub is a wholly-owned, inactive subsidiary of Newco incorporated under the laws of Canada which Newco has determined to use to effect the Second Arrangement. Newsub engages in no other business.

9. Infowave has proposed the First Arrangement involving Infowave, the Securityholders and Newco.

10. It is proposed, in accordance with section 192 of the CBCA to convene a special meeting (the "Second Meeting") of the registered holders of the Common Shares of Infowave (the "Shareholders") to consider, and if deemed fit, to approve, with or without variation, a special resolution (the "Second Arrangement Resolution") to approve, with or without variation, the Second Arrangement as set forth in the form attached to Exhibit "A" to the Affidavit of George Reznik.

11. The requisite vote proposed at the Second Meeting is at least 66 2/3% of the aggregate votes cast on the Second Arrangement Resolution by the Shareholders present in person or by proxy at the Second Meeting.

12. It is proposed that Infowave as sole shareholder of Newco will approve the Second Arrangement by a consent resolution. As of the date of the Second Meeting, Infowave will be the sole shareholder of Newco. On the date that the Petitioners intend to attend at Court for a final Order approving the Second Arrangement, the Shareholders will be the holders of the common shares of Newco.

13. The board of directors of Infowave (the "Board of Directors") approved the terms of the Second Arrangement, the Investment Agreement, the draft form of Arrangement Agreement, which governs the Second Arrangement, and the draft form of Management Information Circular on December 15, 2004. The Investment Agreement was entered into effective November 18, 2004. The Arrangement Agreement relating to the Second Arrangement will be entered into following the effective date of the First Plan of Arrangement in January 2004.

14. If the First Arrangement is duly approved, and the conditions precedent of the First Arrangement are fulfilled or waived, certain events will take place pursuant to the First Arrangement on the effective date thereof (being the date on which the Director under the CBCA issues a certificate of arrangement giving effect to the First Arrangement), full particulars of which are set forth in the First Plan of Arrangement. In effect, the following will occur: all of the issued and outstanding securities of Infowave will be exchanged for similar securities in the capital of Newco so that, following the First Arrangement, the current Securityholders of Infowave will be securityholders of Newco and Infowave will be a wholly-owned subsidiary of Newco.

15.   Provided the First Arrangement is completed:

      (a) Infowave will be continued into the Province of Nova Scotia and, pursuant to a plan of arrangement in Nova Scotia, become ScotiaCo;

      (b) ScotiaCo, Newco, Newsub and Investor will enter into the Arrangement Agreement, which governs the implementation of the Second Plan of Arrangement;

      (c) Newco will purchase from ScotiaCo all of the assets currently used by Infowave to carry on its business; and

      (d) the Investor will purchase that number of voting shares and non-voting shares of ScotiaCo so that, immediately following completion of the investment, the Investor will own 30% of the ScotiaCo voting shares and 100% of the ScotiaCo non-voting shares, representing 97.5% of the issued and outstanding shares of ScotiaCo; the remaining 70% of the ScotiaCo voting shares will be held by Newco.

16. If approved by the Shareholders as set out in paragraph 11 and the Court, and the conditions precedent of the Second Arrangement are fulfilled or waived, certain events will take place pursuant to the Second Arrangement on the effective date thereof (being the date on which the Director under the CBCA issues a certificate of arrangement giving effect to the Second Arrangement), full particulars of which are set forth in the Second Plan of Arrangement. In effect the following will occur:

      (a) Newco will exchange all of its ScotiaCo voting shares for Newsub voting shares and will distribute those Newsub voting shares to the Newco shareholders, the result of which will be that Newsub will become a widely-held company having the same shareholders as Newco; and

      (b) Investor will exchange its ScotiaCo voting shares and non-voting shares for Newsub voting shares and non-voting shares, the result of which will be that Investor will be a shareholder of Newsub and ScotiaCo will be a wholly-owned subsidiary of Newsub.

17. The Board of Directors determined based on factors set out in the Management Information Circular that the Second Arrangement is in the best interests of Infowave and is fair to the Shareholders.

18. In order for the securities of Newco and Newsub to be issued to holders of Infowave Common Shares, who are resident in the United States in compliance with U.S. securities laws without the necessity of registering the Infowave securities for which those securities are exchangeable under the United States Securities Act of 1933, as amended, it is necessary for a Court to conclude that the Second Arrangement is fair and reasonable to the Shareholders.

19. The securities of Newco and Newsub to be issued to the Shareholders will not require registration under the United States Securities Act of 1933, as amended, provided that:

      (a) the Court holds a hearing on the fairness of the terms and conditions of the Arrangements, including the issuance of the securities of Newco and Newsub to the Shareholders as described in the Second Plan of Arrangement;

      (b) all Shareholders receive notification of and have an opportunity to be heard at the hearing of the Court;

      (c)   the Court approves of the fairness of the Second Arrangement; and

      (d)   the Court is advised of the foregoing prior to the hearing.

20. Infowave meets the solvency test set forth in paragraph 192(2)(a) of the CBCA. Prior to giving effect to the First Arrangement the Shareholders will be asked to approve a special resolution pursuant to section 38 of the CBCA in order to reduce its stated capital so that at the effective date of the First Arrangement Infowave will meet the solvency test in paragraph

192(2)(b) of the CBCA as further described in the Affidavit of George Reznik, sworn and filed in these proceedings.

21. It is not practicable to effect the Second Arrangement through any corporate structure other than an arrangement pursuant to 192 of the CBCA for a number of reasons set out in the Affidavit of George Reznik sworn and filed in these proceedings.

      The Petitioners estimate that the application will take 30 minutes.

DATED: December 17, 2004.

                                              __________________________________
                                              Solicitor for Petitioners
                                              Jennifer J. Lynch

                                                                    G. Reznik #1
                                                  Sworn December _________, 2004

                                                              No.
                                                              Vancouver Registry

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

                          IN THE MATTER OF SECTION 192
            OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44
                             AND AMENDMENTS THERETO

                                       AND

                                IN THE MATTER OF

                           INFOWAVE SOFTWARE, INC. AND
                               6311059 CANADA INC.

                                                                     PETITIONERS

AND:

                              0698500 B.C. LTD. AND
                               6322310 CANADA INC.

                                                                     RESPONDENTS

                                    AFFIDAVIT

            I, George Reznik, with an address care of 2600 - 595 Burrard Street, Vancouver, British Columbia, businessman, MAKE OATH AND SAY:

1. I am the Chief Operating Officer and Chief Financial Officer of the Petitioner, Infowave Software, Inc. ("Infowave") and as such I have personal knowledge of the facts deposed to in this Affidavit except where I depose to a matter based on information from an informant I identify in which case I believe that both the information and the resulting statement are true. For the purposes of this Affidavit, all capitalized terms not otherwise defined have the meanings given to them in the Petition.

2. I have read the Petition and the facts set out in paragraphs 1 to 4 and 6 to 21 of the Petition are true and I am informed by Cliff McCracken of Grand Adex Management Inc. that the facts set in paragraph 5 of the Petition are true.

BACKGROUND AND OVERVIEW OF APPLICATION

3. This Affidavit is sworn in support of a Petition for orders in connection with a proposed plan of arrangement (the "Second Plan of Arrangement") giving effect to an arrangement (the "Second Arrangement") under section 192 of the Canada Business Corporations Act (the "CBCA") involving Infowave, 6311059 Canada Inc. ("Newco"), 6322310 Canada Inc. ("Newsub") and 0698500 B.C. Ltd. ("Investor") and certain of their securityholders. The Second Plan of Arrangement is Exhibit A to the arrangement agreement to be dated January 2004 (the "Arrangement Agreement") among the successor company to Infowave, a Nova Scotia unlimited limited liability company ("ScotiaCo"), Newco, Newsub and Investor, a copy of which is attached as Appendix C to the Management Information Circular of Infowave to be dated on or about December 16, 2004 (the "Management Information Circular"), a copy of which is marked as Exhibit "A" to this Affidavit. The Notice of Meeting, Notice of Petition and Form of Proxy are attached as Exhibits "B", "C" and "D" respectively.

4. In this application, the Petitioners seek an order (the "Interim Order") for directions in connection with a special general meeting (the "Second Meeting") of the holders of common shares in the capital of Infowave (the "Common Shares") in Infowave to consider the Second Arrangement. The holders of the Common Shares shall be referred to herein collectively as the "Shareholders".

5. If approved by the Shareholders and the Court, and the conditions precedent of the Second Arrangement are fulfilled or waived, certain events will take place pursuant to the Second Arrangement on the effective date thereof (being the date on which the Director under the CBCA issues a certificate of arrangement giving effect to the Second Arrangement), full particulars of which are set forth in the Second Plan of Arrangement. In effect the following will occur:

      (a) Newco will exchange all of its ScotiaCo voting shares for Newsub voting shares and will distribute those Newsub voting shares to the Newco shareholders, the result of which will be that Newsub will become a widely-held company having the same shareholders as Newco; and

      (b) Investor will exchange its ScotiaCo voting shares and non-voting shares for Newsub voting shares and non-voting shares, the result of which will be that Investor will be a shareholder of Newsub and ScotiaCo will be a wholly-owned subsidiary of Newsub.

THE DIRECTOR UNDER THE CBCA

6. The Director under the CBCA (the "Director") has been given advance notice of this application as well as draft copies of the material to be sent or made available to the Securityholders, including the draft Management Information Circular, the draft Petition, the draft Interim Order, the draft Affidavit of George Reznik, the draft First Plan of Arrangement, the draft Second Plan of Arrangement, the Investment Agreement and the draft Arrangement Agreement. The Director has advised, by letter dated December 13, 2004, a copy of which is attached as Exhibit "E" to this Affidavit, that he does not need to appear or be heard on the application for the Interim Order in this matter on the condition that the Court is advised that no dissent rights are being granted and the reasons therefore.

BACKGROUND TO THE PROPOSED ARRANGEMENT

7. In the fall of 2003, Infowave considered a number of methods to raise capital including equity financings, sale and licensing opportunities as well as a transaction such as the reorganization to be effected by the Arrangements. The corporate reorganization was given serious consideration, as it resulted in the contribution to the business of considerable additional working capital, without dilution to shareholders or any material impact on Infowave's business. As an added feature of the transaction, Infowave shareholders would receive a minority interest in a new venture to be carried on by the Infowave corporate entity following completion of the transaction.

8. On October 21, 2004 Infowave signed a non-binding letter of intent with the Investor's affiliate to proceed with the reorganization, providing for a total investment amount of $5.45 million including a payment to Infowave of a $250,000 non-refundable deposit. Infowave worked with Investor over the following three-week period to finalize the definitive terms for the reorganization and on November 18, 2004, Infowave and Investor signed the definitive Investment Agreement providing for the reorganization, including the Arrangements.

NATURE OF THE PROPOSED ARRANGEMENT

9. Another arrangement which is to be effective prior to the Second Arrangement (the "First Arrangement") is sought to effect a transaction whereby, subject to the more specific terms set out in an investment agreement among Infowave, Newco and Investor the issued and outstanding securities of Infowave will be exchanged for similar securities in the capital of Newco so that, following the First Arrangement, the current holders of the securities of Infowave will be holders of securities of Newco and Infowave will be a wholly-owned subsidiary of Newco.

10. The Second Arrangement is sought to effect a transaction whereby, subject to the specific terms set out in the Arrangement Agreement:

      (a) Newco will transfer all of its ScotiaCo voting shares to Newsub in exchange for the issuance by Newsub to Newco of Newsub common voting shares (the "Newsub Voting Shares");

      (b) Newco will surrender to Newsub for cancellation the initial Newsub Voting Share that was issued to Newco upon the incorporation of Newsub;

      (c) the share capital of Newco will be amended to create an unlimited number of Class A Common Voting Shares (the "Newco Class A Shares") and an unlimited number of Class B Preferred Non-voting Shares (the "Newco Class B Shares");

      (d) Newco will issue and deliver to the Newco shareholders one Class A Share and one Class B Share in exchange for the surrender of ten Newco First Shares;

      (e) Newco will distribute to the Newco shareholders one Newsub Voting Share in exchange for the surrender of each Newco Class B Share;

      (f) all of the Newco First Shares and Newco Class B Shares will be cancelled and the Newco Class A Shares will be redesignated as common shares (the "Newco Common Shares");

      (g) Investor will transfer its ScotiaCo Voting Shares and ScotiaCo Non-Voting Shares to Newsub in exchange for the issuance by Newsub to Investor of 10,163,372 Newsub Voting Shares and 914,703,497 Newsub Non-Voting Shares subject to adjustment so that immediately after such exchange Investor holds 30% of the Newsub Voting Shares and 100% of the Newsub Non-Voting Shares representing in the aggregate 97.5% of the issued and outstanding Newsub Shares; and

      (h)   Newsub will change its name to "Coopers Park Real Estate
            Corporation".

No certificates for the Newco Class A Shares or Newco Class B Shares will be issued.

SUPPORT FOR THE ARRANGEMENT

11. Before meetings to approve the terms of the First Arrangement and the Second Arrangement (collectively, the "Arrangements"), the board of directors of Infowave (the "Board of Directors") met several times to review the potential proposal by Investor. In approving the arrangements, the Board of Directors considered a number of factors including the following:

      (a) the purpose and benefits of each arrangement as outlined in the Management Information Circular;

      (b) information concerning the financial condition, results of operations, the business plans and prospects of Infowave, Newco, ScotiaCo and Newsub, and the resulting potential for the enhancement of the business efficiency, management effectiveness and financial results of the two resulting companies;

      (c) the advice of Canaccord Capital Corporation that they would be in a position to provide a fairness opinion with respect to the Arrangements;

      (d) the fact that the Arrangements will only become effective if, after hearing from all interested parties who choose to appear before it, the Court determines that each Arrangement is fair to the Securityholders or Shareholders, as the case may be.

12. The Board of Directors determined based on the factors set out in paragraphs (a) to (d) above and other factors set out in the Management Information Circular, that the First Arrangement and the Second Arrangement are in the best interests of Infowave and are fair to the Securityholders or Shareholders, as the case may be.

IMPRACTICABILITY OF EFFECTING THE SECOND ARRANGEMENT

13. It is my understanding that it is not practicable to effect all aspects of the Second Arrangement under any provision of the CBCA other than through arrangements pursuant to Section 192 of the CBCA for at least the reasons set forth below:

      (a) it is my understanding that, although it may be theoretically possible to bring about by other means at least some of the fundamental corporate changes required to effect the Second Arrangement, attempting to do so would very likely:

            (i) increase materially the lapsed time required to obtain the results;

            (ii)  increase materially the cost of obtaining the results; and

            (iii) increase materially the risk that the First Arrangement would ultimately fail to be completed; and

      (b) I understand that, if made, the order of the Court approving the Second Arrangement will constitute the basis for an exemption from the registration requirements under Section 3(a)(10) of the United States Securities Act of 1933 (the "1933 Act"), with respect to the issue of the Newsub voting shares to the Shareholders. Section 192 of the CBCA is the only provision of the CBCA that provides Newco and Newsub with this exemption from the registration requirements under the 1933 Act, thereby avoiding increased cost, delay and uncertainty.

SOLVENCY OF INFOWAVE

14. Based on the most recent audited financial statements of Infowave for the period ended December 31, 2003 and my knowledge of the company, Infowave is able to pay its liabilities as they become due.

15. The Shareholders will be asked to approve a special resolution in order to reduce Infowave's stated capital by $91,636,144 prior to approval of the First Arrangement. Provided that such special resolution is approved and based on the most recent audited financial statements of Infowave for the period ended December 31, 2003, Infowave will meet the solvency test set forth in paragraph 192(2)(b) of the CBCA prior to the effective date of the First Arrangement. A copy of the Infowave financial statements for the year ended December 31, 2003 are attached as Appendix "F" to the Management Information Circular.

Sworn before me at the City of                  )
Vancouver, Province of British Columbia         )
this ______ day of December, 2004.              )
                                                )
                                                )  _____________________________
_______________________________________         )    George Reznik
A Commissioner for taking Affidavits            )
within the Province of British Columbia         )

                                  INTERIM ORDER               No. L043122
                                                              Vancouver Registry

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

                          IN THE MATTER OF SECTION 192
          OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44
                             AND AMENDMENTS THERETO

                                       AND

                                IN THE MATTER OF

                           INFOWAVE SOFTWARE, INC. AND
                               6311059 CANADA INC.

                                                                     PETITIONERS

AND:

                              0698500 B.C. LTD. AND
                               6322310 CANADA INC.

                                                                     RESPONDENTS

BEFORE MASTER BARBER                   )        FRIDAY, THE 17th DAY
                                       )
                                       )        OF DECEMBER, 2004

                                      ORDER

            The Without Notice Application of the Petitioners, for an interim order pursuant to their Petition filed December 17, 2004 coming on for hearing this day at Vancouver, British Columbia, and upon hearing Jennifer J. Lynch, counsel for the Petitioners and no one appearing for the Respondents and no one appearing for the Director (the "Director") appointed under the Canada Business Corporations Act, R.S.C. 1985, c. C-44 as amended (the "CBCA") although duly given notice and upon reading the material filed;

            THIS COURT ORDERS THAT:

1. Infowave Software, Inc. ("Infowave") is authorized to call, hold and conduct a special general meeting (the "Second Meeting") of the registered holders of Common Shares in the capital of Infowave (the "Common Shares"), (the holders of the Common Shares shall be referred to collectively as the "Shareholders"), on January 17, 2004 at the Hyatt Regency Hotel, Grouse Room, 34th Floor, 655 Burrard Street, Vancouver, British Columbia to consider and, if deemed advisable, to pass, with or without variation, a special resolution of the Shareholders ("Second Arrangement Resolution") to approve, with or without variation, a further arrangement (the "Second Arrangement") involving the successor company to Infowave, a Nova Scotia unlimited liability company, 6311059 Canada Inc. ("Newco"), 6322310 Canada Inc., 0698500 B.C. Ltd. and the Shareholders as more particularly set forth and described in the Second Plan of Arrangement attached as Exhibit "A" of Appendix C of Exhibit "A" to the Affidavit of George Reznik sworn December 17, 2004 and filed herein.

2. The Meeting will be held commencing at 8:30 a.m. (Vancouver time) on January 17, 2004.

3. The Shareholders shall be entitled to vote as a single class on the Second Arrangement Resolution and shall have the right to one vote for each Common Share held.

4. The Second Meeting shall be called, held and conducted in accordance with the CBCA and Articles and By-laws of Infowave, subject to the terms of this Order, and any further Order of this Court and the rulings and directions of the Chairman of the Second Meeting.

5. The Notice of Meeting, Notice of Petition and accompanying Management Information Circular and Form of Proxy (collectively the "Meeting Materials") in substantially the same form as contained in Exhibits to the Affidavit of George Reznik, with such deletions, amendments or additions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Order, shall be sent to the Shareholders as they appear on the securities registers of Infowave at the close of business on

December 16, 2004 pursuant to the terms of paragraph 5 of the Order of this Court granted December 17, 2004 in British Columbia Supreme Court File No. L043121 and that compliance with paragraph 5 of that Order shall constitute good and sufficient notice to the Shareholders of the Second Meeting.

6. The Meeting Materials shall be deemed, for the purposes of this Order, to have been received by the Shareholders:

      (a) in the case of mailing, when deposited in a post office or public letter box;

      (b) in the case of delivery in person, upon personal delivery or upon delivery to the person's address in paragraph 5 of the Order of this Court granted December 17, 2004 in British Columbia Supreme Court File No. L043121; and

      (c) in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch.

7. The accidental omission to give notice of the Second Meeting, or the non-receipt of such notice by any one or more Shareholders or the auditors of Infowave shall not automatically invalidate any resolution passed or proceeding taken at the Second Meeting.

8. The quorum for the Second Meeting shall be the quorum for the approval of a special resolution pursuant to the Articles and By-laws of Infowave.

9. The vote required to pass the Second Arrangement shall be at least 66 2/3% of the aggregate votes cast on the Second Arrangement Resolution by the Shareholders present in person or by proxy at the Second Meeting.

10. The only persons entitled to notice shall be those set out in paragraph 5 of this Order. The only persons entitled to attend the Second Meeting shall be the Shareholders and Infowave's directors, auditor and advisors and any other person admitted on the invitation of the Chairman or with the consent of the Second Meeting, and that the only persons entitled to be represented and to vote at the Second Meeting shall be the registered Shareholders at the close of business on December 16, 2004, subject to the provisions of the CBCA with respect to persons who become registered shareholders of Infowave after that date.

11. The Petitioner Infowave, if it deems advisable, is specifically authorized to adjourn the Second Meeting on one or more occasions, without first obtaining any vote of the Shareholders respecting the adjournment.

12. Prior to the Second Meeting the Petitioner Infowave is authorized to make such amendments, revisions or supplements to the Second Plan of Arrangement as it may determine, without any additional notice to the Shareholders, and the Second Plan of Arrangement as so amended, revised and supplemented shall be the Second Plan of Arrangement submitted to the Second Meeting, and the subject of the Second Arrangement Resolution.

13. Infowave is authorized to use the form of proxy in connection with the Second Meeting, in substantially the same form as attached as Exhibit "D" to the Affidavit. Infowave is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

14. The procedure for the use of proxies at the Second Meeting shall be as set out in the Meeting Materials.

15. Compliance with the provision of Rule 51A of the Rules of Court be dispensed with in this proceeding.

16. The Meeting Materials shall include a copy of the Petition, Affidavit of George Reznik (without exhibits) and Interim Order substantially in the same form found at Appendix D to Exhibit "A" to the Affidavit of George Reznik (collectively the "Second Arrangement Court Materials") and that the Second Arrangement Court Materials shall be deemed to have been received by the Infowave Shareholders at the times specified in paragraph 6 of this Order, whether those persons reside within British Columbia or within another jurisdiction.

17. Sending the Second Arrangement Court Materials in accordance with paragraph 5 of this Order shall constitute good and sufficient service of the within proceedings, including the Second Arrangement Court Materials, the affidavits in support thereunder and no other form of service need be made and no other material need be served on such persons in respect of these proceedings and that service of the affidavits in support is dispensed with except as to service on the Director.

18. Upon approval, with or without variation, of the Second Arrangement Resolution at the Second Meeting in the manner set forth in this Order, and upon the resolution of Infowave as sole shareholder of Newco, and upon the satisfaction or waiver of the conditions precedent in the Arrangement Agreement governing the Second Arrangement, the Petitioner Newco, may apply before this Court for an Order approving the Second Arrangement ("Second Final Order") and that the application be set down for hearing at the Courthouse at 800 Smithe Street, Vancouver, British Columbia at 10:00 a.m. on January 21, 2004 or so soon thereafter as counsel may be heard.

19. Any Shareholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Second Final Order.

20. Any person seeking to appear at the hearing of the application for the Second Final Order shall:

      (a) file an Appearance, in the form prescribed by the Rules of Court, with this Court; and

      (b) deliver the filed Appearance, to the Petitioners' solicitors at their address for delivery set out in the Notice of Petition, on or before 4:00 p.m. on January 14, 2004 subject to other direction of the Court.

21. If the hearing for the Second Final Order is adjourned, only those persons who have filed and delivered an Appearance in accordance with this Order need be served and provided with notice of the adjourned hearing date.

22. The Petitioners shall be entitled, at any time, to apply to vary this Order.

                                          BY THE COURT

                                          DEPUTY DISTRICT REGISTRAR

APPROVED AS TO FORM

_______________________________________
Solicitor for the Petitioners
Jennifer J. Lynch

                                   APPENDIX E
                 INFORMATION RESPECTING INFOWAVE SOFTWARE, INC.

                        Table of Contents for Appendix E

Business..............................................................................................     E-2

Properties............................................................................................    E-15

Legal Proceedings.....................................................................................    E-15

Market for Infowave's Common Shares and Related Matters...............................................    E-16

Selected Financial Data...............................................................................    E-16

Management's Discussion and Analysis of Financial Condition and Results of Operations.................    E-17

Controls and Procedures...............................................................................    E-26

Directors and Officers of Infowave....................................................................    E-27

Statement of Corporate Governance Procedures..........................................................    E-29

Executive Compensation................................................................................    E-29

Indebtedness of Directors, Executive Officers and Senior Officers.....................................    E-33

Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters........    E-33

Certain Relationships and Related Transactions........................................................    E-34

Principal Accountant Fees and Services................................................................    E-35

                                    BUSINESS

All dollar amounts noted in this APPENDIX E are in U.S. dollars unless otherwise noted.

OVERVIEW

Infowave Software, Inc. ("INFOWAVE" or the "COMPANY") provides enterprise mobile applications (EMA), including packaged configurable application software modules that integrate business operations required by mobile workers like asset management, field service and mobile e-mail as well as secure, scalable infrastructure software solutions for developing and deploying mobile software solutions infrastructure platforms. The Company sells direct to enterprises and end-users as well as indirectly through channel partners like System Integrators and Value Added Resellers (VARs).

Focused on enabling organizations with mobile workforces since 1993, Infowave solutions enable mobile workers of all types to access critical enterprise information at the point of work, including work orders, internal communications, asset information, customer details, calendars, schedulization and other important data required to perform their job functions more effectively and productively. The Company provides a suite of mobile software solutions which streamline and integrate business operations required by mobile workers, such as Enterprise Resource Planning (ERP), Field Service, Supply Chain and Asset Management operations.

The Company is organized under the Canada Business Corporations Act. The Company's head office and development facilities are located at Suite 200, 4664 Lougheed Highway, Burnaby, British Columbia, Canada, V5C 5T5 (telephone 604.473.3600). The Company's registered office is at Suite 2600, Three Bentall Centre, 595 Burrard Street, PO Box 49314, Vancouver, British Columbia, Canada, V7X 1L3. The Company's wholly owned subsidiary, Infowave USA Inc., is incorporated under the laws of the State of Washington. Infowave's other subsidiary, Telispark Inc., is incorporated under the laws of the State of Delaware.

HISTORY

The Company was originally formed in 1984 as "GDT Softworks Inc." under the laws of the Province of British Columbia, Canada. Initially focused on developing printer driver solutions, the Company expanded its focus to include developing wireless messaging software in 1993.

By 1996, the Company began to operate its wireless business (the "WIRELESS DIVISION") and its printer driver business (the "IMAGING DIVISION") as distinct operating divisions. The Company's name was changed to "Infowave Wireless Messaging Incorporated" in 1997 and to "Infowave Software, Inc." in 1998. In 2000, the Company focused its time and resources solely on the Wireless Division and sold the Imaging Division effective August 31, 2000.

In February 2001, Mr. Thomas Koll was appointed Chief Executive Officer of the Company. Mr. Koll joined Infowave from Microsoft Corporation, where he held several executive positions in the US and Europe from 1989 to 2001. Most recently, he was Vice President of Microsoft's Network Solutions Group where he was responsible for, among other things, Microsoft's worldwide business with telecommunications companies in the wireless markets. Mr. Koll transitioned to Chairman of the Board of Directors in April 2002.

On July 4, 2003, the Company completed the acquisition of substantially all of the business and assets of HiddenMind Technology, LLC ("HIDDENMIND"), a wireless software company based in Cary, North Carolina. HiddenMind offers a mobile application platform that enables companies to extend existing data and applications to mobile devices. Under the terms of the Asset Purchase Agreement dated July 4, 2003, the Company acquired such business and assets in consideration for US$2,031,105. The purchase price was paid by the Company through the issuance to HiddenMind of 14,966,034 units (the "Units") of the Company having a fair value of $0.15 (Cdn$0.19) per Unit. Each Unit consisted of one common share and one half of one warrant (a "WARRANT"). Each whole Warrant entitles the holder to purchase an additional common share of the Company at an exercise price of $0.15 (Cdn$0.19) until July 4, 2005. The transaction was accounted for under the purchase method of accounting.

In July 2003, the Company completed a brokered private placement of approximately US$3.6 million in which the Company issued 29,642,037 units at $0.12 (Cdn$0.16125). Each Unit consisted of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to purchase one common share for a period of two years from the closing date at a price of $0.17 (Cdn$0.215) per common share. The common shares and warrants comprising the units were subject to a four month hold period. In addition, the Company completed a private placement financing of US$3.0 million private placement with Gerald Trooien, the majority shareholder of HiddenMind, in which the Company issued 29,473,684 units at a price of $0.11 (Cdn$0.1425) per unit. Each Unit consisted of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to purchase one common share for a period of two years from the closing date at a price of $0.15 (Cdn$0.19) per common share. The common shares and warrants comprising the units were subject to a four month hold period.

On October 21, 2003, the Company purchased all of the intellectual property assets of Sproqit Technologies, Inc ("SPROQIT"), a wireless software company based in Kirkland, Washington. Sproqit offers a mobile application platform that enables users to obtain e-mail and other data via hand held personal digital assistant (PDA) and smartphone wireless devices running various operating systems. Under the terms of the acquisition agreement, the Company acquired all of the intellectual property of Sproqit and issued to Sproqit 4,038,550 common shares of Infowave with an estimated fair value of $0.23 (Cdn$0.30) per share. Sproqit has the option to purchase back all of the intellectual property assets sold to the Company for a period of two years for cash consideration equal to the original purchase price plus a premium of 20%, pursuant to an Option Agreement, dated September 23, 2003 and subsequent Amendment dated March 5, 2004 between Infowave and Sproqit. Infowave licensed Sproqit's e-mail technology on an exclusive basis in its core markets at preferential royalty rates, which will continue in the event that the purchase option is exercised by Sproqit. In the event that the option is not exercised by Sproqit, Infowave will retain ownership with no future royalties payable to Sproqit.

In November 2003, Mr. Jerry Meerkatz was appointed President and Chief Executive Officer of the Company. Mr. Meerkatz joined Infowave from Hewlett Packard, where he held several executive positions, the most recent of which was Vice President and General Manager of Enterprise Mobility Solutions. Mr. Meerkatz was appointed to the Company's Board of Directors in July 2003.

In December 2003, Infowave entered into an agreement with Technology Partnerships Canada ("TPC") for an investment up to Cdn$7.3 million to complement Infowave's investment in research and development. Under the terms of this agreement, TPC has agreed to contribute a specified percentage to match Infowave's investment in research and development for several years.

On January 7, 2004, the Company entered into an agreement under which it has acquired control of and subsequently acquired all of the outstanding shares of, Telispark Inc. ("TELISPARK"), a provider of enterprise mobility applications software based in Arlington, Virginia, USA. Under the terms of the acquisition agreement, Infowave paid a total of US$8.4 million for the purchase of 100% of all of the issued and outstanding common shares of Telispark, payable in approximately 57 million Infowave common shares, issuable in two tranches. Infowave completed the initial purchase of approximately 76% of Telispark shares pursuant to a Stock Purchase Agreement dated January 7, 2004. Infowave acquired the remaining Telispark common shares upon receiving shareholder approval of the issuance of a portion of the shares issuable pursuant to the acquisition on March 30, 2004. Infowave also assumed Telispark employee stock options, which are exerciseable into approximately 1.9 million common shares of Infowave. Deloitte Consulting L.P. held approximately 90% of the shares of Telispark at the time Infowave acquired Telispark.

On March 11, 2004, the Company completed a brokered private placement of approximately $4.7 million (Cdn$6.1 million) in which the Company issued 27,931,818 units at $0.17 (Cdn$0.22). Each Unit consisted of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to purchase one common share for a period of two years from the closing date at a price of $0.22 (Cdn$0.29) per common share.

In March 2004, the Company also entered into an agreement with Gerald Trooien to issue approximately 6 million common shares for $1.3 million in a private placement financing. This private placement was subject to shareholder approval, which was obtained on March 30, 2004, and the financing closed on March 31, 2004.

On October 3, 2003 the Company was sued by Visto Corporation ("VISTO"), a private company based in California for patent infringement relating to the system and method for synchronizing e-mail. On September 1, 2004, Infowave and Visto announced that they had resolved the litigation.

STRATEGY

Infowave's strategy is to become the leading enterprise mobile application (EMA) software provider, delivering mobile application and infrastructure software solutions to organizations in need of real-time data access in the field. Today, the Company is focused on vertical industries that are more likely to make large capital investments which consist of utilities, oil and gas, governmental, telecommunications and high tech sectors to help maintain and service complex equipment and inventory in the field or in closed-campus environments like warehouses and plants.

As well, Infowave's strategy is to enable enterprises to streamline their business operations as they pertain to the mobile worker. By providing enterprise mobile end-users with an easy to navigate, intuitive mobile application that enables work flow automation, organizations can improve their asset utilization, minimize inventory investment levels, optimize the supply chain and financially depreciating assets, and provide more efficient service through optimized work processes that eliminate error-prone paper-based processes, increase wrench time, and improve data integrity in a mobile environment. Infowave's Telispark Mobile Enterprise is a suite of configurable pre-integrated "mix and match" mobile software applications that seamlessly and quickly integrate with leading back-end systems including Oracle, SAP, Lotus Notes, Microsoft Exchange, Siebel, MRO, and Indus. Infowave's underlying standards-based mobile middleware software provides a highly scalable, and secure platform for deploying and accessing enterprise data applications consisting of mobile e-mail/PIM, internet applications and server based applications such as CRM, ERP, Supply Chain, Enterprise Asset Management (EAM) and others.

The mobile software market has evolved over the past 4 years. Enterprises and vendors alike saw what worked and what failed, business models, applications, and technology approaches, respectively. Today the market has matured to a point where enterprises can reap real, measurable value from mobile deployments. The enterprise mobile application industry represents an opportunity in the enterprise software market that ties together several major trends that have developed over the past decade:

   - The deployment of back-end applications within the corporate Local Area Network ("LAN") such as Enterprise Resource Planning (ERP), Sales Force Automation (SFA), Groupware (E-mail, Personal Information Management) and Customer Relationship Management (CRM) services has helped to drive increased productivity and efficiency within the enterprise.

   - The increase in the number of mobile workers has expanded the virtual office beyond the physical plant.

   - The integration of the Internet and the extension of back-end database applications to the Internet/Intranet have enabled web-based access to mission-critical data.

   - The increase in mobile device sales has driven the demand for remote, wireless access to corporate data.

   - The coming to market of new integrated PDA / phone devices being offered by different manufacturers powered by various operating systems.

Capital-intensive organizations have spent the past ten years implementing business operations designed to increase operational efficiency and improve asset utilization. Large, expensive systems like Supply Chain Management, CRM, ERP, EAM, and SFA, helped enterprises make progress in preserving, protecting and extending the life of capital assets and increasing operational efficiencies. Unfortunately, these systems are often architected as disparate or non-integrated data sources, limiting the type and amount of enterprise information that can be accessed and interacted with by the mobile user.

Today, large organizations find themselves at a crossroads. The current economics and the ever-increasing size of mobile workforces are forcing organizations to take a closer look at how they utilize their assets and the costs associated with their current operations. Many find that current capital-intensive operations, such as preventive and reactive maintenance, are ineffective and cost millions of dollars a year in lost time and equipment. In looking to fix the situation, organizations find themselves entrenched in isolated, proprietary business operations that cannot be integrated with one another without large services overhauls and the resulting expensive maintenance fees. The bottom line is that enterprises need to improve their approach to the mobile worker if they want to preserve their assets and save money.

Many vendors claim to offer enterprise mobile solutions. Unfortunately, most options are characterized by expensive and non-integrated approaches to the problem. The end result is a limited, unreliable end-user application that is a mobilization of one back-end system.

In order to have a successful mobile application deployment, organizations must consider the following:

   - THE MOBILE BUSINESS PROCESS IS UNIQUE. Mobile users are not at their most productive when a software application is a mirror of a clunky single system. Chances are, the operational implementation was rolled out for planning purposes and did not focus on the end-user.

   - INTEGRATED, CROSS-ENTERPRISE DATA BUSINESS PROCESSES. Mobile users, like utilities maintenance personnel, may need access to many different data sources. For example, a software application that meets the need would provide field techs with access to documentation for equipment information, work orders from Enterprise Asset Management systems, customer information from CIS systems, and Time and Materials capability from financial applications. In most organizations, these systems are disparate and unconnected. Organizations need these systems to talk.

   - VERTICAL EXPERTISE: Packaged software applications that address industry-specific issues cut down on initial services costs as well as deliver a solution that addresses an organization's unique business needs and optimal mobile workflows.

   - PACKAGED DELIVERY: Configurable, off-the-shelf software applications enable rapid deployment of full-featured applications. In addition, administrators can make application changes quickly and cost-effectively as needs change and user bases expand.

   - STANDARDS-BASED MOBILE TECHNOLOGY: Secure, robust mobile software infrastructure is essential to an effective deployment. Selecting a solution that enables uninterrupted application access, regardless of network connection, is critical to ROI and achieving the business objectives of the implementation. Robust synch, run-time, security and standards based architecture are key technology features for successful deployments.

The EMA market is a set of software vendors that aim to provide packaged, configurable, pre-integrated enterprise applications for increasing operational efficiency and improving asset utilization. EMA vendors combine the following in delivering technology offerings:

   -  End-user-focused design principles.

   -  Unique business processes and workflows for mobile users.

   -  Vertical-specific expertise.

   - Robust data adapters and EAI architecture for cross-enterprise integrations.

   - Advanced, standards-based mobile technology for offline access, synch, security, etc.

EMA vendors focus on delivering packaged software applications that are configurable for a certain vertical or business operation. EMA offerings focus on delivering a mobile business process that is configured according to the customer's need. It is not a software set of technologies alone. Mobile technology is a component of executing a highly productive and efficient business process that enables the customer to achieve rapid ROI through increased operational efficiency.

A mobile business process is the optimal application flow or order of access that results in a more productive end-user. Mobile business processes are designed with the mobile end-user at the center. They enable end users to access multiple business operation systems, like ERP, Supply Chain, Financials, Document Management and others. The result for the end-user is access to the right information at the point-of work. A mobile business process is designed very differently than traditional siloed business operations or "mobile" offerings from traditional solution vendors. These vendors often put a transcoder or mobile technology on top of a solution that was designed for a PC or a terminal. This ends up delivering limited functionality to the end-user and propagates the problems the mobile workforce was intended to solve: lack of data integrity, poor asset utilization and lags of productivity within the mobile workforce.

Infowave believes that providing mobile access to corporate data provides the following advantages:

   - Improved productivity and efficiency by enabling mobile workers to stay connected to mission-critical data at all times, either in the field or at home.

   - Leveraging existing hardware and software investments by extending these applications out of the office and into the field.

   - Improved revenue generation by selling the right product to the right customer at the right time.

   - Cost savings by providing faster and less expensive means to interact with employees and clients, and by lowering customer acquisition costs by reaching a wider audience unconstrained by time and place.

   - Competitive advantage by being able to respond to customer queries/concerns in a more timely and effective manner

The Company's objective is to become the leading enterprise mobile application
(EMA) provider of wireless infrastructure and EMA software solutions to the enterprise through a two-pronged sales strategy:

   - First, selling mobile software directly to corporate and enterprise customers;

   - Second, selling mobile application software solutions alongside strategic technology partners such as Indus International and MRO Software to assist them in bringing comprehensive wireless data solutions to market.

In order to stimulate sales of our enterprise portfolio during the past fiscal year, the Company developed a pilot project program designed to make our solution easier to trial. Many companies want to "try before you buy" which results in a trial implementation pilot project prior to making a major commitment to wireless therefore extending the sales cycles. The Company initiated pilots with enterprise customers during 2003 and remains actively engaged in pilot projects with enterprise customers.

By enhancing its solution offering to the enterprise market with the addition of mobile applications obtained through Infowave's acquisition of Telispark in January 2004 from Deloitte Consulting L.P., Infowave is better positioned to provide value to its enterprise customers.

PRODUCTS

Telispark Mobile Enterprise(TM) (Telispark or TME) is a packaged suite of configurable software applications designed to help large organizations service and manage complex equipment in the field or in a campus environment like warehouses and plants. Telispark's software applications are intended to enable a corporate customer to increase the efficiency and productivity of its mobile enterprise workforce, extend the life and effectiveness of its capital assets and increase service revenues. Telispark has created configurable enterprise applications for mobile employees who perform plant maintenance operations, field service operations, asset management and maintenance repair and overhaul operations. Telispark applications provide streamlined work-flow processes via mobile devices and interaction with critical information from back-end systems.

Telispark has focused its marketing efforts on its target market consisting of asset intensive companies in the following vertical segments that are likely to make capital investments:

   -  Energy and utilities, including large telephone companies

   -  Oil and gas

   -  Defense and aerospace

   -  High tech field service

Deloitte has granted Telispark a non-exclusive license for its best practices industry prints ("Industry Prints") that have been developed over the years from Deloitte's enterprise re-engineering consulting engagements. The formal terms of the license agreement relating to the Industry Prints does not include any future royalty or maintenance payable by Telispark to Deloitte. Telispark's objective was to productize the knowledge obtained from these various consulting engagements to design mobile wireless software solutions for the enterprise that are more cost effective for future customers resulting in supporting short pay back and high return on investment.

TME is composed of complementary "mix and match" software modules that can be deployed quickly and securely to yield rapid-ROI applications that streamline and integrate business operations required by mobile workers, such as ERP, Field Service, Supply Chain, Asset Management and personal information management
(PIM) operations. Telispark's robust enterprise data connectors enable rapid and seamless integration with existing back-end data sources including SAP, Siebel, MRO, Lotus Notes, Oracle, Microsoft Exchange and Indus.

      mWORKMANAGER: Work Order Management & Processing. This module records start and end times, breaks down causes and work performed and reviews equipment configuration and repair history.

      mINSPECT: Customer Defined Inspection Toolkit. This module uses bar code readers and fills out forms, provides real-time notification of work order changes across personnel, shifts, and teams.

      mDOCS: Documentation Search & Retrieval Tool. This module accesses the most current fault isolation procedures, user manuals, reports and schematics from any documentation system.

      mDEPOT: Production/Non-Production Stores Management. This module accesses bill of materials, material availability and order replacement parts and identifies parts inventory based on equipment configuration, track material transfers.

      mWAREHOUSE: Comprehensive Warehouse Management Tool. This module performs inventory checks and audits, transfers stock within and between warehouses, issues stock out to work sites, scraps and retires stock, returns equipment to vendors for repair or replacement, performs purchase order receipts and manages stock hierarchies.

      mT&M: Document, Capture and Verify Invoicing. This module documents the work performed, captures customer approval, reviews, updates, and approves submitted invoices by field technicians using any standard web browser, validates the work performed and accumulated charges before the invoice is submitted for billing and provides for audit and reporting.

      mASSET: Asset Management Tool. This module records assets at a given location using bar code readers, automatically updates centralized inventory information and manages configuration and maintenance of the assets.

      mCUSTOMER: Customer Information Access Tool. This module allows mobile workers to access, edit and interact with detailed customer information, such as asset information, Service Level Agreements, and work orders. Mobile workers can perform on-site customer service, collecting payments, conducting site audits, locating inventory stores, and increasing first-time rates on customer equipment.

      MOBILE QUICKSTART: This module is an out-of-the-box mobility solution from HP and Telispark that packages all the software, hardware and services that an enterprise needs to rapidly implement entry-level asset inspection and maintenance solutions

Telispark believes that TME has a number of advantages for the enterprise, as follows:

- Easily configurable, scalable and deployable. Telispark provides an easily scalable solution that can be configured to match an enterprise's specific mobile business processes. Telispark's platform and application suite uses a logical business object framework, which maps to back-office systems. It automatically replicates those objects and processes to a thick client for reliability. Lastly, it manages those applications, with upgrades and data transactions, across a wireless network.

- Accessibility across multiple back-office systems. The mobile worker often requires information that resides in multiple systems. Telispark exchanges and transacts data, such as work orders, material availability, equipment configurations, schematics, and repair procedures, from the mobile client to disparate back-office systems. This eliminates the inefficient activities performed to access that information and leverages the significant investments in back-office systems.

- Standards computing & device independence. Telispark employs a state-of-the-art Java- and XML- based server architecture with advanced client-side scripting. Telispark's thick client has a configurable Client Database Management System that runs on any device. The client applications are written in industry standard user interface development languages, HTML and JavaScript, and supports the various operating systems offered by today's mobile computing devices.

- Business scalable enterprise solutions. Telispark teams with global organizations for scalable solutions that seamlessly work with Telispark's products. These partners include Hardware Vendors, Systems Integrators, Network Providers, and Application Vendors (SAP, Tibco, MRO Software).

- Out-of-network coverage. Since wireless networks cannot be accessed from remote locations, Telispark clients run as standalone thick client applications that store data persistently on the users' handheld devices, allow them to navigate the application, and update their work regardless of network connectivity. The application will time stamp, prioritize and sequence the updates to the back-office system, when the user comes back into wireless coverage.

- Automated data entry and mobile workflow. By using bar code readers and automated workflows to systematically process data, Telispark ensures that the maintenance technician provides timely and accurately entered data.

The Company generates revenue through the sale of TME end-user perpetual licenses, with the price for each license varying based upon the module purchased. Preferential pricing is available for large enterprise site licenses. In addition to one-time software license fees, the Company charges annual maintenance and support fees. The Company also charges fees for installation services, training and professional services such as customization of its software products.

TME is sold to enterprise customers by Infowave's sales force and also partners with third party technology providers such as IBM, Indus and MRO in addition to system integrators like Deloitte and HP on co-selling opportunities.

OEM AND EMBEDDED PARTNERS

Infowave is working to establish OEM distribution partnerships and bundling agreements with hardware manufacturers (device, server, infrastructure) and enterprise software vendors (such as CRM, ERP, etc.). The intent is for Infowave products and technology to be embedded for distribution and installation with partner products.

MARKETING ALLIANCES

Infowave has entered into a select number of marketing alliances with carriers, hardware companies, and other software companies. Marketing alliance partners do not resell the Company's products, but rather engage in joint marketing initiatives such as customer referrals, events, and direct mail activities that create sales leads for Infowave.

COMPETITION

The emerging wireless infrastructure and mobile application marketplace is presenting a variety of choices in wireless products that are required to satisfy the diverse needs of enterprises and their different classes of mobile workers. There has been recent consolidation in the industry that has resulted in a lower number but stronger competitors.

Infowave has attempted to differentiate itself by offering intelligent support for multiple devices, platforms, networks, applications, and services with centralized management in addition to work-flow optimization by specific vertical industry. Infowave believes this approach will allow enterprise customers to optimize choice while leveraging their existing investments in hardware, software and training. Furthermore, Infowave has attempted to provide enterprise-grade security and optimization along with real-time access to both corporate applications and the Internet.

Infowave has also attempted to differentiate itself by providing value added software solutions to specific vertical industries via its acquisition of Telispark such as utilities, oil and gas, telecom and hi-tech field services obtained through its license of Deloitte's Industry Prints. This domain expertise and productivity efficiency enhancement knowledge results in increased understanding of Infowave's customer business issues to provide increased value through the sale of its software solutions.

PROPRIETARY PROTECTION

Infowave's software solutions are protected by certain intellectual property rights and by a combination of copyright, trademark and trade secret laws, non-disclosure agreements and other contractual provisions to establish and maintain its rights. Infowave has also applied for several patents in the United States, which are currently in process. As part of its confidentiality procedures, the Company generally enters into a non-disclosure and confidentiality agreement with all its employees and each of its consultants and specifically with any third-party that would have access to the source code for the Company's software products. As well, the Company strictly limits access to and distribution of its software in executable code form.

However, there can be no assurance that the measures taken by the Company to protect its intellectual property rights will adequately protect those rights.

Although Infowave believes it has the right to use all of the intellectual property incorporated in its products, third parties may claim that the Company's products violate their proprietary rights, including copyrights and patents. If any such claims are made and found to be valid, the Company may have to re-engineer its products or obtain licenses from third parties to continue offering its products. Any efforts to re-engineer its products or obtain licenses from third parties may not be successful and could substantially increase the Company's costs and have a material adverse effect on the business, financial condition and results of operations of the Company. See "Risk Factors
- Intellectual Property Protection".

STAFF HEADCOUNT

As at December 15, 2004, the Company had a total of 40 full time staff with approximately half engaged in research and development activities. The Company's research and development employees are primarily software developers, many with extensive experience in the wireless area. The Company currently believes that there are sufficient available resources in the labour marketplace to meet its short-term needs.

RISK FACTORS

In addition to the other information contained in this Information Circular, readers should carefully consider the following risk factors that may have a material adverse effect on the Company's (and therefore Newco's) business, financial condition or results of operation.

History of Losses

The Company is not currently profitable and has incurred operating losses from continuing operations (calculated in accordance with Canadian Generally Accepted Accounting Principles) of $5,797,515, $9,763,740 and $19,413,246 for the years ended December 31, 2003, 2002 and 2001 respectively. The Company anticipates that its expenses may increase as the Company continues to increase its research and development, sales and marketing and general and administrative expenses and if it acquires additional assets or technology. The Company cannot predict if it will ever achieve profitability, and if it does, it may not be able to sustain or increase profitability. The Auditor's report on the 2003 consolidated financial statements includes additional comments for U.S. readers that states that conditions and events exist that cause substantial doubt about the Company's liability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Wireless Industry Growth

There can be no assurance that the market for the Company's existing or proposed wireless software products will grow, that firms within the industry will adopt the Company's software products for integration with their wireless data software solutions, or that the Company will be successful in independently establishing product markets for its wireless software products. If the various markets in which the Company's software products compete fail to grow, or grow more slowly than the Company currently anticipates, or if the Company were unable to establish product markets for its new software products, the Company's business, results of operation and financial condition would be materially adversely affected.

Rapidly Changing Technologies

The wireless data communications market is characterized by rapidly changing technology and evolving industry standards. Therefore, it is difficult to predict the rate at which the market for the Company's wireless software products will grow, if at all. If the market fails to grow, or grows more slowly than anticipated, the Company will be materially adversely affected. Even if the market does grow, there can be no assurance that the Company's products will achieve commercial success. The Company currently does and expects that it will continue to find itself competing in the market for wireless mobile computing software against other companies with significantly greater financial, marketing and other resources. Such competitors may be able to institute and sustain price wars, or imitate the features of the Company's wireless mobile computing software, thereby reducing prices and thus, the Company's revenues and share of the market.

In addition, the Company's competitors may develop alternative technologies that gain broader market acceptance than the Company's software solutions. As a result, the life cycle of the Company's software solutions is difficult to estimate. The Company may need to develop and introduce new products and enhancements to its existing solutions on a timely basis to keep pace with technological developments, evolving industry standards, changing customer requirements and competitive technologies that may render its solution obsolete. These research and development efforts may require the Company to expend significant capital and other resources. In addition, as a result of the complexities inherent in the Company's solutions, major enhancements or improvements will require long development and testing periods. If the Company fails to develop products and services in a timely fashion, or if it does not enhance its products to meet evolving customer needs and industry standards, including security technology, it may not remain competitive or it may sell its solutions.

Product Improvements

The Company will be at risk if it is unable to continually upgrade and improve its software products, or to develop new software products. The software industry is characterized by a constant flow of new or improved products, which quickly render existing software products obsolete. The Company's competitors may develop technically superior and/or comparable products at the same or lower priced software that would have a materially adverse effect on the Company.

Additional Financing

The Company may not have sufficient capital to fund its own operations without raising additional capital, and/or implementing additional reductions in expenses. Further reductions in expenses may negatively impact the Company's ability to grow the business. No assurance can be given that any additional financing required would be available at all, or on acceptable terms. Such financing, to the extent that it is available may result in substantial dilution to shareholders. To the extent such financing is not available, the Company may not be able to, or may be delayed in, continuing to commercialize its software products and services.

Management of Growth and Expenses

The Company has had a history of expanding rapidly and then was forced to reorganize and downsize to control expenses. This growth, as well as any future growth, and this downsizing as well as any future downsizing, has placed a significant strain on the Company's resources. The Company's ability to achieve and maintain profitability, if at all, will depend on its ability to manage growth and expenses effectively, to implement and expand operational and customer support systems, and to hire additional personnel or rationalize existing personnel. The Company may not be able to augment or improve existing systems and controls or implement new systems and controls to respond to any future growth. In addition, future growth may result in increased responsibilities for management personnel, which may limit their ability to effectively manage the Company's business.

Reliance on Key Personnel and Consultants

The Company is currently dependent upon its senior management, board of directors and consultants, the loss of any of which may significantly affect the performance of the Company and its ability to carry out the successful development and commercialization of its software products and services. Failure to retain management, directors and consultants or to attract and retain additional key employees with necessary skills could have a material adverse impact upon the Company's growth and profitability. The Company may be required to recruit additional software development personnel, and expand its sales force and customer support functions as well as train, motivate and manage its employees. The Company's ability to assimilate new personnel will be critical to its performance. Competition for qualified software development personnel and other professionals is expected to increase. There can be no assurance that the Company will be able to recruit the personnel required to execute its programs or to manage these changes successfully.

Reliance on Key Third-Party Relationships

The Company relies on key third-party relationships, including its relationships with resellers and OEMs, for marketing and sales of its software products. These third parties are not within the control of the Company, may not be obligated to purchase software products from the Company and may also represent and sell competing software products. The loss of any of these third-party relationships, the failure of such parties to perform under agreements with the Company or the inability of the Company to attract and retain new resellers or OEMs with the technical, industry and application experience required to market and sell the Company's software products successfully could have a material adverse effect on the Company.

Competition

A number of competitors have substantially greater financial, technical and marketing resources than the Company. In addition, the market for wireless mobile computing software products continues to develop, and additional competitors with substantially greater financial, technical and marketing resources than the Company may enter the market and competition may intensify. Current or future competitors may develop software products that are superior to the Company's software products or achieve greater market acceptance.

Product Defects

The Company's complex software products may contain undetected errors or defects when first introduced or as new versions are released. There can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found in new software products after commencement of commercial shipments resulting in product recalls and market rejection of the Company's software products and resulting in damage to the Company's reputation, as well as lost revenue, diverted development resources and increased support costs.

Intellectual Property Protection

The Company relies principally upon a combination of copyright, trademark and trade secret laws, non-disclosure agreements and other contractual provisions to establish and maintain its rights. The Company has several patent applications pending. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy or obtain and use information that the Company regards as proprietary. There can be no assurance that the steps taken by the Company to protect its proprietary information will prevent misappropriation of such information. The cost of litigation necessary to enforce the Company's proprietary rights may be prohibitive. Such steps may not preclude competitors from developing confusingly similar brand names or promotional materials or developing software products and services similar to those of the Company.

Although the Company believes that it has the right to use all of the intellectual property incorporated in its software products, third parties may claim that the Company's software products violate their proprietary rights, including copyrights and patents. The cost of litigation necessary to defend the Company's right to use the intellectual property incorporated in its software products may be prohibitive. If any such claims are made and found to be valid or the Company determines it prudent to settle any such claims, the Company may have to re-engineer its software products or obtain licenses from third parties to continue offering its software products or in whole or in part cease using such technology. Any efforts to re-engineer its' software products or obtain licenses from third parties or cease using such technology may not be successful and could substantially increase the Company's costs and have a material adverse effect on the business, financial condition and results of operations of the Company.

Foreign Exchange Rate Exposure

The majority of the Company's revenue is denominated in U.S. dollars. The Company does not engage in currency hedging activities to limit the risks of exchange rate fluctuations. As a result, changes in the relative value of the U.S. dollar to the Canadian dollar and other foreign currencies will affect the Company's revenues and operating margins. The impact of future exchange rate fluctuations between the U.S. dollar and the Canadian dollar or other foreign currencies on revenues and operating margins cannot be accurately predicted and could have a material adverse effect on the Company.

Enforcement of Civil Liabilities

The Company is a corporation organized under the laws of Canada. A number of the Company's directors and professional advisors are residing in Canada or outside of the U.S. All or a substantial portion of the assets of such persons are or may be located outside of the U.S. It may be difficult to effect service of process within the United States upon the Company or upon such directors or professional advisors or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liability of the Company or such persons under U.S. federal securities laws. The Company has been advised that there is doubt as to whether Canadian courts would (i) enforce judgments of U.S. courts obtained against the Company or such directors or professional advisors predicated solely upon the civil liabilities provisions of U.S. federal securities laws, or (ii) impose liability in original actions against the Company or such directors and professional advisors predicated solely upon such U.S. laws. However, a judgment against the Company predicated solely upon civil liabilities provisions of such U.S. federal securities laws may be enforceable in Canada if the U.S. court in which such judgment was obtained has a basis for jurisdiction in that matter that would be recognized by a Canadian court.

Potential Fluctuations in Quarterly Financial Results

The Company's financial results vary from quarter to quarter based on factors such as the timing of significant orders and contract completions and the timing of new product introductions. Any significant fluctuation in revenue could materially adversely affect the Company.

Operating results are difficult to predict and may fluctuate, which may contribute to fluctuations in our stock price

As a result of the rapidly changing and uncertain nature of the markets in which we compete, our quarterly and annual revenue and operating results may fluctuate from period to period, and period to period comparisons may not be meaningful. These fluctuations are caused by a number of factors, many of which are beyond our control. In past periods, our operating results have been affected by personnel reductions and related charges, charges related to losses on excess office facilities, and impairment charges for certain of our assets. Our operating results may be adversely affected by similar or other charges or events in future periods, which could cause the trading price of our stock to decline.

Certain of our expense decisions (for example, research and development and sales and marketing efforts and other business expenses generally) are based on predictions regarding our business and the markets in which we compete. To the extent that these predictions prove inaccurate, our revenue may not be sufficient to offset these expenditures and our operating results may be harmed.

Change in Sales Strategy and Reliance on a Small Number of Customers

A significant proportion of the Company's revenues are from a small number of customers with large orders. For 2003, revenue from three customers represented approximately 40% of revenues. During 2002, three customers accounted for approximately 63% of revenues. The Company has renewed its focus on larger Fortune 500 opportunities that have the potential for significant sales. Predicting the timing of closing such sales is difficult, and the Company may experience swings in revenue, as single opportunities can materially affect the results in any quarter.

Introduction of New Products and Sales Mixture

The Company expanded its product offering during the year with the Telispark Mobile Enterprise obtained through its acquisition of Telispark on January 7, 2004. These products now represent a significant portion of Infowave's business. It is too early at this time to determine how the market will accept the products or whether a significant amount of revenue will be generated from these products.

Certain Shareholders May Exercise Control Over Matters Voted Upon by the Shareholders

Certain of the Company's officers, directors and entities affiliated with the Company together beneficially own a significant portion of the Company's outstanding common shares. While these shareholders do not hold a majority of the Company's outstanding common shares, they may be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and the approval of mergers, consolidations and sales of the Company's assets. This may prevent or discourage tender offers for the Company's common shares.

Possible Market Volatility

The market price for the Common Shares may be subject to significant volatility. Quarterly operating results of the Company or of other companies involved in the wireless industry specifically or technology industries generally, changes in general conditions in the North American economy, the financial markets in North America, failure to meet the projections of securities analysts or other developments affecting the Company or its competitors could cause the market price of the Common Shares to fluctuate substantially. In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities of many companies for reasons unrelated to their operating performance.

Effects of Restructuring Activities

The Company reduced its workforce during 2001 and 2002 and will continue to monitor the appropriate level of labour investment in future to manage expenses accordingly. There have been and may continue to be substantial costs associated with this workforce reduction related to severance and other employee-related costs and the Company's restructuring plan may yield unanticipated consequences, such as attrition beyond its planned reduction in workforce. This workforce reduction has placed an increased burden on the Company's administrative, operational and financial resources and has resulted in increased responsibilities for each of its management personnel. As a result, the Company's ability to respond to unexpected challenges may be impaired and it may be unable to take advantage of new opportunities.

In addition, many of the employees who were terminated possessed specific knowledge or expertise, and that knowledge or expertise may prove to have been important to the Company's operations. In that case, their absence may create significant difficulties. Further, the reduction in workforce may reduce employee morale and may create concern among potential and existing employees about job security at the Company, which may lead to difficulty in hiring and increased turnover in its current workforce, and divert management's attention. In addition, this headcount reduction may subject the Company to the risk of litigation, which could result in substantial costs to it and could divert management's time and attention away from business operations. Any failure by the Company to properly manage this rapid change in workforce could impair the Company's ability to efficiently manage its business to maintain and develop important relationships with third-parties and to attract and retain customers. It could also cause the Company to incur higher operating costs and delays in the execution of its business plan or in the reporting or tracking of its financial results.

Our industry is experiencing consolidation that may cause us to lose key relationships and intensify competition

The wireless mobility industry is undergoing substantial change, which has resulted in increasing consolidation and formation of strategic relationships. We expect this consolidation and strategic partnering to continue. Acquisitions or other consolidating transactions could harm us in a number of ways including:

   - We could lose key strategic relationships if our strategic partners are acquired by or enter into relationships with a competitor (which could cause us to lose access to distribution, content, technology and other resources);

   - We could lose customers if competitors or users of competing technologies consolidate with our current or potential customers; and

   - Our current competitors could become stronger, or new competitors could form, from consolidations.

Any of these events put us at a competitive disadvantage, which could cause us to lose customers, revenue and market share. Consolidation could also force us to expend greater resources to meet new or additional competitive threats, which could also harm our operating results.

Potential acquisitions involve risks that could harm our business and impair our ability to realize potential benefits from acquisitions.

As part of our business strategy, we have acquired technologies and businesses in the past, and expect that we will to continue to do so in the future. The failure to adequately address the financial, legal and operational risks raised by acquisitions of technology and businesses could harm our business and prevent us from realizing the benefits of the acquisitions. Financial risks related to acquisitions may harm our financial position, reported operating results or stock price, and include:

   - Potential equity dilution, use of cash resources and incurrence or debt and contingent liabilities in funding acquisitions;

   - Large write-offs and difficulties in assessment of the relative percentages of in-process research and development expense that can be immediately written off as compared to the amount which must be amortized over the appropriate life of the asset; and

   -  Amortization expenses related to other intangible assets.

Acquisitions also involve operational risks that could harm our existing operations or prevent realization of anticipated benefits from an acquisition. These operational risks include:

   - Difficulties and expenses in assimilating the operations, products, technology, information systems or personnel of the acquired company;

   - Diversion of management's attention from other business concerns and the potential disruption of our ongoing business;

   - Impairment of relationships with employees, affiliates, advertisers and content providers of our business and the acquired business;

   - The assumption of known and unknown liabilities of the acquired company, including intellectual property claims; and

   -  Entrance into markets in which we have no direct prior experience.

If we are not successful in maintaining, managing and adding to our strategic relationships, our business and operating results will be adversely affected.

We rely on many strategic relationships with third parties in connection with our business, including relationship providing for distribution of our products and licensing of technology. The loss of current strategic relationships of the failure of our existing relationships to achieve meaningful positive results for us could harm our business. We may not be able to replace these relationships with others on acceptable terms, or at all, or find alternative sources for resources that these relationships provide.

Financial forecasting of our operating results will be difficult because of the changing nature of our products and business, and our actual results may differ from forecasts.

As a result of the dynamic and changing nature of our products and business, and of the markets in which we compete, it is difficult to accurately forecast our revenues, gross margin, operating expenses and other financial and operating data. Our inability or the inability of the financial community to accurately forecast our operating results could result in our reported net income (losses) in a given quarter to differ from expectations, which could cause a decline in the trading price of our common stock.

                                   PROPERTIES

The Company owns no real property. Pursuant to a lease agreement entered into on July 1, 2002 which expires June 30, 2008, the Company currently leases 12,416 square feet of office space in Burnaby, British Columbia, which the Company uses as its corporate, administrative, and research and development offices.

Pursuant to a lease agreement entered into in March 2004, which expires on March 31, 2006, the Company currently leases 5,115 square feet of office space in Reston, Virginia, which the Company uses as its Sales office.

Pursuant to a lease agreement that expires March 31, 2005, the Company leases 7,329 square feet of office space in Bothell, Washington, the former sales and marketing office of the Company, which the Company currently sublets to a third party.

                                LEGAL PROCEEDINGS

On October 3, 2003 the Company was sued by Visto Corporation ("VISTO"), a private company based in California for patent infringement relating to the system and method for synchronizing e-mail. On November 28, 2003, the Company filed a full answer and counterclaim to the claim and on September 1, 2004, Infowave and Visto announced that they had resolved the litigation.

On November 4, 2004, Infowave announced that it had been sued by Devlan Exploration Inc. ("DEVLAN") in Alberta for, among other things, breach of contract, misrepresentation and breach of duty to bargain in good faith. The allegations related to a proposed transaction between Infowave and Devlan that never proceeded. On November 18, 2004, Infowave announced that Devlan had discontinued the lawsuit in Alberta.

       MARKET FOR INFOWAVE'S COMMON SHARES AND RELATED SHAREHOLDER MATTERS

COMMON SHARES

The Common Shares of the Company are currently traded on The Toronto Stock Exchange (the "TSX") under the symbol "IW". The Common Shares were listed on the TSX on October 14, 1999. The Common Shares do not currently trade on any exchange in the United States. The following table sets forth the high and low closing sale prices, as reported by the TSX, of the Common Shares for the calendar quarters indicated.

PRICE RANGE OF COMMON SHARES

                             HIGH            LOW
                            (CDN$)          (CDN$)
                            ------          ------
2001
   Q4: Oct - Dec             1.86            0.38

2002
   Q1: Jan - Mar             1.99            0.45
   Q2: Apr - Jun             0.60            0.17
   Q3: Jul - Sep             0.22            0.12
   Q4: Oct - Dec             0.50            0.10

2003
   Q1: Jan - Mar             0.38            0.19
   Q2: Apr - Jun             0.28            0.15
   Q3: Jul - Sep             0.44            0.19
   Q4: Oct - Dec             0.40            0.18

2004
   Q1: Jan - Mar             0.38            0.24
   Q2: Apr - Jun             0.27            0.19
   Q3: Jul - Sep             0.19            0.08
   Q4: Oct - Dec             0.14            0.10

As of December 15, 2004, there were 237,145,351 Common Shares issued and outstanding. At such date, there were approximately 154 shareholders of record, but this number includes those shares held in street or nominee names.

DIVIDENDS

The Company has not paid any dividends to date and it does not foresee the declaration or payment of any dividends on the Common Shares in the near future. Any decision to pay dividends on the Common Shares will be made by the board of directors on the basis of the Company's earnings, financial requirements and other conditions existing at such future time.

EXCHANGE CONTROLS

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. However, any dividends remitted to U.S. Holders, as defined below, will be subject to withholding tax. See the heading "Taxation" below.

                             SELECTED FINANCIAL DATA

Set forth below is certain selected financial information of the Company for each year in the three-year period ended December 31, 2003. The selected annual financial information is derived from the Company's audited financial statements. The selected financial information for the eight quarters prior to December 31, 2003 and for the nine months ended September 30, 2004 is derived from the unaudited quarterly financial statements of the Company. The Company's financial statements are expressed in United States dollars and prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), which are not materially different from United States GAAP except as explained in note 15 of the financial statements included in APPENDIX G to this Information Circular. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" along with the financial statements and notes thereto.

CANADIAN GAAP

                                                                                                  NINE MONTHS ENDED
                                                                                                    SEPTEMBER 30
                                                       YEARS ENDED DECEMBER 31 (AUDITED)             (UNAUDITED)
                                                  -------------------------------------------       -----------
                                                     2001             2002            2003              2004
                                                  -----------     -----------     -----------       -----------
Income Statement Data
       Sales                                      $ 3,189,253     $ 1,821,041     $ 1,624,820       $ 3,619,130
       Loss for the year                           20,860,436       9,716,065       5,757,631         8,390,753
       Loss per share                                    0.90            0.18            0.05              0.04
Balance Sheet Data
       Total assets                                13,657,675       4,158,757       9,935,349        19,409,474
       Long term obligations                                -               -         218,292           465,007
       Share capital                               42,447,141      56,539,360      65,700,311        81,273,081
       Cash dividends declared per Common Share             -               -               -                 -

UNITED STATES GAAP

                                                      2001          2002          2003
                                                  -----------   -----------   -----------
Income Statement Data
       Sales                                      $ 3,189,253   $ 1,821,041   $ 1,624,820
       Loss for the year                           20,986,922    10,138,827     5,757,631
       Loss per share                                    0.79          0.17          0.05
Balance Sheet Data
       Total assets                                13,657,675     4,158,757     9,935,349
       Long term obligations                                -             -
       Share capital                              $43,618,486   $57,710,705   $66,871,656
       Cash dividends declared per Common Share             -             -             -

United States GAAP financial data are not available for interim September 30, 2004 reporting period.

                                                                 QUARTER ENDED (UNAUDITED)
                             -------------------------------------------------------------------------------------------------
                                2002         2002         2002         2002        2003       2003        2003         2003
                                 Q1           Q2           Q3           Q4          Q1         Q2          Q3           Q4
                             ----------   ----------   ----------   ----------   --------   --------   ----------   ----------
Income Statement
       Sales                 $  325,261   $  517,977   $  676,415   $  301,388   $411,856   $505,397   $  381,395   $  326,172
       Loss for the period    3,376,025    4,234,514    1,069,608    1,035,918    955,460    919,970    1,505,648    2,376,553
       Loss per share              0.09         0.07         0.02         0.02       0.01       0.01         0.01         0.02

   MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

The following should be read in conjunction with the audited annual, and the unaudited quarterly financial statements and notes thereto included in APPENDIX G to this Information Circular and the quarterly and selected financial information included above.

CORPORATE SUMMARY

The Company provides enterprise mobile applications ("EMA"), including packaged configurable application software modules that integrate business operations required by mobile workers like asset management, field service and mobile e-mail as well as secure, scalable infrastructure software solutions for developing and deploying mobile solutions and infrastructure platforms. The Company sells direct to enterprises and end-users as well as indirectly through channel partners like independent software vendors ("ISV'S"), System Integrators ("SI'S") and network operators ("CARRIERS").

Infowave's strategy is to become the leading enterprise mobile application provider, delivering mobile applications and infrastructure solutions to organizations in need of real-time data access in the field. Today, the Company is focused on vertical industries that are more likely to make large capital investments which consist of utilities, oil and gas, governmental, telecommunications and high tech sectors to help maintain and service complex equipment and inventory in the field or in closed-campus environments like warehouses and plants.

Focused on enabling organizations with mobile workforces since 1993, Infowave solutions enable mobile workers of all types to access critical enterprise information at the point of work, including work orders, internal communications, asset information, customer details, calendars, schedulization and other important data required to perform their job functions more effectively and productively. The Company's objective is to become the leading EMA provider of wireless infrastructure and EMA software solutions to enterprise customers alongside strategic technology partners such as IBM, Indus International, and MRO Software. The Company provides complete enterprise-grade application suites like Telispark Mobile Enterprise that streamlines and integrates business operations required by mobile workers, such as ERP, Field Service, Supply Chain and Asset Management operations. The Company made a strategic decision early this year to aggressively move into the rapidly emerging EMA arena. This decision was anchored in January 2004 by the acquisition of Telispark. The Telispark Mobile Enterprise suite offers solutions for large scale mobile field service and mobile asset management applications. During the quarter ended September 30, 2004, the Company announced that unfortunately, this new focus has also resulted in a decision to discontinue the sales and support of the Symmetry Pro and Wireless Business Engine. This decision will allow the Company to concentrate its resources on being a leading provider of EMA software solutions.

On January 7, 2004, the Company entered into a Stock Purchase Agreement under which it has acquired control of all of the outstanding shares of, Telispark Inc., a provider of enterprise mobility applications software solutions based in Arlington, Virginia. Under the terms of the acquisition agreement, Infowave agreed to issue 46,164,398 common shares for the purchase of all of the issued and outstanding common shares of Telispark in two tranches. Infowave had completed the initial purchase of 75.9% of Telispark's shares on January 8, 2004. Infowave also granted options to Telispark's employees, which will be exercisable into 1,901,865 common shares of the Company. Upon obtaining shareholders approval, Infowave acquired the remaining 24.1% of Telispark common shares by issuing an additional 11,122,136 common shares on April 2, 2004, at which time Telispark became a wholly owned subsidiary of the Company. The results of Telispark's operations are included in the Company's consolidated financial statements starting from January 8, 2004.

Infowave has expanded its product offering while renewing its focus on the enterprise market through its acquisition of Telispark. While Infowave has increased its value proposition with enterprise mobility application solutions targeted at specific vertical market segments, the sales cycles may be long and Infowave remains exposed to macroeconomic environment trends regarding capital expenditure spending by enterprise businesses. The Company has integrated its operations with Telispark. While this integration has been successful, the Company continued its focus on mitigating potential risks and challenges associated with operating the combined business. Retention of key employees, servicing of customers and control of costs are the primary focus of the Company in order to manage the combined companies for future business success.

CRITICAL ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in conformity with the Canadian generally accepted accounting principles, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

The Company's accounting policies are fundamental to understanding management's discussion and analysis of results of operations and financial condition since they involve significant estimates and assumptions used in preparing its consolidated financial statements. These policies are described in the Company's 2003 Annual Report on Form 10-K as filed with the SEC. During the nine months ended September 30, 2004, the Company did not adopt any new accounting policy that would have a material impact on its consolidated financial statements, nor did it make changes to existing accounting policies except for the adoption of the amended recommendation of the Canadian Institute of Chartered Accountants ("CICA") for accounting for employee stock-based compensation effective January 2004 (which is discussed in note 4 to the financial statements). In accordance with the transition provision in the amended standard, the Company has accounted retroactively for all employee stock options granted, settled, or modified since January 1, 2002 using the fair value method. The amended standard has been applied retroactively, with restatement of prior periods.

Senior management has discussed with the Company's Audit and Governance Committee the development, selection and disclosure of accounting estimates used in the preparation of the consolidated financial statements.

Quarterly Financial Performance Summary

The following table summarizes unaudited and restated financial performance for the past eight quarters of the Company:

                                                        Quarter ended
                                  -------------------------------------------------------
                                  September 30,    June 30,     March 31,    December 31,
                                      2004          2004          2004          2003
                                  -------------  ----------    ----------    ------------
Revenue                            $1,500,093    $  845,355    $1,273,682    $  326,172
Costs of sales                        566,552       321,766       567,519        39,475
                                   ----------    ----------    ----------    ----------
Gross margin                          933,541       523,589       706,163       286,697
                                   ----------    ----------    ----------    ----------
Operating expense
   Research and development           316,126       889,668     1,060,791       307,635
   Sales and marketing                688,442     1,237,949       971,053       663,848
   Administration                     581,817       739,916       984,902       718,556
   Restructuring                            -        61,885       225,746             -
   Impairment                               -             -             -       614,578
   Depreciation and amortization      378,914       287,979       657,532       366,651
                                   ----------    ----------    ----------    ----------
Total operating expenses            1,965,299     3,217,397     3,900,024     2,671,268
                                   ----------    ----------    ----------    ----------

Net operating loss                  1,031,758    $2,693,808    $3,193,861    $2,384,571
                                   ==========    ==========    ==========    ==========
HB 3870 Compensation Expense           80,380        59,863        40,890        33,655

Stock-based compensation expense under the method adopted January 1, 2004 has been included retroactively in the above-noted figures and is allocated as follows:

Research and development   29,675   22,885   17,208   10,614
Sales and marketing        29,923   18,675   12,517   13,481
Administration             20,782   18,303   11,165    9,560


                                                        Quarter ended
                                  ---------------------------------------------------------
                                  September 30,    June 30,       March 31,    December 31,
                                      2003           2003           2003          2002
                                  -------------   ----------     ----------    ------------
Revenue                            $  381,395     $  505,397     $  411,856     $  301,388
Costs of sales                         41,535         61,855         56,839         38,544
                                   ----------     ----------     ----------     ----------
Gross margin                          339,860        443,542        355,017        262,844
                                   ----------     ----------     ----------     ----------
Operating expense

   Research and development           653,150        489,137        507,011        367,650
   Sales and marketing                658,651        399,129        368,791        466,979
   Administration                     457,469        391,204        328,952        331,160
   Depreciation and amortization      310,813         99,972        108,310        165,609
                                   ----------     ----------     ----------     ----------
Total operating expenses            2,080,083      1,379,443      1,313,064      1,331,398
                                   ----------     ----------     ----------     ----------
Net operating loss                 $1,740,223     $  935,901     $  958,047     $1,068,554
                                   ==========     ==========     ==========     ==========

REVENUES

Revenues are derived from the sale of software licenses, implementation and customization professional services ("professional services") and maintenance and support services. License and maintenance revenues are normally generated from licensing our products to end-users and value added resellers or system integrators. Service revenues are generated from professional services sold to end-users and also include software subscription services provided to customers.

Revenues for the three months ended September 30, 2004 were $1,500,093 representing an increase of 77% from $845,355 in the three months ended June 30, 2004 and an increase of 293% from $381,395 in the three months ended September 30, 2003.

For the three months ended September 30, 2004, the Company continued on its plan to drive the sales of our EMA services and products. The increase in revenue for the three months ended September 30, 2004 as compared to the three months ended September 30, 2003 is primarily attributable to the Company's sale of EMA services and products which accounted for approximately 90% of the total revenue during the current quarter ended. Infowave experienced lower revenue attributable to its non-EMA product lines due to low sales of its Symmetry product line via its network operator distribution partners and low volume of new sales of its Wireless Business Engine enterprise products. During the quarter ended September 30, 2004, the Company announced that the sales and support of the Symmetry Pro and Wireless Business Engine will discontinue, but current customers will be supported until March 31, 2005.

Revenue mix for the three months ended September 30, 2004 was attributable to 22% from software license fees, 14% from maintenance and support fees, and 64% from professional service fees. This compares to 17% from software license fees, 26% from maintenance and support fees, and 57% from professional service fees for the three month periods ended June 30, 2004. In comparison to the same period of 2003, the revenue mix was 39% from software license fees, 36% from maintenance and support fees, and 25% from professional service fees. The Company reported a significantly higher percentage of revenue attributable to the provision of implementation and consulting professional services to its customers during the three months ended September 30, 2004 as a result of completion of several project milestones and the recognition of their corresponding revenues. The Company anticipates professional services to continue to comprise a significant percentage of its total revenue comparable to that experienced during the three month period ended September 30, 2004.

The Company experienced significant concentration of its revenue attributable to its three most significant customers during the three month period ended September 30, 2004. The Company expects future revenues to be concentrated amongst its most significant customers comparable to that experienced in the three month period ended September 30, 2004. The three largest customers accounted for the following percentage of total revenue of the Company for the three months ended:

                                September 30,
Three largest customers             2004         June 30, 2004     March 31, 2004   September 30, 2003
                                -------------    -------------     --------------   ------------------
Revenues                         $1,323,914         $413,718          $823,377           $131,089
Percentage of total revenues             88%              49%               65%                34%

The Company's geographical revenues are as follows with the largest attributable to customers located in the United States for the three months ended:

Geographical         September 30,              June 30,                 March 31,               September
Location                 2004          %          2004         %           2004          %       30, 2003        %
------------          ----------      ---       --------      ---       ----------      ---       --------      ---
United States         $1,444,426       94%      $391,360       47%      $1,084,842       85%      $268,065       70%
Canada                     5,500        1%       205,899       24%          74,316        6%        10,859        3%
Europe                    40,000        3%        95,670       11%          96,608        8%        77,415       20%
Asia/Other                10,167        2%       152,426       18%          17,916        1%        25,056        7%
                      ----------      ---       --------      ---       ----------      ---       --------      ---
Total                 $1,500,093      100%      $845,355      100%      $1,273,682      100%      $381,395      100%
                      ----------      ---       --------      ---       ----------      ---       --------      ---

Approximately 94% of the Company's revenue for the three months ended September 30, 2004 was from customers in the United States, 1% from customers in Canada and 5% from customers outside of North America primarily attributable to Europe. This compares to 47% from the United States, 24% from Canada and 29% from Europe and the rest of the world for the three months ended June 30, 2004. This also compares to 70% from the United States, 3% from Canada and 27% from Europe and the rest of the world for the three months ended September 30, 2003.

COST OF SALES

Cost of sales consists of product related costs including product documentation and shipping, royalties to third parties for resale of technology, costs related to delivery of professional implementation and customization services and variable sales costs.

Three months                       September 30,             June 30,             March 31,            September 30,
ended                                 2004            %       2004          %       2004         %         2003           %
------------                          ----           ---      ----         ---      ----        ---        ----          ----
Revenues                          $1,500,093         100%    $845,355      100%   $1,273,682    100%     $381,395        100%
Cost of Sales                        566,552          38%     321,766       38%      567,519     45%       41,535         11%
                                  ----------         ---     --------      ---    ----------   ----      --------        ---
Gross Margin                      $  933,541          62%    $523,589       62%   $  706,163     55%     $339,860         89%
                                  ----------         ---     --------      ---    ----------   ----      --------        ---

Gross margins for the third quarter of 2004 were 62%, compared to 62% in the previous quarter ended June 30, 2004 and 89% in the quarter ended September 30, 2003. The decrease in gross margins in the quarter as compared to the quarter ended September 30, 2003 is attributable to the increased cost of professional service delivery resulting from increased service revenue. The Company expects to experience comparable gross margins going forward to that experienced during the three month period ended September 30, 2004 which is due to its increased percentage of total revenue attributable to professional service delivery.

Due to the Company's acquisition of Telispark in January 2004, the Company reported a significantly higher percentage of revenue attributable to the provision of implementation and customization professional services to its customers during the three months ended September 30, 2004 as compared to the three months ended September 30, 2003. As a result, the Company incurred costs related to the delivery of these services to its customers which have been included in cost of sales for this period. The remaining balance of cost of sales is attributable to costs related to license sales including documentation, shipping and royalties to third party technology providers and variable sales commission.

Prior to the acquisition of Telispark, the company's gross margins fluctuated depending on the product revenue mix and on the sales of third party products for the three months ended September 30, 2003.

OPERATING EXPENSES

                                        September 30,                                                         September 30,
Three months ended                          2004             June 30, 2004            March 31, 2004              2003
                                            ----             -------------            --------------              ----
Total operating expenses                 $1,965,299            $3,217,397               $3,900,024             $2,080,083
                                         ----------            ----------               ----------             ----------
As a percentage of total revenues               131%                  381%                     306%                   545%
                                         ----------            ----------               ----------             ----------

During the quarter ended September 30, 2004, the Company completed the integration of Telispark into its operations and hence realized certain costs savings from the synergies of the combined business. Total operating expenses for the Company (comprised of research and development, sales and marketing, administration, restructuring and depreciation charges) for the third quarter ended September 30, 2004 were $1,965,299 which decreased 39% from $3,217,397 in the previous quarter primarily due to headcount reduction of 28% of its integrated business and the resultant savings in labour and benefits costs, and decreased 6% from $2,080,083 in the third quarter of 2003. This decrease over the three-month period ended September 30, 2003 is primarily attributable to lower research and development expenditures and the reduction in headcount.

As at September 30, 2004, the Company's headcount was 38, compared to 53 as at June 30, 2004 and 51 as at September 30, 2003.

Research and Development

                                        September 30,                                                         September 30,
Three months ended                          2004              June 30, 2004           March 31, 2004              2003
                                            ----              -------------           --------------              ----
Research and development                  $316,126              $889,668                $1,060,791              $653,150
                                          --------              --------                ----------              --------
As a percentage of total revenues               21%                  105%                       83%                  171%
                                          --------              --------                ----------              --------

Research and development ("R&D") expenses consist primarily of salaries and related personnel costs, consulting fees associated with product development and costs of technology acquired from third parties to incorporate into products currently under development.

Total research and development expenses for the third quarter of 2004 totaled $316,126 representing a decrease of 64% from the prior quarter total of $889,668 and 52% decrease from $653,150 in the third quarter of 2003. The Company believes that its investment in R&D is sufficient to support its current product line. Approximately 32% of the Company's total headcount remains in R&D. This decrease over the three-month period ended September 30, 2003 is primarily attributable to the reduction in headcount, resources being transferred to professional services and net TPC funding of approximately $51,000 net of amortization of Infowave warrants to be issued by the Company.

On April 13, 2004, the Company announced that it had been advised by TPC that it was withholding payments on funding claims submitted to date by the Company until the completion of an audit as to the contract award process. On July 29, 2004 the Company was advised by TPC that, as a result of TPC's review of contribution agreements with several companies, including the Company, TPC was of the view that the Company had breached the terms of the contribution agreement that restricted the use of third parties to secure the agreement. The Company was requested to either correct the condition or event complained of or to demonstrate to the satisfaction of the Minister of Industry that it had taken steps necessary to correct the condition, and to provide notice of such rectification within 30 days.

Infowave believes it acted properly and in good faith at all times. The Company co-operated fully with Industry Canada's auditors and sought to resolve this issue expeditiously so that it could move forward with the continued successful implementation of its business strategy. On August 25, 2004, the Company has reached an agreement with Industry Canada to settle outstanding issues over whether Infowave was in compliance with certain provisions of its funding agreement with TPC.

Under the terms of the agreement, TPC reduced its funding to Infowave by 15 per cent or Cdn$1.1 million. This will reduce Infowave's total TPC funding from Cdn$7.3 million to Cdn$6.2 million. This is the same amount Infowave was to pay the third party consultant for its assistance in developing Infowave's technology road map and with its application for TPC funding. As previously disclosed in Infowave's 2003 annual report, Infowave cancelled its agreement with this third party consultant in February 2004 with no obligation for any payment to the consultant by Infowave.

As a result of this financial obligation, the fair value of the warrants of Cdn$2 million to be issued by the Company to TPC during the period October 1, 2005 to December 31, 2005 will be recognized through amortization and expensed to offset the funding benefit recognized, based on the proportion that the amount received from TPC funding relative to the total funding approved. During the three months ended September 30, 2004, funding benefits of $133,034 was recognized and warrant expense of $81,814 was amortized. In the prior quarters ended June 30, 2004 and March 31, 2004, the Company had ceased to record any TPC benefit until the final audit outcome was known.

For the quarter ended September 30, 2004 the Company continued to focus its R&D efforts on projects that, in its opinion, had the greatest potential to positively impact revenue in the short to mid-term.

Sales and Marketing

                                         September 30,
Three months ended                           2004            June 30, 2004       March 31, 2004        September 30, 2003
                                             ----            -------------       --------------        ------------------
Sales and marketing                        $668,442           $1,237,949            $971,053                $658,651
                                           --------           ----------            --------                --------
As a percentage of total revenues                45%                 146%                 76%                    173%
                                           --------           ----------            --------                --------

Sales and marketing expenses consist primarily of salaries and related personnel costs, sales commissions, credit card fees, subscriber acquisition costs, consulting fees, trade show expenses, advertising costs and costs of marketing collateral.

Sales & marketing expenses for the three months ended September 30, 2004 were $668,442 compared to $1,237,949 in the three months ended June 30, 2004 and $658,651 in the three months ended September 30, 2003. The decrease of 46% from the previous three months is attributable to a decrease in headcount due to the acquisition of Telispark and the non-cash compensation expense attributable to shares issued in the Company's acquisition of Telispark. Sales and marketing expenses were comparable to the same period in the prior year with an increase of 2%.

Administration

                                          September 30,
Three months ended                             2004             June 30, 2004         March 31, 2004        September 30, 2003
                                               ----             -------------         --------------        ------------------
Administration                               $581,817              $739,916              $984,902                $457,469
                                             --------              --------              --------                --------
As a percentage of total revenues                  39%                   88%                   77%                    120%
                                             --------              --------              --------                --------

Administration expenses consist primarily of salaries, related personnel costs, fees for professional and temporary services and other general corporate and contractor costs.

Administration expenses of $581,817 decreased by 21% from expenses of $739,916 in the prior quarter and increased by 27% from expenses of $457,469 in the comparable quarter of 2003. The decrease over the prior quarter was due to a decrease in professional fees.

DEPRECIATION AND AMORTIZATION

Amortization expense totaled $378,914 in the three months ended September 30, 2004 which is 32% higher than amortization expense of $287,979 in the three months ended June 30, 2004 and 22% higher than $310,813 in the same period of 2003. The increase over the prior quarter resulted from adjustment of the acquired Telispark intangible assets from ten to seven years straight line amortization. The increase over the three months ended September 30, 2003 is attributable to the amortization of intangible assets with definite lives that were acquired by Infowave as part of the Telispark transaction in January 2004.

RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

During the three months ended March 31, 2004, the Company completed a restructuring plan that significantly reduced operating expenses and preserved capital by implementing a headcount reduction of 24 staff from 55 at the beginning of the year. The 24 employees terminated were Infowave employees and not the acquired company's staff.

The Company's decisions to close its UK sales office and terminate all UK-based employees, to terminate all US-based sales staff, and to reduce sales and product-related employees in Canada were made due to poor sales and business performance by the Company's wireless email software business unit. This is evidenced by the Company's poor financial performance for the preceding quarter ended December 31, 2003. Since certain sales targets were not attained by the Company, Infowave restructured its operations resulting in a reduction of its investment in its wireless email business unit. Management believes that the reduction of these positions will have no material effect on the future operations of the Company.

The restructuring charge of $225,746 recorded in the March 31, 2004 interim financial statements comprised severance amounts to be paid to Infowave employees, lease termination costs incurred to exit the U.K. facility, and related legal fees. No employees of Telispark, the acquired company, were included in the restructuring charge.

Severance costs of the Telispark employees were accounted for as part of the purchase price allocation upon acquisition. The Company accrued for severance payments to Telispark employees totaling approximately $670,000 as part of its purchase price allocation referred to in note 6 to the March 31, 2004 interim financial statements.

The Company completed the integration of its operations with Telispark during the three months ended March 31, 2004. The restructuring charge recorded on the June 30, 2004 interim financial statements for $61,885 resulted from management's re-evaluation of the staffing requirements of the combined business based on the results of operations achieved since acquisition. Following this re-evaluation and in response to lower than anticipated customer demand, the Company terminated certain professional services employees who were being underutilized. Management believes that these terminations will have no material effect on the future operations of the Company.

The Company did not incur any restructuring charge in the third quarter ended September 30, 2004 or the same quarter of the prior year. The Company does not anticipate that further significant restructuring charges will be required during the remainder of the fiscal year.

Total restructuring charges for the nine months ended September 30, 2004, were $287,631. These restructuring charges related to previously announced staff reductions, the closure of the UK office, and the related legal and lease termination costs. A balance of $19,208 remains accrued for employee termination costs as at September 30, 2004.

INTEREST AND OTHER INCOME

Interest and other income for the three months ended September 30, 2004 was $10,463 compared to $20,449 and $27,042 for the three months ended June 30, 2004 and September 30, 2003, respectively. The decrease in income is attributable to an decrease in cash and cash equivalent balances for the majority of the three months ended June 30, 2004 offset by a decrease in interest rates offered on cash equivalent investments.

Foreign exchange loss was $56,841 for the three months ended September 30, 2004, compared to a loss of $415,442 in the three months ended June 30, 2004 and a gain of $127,153 in the same period last year. The changes are due to fluctuations in the foreign exchange rate between the Canadian and US Dollar. The Canadian dollar strengthened approximately 4% against the US dollar during the three months ended September 30, 2004 that impacted the Company's results as significant portions of the Company's monetary balances are in Canadian denomination.

NINE MONTHS ENDED SEPTEMBER 30, 2004 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2003

Total revenues for the nine months ended September 30, 2004 were $3,619,130 which represented a $2,320,482 or 179% increase from the comparable period in 2003. The revenue breakdown for the nine-month period ending September 30, 2004 comprised of 33% in license fees, 20% in support and maintenance and 47% in professional service fees. In comparison, the same period prior year revenue mix was 59% in license fees, 26% in support and maintenance and 15% in professional service fees. The Company reported a significantly higher percentage of revenue attributable to the provision of implementation and customization professional services to its customers during the nine months ended September 30, 2004. The Company anticipates professional services to continue to comprise a significant percentage of its total revenue comparable to that experienced during the nine month period ended September 30, 2004.

Gross margins were 62% for the period ended September 30, 2004, compared to 89% in the nine months ended September 30, 2003. The decrease in gross margins in the quarter as compared to the nine month period ended September 30, 2003 is attributable to the increased cost of professional service delivery resulting from increased service revenue. The Company expects to experience comparable gross margins going forward to that experienced during the nine month period ended September 30, 2004 which is due to its increased percentage of total revenue attributable to professional service delivery.

Total operating expenses for the nine months ended September 30, 2004 was $9,082,720 versus $4,772,590 for the same period in 2003. R&D expenses have increased by 37% from $1,649,299 in the 2003 period to $2,266,585 in 2004 which is primarily attributable to the increase in headcount due to the acquisition of Telispark. Sales and marketing expenses of $2,897,444 increased by 103% from $1,426,571 largely attributed to an increase in headcount as a result of the acquisition of Telispark. G&A costs of $2,306,635 represented an increase of $1,129,010 or 96% due to the Telispark acquisition as headcount increased, with the addition of a CEO, and an increase in professional fees attributable to Visto lawsuit. Total operating expenses also include $287,631 in restructuring charges compared to nil in the same period of the prior year.

Amortization expense increased to $1,324,425 in the first nine months of 2004 from $519,095 in the same period of 2003. The increase of 155% is due to the amortization of significant additions to the intangible asset base in 2004. The intangible assets were acquired through the purchase of Telispark, Inc. in 2004 and HiddenMind Technology, LLC in July 2003.

Interest and other income for the nine months ended September 30, 2004 was $30,191, compared to $53,816 in the comparable period in 2003. The Company carried a higher average cash balance in the third quarter as a result of a financing that closed during the first quarter of 2004 offset by a reduction in interest rates over the prior year.

Foreign exchange loss increased to $492,046 at the end of September 30, 2004 from a gain of $18,144 at the end of September 30, 2003. The fluctuation is due to the movement in the price of the US dollar as it weakened against the Canadian dollar.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents at September 30, 2004 totaled $5,124,545. Included in this total amount is security of $150,000 held in short term investments to support a lease obligation.

The Company's total working capital decreased by $155,299 to $5,649,199 at September 30, 2004, compared to $5,804,498 at June 30, 2004 and $5,966,949 at
September 30, 2003.

At September 30, 2004, the Company held accounts receivable of $1,198,233 net of allowances for doubtful accounts of $nil which was a decrease of 8% over the three months ended June 30, 2004 and an increase of 281% over the same period of 2003. As well, the Company held TPC receivable of $950,683.

Capital assets decreased from $440,350 at June 30, 2004 to $406,569 at September 30, 2004.

As at September 30, 2004, the Company's primary sources of liquidity consisted of cash and a convertible loan agreement. The convertible loan agreement, signed on March 8, 2002 with Hewlett Packard ("HP"), provides the Company with access to funds under a convertible revolving loan of up to $2,000,000. The principal amount outstanding under the loan may be converted into Common Shares at a price of $1.00 per share, at any time up to March 8, 2005, subject to adjustment in certain circumstances. The Company could draw down amounts under the loan up to a maximum of the lesser of $2.0 million or the adjusted net working capital (as defined in the loan agreement) of the Company. Any principal amount outstanding bears interest at prime plus 3.25%. Certain assets of the Company, excluding its intellectual property, secure the loan. Under the terms of this agreement, the Company and HP were to achieve minimum annual sales targets, which to date were not met. As a result of not attaining minimum annual sales targets required under the term of the convertible loan agreement, any draw downs by the Company require HP's prior written consent. At September 30, 2004, no amounts were outstanding on the operating line or the convertible loan.

The Company believes it has sufficient capital as at September 30, 2004, based on its current business plan, to meet all anticipated demands for the remainder of the fiscal year ended December 31, 2004. In the event that revenues are lower and/or expenses are higher than anticipated, the Company may be required to obtain additional cash resources in the form of external debt or equity financing to continue to support the execution of its business plan.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company conducts the majority of its transactions in Canadian dollars and, therefore, uses the Canadian dollar as its base currency of measurement. However, most of the Company's revenues and some of its expenses are denominated in United States dollars which results in an exposure to foreign currency gains and losses on the resulting US dollar denominated cash, accounts receivable, and accounts payable balances. As of September 30, 2004, the Company has not engaged in derivative hedging activities on foreign currency transactions and/or balances. Although realized foreign currency gains and losses have not historically been material, fluctuations in exchange rates between the United States dollar and other foreign currencies and the Canadian dollar could materially affect the Company's results of operations. To the extent that the Company implements hedging activities in the future with respect to foreign currency exchange transactions, there can be no assurance that the Company will be successful in such hedging activities. Telispark is a self-sustaining subsidiary of the Company and thus US$ is its functional currency.

While the Company believes that inflation has not had a material adverse effect on its results of operations, there can be no assurance that inflation will not have a material adverse effect on the Company's results of operations in the future.

                             CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 132-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2003 (the "EVALUATION DATE"). Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to included in the Company's periodic SEC filings.

CHANGES IN INTERNAL CONTROLS

There were no significant changes made to the Company's internal controls or, to its knowledge, in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions taken with regard to significant deficiencies and material weaknesses.

                       DIRECTORS AND OFFICERS OF INFOWAVE

The following table sets forth certain current information regarding the executive officers, directors and key employees of Infowave as at December 15, 2004.

NAME                                                              AGE               POSITION
----                                                              ---               --------
Jerry Meerkatz.................................................    47       President and Chief Executive Officer
George Reznik .................................................    38       COO & Chief Financial Officer
Tod Weber .....................................................    41       SVP, Sales, Marketing & Business
                                                                            Development
Paul Townsend..................................................    43       Vice President, Development
Thomas Koll ...................................................    48       Chairman of the Board (1)
Jim McIntosh ..................................................    40       Director (1) (3)
Leonard Brody .................................................    33       Director (3)
Tyron Williams  ...............................................    64       Director (1) (2) (3)
Christine Rogers...............................................    48       Director (2)
Jerry Trooien..................................................    57       Director (2)

Notes:

      (1)   Member of the Audit Committee

      (2)   Member of the Compensation Committee

      (3)   Member of the Corporate Governance and Nominating Committee

EXECUTIVE TEAM

JERRY MEERKATZ has served as President and Chief Executive Officer since November 18, 2003 and has over twenty-four years of senior executive management experience in the IT industry. Prior to Infowave, Mr. Meerkatz served as former Vice President and General Manager of Enterprise Mobility Solutions for HP. Most notably, he is credited with heading the creation of the iPAQ sub-brand and bringing the original iPAQ commercial desktop and iPAQ PDA products to market. Mr. Meerkatz also formed Compaq's Global Mobile/Wireless Solutions Strategy Group where he structured the Global Compaq Wireless Internet Development office focusing on business modeling, solutions development, wireless solutions centers and global market messaging.

GEORGE REZNIK has served as Chief Financial Officer since March 1, 2002 and has over fifteen years of senior financial management experience. On September 15, 2004, Mr. Reznik also became the Company's Chief Operating Officer. Prior to joining Infowave, Mr. Reznik served as Vice-President of Finance at Pivotal Corporation from April 1999 to February 2002, where he was a member of the executive management team. From July 1994 to March 1999, Mr. Reznik was a Senior Manager, Corporate Finance, at Deloitte & Touche, LLP, where he was a member of the senior management team and led the business valuation practice for British Columbia. Prior to July 1994, Mr. Reznik was with Deloitte & Touche LLP (since May 1987) in various capacities with their London, UK, Caribbean and Winnipeg, Canada offices. Mr. Reznik, who received a Bachelor's of Commerce (Honours) degree from the University of Manitoba, is a Chartered Accountant, Certified Fraud Examiner and Chartered Business Valuator.

TOD WEBER has served as Senior Vice President of Sales, Marketing and Business Development since August 18, 2003 first with Telispark and then Infowave in January, 2004. Mr. Weber brings more than 20 years of senior sales, management, engineering and consulting experience to the company. Prior to Telispark, Mr. Weber led a very successful career at Parametric Technology Corporation (Nasdaq:PMTC) where he was part of a sales organization that grew sales from $11 million to over $1 billion in eight years. During his 13-year career at PTC, which culminated in the position of senior vice president, he led sales efforts in building the company's major commercial and federal accounts as well as global strategic alliance organizations. Prior to Parametric Technology, he served in a variety of consulting and aerospace engineering positions at General Dynamics, SRS Technologies and the U.S. Navy.

PAUL TOWNSEND has served as Vice President, Development since September 15, 2004. Mr. Townsend has over 20 years software development experience and most recently served as Infowave's Director of Product Development. Prior to Infowave, Mr. Townsend was VP Engineering/CTO/Co-Founder of Altus Solutions, where he lead the development of performance management solutions for the telecommunications carrier market. Prior to Altus

Solutions, Mr. Townsend was Director of Product Development at CrossKeys Systems Corporation, where he oversaw the development and delivery of telecommunications network management solutions to a worldwide portfolio of customers. Prior to this, Mr. Townsend also held a variety of management and technical positions at MPR Teltech.

DIRECTORS

THOMAS KOLL joined Infowave in February 2001 as Chief Executive Officer and was President of the Company from August 15, 2001 until April 2002. Mr. Koll joined Infowave from Microsoft Corporation, where he held several executive positions in the US and in Europe from 1989 to 2001. Most recently, from 1997 to 2001, he was Vice President of Microsoft's Network Solutions Group where he was responsible for Microsoft's worldwide business with telecommunications companies in the wireline and wireless markets, network equipment providers and Internet service providers. In this position, Mr. Koll was instrumental in developing Microsoft's vision for mobility and initiated its wireless strategy. Prior to this position, he held positions of General Manager of the Dedicated System Group, General Manager of Microsoft's worldwide business planning and strategy, as well as General Manager and Acting Country Manager, Microsoft Germany. Thomas Koll holds a master's degree in political science from Free University of Berlin. In April 2002, Mr. Koll transitioned to Chairman of the Board, and remains active in senior business development activities.

JIM MCINTOSH has served as a director since June 1991. From June 1991 to July 2000, Mr. McIntosh served as President and Chief Executive Officer of the Company.

LEONARD BRODY has served as a director since April 2004. Mr. Brody is one of Canada's most respected entrepreneurs and growth thinkers. He is currently on the Board of several technology companies, as well as, acts as a senior advisor to several venture capital funds around the world. He is currently a member of the Board of CATA and the Canadian Ebusiness Initiative. Mr. Brody was the founder and CEO of Ipreo and is the former VP, Corporate Development and General Counsel of Onvia Canada which was sold to Bell Actimedia. Mr. Brody is the co-author of the best-selling book, "Innovation Nation: Canadian Leadership from Java to Jurassic Park".

TYRON (TARNIE) WILLIAMS has served as a director since April 2003. Mr. Williams is an independent consultant, and since 1993 has been Adjunct Professor, Faculty of Commerce and Business Administration at the University of British Columbia. From 1988 to 1991 he was President and CEO of Distinctive Software Inc. of Vancouver and, upon the acquisition of that company by Electronic Arts Inc., North America's largest publisher of interactive software, he became President and CEO of Electronic Arts (Canada) Inc. where he continued until 1993. He is presently the Chairman of CellStop International Limited, the manufacturer of an innovative automobile security device located in South Africa; and the President and CEO of Bingo.com, an internet entertainment portal. Mr. Williams has considerable experience in many fields, including computer and video games, biotechnology, real estate, and computer technology. He has either founded, funded, or been mentor to over 25 technology ventures over his 40 year business career. He is also a Director of YM Biosciences Inc., and several other private corporations.

CHRISTINE ROGERS has served as a director since January 2004. She is a successful entrepreneur with expertise in creating and implementing operational strategies that drive profitable business results. Her career developed by doing interesting, leading edge work in different disciplines over the last 25 years. From a start in finance, she moved to sales, technology enabled marketing and finally professional services. Her last role as an employee was as Senior Vice President for Pivotal Corporation, where she had full profit and loss responsibility for a global Professional Services Organization in an enterprise software company. Recently, she fulfilled the role of Vice President, Operations, for MDSI as they prepared themselves for growth through acquisition

JERRY TROOIEN has served as a director since January 8, 2004. Mr. Trooien is a successful real estate developer, a retired professional athlete and an active investor and advisor to various companies. He also has run and owned airplane-holding companies and transportation-related businesses as well as founding and funding a not-for-profit charitable organization that supports public education. In addition, Mr. Trooien has held contracts with two NFL teams
- the Washington Redskins and the Minnesota Vikings - played professional hockey in both Austria and with the World Hockey Association's Chicago Cougars.

BOARD COMMITTEES

The Board of Directors (the "BOARD") has established three Board committees: the Audit Committee; the Compensation Committee; and the Corporate Governance and Nominating Committee.

Audit Committee

The responsibilities of the Audit Committee include: reviewing the Company's audited financial statements and presenting them to the Board for approval, reviewing internal accounting procedures and consulting with and reviewing the services provided by the Company's auditors. As at December 15, 2004, the Audit Committee is comprised of Tyron (Tarnie) Williams , Jim McIntosh and Thomas Koll who are independent of management. The Chairman of the Audit Committee is Tyron (Tarnie) Williams who is a financial expert.

Compensation Committee

The responsibilities of the compensation committee include: reviewing and recommending to the Board the compensation and benefits of all the executive officers of the Company, and establishing and reviewing general policies relating to compensation and benefits for the employees of the Company. As at December 15, 2004, the Compensation Committee comprised of Christine Rogers (Chair), Tyron (Tarnie) Williams and Jerry Trooien.

Corporate Governance Committee

The responsibilities of the corporate governance committee include: evaluating the contribution of each director on an individual basis, assessing the collective performance of the Board, proposing new nominees to the Board and analyzing the existing structure of the Board. As at December 15, 2004, the Corporate Governance Committee consisted of Leonard Brody (Chair), Tyron (Tarnie) Williams and Jim McIntosh.

Compliance with Section 16(a) of the Exchange Act

The Company is a "foreign private issuer" as defined in Rule 3b-4 promulgated under the Securities Exchange of 1934, as amended (the "EXCHANGE ACT"), and, therefore, its officers, directors and greater than 10% shareholders are not subject to section 16 of the Exchange Act pursuant to Rule 3a12-3(b) promulgated under such Act.

The Company does not have a Code of Ethics but plans to adopt a Code of Ethics in the upcoming fiscal year.

                   STATEMENT OF CORPORATE GOVERNANCE POLICIES

The Board of Directors of Infowave adopted a Corporate Governance Policy (the "POLICY") on March 20, 2000. Infowave's compliance with the guidelines for corporate governance as set out in the TSX Company Manual (the "MANUAL") is described in EXHIBIT "A" to this Appendix E.

                             EXECUTIVE COMPENSATION

AGGREGATE COMPENSATION

For the fiscal year ended December 31, 2003, there were six executive officers of the Corporation and the aggregate cash compensation paid to them by the Corporation was US$909,135. Except as described herein, there are no plans in effect pursuant to which cash or non-cash compensation was paid or distributed to such executive officers during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table sets forth all compensation paid expressed in US dollars in respect of the Chief Executive Officer of the Corporation, the Chief Financial Officer of the Corporation and each of the Corporation's three most highly compensated executive officers, other than the CEO and the CFO, who were serving as executive officers at the end of the most recently completed fiscal year of the Corporation whose total salary and bonus exceeded

Cdn.$150,000 plus any additional individuals who were not executive officers at the end of 2003, but who would otherwise have been included (the "Named Executive Officers") for the years ended December 31, 2003, 2002 and 2001.

SUMMARY COMPENSATION TABLE

                                                                                  LONG-TERM
                                                    ANNUAL COMPENSATION          COMPENSATION
                                                   ----------------------     ------------------      ALL OTHER
NAME AND PRINCIPAL POSITION                         SALARY        BONUS           SECURITIES         COMPENSATION
---------------------------                          (US$)        (US$)       UNDERLYING OPTIONS         (US$)
                                                   ---------    ---------     ------------------     ------------
Jerry Meerkatz                             2003    $  25,000    $   6,250           2,650,000                   -
President & Chief Executive                2002            -            -                   -                   -
Officer(1)                                 2001            -            -                   -                   -
George Reznik                              2003    $ 125,057    $  61,119             675,000                   -
Chief Financial Officer(2)                 2002    $  88,152    $  19,783             375,000                   -
                                           2001            -            -                   -                   -
Sal Visca                                  2003    $ 167,151    $ 122,058             593,750                   -
Chief Technology Officer                   2002    $ 141,801    $  12,200             230,000                   -
                                           2001    $ 141,291    $  15,457             198,000                   -
Thomas Koll                                2003    $  52,500            -             150,000           $ 350,000
Chairman of the Board(3)                   2002    $ 204,808            -             675,000                   -
Former President and CEO                   2001    $ 305,577            -             930,000                   -
Jim McIntosh                               2003            -            -             150,000                   -
Director                                   2002            -            -              75,000                   -
Former President(4)(5)                     2001            -            -              25,000                   -
Bill Tam                                   2003    $  71,599    $  11,686             231,250                   -
Former Executive Vice President Sales and  2002    $  48,224            -             254,000                   -
Sales and Marketing(6)                     2001            -            -                   -                   -

Notes:

      (1) Mr. Meerkatz was appointed President and Chief Executive Officer in November 2003.

      (2)   Mr. Reznik joined the Corporation in February 2002.

      (3) Mr. Koll was appointed Chief Executive Officer and Director on February 15, 2001. Mr. Koll was appointed President on August 8, 2001. Mr. Koll was appointed Chairman on April 23, 2002 and resigned as President and Chief Executive Officer on that date. Other compensation refers to a severance payment of US$350,000 which was deferred from 2002.

      (4) Mr. McIntosh, in his capacity as a Director, served as a member of the Office of the President from April 23, 2002 until November 2003.

      (5) Effective April 23, 2002, the Corporation appointed an Office of the President, which was a committee comprised of George Reznik, Chief Financial Officer, Sal Visca, Chief Technology Officer, Bill Tam, then Executive Vice President Sales and Marketing, and Jim McIntosh, Director. As the Company Act (British Columbia) required the Corporation to have a President, Jim McIntosh was formally appointed President. As of November, 2003 the Office of the President was dissolved due to the hiring of Jerry Meerkatz as President and Chief Executive Officer.

      (6) Mr. Tam ceased to be the Executive Vice President Sales and Marketing in August, 2003.

OPTIONS TO PURCHASE SECURITIES

A total of 3,918,750 options to purchase Common Shares were granted to the Named Executive Officers during the fiscal year ended December 31, 2003. These options are described in the table set forth below:

OPTION GRANTS IN 2003


                                       INDIVIDUAL GRANTS                        POTENTIAL REALIZABLE
                   --------------------------------------------------------       VALUE AT ASSUMED
                                  % OF TOTAL                                    ANNUAL RATES OF STOCK
                    NUMBER OF       OPTIONS                                    PRICE APPRECIATION FOR
                    SECURITIES     GRANTED TO                                       OPTION TERM
                    UNDERLYING     EMPLOYEES     EXERCISE PRICE                        (CDN$)
                     OPTIONS       IN FISCAL     (PER SHARE)(2)   EXPIRATION   ----------------------
     NAME            GRANTED        YEAR (1)        (CDN$)           DATE          5%           10%
----------------   -------------  -----------    -------------    ----------   ---------     --------
Jerry Meerkatz        150,000(3)          1.7%            $0.21     Jul 1/08   $   8,703     $ 19,231
                    2,500,000            28.8%            $0.22    Nov 18/08   $ 151,955     $335,781
George Reznik         375,000             4.3%            $0.21     Jul 1/08   $  21,757     $ 48,078
                      300,000             3.5%            $0.22    Nov 18/08   $  18,235     $ 40,294
Sal Visca             293,750             3.4%            $0.21     Jul 1/08   $  17,043     $ 37,661
                      300,000             3.5%            $0.22    Nov 18/08   $  18,235     $ 40,294
Thomas Koll           150,000(3)          1.7%            $0.21     Jul 1/08   $   8,703     $ 19,231
Jim McIntosh          150,000(3)          1.7%            $0.21     Jul 1/08   $   8,703     $ 19,231
Bill Tam              231,250             2.7%            $0.21     Jul 1/08   $  13,417     $ 26,093

Notes:

      (1) During 2003, options to purchase a total of 8,687,750 Common Shares were issued to employees and directors.

      (2) The exercise price per share was equal to the fair market value of the Common Shares at the close of business on the date prior to the date of grant.

      (3) These options were granted as compensation for their services as Directors.

NOTIONAL YEAR-END OPTION VALUES

Options to acquire a total of 332,000 Common Shares were exercised by the Named Executive Officers during the last completed financial year. The notional value of unexercised but exercisable/unexercisable options at year end is set out in the table below:

AGGREGATED OPTION EXERCISES IN 2003 AND YEAR-END OPTION VALUES

                                                                              VALUE OF UNEXERCISED BUT
                                                   NUMBER OF SECURITIES      EXERCISABLE IN-THE-MONEY
                 SECURITIES    AGGREGATE VALUE    UNDERLYING UNEXERCISED       OPTIONS AT YEAR END
                 ACQUIRED ON      REALIZED        OPTIONS AT YEAR END (#)    EXERCISABLE/UNEXERCISABLE
    NAME         EXERCISE (#)      (CDN$)        EXERCISABLE/UNEXERCISABLE          (CDN$) (1)
--------------   ------------  ---------------   -------------------------   -------------------------
Jerry Meerkatz              -                -            75,000/2,575,000             $1,500/$26,500
George Reznik         225,000          $11,200              79,168/595,832             $ 1,417/$9,083
Sal Visca             107,000          $ 5,350             183,626/528,124             $ 7,046/$7,729
Thomas Koll                 -                -             650,000/175,000             $12,500/$2,500
Jim McIntosh                -                -              150,000/75,000             $ 7,500/$1,500
Bill Tam               62,500          $10,625                         -/-                         -/-

Note:

      (1) Notional value at December 31, 2003 based upon the December 31, 2003 closing price of the Common Shares on the Toronto Stock Exchange of Cdn$0.23.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Except as described below, no Named Executive Officer has any special compensatory plan or arrangement, including payment to be received from the Corporation or any of its subsidiaries, if such plan or arrangement results or will result from the resignation, retirement or any other termination of employment of the Named Executive Officer's employment with the Corporation and its subsidiaries or from a change of control of the Corporation or any subsidiary or a change in the Named Executive Officer's responsibilities following a change-in-control where the amount involved, including all periodic payments or instalments, exceeds Cdn$100,000.

The Corporation has entered into an employment agreement with Jerry Meerkatz, President and Chief Executive Officer, which provides that if he is terminated without cause, he is entitled to a severance payment equal to 12 months salary. As well, in the event the Corporation is sold, acquired or otherwise merged and the transaction results in a person or combination of persons acquiring more than 50% of the voting securities of the Corporation (or results in existing shareholders of the Corporation holding less than 50% of the voting securities of the Corporation) or the Corporation sells all or substantially all of the assets of the Corporation (a "Change of Control") 50% (in the first 12 months of employment) and 100% (after 12 months employment) of unvested options shall vest immediately.

The Corporation has entered into an employment agreement with George Reznik, Chief Financial Officer, which provides that if Mr. Reznik is terminated without cause, he shall receive written notice and a package equal to 7.5 months which, at the Corporation's discretion may be given as a combination of pay in lieu of notice and working notice, provided that any working notice shall not exceed two months notice. The package will consist of 7.5 months salary, payment of 100% of any quarterly bonus then due, 50% of bonuses that would have been earned during the 7.5 month period, and continued benefits during the 7.5 month period. In the event of a Change of Control of the Corporation and Mr. Reznik is terminated without cause at any time within six months following the transaction, he is entitled to a severance payment equal to 7.5 months salary plus benefits during the 7.5 month period, payment of 100% of any quarterly bonus then due and 50% of bonuses that would have been earned during the 7.5 month period following termination. In addition, in the event of a Change of Control, 100% of Mr. Reznik's unvested options will immediately vest and become exercisable.

The Corporation has entered into an employment agreement with Sal Visca, Chief Technology Officer, which provides that if Mr. Visca is terminated without cause, he shall receive written notice and a package equal to 7.5 months which, at the Corporation's discretion may be given as a combination of pay in lieu of notice and working notice, provided that any working notice shall not exceed two months notice. The package will consist of 7.5 months of salary, payment of 100% of his quarterly bonus then due, 50% of bonuses that would have been earned during the 7.5 month period, and continued benefits during the 7.5 month period. In the event of a Change of Control of the Corporation and Mr. Visca is terminated without cause at any time within six months following the transaction, he is entitled to a severance payment equal to 7.5 months salary plus benefits during the 7.5 month period, payment of 100% of his quarterly bonus then due and 50% of bonuses that would have been earned during the 7.5 month period following termination. In addition, in the event of a Change of Control, 100% of Mr. Visca's unvested options will immediately vest and become exercisable. On September 15, 2004, Mr. Visca relinquished his CTO role in order to form and chair the Advisory Board, which will provide strategic product input and market strategy.

REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee is responsible for establishing management compensation based on the Board of Directors' evaluation of management performance. It is the responsibility of the Compensation Committee to ensure management compensation is competitive to enable the Corporation to continue to attract talented individuals. Ordinarily, the Chief Executive Officer meets with the Compensation Committee annually to receive their recommendations. All final decisions require approval of the Board of Directors.

It is the policy of the Compensation Committee to compensate management for performance using three forms of remuneration: base salary, cash bonus and stock option grants. Base salary is determined largely by reference to market conditions, while annual incentive cash and stock option awards provide the opportunity for cash compensation and enhanced share value based upon exceptional individual and departmental performance and the overall success of the Corporation in any given year. The Compensation Committee does not have a pre-determined performance based compensation plan but rather reviews the performance of each Named Executive Officer at the end of each fiscal year.

In 2003, the Board of Directors conducted a search for a new President and Chief Executive Officer. The Board of Directors considered a number of candidates and ultimately selected Mr. Meerkatz. The Board of Directors believes that the salary paid to Mr. Meerkatz is commensurate with his position, his experience and salaries paid by comparable companies. In considering comparable companies, the Board of Directors considered, among other things, the industry in which the Corporation operates, the competitive landscape for hiring executives within this industry, the public nature of the Corporation, the market capitalization of the Corporation and the responsibilities of the President and Chief Executive Officer.

The Compensation Committee also considered the form and amount of compensation provided to each of the Named Executive Officers, other than the Chief Executive Officer. The Compensation Committee generally awarded bonuses and granted stock options based upon the success of the Corporation during 2003, including the advancement of the development of the Corporation's technology, the meeting of corporate finance milestones and the development of important long-term strategic alliances. The Compensation Committee also reviewed the annual salaries of each of the other Named Executive Officers and established their salaries at levels which the Compensation Committee believes are competitive with comparable companies as described above. The Compensation Committee believes that, to the extent possible, the Corporation should continue to incentivize all of the Named Executive Officers through a combination of stock option grants and performance based bonuses as opposed to general increases in annual salary.

COMPENSATION OF DIRECTORS

No remuneration was paid to the current Directors of the Corporation in their capacity as Directors, for the fiscal year ended December 31, 2003.

There are currently no agreements or arrangements with any Directors of the Corporation in respect of cash compensation in their capacity as Directors, other than incentive stock options granted to such Directors.

No pension plan or retirement benefit plans have been instituted by the Corporation and none are proposed at this time.

       INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No Director, executive officer or senior officer has been indebted to the Corporation at any time during the previous fiscal year.

               SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                   MANAGEMENT AND RELATED SHAREHOLDER MATTERS

EQUITY COMPENSATION PLAN

The following table provides information about the Company's common stock that may be issued upon the exercise of options and rights under all of the Company's existing equity compensation plans as of December 15, 2004:

                                           NUMBER OF SECURITIES                                                NUMBER OF SECURITIES
                                            TO BE ISSUED UPON                  WEIGHTED-AVERAGE              REMAINING AVAILABLE FOR
                                               EXERCISE OF                    EXERCISE PRICE OF               FUTURE ISSUANCE UNDER
                                           OUTSTANDING OPTIONS,              OUTSTANDING OPTIONS,              EQUITY COMPENSATION
                                           WARRANTS AND RIGHTS               WARRANTS AND RIGHTS                 PLANS (EXCLUDING
           PLAN CATEGORY                   WARRANTS AND RIGHTS               WARRANTS AND RIGHTS              SECURITIES REFLECTED)
---------------------------------          --------------------              --------------------            -----------------------
Equity compensation plans                       21,542,199                          $0.31                           3,230,430
approved by security holders
Equity compensation plans                          - nil -                        - nil -                             - nil -
no approved by security
holders                                         ----------                        -------                           ---------
           Total                                21,542,199                          $0.31                           3,230,430
                                                ----------                        -------                           ---------

The following table sets forth certain information known to the Company with respect to the beneficial ownership of its common shares as of December 15, 2004, by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding common shares, (ii) each director of the Company,
(iii) each Named Executive Officer, and (iv) all directors and officers as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Shares listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

The principal address of each of the individuals identified below is 4664 Lougheed Highway, Suite 200, Burnaby, British Columbia, Canada, V5C 5T5, except where another address is listed.

DIRECTORS, EXECUTIVE OFFICERS EARNING MORE                                            NUMBER OF SHARES     PERCENT OF TOTAL SHARES
THAN $100,000 AND 5% SHAREHOLDERS                                                    BENEFICIALLY OWNED            OWNED
----------------------------------------------------                                 ------------------    -----------------------
Gerald Trooien (1)                                                                        62,996,536               26.55%
Deloitte Consulting LP (2)                                                                24,568,280               10.36%
Thomas Koll (3)                                                                            3,194,116                1.34%
Jerry Meerkatz (4)                                                                         2,341,000                0.98%
Jim McIntosh (5) (6)                                                                       1,788,400                0.75%
George Reznik (7)                                                                            579,561                0.24%
Todd Weber (8)                                                                               512,455                0.22%
Christine Rogers (9)                                                                         100,000                0.04%
Leonard Brody  (10)                                                                          100,000                0.04%
Tyron (Tarnie) Williams (11)                                                                 100,000                0.04%
Paul Townsend (12)                                                                            96,261                0.04%
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (13)                                      96,376,609               40.60%

Notes:

      (1) Includes 14,966,034 shares held by HiddenMind Technologies Inc. (which Mr. Trooien indirectly controls) and includes 100,000 shares related to options exercisable within 60 days from December 15, 2004.

      (2) Relates to shares acquired from the sale of Telispark, Inc. on January 7, 2004.

      (3) Includes 1,233,332 shares related to options exercisable within 60 days from December 15, 2004

      (4) Relates to 1,218,750 shares held and 1,122,250 shares for options exercisable within 60 days of December 15, 2004.

      (5) Includes 1,197,713 common shares beneficially owned through 529452 B.C. Ltd. (See note (7)) and 333,332 shares related to options exercisable within 60 days from December 15, 2004.

      (6) The issued share capital of 529452 B.C. Ltd. consists of 100 Class A voting shares and 100 Class B non-voting shares and 1,000 Class C preferred shares and 1,000 Class D preferred shares. Jim McIntosh holds 51 of the Class A voting shares, 51 of the Class B non-voting shares and all 1,000 of the Class D preferred shares.

      (7) Relates to 579,561 shares for options exercisable within 60 days of December 15, 2004.

      (8) Relates to 188,593 shares held and 323,862 shares for options exercisable within 60 days of December 15, 2004.

      (9) Relates to 100,000 shares for options exercisable within 60 days of December 15, 2004.

      (10) Relates to 100,000 shares for options exercisable within 60 days of December 15, 2004.

      (11) Relates to 100,000 shares for options exercisable within 60 days of December 15, 2004.

      (12) Relates to 96,261 shares for options exercisable within 60 days of December 15, 2004.

      (13) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, based on factors including voting and investment power with respect to shares. Common shares subject to options currently exercisable, or exercisable within 60 days after December 15, 2004, are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership for any other person.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as otherwise disclosed in this Information Circular, no director, senior officer or principal shareholder of the Company, or associate or affiliate of any of the foregoing, has any other material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or will materially affect the Company from January 1, 2003 through December 31, 2003.

                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

The fees billed by KPMG LLP for the indicated services performed during fiscal 2003 and fiscal 2002 were as follows:

                                                            FISCAL 2003     FISCAL 2002
                                                           -------------   --------------
Audit fees                                                 $      55,900   $       67,330
Audit-related fees                                               122,448           44,065
Tax fees                                                          27,537                -
All other fees                                                    42,973                -
                                                           -------------   --------------
Total fees                                                 $     248,858   $      111,395
                                                           =============   ==============

Audit fees: Consists of fees related to professional services rendered in connection with the audit of our annual financial statements, the reviews of the financial statements included in each of our Quarterly Reports on Form 10-Q and accounting consultations that relate to the audited financial statements and are necessary to comply with generally accepted auditing standards.

Audit-related fees: Consists of fees for assurance and related services and consisted primarily professional services rendered in connection with equity financings and the acquisitions of HiddenMind and Telispark.

Tax fees: Consists of fees billed for professional services related to federal and state tax return preparation.

All other fees: Consists primarily of tax advice and advice related to transactions.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors. All fees billed by outside auditors incurred in 2003 were pre-approved by the audit committee. Our audit committee has determined that KPMG's rendering of all other non-audit services is compatible with maintaining auditor independence.

The audit committee's policy is to pre-approve all audit and permissible non-audit services performed by the independent auditors. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted a policy for the pre-approval of services provided by the independent auditors. Under the policy, pre-approval is generally provided for particular services or categories of services, including planned services, project based services and routine consultations projects. Each category is subject to a specific budget or quarterly dollar amount. In addition, the Audit Committee may also pre-approve particular services on a case-by-case basis. For each proposed service, the independent auditor is required to provide detailed back-up documentation at the time of approval.

                                    EXHIBIT A

                  A STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Manual Guideline (1) Stewardship Responsibilities: The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:

a) adoption of a strategic planning process;

b) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;

c) succession planning, including appointing, training and monitoring senior management;

d) a communications policy for the corporation; and

e) the integrity of the corporation's internal control and management information systems.

Under the Corporate Governance Policy (the "Policy") established by the Board, the Board has an overall responsibility to oversee the affairs of the Corporation for the benefit of the shareholders. The Board is, with the exception of issues to be decided by the Corporation's shareholders, the ultimate decision-making body of the Corporation. The guiding principle of the Policy is that all significant Corporation decisions require Board consideration and approval.

The Board assumes responsibility for overseeing the strategic planning of the Corporation. The consideration of the strategic plan is an ongoing process and is typically an agenda item at Board meetings. The Board provides input to the plan throughout the process. The final Board meeting of the fiscal year provides a formal framework for the full consideration of management's business plan. The Board will approve, subject to the adoption of its recommendations, the business plan.

The identification and management of the dominant business risks is an explicit part of the strategic planning process. The Board accepts the responsibility for monitoring the Corporation's risk management strategy and may instruct the Audit Committee to investigate issues of concern. The Corporation's risk management strategy requires Board approval.

The Board ordinarily appoints the Chief Executive Officer and approves the appointment of other management. The Board ordinarily plans for succession to the position of Chief Executive Officer and other key management positions. The Chief Executive Officer will provide to the Board an assessment of management and their potential as a successor and an assessment of individuals considered potential successors to selected management positions.

The Board believes that management is best able to speak on behalf of the Corporation. Senior management is responsible for establishing effective communication links with the Corporation's various stakeholders. All core disclosure documents require Board approval before public release. Individual Board members may periodically be asked by management to communicate with stakeholders when appropriate.

The Audit Committee is responsible for overseeing the Corporation's system of internal control.

Manual Guideline (2) Composition of Board: The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.

A related director is a director who is not an unrelated director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

The Corporation has nominated seven directors for election at its upcoming Annual General Meeting, of whom all but Jerry Meerkatz, the President and Chief Executive Officer of the Company, are "unrelated" directors as defined in the Manual (as discussed below under "Manual Guideline (3) Unrelated Directors").

During the period from the 2003 Annual General Meeting until May 14, 2004, the Board of Directors was comprised of various numbers of Directors, of whom all but Jerry Meerkatz were "unrelated" directors as defined in the Manual.

The Corporation does not currently have a "significant shareholder".

Manual Guideline (3) Unrelated Directors: The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

The Board believes that at all times since its 2003 Annual General Meeting it has been composed of a majority of unrelated directors.

At the current time, all directors other than Jerry Meerkatz, the Chief Executive Officer of the Company, is each free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding.

Manual Guideline (4) and (5) Nominating Committee and Assessing Effectiveness:
The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

The Board has established a Corporate Governance and Nominating Committee to assess the overall performance of the Board. The Corporate Governance and Nominating Committee evaluates the contribution of each director on an individual basis, assesses the collective performance of the Board, proposes new nominees to the Board and analyses the existing size and structure of the Board. The Corporate Governance and Nominating Committee is scheduled to meet annually, and in consultation with the Chief Executive Officer, is to prepare and report its findings to the Board. The formal evaluation of each individual director is intended to be undertaken once every three years. Final decisions are approved by the Board. The Corporate Governance and Nominating Committee currently consists of Tarnie Williams, Jim McIntosh and Leonard Brody, all of whom are outside directors and unrelated directors. It is expected that the Corporate Governance Committee will be reconstituted after the upcoming Annual General Meeting with Directors, in continued compliance with this Guideline.

Manual Guideline (6) Orientation and Education: Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

The Corporation will provide new directors with an orientation program upon joining the Corporation that includes extensive corporate materials, a tour of the Corporation's headquarters and meetings with management.

Manual Guideline (7) Size of Board: Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

The Board believes that its size allows for effective discussion and implementation of decisions. The size of the Board is to be periodically reviewed.

Manual Guideline (8) Review of Compensation: The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

The Board is compensated primarily in incentive stock options to best align their interests with those of the Corporation's shareholders. The Corporation pays reasonable expenses incurred by the Board. The Compensation Committee monitors the competitiveness of the Board compensation package to ensure the Board continues to attract talented individuals. As well, the Compensation Committee's responsibilities include reviewing and recommending to the Board the compensation and benefits of all the executive officers of the Corporation, and establishing and reviewing general policies relating to compensation and benefits for the employees of the Corporation. The Compensation Committee is currently composed entirely of outside directors: Tarnie Williams, Christine Rogers and Gerald Trooien. It is expected that the Compensation Committee will be reconstituted after the upcoming Annual General Meeting with Directors, in continued compliance with this Guideline.

Manual Guideline (9) Committee Composition: Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.

The Board has established three committees - an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. All such committees are currently composed of outside directors, all of whom are unrelated directors. It is expected that all such Committees will be reconstituted after the upcoming Annual General Meeting with Directors, in continued compliance with this Guideline.

Manual Guideline (10) Corporate Governance Policy: Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.

The Board has adopted and approved the Policy. The Board collectively recognises the importance of corporate governance and intends to review, and where appropriate adjust, the Policy on at least an annual basis.

Manual Guideline (11) Position Descriptions: The board of directors, together with the CEO, should develop position descriptions for the Board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the Board should approve or develop the corporate objectives which the CEO is responsible for meeting.

The Board provides strategic guidance to the management team and monitors the operations of the Corporation. Management has the sole responsibility to operate the Corporation on a day-to-day basis. The Board with management will delineate areas of responsibility for the Board and management. The outside directors are responsible for setting goals for management to attain. The outside directors will evaluate the performance of management annually against these pre-determined goals. The evaluation is then passed to the Compensation Committee. The Compensation Committee has the responsibility for making recommendations for management compensation based on the performance evaluations.

Manual Guideline (12) Structures and Procedures for Independence of Board: Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.

The Board believes that it benefits from its close working relationship with management but also recognises the importance of functioning independently from management. In furtherance of this recognition, the Board regularly meets without management as and when necessary. The Chair of the Board is an outside and unrelated director.

Manual Guideline (13) Audit Committee: The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

The Audit Committee reviews the audited financial statements and each unaudited quarterly report of the Corporation and brings them to the Board for approval. In addition, the Audit Committee recommends the Corporation's auditors and assesses the effectiveness of the Corporation's internal financial controls and financial reporting. The Audit Committee has established access to both auditors and appropriate management. The Audit Committee meets as and when necessary and consists only of outside directors. The Audit Committee is currently composed entirely of outside and unrelated directors: Thomas Koll, Jim McIntosh and Lew Turnquist. It is expected that the Audit Committee will be reconstituted after the upcoming Annual General Meeting with Directors, in continued compliance with this Guideline.

Manual Guideline (14) Outside Advisors: The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

The Board has access to any Corporation employee. The Board can engage a consultant at the Corporation's expense.

                                   APPENDIX F
                   INFORMATION RESPECTING 6311059 CANADA INC.
                                   OR "NEWCO"

6311059 Canada Inc. (in this APPENDIX F, "NEWCO") was incorporated by Certificate of Incorporation issued pursuant to the provisions of the CBCA as "6311059 Canada Inc." on November 16, 2004. Newco has not carried on any active business since incorporation. As of the date of this Circular, the sole shareholder of Newco is Infowave Software, Inc. ("INFOWAVE").

Newco's head office is located at Suite 200 - 4664 Lougheed Hwy., Burnaby, British Columbia, V5C 6B7, and its registered office is located at Suite 2600 - 595 Burrard Street, Vancouver, British Columbia, V7X 1L3.

Capitalized terms used in this APPENDIX F that are not defined herein shall have those meanings set forth in the Information Circular to which this APPENDIX F is attached.

                       GENERAL DEVELOPMENT OF THE BUSINESS

Following the completion of the Plans of Arrangement, Newco will utilize the Purchased Assets transferred from Infowave following the Reorganization to provide enterprise mobile applications substantially as carried on by Infowave prior to the completion of the Reorganization.

                          NEWCO'S BUSINESS AND STRATEGY

Newco will carry out the wireless location intellectual property business substantially as carried on by Infowave prior to the completion of the Reorganization. For more information regarding the wireless location intellectual property business to be carried out by Newco, please see "APPENDIX E - Information Respecting Infowave Software, Inc." to this Information Circular.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

Newco will carry out substantially the same business carried on by Infowave prior to the completion of the Reorganization. Accordingly, the historic selected consolidated financial information regarding this business, as carried on by Infowave, may be of interest to readers. For information regarding this historic selected consolidated financial information, please see "APPENDIX G - Historical Financial Statements of Infowave Software, Inc." to this Information Circular.

                                 CAPITALIZATION

The Corporation is authorized to issue an unlimited number of common shares ("Newco Common Shares") without nominal or par value of which, as at the date hereof, one Newco Share is issued and outstanding as fully paid and non-assessable. If the First Arrangement is completed, 237,145,351 Newco Common Shares will be issued and outstanding as fully paid and non-assessable.

The holders of Newco Common Shares are entitled to dividends, if, as and when declared by the board of directors of Newco, to one vote per Newco Share at meetings of the shareholders of Newco and, upon liquidation, to share equally in such assets of Newco as are distributable to the holders of the Newco Common Shares.

As of the date hereof, the sole shareholder of Newco is Infowave. Infowave owns one Newco Share, having a stated capital of $1.00.

For pro forma information relating to Newco after giving effect to the Reorganization and certain other adjustments, see "APPENDIX H - Unaudited Pro Forma Balance Sheet of 6311059 Canada Inc. or `Newco' ".

                                 DIVIDEND POLICY

To date, neither Infowave nor Newco has paid any dividends on the outstanding Common Shares or Newco Common Shares. The future payment of dividends will be dependent upon the financial requirements of Newco to fund further growth, the financial condition of Newco and other factors which the board of directors of Newco may consider in the circumstances. It is not contemplated that any dividends will be paid in the immediate or foreseeable future.

                         OPTIONS TO PURCHASE SECURITIES

Newco currently has no options ("NEWCO OPTIONS") or convertible securities outstanding, nor has it reserved any Newco Common Shares for this purpose.

Following the Reorganization, Newco shall have implemented the Newco Stock Option Plan, which will be identical to the current stock option plan of Infowave. Pursuant to the First Arrangement, Newco is to issue 21,542,199 Newco Options pursuant to the Newco Stock Option Plan. Therefore 21,542,199 Newco Common Shares will be issuable under the Newco Stock Option Plan upon the exercise of such Newco Options.

                             PRINCIPAL SHAREHOLDERS

The following table sets out information relating to the only persons who, to the knowledge of Infowave, will directly or indirectly own more than 10% of the issued and outstanding Newco Common Shares, upon completion of the First
Arrangement:

                                  NUMBER OF             PERCENTAGE OF OUTSTANDING
     NAME AND ADDRESS           COMMON SHARES                 COMMON SHARES
-------------------------       -------------           -------------------------
Gerald L. Trooien               62,896,536(1)                      26.5%
#800-10 River Park Plaza
St. Paul, MN 55107

Deloitte Consulting L.P.        24,568,280                         10.4%
1633 Broadway
New York, NY 10019

Note:

(1) Not including warrants to acquire a total of 29,719,859 Common Shares of Infowave.

                             DIRECTORS AND OFFICERS

Following completion of the Reorganization, the board of directors of Newco shall consist of Thomas Koll, Jim McIntosh, Jerry Meerkatz, Gerald Trooien, Christine Rogers, Leonard Brody and Tarnie Williams. In addition the management team of Newco shall be comprised of those individuals who are currently the management team of the Corporation.

                                  RISK FACTORS

As Newco will carry out substantially the same wireless location intellectual property business carried on by Infowave prior to the completion of the Reorganization, the risk factors affecting this business are those listed in "APPENDIX E - Information Respecting Infowave Software, Inc." to this Information Circular.

                                LEGAL PROCEEDINGS

The Corporation is not currently a party to any legal proceedings, nor is the Corporation currently contemplating any legal proceedings.

Pursuant to the Asset Purchase Agreement, Newco shall be indemnifying ScotiaCo and its directors, officers, employees and consultants (each, an "INDEMNIFIED PARTY") for and against any and all liabilities, losses, costs, expenses, claims and damages (including legal costs) to which any Indemnified Party may be subject or may suffer or incur, whatsoever at law or in equity or under the provisions of any statute or otherwise, in any way caused by or arising directly or indirectly by reason, or in consequence, of or related to
(i) the Purchased Assets; (ii) the Obligations; (iii) any incorrectness in or breach of any representation or warranty of Newco contained in the Agreement or the Investment Agreement; and (iv) the business carried out (by ScotiaCo prior to the Closing Date and by Newco after the Closing Date) utilizing the Purchased Assets (each a "Claim"), regardless of the date of occurrence of any such Claim; provided that an Indemnified Party shall not be entitled to claim indemnification for any Claim from Newco in respect of: (a) any Claims arising subsequent to the Closing Date and that relate solely to any circumstance, condition, event or fact occurring subsequent to the Closing Date; and (b) in the event and to the extent that a court of competent jurisdiction, in a final judgement from which no appeal can be made, shall determine that such a Claim resulted from the fraud, fraudulent misrepresentation, negligence or wilful misconduct of the Indemnified Party, if Newco has not engaged in such fraud, fraudulent misrepresentation, negligence or wilful misconduct. This indemnity will extend to any legal proceedings to which Infowave is currently a party. For information regarding such legal proceedings see "APPENDIX E - Information Respecting Infowave Software, Inc." to this Information Circular.

          INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL REORGANIZATIONS

Certain parties who shall comprise the management and board of directors of Newco upon completion of the Reorganization had an interest in certain transactions that were material to the business carried out by Infowave up to the date hereof. For information on the interest of such parties in such transactions, see "APPENDIX E - Information Respecting Infowave Software, Inc." to this Information Circular.

Following the completion of the Reorganization, Computershare Trust Company of Canada is to be appointed the registrar and Transfer Agent for the Newco Common Shares at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

                               MATERIAL CONTRACTS

The Corporation has not entered into any material contracts prior to the date hereof.

Pursuant to the Asset Purchase Agreement, Newco shall be acquiring from Infowave the Purchased Assets, together with the associated contractual obligations and liabilities. As such, Newco shall be assuming Infowave's rights and obligations under certain material agreements applicable to the business carried on by Infowave.

                                   APPENDIX G
           HISTORICAL FINANCIAL STATEMENTS OF INFOWAVE SOFTWARE, INC.

                       Consolidated Financial Statements
                      (Expressed in United States dollars)




                             INFOWAVE SOFTWARE, INC.



                  Years ended December 31, 2003, 2002 and 2001

AUDITORS' REPORT TO SHAREHOLDERS

We have audited the consolidated balance sheets of Infowave Software, Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, after giving effect for the change in the method of accounting for stock-based compensation as explained in note 2(o), to the financial statements, on a consistent basis.

KPMG LLP (SIGNED)

Chartered Accountants
Vancouver, Canada
January 23, 2004, except as to note 3, which is as of March 31, 2004


COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 2(a) to the financial statements. Our report to the shareholders dated January 23, 2004, except as to note 3 which is as of March 31, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

KPMG LLP (SIGNED)

Chartered Accountants
Vancouver, Canada
January 23, 2004, except as to note 3 which is as of March 31, 2004

INFOWAVE SOFTWARE, INC.
Consolidated Balance Sheets
(Expressed in United States dollars)

December 31, 2003 and 2002

                                                                                ----------------------------
                                                                                   2003             2002
                                                                                -----------      -----------

Assets

Current assets:
  Cash and cash equivalents                                                     $ 4,911,605      $ 2,755,929
  Short-term investments                                                            227,393          355,614
  Accounts receivable, net of allowance of $70,094 (2002 - $67,125)                 331,202          394,712
  Technology Partnership Canada ("TPC") receivable (note 4)                         798,038               --
  Inventory                                                                              --              951
  Prepaid expenses (note 9)                                                         334,534          135,402
                                                                                -----------      -----------
                                                                                  6,602,772        3,642,608

Fixed assets (note 6)                                                               526,330          490,783

Intellectual property assets held for sale (note 8)                               1,018,681               --

Intangible assets (note 7)                                                        1,562,566               --

Other assets (note 3(a))                                                            225,000           25,366
                                                                                -----------      -----------
                                                                                $ 9,935,349      $ 4,158,757
                                                                                ===========      ===========


Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable and accrued liabilities                                      $ 1,333,064        $ 463,096
  Deferred revenue                                                                  284,800          364,847
                                                                                -----------      -----------
                                                                                  1,617,864          827,943


Long-term liabilities (note 4)                                                      218,292               --

Shareholders' equity:
  Share capital (note 12):
    Authorized:  Unlimited voting common shares without par value
    Issued:  148,369,989 (2002 - 66,439,578) common shares                       65,700,311       56,539,360
  Additional paid in capital                                                         15,941           15,941
  Other equity instruments (notes 5(a) and 12(f)(vii))                            2,150,511        1,613,096
  Deficit                                                                       (60,099,773)     (54,342,142)
  Cumulative translation account                                                    332,203         (495,441)
                                                                                -----------      -----------
                                                                                  8,099,193        3,330,814
                                                                                -----------      -----------
                                                                                $ 9,935,349      $ 4,158,757
                                                                                ===========      ===========



Continuing operations (note 2(a))
Commitments and contingencies (note 15)
Subsequent events (note 3)

See accompanying notes to consolidated financial statements.

INFOWAVE SOFTWARE, INC.
Consolidated Statements of Operations and Deficit
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001

                                                                    -------------------------------------------------
                                                                        2003                2002              2001
                                                                    ------------       ------------      ------------
Revenues:
  Sales                                                             $  1,624,820       $  1,821,041      $  3,189,253
  Cost of sales                                                          199,704            408,654           416,082
                                                                    ------------       ------------      ------------
                                                                       1,425,116          1,412,387         2,773,171

Expenses:
  Research and development (note 4)                                    1,879,868          2,505,329         5,394,684
  Sales and marketing                                                  2,013,556          3,855,068         9,298,149
  Administration                                                       1,828,883          2,016,675         4,408,576
  Restructuring (note 14)                                                     --          1,415,380         1,253,707
  Impairment (note 2(i))                                                 614,578                 --                --
  Depreciation and amortization                                          885,746          1,383,675         1,831,301
                                                                    ------------       ------------      ------------
                                                                       7,222,631         11,176,127        22,186,417
                                                                    ------------       ------------      ------------

Operating loss                                                         5,797,515          9,763,740        19,413,246

Other earnings (expenses):
  Interest and other earnings                                             75,189             47,675           258,792
  Interest and financing costs                                           (35,305)                --        (1,705,982)
                                                                    ------------       ------------      ------------

Loss for the year                                                      5,757,631          9,716,065        20,860,436

Deficit, beginning of year                                            54,342,142         44,626,077        23,765,641
                                                                    ------------       ------------      ------------
Deficit, end of year                                                $ 60,099,773       $ 54,342,142      $ 44,626,077
                                                                    ============       ============      ============


Loss per share, basic and diluted                                   $       0.05       $       0.18      $       0.90
                                                                    ============       ============      ============

Weighted average number of shares outstanding                        104,913,864         52,877,973        23,125,831
                                                                    ============       ============      ============


See accompanying notes to consolidated financial statements.

INFOWAVE SOFTWARE, INC.
Consolidated Statements of Cash Flows
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001


                                                                    -----------------------------------------------------
                                                                        2003                2002                 2001
                                                                    ------------        ------------        -------------
Cash flows from operations:

  Loss for the year                                                 $ (5,757,631)       $ (9,716,065)       $ (20,860,436)
  Items not involving cash:

    Depreciation and amortization                                        885,746           1,383,675            1,831,301
    Amortization of TPC warrants (note 4)                                218,292                  --                   --
    Impairment (notes 2(i) and 14)                                       614,578             777,753              287,585
    Non-cash interest and financing costs                                     --                  --            1,590,184
    Stock-based compensation (note 12(c))                                158,236              15,941                   --
    Allowance for obsolescence of inventory                                1,071              46,206               30,000

  Changes in non-cash operating working capital:

    Accounts receivable                                                  138,224           1,067,848           (1,036,049)
    TPC receivables                                                     (737,446)                 --                   --
    Inventory                                                                 --              49,891                8,913
    Prepaid expenses and deposits                                       (156,729)             48,918              176,496
    Accounts payable and accrued liabilities                             243,931          (1,090,219)             569,201
    Deferred revenue                                                    (147,487)             82,302               91,316
                                                                    ------------        ------------        -------------
                                                                      (4,539,215)         (7,333,750)         (17,311,489)

Cash flows from investing activities:

  Redemption (purchase) of short-term investments, net                   190,360              (6,371)           6,071,499
  Purchase of fixed assets                                              (201,984)           (113,717)          (2,288,424)
  Other assets                                                                --             (25,604)                  --
  Proceeds on disposal of assets                                              --              11,807                   --
  Acquisition costs                                                     (380,250)                 --                   --
                                                                    ------------        ------------        -------------
                                                                        (391,874)           (133,885)           3,783,075

Cash flows from financing activities:
  Issuance of shares and special warrants for cash,
    net of issue costs                                                 6,624,025           1,031,657           20,303,441

Foreign exchange gain (loss) on cash and cash
  equivalents held in a foreign currency                                 462,740             104,177              (55,389)
                                                                    ------------        ------------        -------------

Increase (decrease) in cash and cash equivalents                       2,155,676          (6,331,801)           6,719,638

Cash and cash equivalents, beginning of year                           2,755,929           9,087,730            2,368,092
                                                                    ------------        ------------        -------------

Cash and cash equivalents, end of year                              $  4,911,605        $  2,755,929        $   9,087,730
                                                                    ============        ============        =============


INFOWAVE SOFTWARE, INC.
Consolidated Statements of Cash Flows, Continued
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001


                                                                    -------------------------------------------------
                                                                        2003                2002              2001
                                                                    ------------       ------------      ------------
Supplementary information:
  Interest paid                                                      $     4,487        $     7,958       $    48,727
  Interest received                                                       70,702             70,189           243,033
  Non-cash transactions:
    Issuance of common shares and warrants
      on acquisitions (notes 5 and 8)                                  2,916,105                 --                --
    Conversion of special warrants into
      common shares (note 12(g)(ii))                                          --         13,095,742         7,243,914
    Warrants issued for financing costs (note 12(g)(i))                       --                 --         1,613,096
    Acquisition costs                                                    466,669                 --                --
                                                                    ============       ============      ============



See accompanying notes to consolidated financial statements.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001



1.   OPERATIONS:

     Infowave Software Inc. (the "Company" or "Infowave") was formed on February 21, 1997, following the amalgamation of GDT Softworks Inc., Infowave Wireless Messaging Incorporated and G.W. McIntosh Holdings Ltd. and is incorporated under the laws of the Province of British Columbia. The principal business activities of the Company are software development and sales.


2.   SIGNIFICANT ACCOUNTING POLICIES:

     (a) Continuing operations:

         These financial statements have been prepared on a going concern basis notwithstanding the fact that the Company has experienced operating losses and negative cash flows from operations during each of the three years ended December 31, 2003. To date, the Company has financed its continuing operations through revenue and equity financing. Continued operations of the Company will depend upon the attainment of profitable operations, which may require the successful completion of external financing arrangements.

         Together with estimated revenue, the exercise of options and warrants and the recent equity financings in March 2004 (notes 3(c) and (d)) totaling approximately $5.7 million (Cdn$6.0 million), management believes that existing working capital is sufficient to meet the Company's projected working capital and cash requirements for 2004. However, unanticipated costs and expenses or lower than anticipated revenues could necessitate additional financing or reductions in expenditures which may include further restructuring of the Company. There can be no assurance that such financing, if required, will be available on a timely or cost effective basis. To the extent that such financing is not available or reductions in expenditures are required, the Company may not be able to or may be delayed in being able to commercialize its products and services and to ultimately attain profitable operations. The Company will continue to evaluate its projected expenditures relative to its available cash and to evaluate additional means of financing in order to satisfy its working capital and other cash requirements.

     (b) Basis of presentation:

         These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly owned subsidiary, Infowave USA Inc., which was incorporated on July 1, 2000. All intercompany transactions and balances have been eliminated on consolidation. Material differences between the accounting principles used in these financial statements and accounting principles generally accepted in the United States are disclosed in note 19.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001



2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (c) Cash and cash equivalents:

         Cash and cash equivalents include short-term deposits, which are highly liquid interest bearing marketable securities with maturities of ninety days or less when acquired. Short-term deposits are valued at cost.

     (d) Government assistance:

         Government assistance is recorded as either a reduction of the cost of the applicable capital assets or credited against related expenses incurred in the statement of operations, as determined by the terms and conditions of the agreements under which the assistance is provided to the Company and the nature of the costs incurred. Government assistance is recognized when receipt of the assistance is reasonably assured. The Company recognizes the liability to repay the government assistance in the period in which conditions arise that will cause the assistance to be repayable.

     (e) Short-term investments:

         Short-term investments, which consist of investment grade interest bearing securities having terms to maturity when acquired of greater than ninety days but less than one year, are stated at the lower of cost and fair market value. Short-term investments include accrued interest on interest bearing securities classified as short-term investments.

     (f) Inventory:

         Inventory is valued at the lower of cost and net realizable value. Cost is determined using the weighted average cost method.

     (g) Fixed assets:

         Fixed assets are recorded at cost. Depreciation is provided using the following methods and annual rates:


         ---------------------------------------------------------------------------------------
         Asset                                          Basis                   Rate
         -------------------------------------------    -----------------       ----------------
         Computer equipment and system software         Straight-line           3 years
         Computer software                              Straight-line           2 years
         Leasehold improvements                         Straight-line           shorter of lease
                                                                                term or 5 years
         Office equipment                               Declining balance       20%
         Software licenses and purchased source code    Declining balance       30%




INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001



2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (h) Intangible assets:

         Intangible assets acquired either individually or with a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.

         Intangible assets acquired in acquisitions with finite useful lives are amortized over their estimated useful lives of 3 years using the straight-line method. The amortization methods and estimated useful lives of intangible assets are reviewed at least annually.

     (i) Impairment of long-lived assets and assets to be disposed:

         In December 2002, the CICA issued Section 3063, "Impairment of Long-Lived Assets." This new section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets, and replaced the write-down provisions of Section 3061, "Property, Plant and Equipment." In accordance with Section 3063, long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company adopted Section 3063 on January 1, 2003. Prior to the adoption of the Section 3063, the impairment to be recognized was measured by the amount by which the carrying amount of the assets exceeds the excess of the carrying value over the undiscounted expected cash flows.

         During the year ended December 31, 2003, the Company reassessed the portfolio of its intellectual property assets and their future cash flow projections, and determined that certain assets were not recoverable. The Company recorded an impairment loss of $614,578 during the year ended December 31, 2003, primarily on the intangible assets acquired from HiddenMind (note 5). The impairment charge is equal to the amount by which the asset's carrying amount exceeded the net present value of their estimated discounted future cash flows.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001



2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (i) Impairment of long-lived assets and assets to be disposed (continued):

         In December 2002, the CICA issued new Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations," which applies to disposal activities initiated on or after May 1, 2003. This new section establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets. It also establishes standards for the presentation and disclosure of discontinued operations, whether or not they include long-lived assets. Under new Section 3475, assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. New Section 3475 replaced the disposal provisions of Section 3061, "Property, Plant and Equipment," and previous Section 3475, "Discontinued Operations".

         There was no impact on the Company's financial position or results of operations on adoption of Section 3063 and new Section 3475.

     (j) Income taxes:

         Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax basis of the assets and liabilities and loss carryforwards, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is not more likely than not that the asset will be realized.

     (k) Translation of foreign currency:

         These consolidated financial statements are presented in U.S. dollars although the Company uses the Canadian dollar as its functional currency. The Canadian dollar functional currency financial statements are translated into U.S. dollars using the current rate method. Under this method, assets and liabilities are translated at rates of exchange in effect at the balance sheet date. Revenues and expenses are translated at rates in effect at the time of the transaction. Any gains or losses from this translation are included in a separate cumulative translation adjustment account in shareholders' equity on the balance sheet.

         The financial statements of the Company's integrated foreign subsidiary, Infowave USA Inc., have been translated into the Canadian dollar functional currency using the temporal method. Under this method, the financial statements are translated as follows: monetary assets and liabilities at the rate in effect on the balance sheet date; non-monetary assets and liabilities at the rate in effect on the transaction date; and revenues and expenses at the average rate for the period. Gains and losses on translation are included in results from operations.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001


2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (l) Revenue recognition:

         Revenue from the license of software products is recognized when all of the following criteria have been met: (i) persuasive evidence of an arrangement exists; (ii) the product has been delivered; (iii) the fee is fixed and determinable; and (iv) the collection of the fee is probable. An allowance for future returns is recorded at the time revenue is recognized based on estimated future returns including returns of older product versions.

         Revenue on software development contracts is recognized on the percentage of completion basis. The basis of measurement in determining the work accomplished is hours of work completed. Payments received in advance for software support and maintenance are deferred and amortized over the term of the contract. The Company believes that its accounting policies comply with Statement of Position ("SOP") 97-2 issued by the American Institute of Certified Public Accountants as amended.

         Amounts received in advance of meeting these revenue recognition criteria are recorded as deferred revenue.

     (m) Cost of sales:

         Cost of sales includes the cost of commissions, royalties, hardware, packaging and distribution costs associated with software license and related revenue.

     (n) Research and development costs:

         Research costs are expensed as incurred. Development costs are expensed as incurred unless certain specific criteria for deferral have been met. No development costs have been deferred in the years ended December 31, 2003, 2002 and 2001 as the criteria for deferral were not met.

     (o) Stock-based compensation:

         The Company has a stock-based compensation plan, which is described in note 12(d). Effective January 1, 2002, the Company adopted the new Recommendation of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The Company applies Section 3870 prospectively to all stock-based payments to employees and non-employees granted on or after January 1, 2002.

         The Company accounts for all options granted to employees, including directors, under the intrinsic value method, whereby the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price of the option is recorded as stock based compensation expense. As the exercise price of options granted is equal to the market value on the measurement date, the Company has determined that the application of this accounting policy did not effect reported results of operations for the years ended December 31, 2003 and 2002.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001


2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (o) Stock-based compensation (continued):

         Options granted to non-employees on or after January 1, 2002 are accounted for under the fair value based method. Under this method, options granted to non-employees are measured at their fair value and recognized as the options are earned.

         Prior to January 1, 2002, the Company accounted for stock-based compensation by the settlement method under which no compensation expense is recognized for options granted and proceeds received on exercise are credited to share capital. Due to the nature of the Company's stock options plans, no transition adjustments were required to be recognized on adoption of the polices effective January 1, 2002.

     (p) Advertising costs:

         Expenditures related to advertising are expensed in the period the first associated advertising takes place.

     (q) Financing costs:

         Financing costs incurred prior to the completion of a financing are deferred and are expensed if the financing is abandoned. If the transaction is completed, all financing costs are recorded as a reduction of the stated value of the applicable equity.

     (r) Loss per share:

         Basic loss per share has been calculated using the weighted average number of common shares outstanding. For purposes of the weighted average shares outstanding, shares held in escrow pursuant to the employee incentive plan and employment agreements are excluded from the calculation as they are considered contingently issuable.

         Diluted per share amounts are calculated using the treasury stock method. Dilutive securities, such as stock options and warrants, are included in the calculation of diluted per share amounts only if the market price of the underlying common shares exceeds the exercise price. As the effect of outstanding options and warrants is anti-dilutive, diluted loss per share does not differ from basic loss per share.

     (s) Use of estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, management estimates are required in the determination of provisions for doubtful accounts receivable and sales returns. Actual results could differ from those estimates.

     (t) Comparative figures:

         Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001


3.   SUBSEQUENT EVENTS:

     (a) On January 7, 2004, Infowave entered into a Stock Purchase Agreement under which it has acquired control of, and will ultimately acquire all of the outstanding shares of, Telispark Inc. ("Telispark"), a provider of enterprise mobility applications software solutions based in Arlington, Virginia. Pursuant to the terms of the agreement, Deloitte Consulting L.P., the largest shareholder of Telispark, will hold approximately 19%, but no more than 19.9%, of the issued and outstanding Infowave common shares upon completion of Infowave's acquisition of the Telispark shares. Under the terms of the acquisition agreement, Infowave will pay a total of $8.4 million for the purchase of all of the issued and outstanding common shares of Telispark, payable in approximately 46 million Infowave common shares, issuable in two tranches. Infowave has completed the initial purchase of approximately 76% of Telispark shares. Infowave will acquire the remaining Telispark common shares, subject to a number of conditions precedent, including shareholder approval. Such approval was obtained on March 30, 2004. The number of Infowave common shares issued in the second tranche may increase by up to approximately 2.1 million Infowave common shares in the event that the weighted average Infowave common share price declines prior to closing of the second tranche. Infowave has also assumed Telispark employee stock options which will be exercisable into approximately 1.9 million common shares of Infowave. At December 31, 2003, related acquisition costs comprising primarily of professional fees totaling $225,000 were accrued and deferred.

     (b) On January 8, 2004 the Company arranged a $3.0 million line of credit facility with Gerald Trooien, a shareholder, as a condition to the acquisition of Telispark. The credit facility has been arranged to give Infowave access to additional working capital to carry out its current objectives. Any amounts borrowed under the credit facility will be repayable on December 31, 2005, together with interest accrued at a Canadian Chartered bank's prime rate plus eight per cent. If Infowave arranges alternative equity or debt financing within 150 days, the amount available under the credit facility will be reduced by the amount of the additional financing.

         As consideration for providing the credit facility, Infowave will issue Mr. Trooien warrants entitling him to acquire a minimum of 7.5 million and a maximum of approximately 18.5 million Infowave common shares. The specific number of warrants to be issued will be based on the total principal amount of the credit facility which is available to Infowave, after giving effect to any reduction in the credit limit as described above, divided by the exercise price of the warrants. Each warrant issuable under this arrangement entitles Mr. Trooien to purchase one Infowave common share at a price of $0.16 (Cdn$0.21) for a period of three years. The credit facility and the issuance of warrants were subject to shareholders' approval. Such approval was obtained on March 30, 2004.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001


3.   SUBSEQUENT EVENTS (CONTINUED):

     (c) On February 16, 2004 the Company entered into an agreement with two agents (collectively the "Agents") for a private placement offering of units at a price of $0.17 (Cdn$0.22) per unit. The Agents have agreed to offer the units on a commercially reasonable efforts basis. Each unit shall consist of one common share and one half of one common share purchase warrant. Each whole warrant will entitle the holder to acquire one common share for a period of two years from the closing date at a price of $0.22 (Cdn$0.29) per common share. The common shares and warrants comprising the units will be subject to a four month hold period. On March 11, 2004, the Company completed the issuance of a brokered private placement of 27,931,818 units for gross proceeds of $4.7 million (Cdn$6.1 million). Agents' commission and financing fees totaling $0.4 million (Cdn$0.5 million) and an additional 300,000 units were paid in connection with this private placement financing.


     (d) In March 2004, the Company entered into an agreement with Gerald Trooien to issue approximately 6 million common shares for $1.0 million (Cdn$1.3 million) in a private placement financing. This private placement was subject to shareholder approval. Such approval was obtained on March 30, 2004, and the financing closed on March 31, 2004. The shares issued are subject to a four month hold period.


4.   TECHNOLOGY PARTNERSHIP CANADA RECEIVABLE:

     On December 9, 2003, Infowave announced that it had received a $5.6 million (Cdn$7.3 million) investment commitment from Technology Partnerships Canada ("TPC") to support research and development in wireless networking. This investment is part of a $20.5 million (Cdn$26.5 million) project by Infowave to develop a software platform for secure wireless networking through mobile devices. This investment will be provided to Infowave over time and is based on a contribution equal to 27.5% of eligible costs. Infowave has agreed to pay a royalty on gross sales and, subject to regulatory approval, will issue to TPC $1.5 million (Cdn$2 million) worth of five-year common share purchase warrants on or after October 1, 2005 with an exercise price equal to the then current value of the common shares. As a result of this financial obligation, the fair value of the warrants of Cdn$2 million will be recognized through amortization and expensed to offset the funding benefit recognized, based on the proportion that the amount received from TPC funding relative to the total funding approved. The amount amortized during the year ended December 31, 2003 was $218,292 and was recorded as a long-term liability at December 31, 2003 to recognize the Company's obligation to issue the warrants in the future. Infowave engaged a third party consultant to assist in the preparation of the TPC funding application and incurred expenses totaling $113,713 during the year ended December 31, 2003. Subsequent to December 31, 2003, the agreement with the third party consultant was cancelled and the Company was released from any financial obligations relating to its agreement with the consultant. During the year ended December 31, 2003, the Company claimed $798,038 under the TPC commitment that has been recorded as a reduction of research and development expense, net of amortization of the warrants.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001


5.   ACQUISITION:
     On July 4, 2003, the Company completed the acquisition of substantially all of the business and assets of HiddenMind Technology, LLC ("HiddenMind"), a wireless software company based in Cary, North Carolina. Under the terms of the Asset Purchase Agreement, Infowave acquired substantially all of the assets of HiddenMind in exchange for 14,966,034 units, each unit comprising one common share and one-half of a share purchase warrant to be issued to the shareholders of HiddenMind giving rise to an aggregate purchase price of $2,031,105 based on exchange rates in effect at the date the terms of the arrangement were agreed to and announced. Such amount has been allocated to the underlying warrants based on fair value estimates using the Black-Scholes pricing model as to $537,415 and $1,493,690 to the underlying common shares (note 12(f)(ii)).

     The transaction has been accounted for as a business combination by the purchase method, with Infowave identified as the acquirer. The fair value of the consideration issued has been assigned to the assets acquired based on their fair values, as determined through an independent valuation at the consummation date of the acquisition.

     The following table summarizes the estimated fair value of the assets acquired at the date of acquisition.


                                                                 ----------
     Intellectual property                                       $2,013,605
     Employment contracts                                           292,500
     Patents                                                         50,000
     Customer relationship                                           25,000
     Computer equipment                                             150,000
                                                                 ----------
     Total assets acquired                                        2,531,105
                                                                 ----------
     Purchase price                                              $2,531,105
                                                                 ==========


     Consideration:

     Common shares and warrants                                  $2,031,105
     Acquisition costs                                              500,000
                                                                 ----------
                                                                 $2,531,105
                                                                 ==========


     The following table presents unaudited pro forma results of operations for the years ended December 31, 2003 and 2002 as if the acquisition of HiddenMind had occurred on January 1, 2002. The unaudited pro forma information is not necessarily indicative of the combined results that would have occurred had the acquisition taken place at the beginning of the periods presented, nor is it necessarily indicative of results that may occur in the future.


                                                                   -----------------------------
                                                                      2003              2002
                                                                   ----------        -----------
                                                                            (unaudited)
     Revenue                                                       $1,728,560        $ 2,582,825
     Loss for the year                                              7,617,693         30,120,105
                                                                   ----------        -----------
     Loss per share                                                $     0.05        $      0.40
                                                                   ==========        ===========



INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001

6.   FIXED ASSETS:



                                                                   ---------------------------------------------------------
                                                                                         Accumulated             Net book
     2003                                                              Cost              depreciation            value
     --------------------------------------                        -------------         -------------           -----------
     Computer equipment and system software                        $   1,940,519         $   1,721,724           $   218,795
     Computer software                                                 2,409,153             2,267,635               141,518
     Leasehold improvements                                              126,808                83,250                43,558
     Office equipment                                                    203,150               118,254                84,896
     Software licenses and purchased source code                          73,855                36,292                37,563
                                                                   -------------         -------------           -----------
                                                                   $   4,753,485         $   4,227,155           $   526,330
                                                                   =============         =============           ===========





                                                                   ---------------------------------------------------------
                                                                                         Accumulated             Net book
     2002                                                               Cost             depreciation            value
     --------------------------------------                        -------------         -------------           -----------
     Computer equipment and system software                        $   1,602,594         $   1,319,154           $   283,440
     Computer software                                                 1,812,971             1,795,718                17,253
     Leasehold improvements                                              245,603               189,217                56,386
     Office equipment                                                    262,693               173,850                88,843
     Software licenses and purchased source code                          60,634                15,773                44,861
                                                                   -------------         -------------           -----------
                                                                   $   3,984,495         $   3,493,712           $   490,783
                                                                   =============         =============           ===========



7.   INTANGIBLE ASSETS:

     Intangible assets as of December 31, 2003 comprise of the following from the acquisition of HiddenMind (note 5):


                                                                   ---------------------------------------------------------
                                                                                         Accumulated
                                                                                         amortization
                                                                                             and                  Net book
                                                                        Cost              write-down                value
                                                                   -------------         -------------         -------------
                                                                                            (note 13)
     Intellectual property                                         $   2,177,543         $     856,622         $   1,320,921
     Employment contracts                                                316,314               123,984               192,330
     Patents                                                              54,071                21,194                32,877
     Customer relationship                                                27,035                10,597                16,438
                                                                   -------------         -------------         -------------
                                                                   $   2,574,963         $   1,012,397         $   1,562,566
                                                                   =============         =============         =============


INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001


8.   INTELLECTUAL PROPERTY ASSETS HELD FOR SALE:

     On October 21, 2003, the Company acquired intellectual property assets of Sproqit Technologies, Inc ("Sproqit"), a wireless software company based in Kirkland, Washington. Sproqit offers a mobile application platform that enables users to obtain email and other data via hand held personal digital assistant and smartphone wireless devices running various operating systems. Under the terms of the acquisition agreement, the Company acquired all of the intellectual property assets of Sproqit and in consideration issued 4,038,550 common shares to Sproqit. The value assigned to the intellectual property assets was determined as follows:



     Consideration:
         Common shares                   $     885,000
         Acquisition costs                     142,603
                                         -------------
                                         $   1,027,603
                                         =============


     The common shares are subject to a four-month hold period. Sproqit holds an option for one year to purchase back all of the intellectual property assets sold to the Company for cash consideration equal to the original purchase price plus a premium of 20%. Pursuant to the Option Agreement, dated September 23, 2003 between Infowave and Sproqit, in the event that the purchase option is exercised by Sproqit, Infowave will license the intellectual property on an exclusive basis in its core markets at preferential royalty rates. In the event that the option is not exercised by Sproqit, Infowave will retain ownership of the intellectual property with no future royalties payable to Sproqit. In December 2003, management determined that these intellectual property assets were non-strategic for the Company. As such the Company and Sproqit agreed to extend the Option Agreement for an additional year. The intellectual property assets have been classified as assets held for sale in these consolidated balance sheet as of December 31, 2003 in anticipation of such option exercise by Sproqit before the expiration of the Option Agreement in September 2005.

9.   PREPAID EXPENSES:

     In September 2003, the Company entered into a Custom Development and Services Agreement with Sproqit whereby the Company engaged Sproqit to develop mobile communication software interface for a total of $350,000. The Company also provided Sproqit with a commitment to provide an advance up to $200,000. During the year ended December 31, 2003, the Company advanced a total of $400,000 to Sproqit pursuant to the Agreement. Sproqit completed approximately $295,000 in services by December 31, 2003. The balance of the Company's advance, net of development costs incurred at December 31, 2003 of $105,000 is included in prepaid expenses, of which $55,000 will be applied to development services to be completed by Sproqit in 2004, and the remainder to be refunded by Sproqit upon the completion of the development services.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001


10.  OPERATING LOAN:

     During the year ended December 31, 2001, the Company entered into an agreement with Thomas Koll, Chief Executive Officer of the Company at that time, for a credit facility in the amount of $5,000,000. The Company was able to draw down the credit facility at its discretion, with the principal outstanding under the loan bearing interest at a rate of 8% per annum, payable at maturity. The loan amounts drawn were secured by a first charge on all of the assets of the Company and were to be due and payable on demand on or after January 23, 2002. The Company also agreed to pay Thomas Koll $50,000 as reimbursement for his legal expenses incurred with respect to the operating loan. In addition, the Company issued warrants to Thomas Koll (note 12(f)(vii)). Prior to December 31, 2001, the Company repaid all amounts that were outstanding under this facility and terminated the agreement.



11.  RELATED PARTY TRANSACTIONS:

     During the year ended December 31, 2003, the following related party transactions occurred:

     (a) The Company performed $100,000 (2002 - nil; 2001 - nil) in professional services for a firm owned by a director of the Company of which $50,000 (2002 - nil; 2001 - nil) has been received in cash. In addition, the Company sold $8,600 (2002 - nil; 2001 - nil) to the firm and the firm purchased $7,676 in products from the Company during the year.

     (b) The Company incurred $10,000 (2002 - $34,825; 2001 - $110,000) for legal and consulting services to a firm controlled by a former director of the Company;

     (c) The Company incurred interest of nil (2002 - nil; 2001 - $42,184) to Thomas Koll, in connection with the operating loan (note 10);

     (d) The Company recognized revenue of nil (2002 - nil; 2001 - $467,500) to a company that has a common director;

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001



12.  SHARE CAPITAL:

     The share capital of the Company is as follows:

     (a) Authorized:

              Unlimited voting common shares without par value.

     (b) Issued:



                                                                                --------------------------------------
                                                                                  Number
                                                                                 of shares                   Amount
                                                                                -----------             --------------
         Balance, December 31, 2000                                              21,095,458             $   35,148,040

         Share issuance pursuant to exercise of share options                        72,017                     55,187
         Share issuance pursuant to issue and conversion of
           special warrants, net of issue costs of $886,205                       2,272,728                  7,243,914
                                                                                -----------             --------------

         Balance, December 31, 2001                                              23,440,203                 42,447,141

         Share issuance pursuant to a private placement,
            net of issue costs of $1,791,510                                     34,121,289                 13,095,742
         Share issuance pursuant to exercise of share options                       193,086                     41,488
         Share issuance pursuant to a private placement,
           net of issue costs of $132,807                                         8,685,000                    954,989
                                                                                -----------             --------------

         Balance, December 31, 2002                                              66,439,578                 56,539,360

         Share issuance pursuant to a private placement, net of
           issue costs of $330,827                                               29,942,114                  3,253,068
         Share issuance pursuant to the acquisition of HiddenMind
           (notes 5 and 12(f)(ii))                                               14,966,034                  1,493,690
         Share issuance pursuant to the private placement with the
           majority shareholder of HiddenMind, net of issuance
           costs of $49,778 (note 12(f)(i))                                      29,473,684                  2,950,222
         Share issuance pursuant to exercise of share options                       749,750                     99,875
         Share issuance pursuant to exercise of purchase warrants                 1,341,781                    234,966
         Share issuance pursuant to exercise of agent warrants                      493,498                     85,894
         Share issuance pursuant to management bonus (note 12(c))                   925,000                    158,236
         Share issuance pursuant to Sproqit acquisition (note 8)                  4,038,550                    885,000
                                                                                -----------             --------------
         Balance, December 31, 2003                                             148,369,989             $   65,700,311
                                                                                ===========             ==============



INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001


12.  SHARE CAPITAL (CONTINUED)

     (c) Stock bonuses:

         (i) On July 1, 2003, the Company paid stock bonuses to senior management for past services with the shares being issued at the fair market on the date of issue. The Company issued 325,000 common shares with a fair value of $49,486 (Cdn$68,250).

         (ii) On August 21, 2003, the Company paid a bonus of 600,000 shares with a fair value of $108,750 (Cdn$150,000) in lieu of cash.

     (d) Share purchase options:

         On June 30, 2003, the 2003 Stock Incentive Plan ("2003 Plan") was approved by the shareholders of the Company. The 2003 Plan serves as the successor to the Director and Employee Stock Option Plan as amended ("1997 Plan") and supercedes that plan. The 2003 Plan is different from the 1997 Plan in that it permits the board of directors to issue common shares to employees, directors, senior officers or consultants as a stock bonus for past services actually performed for the Company. Under the terms of the 2003 Plan, up to 2,000,000 common shares were reserved for issuance as stock bonuses. As well, the 2003 Plan also increased the number of common shares available for issuance under stock options by 3,056,654. This brings the aggregate number of common shares, which may be reserved for issuance, to 13,125,333 of which 11,125,333 are reserved for issuance for stock options and 2,000,000 for issuance as stock bonuses. Options are granted and exercisable in Canadian dollars, vest over periods from three to four years and expire five years from the date of grant.

         In October 2003, the Company's board of directors approved the cancellation of 1,000,000 options previously granted to a director.

         In November 2003, 2,500,000 options were granted to the Company's new president and chief executive officer which are exercisable at $0.17 (Cdn$0.22), and expire in November 2008. This option grant is subject to shareholder approval. Therefore these options are not considered granted for accounting purposes and not reflected in the tables below.

         A summary of the status of the Company's stock option plan as of December 31, 2003, 2002 and 2001 and changes during the periods ended on those dates is presented below:



                                               ------------------------------------------------------------------------------------
                                                           2003                         2002                         2001
                                               --------------------------     -----------------------     -------------------------
                                                               Weighted                   Weighted                        Weighted
                                                               average                    average                         average
                                                               exercise                   exercise                        exercise
                                                 Shares         price          Shares      price            Shares         price
                                               ----------   -------------     ---------   -----------     ---------    ------------
                                                               US$/Cdn$                   US$/Cdn$                        US$/Cdn$

         Outstanding, beginning of year         5,255,183   $  1.78/2.77      6,416,689   $ 3.88/6.18     4,269,883    $ 7.02/10.52
         Granted                                6,187,750      0.15/0.21      3,350,400     0.17/0.26     3,468,908      1.42/2.26
         Exercised                               (749,750)     0.14/0.19       (193,086)    0.23/0.35       (72,017)     0.77/1.22
         Cancelled                             (2,855,791)     1.90/2.66     (4,318,820)    3.84/5.99    (1,250,085)     6.35/10.10
                                               ----------   ------------     ----------   -----------    ----------    ------------
         Outstanding, end of year               7,837,392   $  0.80/1.03      5,255,183   $ 1.78/2.77     6,416,689    $ 3.88/6.18
                                               ==========   ============     ==========   ===========    ==========    ============
         Options exercisable, end of year       3,621,166   $  1.45/1.88      2,077,298   $ 3.17/4.94     2,530,783    $ 4.81/7.66
                                               ==========   ============     ==========   ===========    ==========    ============




INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001



12.  SHARE CAPITAL (CONTINUED):

     (d) Share purchase options (continued):

         The following table summarizes information about stock options outstanding at December 31, 2003:




                                    ---------------------------------------------------------------------------------------------
                                                         Options outstanding                            Options exercisable
                                    ------------------------------------------------------     ----------------------------------
                                       Number            Weighted             Weighted           Number
                                    outstanding,          average              average         exercisable,          Weighted
              Range of              December 31,         remaining            exercise         December 31,           average
          exercise prices               2003          contractual life          price             2003             exercise price
         ------------------         ------------      ----------------      --------------     ------------        --------------
             US$/(Cdn$)                                                         US$/Cdn                               $US$/Cdn$

         $0.10 to $0.63
            ($0.15 to $0.99)           7,214,850            4.12 years      $ 0.19 / $0.24        3,043,140        $ 0.19 / $0.23
         $0.64 to $1.28
            ($1.00 to $1.99)              57,600            2.90              1.16 /  1.50           54,150          1.18 /  1.53
         $1.29 to $1.92
            ($2.00 to $2.99)              13,600            2.35              2.09 /  2.71            9,000          2.10 /  2.72
         $1.92 to $2.56
            ($3.00 to $3.99)               4,800            2.43              2.58 /  3.34            3,000          2.58 /  3.34
         $2.57 to $3.84
            ($4.00 to $5.99)             140,300            1.10              3.99 /  5.17          133,142          4.00 /  5.18
         $3.85 to $5.12
            ($6.00 to $7.99)              93,534            2.04              4.75 /  6.15           70,426          4.72 /  6.12
         $5.13 to $6.41
            ($8.00 to $9.99)              37,400            1.48              6.73 /  8.71           35,000          6.68 /  8.65
         $6.41 to $7.69
            ($10.00 to $11.99)            73,510            1.60              8.25 / 10.68           71,510          8.23 / 10.66
         $7.70 to $9.61
            ($12.00 to $14.99)           138,198            0.99             10.17 / 13.17          138,198         10.17 / 13.17
         $9.62 to $12.82
            ($15.00 to $19.99)            30,000            1.42             13.08 / 16.94           30,000         13.09 / 16.94
         $12.83 to $41.37
            ($20.00 to $64.50)            33,600            1.14             33.25 / 43.05           33,600         33.25 / 43.05
         --------------------       ------------      ----------------      --------------     ------------        --------------
         $0.10 to $41.37
           ($0.15 to $64.50)           7,837,392            3.91            $ 0.80 / $1.03        3,621,166        $ 1.45 / $1.88
         ====================       ============      ================      ==============     ============        ==============

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001



12.  SHARE CAPITAL (CONTINUED):

     (e) Pro forma compensation expense:

         Under the intrinsic value method, the Company has not recognized any compensation expense for options issued to its employees during the year ended December 31, 2003. Had the Company determined compensation expense for option grants made to employees after January 1, 2002 based on the fair values at grant dates of the stock options consistent with the fair value method, the Company's loss and loss per share for the year ended December 31, 2003 would have been the pro forma amounts indicated below:


                                                   -------------------------------------
                                                        2003                    2002
                                                   -------------           -------------
         Loss - as reported                        $   5,757,631           $   9,716,065
         Loss - pro forma                              6,050,794               9,802,575

         Loss per share - as reported                       0.05                    0.18
         Loss per share - pro forma                         0.06                    0.19
                                                   =============           =============


         The weighted average estimated fair value at the date of grant for options granted during the year ended December 31, 2003 was $0.14 (Cdn$0.20) per share.

         The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

         Risk-free interest rate                                        2.75%
         Dividend yield                                                  0.0%
         Volatility factor                                               110%
         Weighted average expected life of the options                5 years

         For the purposes of pro forma disclosures, the estimated fair value of the option is amortized to expense on a straight-line basis over the vesting period.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001


12.  SHARE CAPITAL (CONTINUED):

     (f) Share purchase warrants:

          (i) On July 4, 2003, the Company issued 29,473,684 units at a price of $0.11 (Cdn$0.1425) per unit for gross proceeds of $3,000,000 to Gerald Trooien, the majority shareholder of HiddenMind. Each unit consisted of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to purchase one common share for a period of two years from the closing date at a price of $0.15 (Cdn$0.19) per common share.

          (ii) On July 4, 2003, the Company completed the acquisition of substantially all of the business and assets of HiddenMind (note
               5). The purchase price was paid by the Company through the issuance to HiddenMind of 14,966,034 units of the Company having a fair value of $0.15 (Cdn$0.19) per unit. Each unit consists of one common share and one half of one warrant. Each whole warrant entitles the holder to purchase an additional common share of the Company at an exercise price of $0.15 (Cdn$0.19) until July 4, 2005. The fair value of these warrants of $537,415 has been classified in other equity instruments within shareholders' equity on the consolidated balance sheet.

         (iii) On July 4, 2003 and July 14, 2003, the Company issued 22,785,882 units and 6,856,232 respectively for a total of 29,642,114 at a price of $0.12 (Cdn$0.16125) per unit for gross proceeds of $3,566,999 (Cdn$4,779,778). Each unit consisted of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to purchase one common share for a period of two years from the closing date at a price of $0.17 (Cdn$0.215) per common share. The agent was paid a cash commission equal to 7.5% of the gross proceeds from the offering and 2,964,203 warrants (the "Agents' Warrants"). Each Agents' Warrant entitles the agent to purchase one common share and one-half of one common share purchase warrant for two years from the closing date at a price of $0.17 (Cdn$0.215) per common share. In addition, the Company issued 300,000 units to the agent as a corporate finance fee.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001


12.  SHARE CAPITAL (CONTINUED):

     (f)  Share purchase warrants (continued):

          (iv) On December 9, 2002, the Company issued 8,500,000 units at a price of $0.13 (Cdn$0.20) per unit for gross proceeds of $1,078,065 (Cdn$1,700,000). Each unit consisted of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to purchase one common share for a period of two years from the closing date at a price of $0.15 (Cdn$0.24) per common share. The agent was paid a cash commission equal to 7.5% of the gross proceeds from the offering and 850,000 warrants (the "Agents' Warrants"). Each Agents' Warrant entitles the agent to purchase one common share and one-half of one common share purchase warrant for two years from the closing date at a price of $0.15 (Cdn$0.24) per common share. In addition, the Company issued 185,000 units to the agent as a corporate finance fee. As at December 31, 2003, 664,843 share purchase warrants and 468,561 Agents' Warrants had been exercised as well as all units issued as a corporate finance fee.

          (v) The Company received a letter dated September 17, 2001 from Glenayre Electronics, Inc. ("Glenayre") informing it that Glenayre requires indemnity under certain agreements the Company has with Glenayre. The Company has previously developed and supplied technology to Glenayre. The claim comprised of $608,000 in legal fees and $50,000 internal expenses, in connection with a previously settled lawsuit between Glenayre and Research in Motion.

               On October 30, 2002, the Company resolved the claim with Glenayre. Under the settlement, the Company paid Glenayre a cash payment of $130,000 plus 20,000 common share purchase warrants exercisable at a price of $0.22 per common share for two years from the date of issue, and Glenayre agreed to a consent dismissal of its claim. The warrants were issued on December 9, 2002.

          (vi) On February 22, 2001, the Company issued 2,272,728 units at a price of $3.62 (Cdn$5.50) per unit for gross proceeds of $8,217,500 (Cdn$12,500,000). Each unit is comprised of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to purchase one common share for a period of 18 months from the closing date at a price equal to $4.71 (Cdn$7.15) per common share. In addition, the Company issued 113,636 units each exercisable into one common share and one-half purchase warrant of the Company at $3.62 (Cdn$5.50) until August 22, 2002 to the agents as partial compensation for services rendered in connection with the financing. All of the units were converted into common shares and share purchase warrants during the year. As at December 31, 2003, none of the share purchase warrants or agents' units had been exercised and have expired.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001


12.  SHARE CAPITAL (CONTINUED):

     (f)  Share purchase warrants (continued):


         (vii) During the year ended December 31, 2001, as consideration for providing a credit facility (note 10), the Company granted Thomas Koll warrants to purchase up to 3,510,455 common shares at a price of Cdn$1.10, exercisable for three years. The fair value of these warrants of $1,613,096 has been recognized as a financing cost that was being recognized over the term of the related debt and as other equity instruments. As at December 31, 2003, none of these warrants had been exercised.

     (g)  Special warrants:


          (i) On April 13, 2000, the Company issued 924,000 special warrants at a price of $21.96 (Cdn$32.50) per special warrant for net cash proceeds of $19,027,038. Each special warrant was exercisable without payment of additional consideration for one common share of the Company. In addition, the Company issued 46,200 special compensation warrants to the underwriters in connection with this issuance. Each special compensation warrant is exercisable without additional consideration into one compensation warrant entitling the holder to acquire one common share at a price of $21.96 (Cdn$32.50) per share for a two year period ending April 13, 2002. As at December 31, 2002, all of the special warrants had been exercised. None of the special compensation warrants had been exercised and have expired.

          (ii) On November 23, 28 and 30, 2001, the Company issued 31,965,319, 1,960,784 and 195,186, special warrants at a price per special warrant of $0.69, $0.81 and $0.86 respectively, for gross proceeds of $14,887,252 (Cdn$23,812,165) of which $4,475,309 was held in escrow and included in cash and cash equivalents at December 31, 2001. The special warrants are exercisable, without payment of additional consideration, for units each comprised of one common share and one-half of one common share purchase warrant.

               Each whole purchase warrant will entitle the holder to purchase one common share for a period of three years at a price of $0.56 (Cdn$0.90). The Company has the right to force conversion of the purchase warrants thirty days after providing written notice that the closing price for its common shares has equaled or exceeded Cdn$9.00 for 20 consecutive trading days. The purchase warrants will also contain provisions for cashless exercise.

               The agents were paid a cash commission equal to 7% of the gross proceeds of the private placement and agents' warrants entitling them to purchase 2,386,775 units at a price of $0.51 (Cdn$0.81) until November 23, 2004. Each unit shall be comprised of one common share and one-half of one common share purchase warrant.

               On February 21, 2002, the Company received final receipt for a prospectus filed in certain provinces in Canada, qualifying the special warrants for distribution and releasing the funds held in escrow. The special warrants were deemed to be exercised for freely tradable common shares and purchase warrants on February 26, 2002.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001


13.  INCOME TAXES:

     Income taxes attributable to net loss in these financial statements differ from amounts computed by applying the Canadian federal and provincial statutory rate of 37.6% (2002 - 39.62%; 2001 - 44.6%) as follows:

                                               2003                 2002                 2001
                                           ------------         ------------         -------------
Net loss before income taxes                $ 5,797,515          $ 9,716,065          $ 20,860,436
                                           ============         ============         =============
Expected tax recovery                       $ 2,179,866          $ 3,849,505          $  9,307,927
Tax effect of:
   Loss of U.S. subsidiary taxed at
     lower rates                                (25,200)            (207,848)             (776,192)
   Change in enacted tax rates                        -             (240,946)             (958,830)
   Non-deductible interest expense                    -               (8,110)              (27,355)
   Permanent and other                         (145,746)             (29,155)             (709,576)
   Change in valuation allowance             (2,008,920)          (3,363,446)           (6,835,974)
                                           ------------         ------------         -------------
                                            $         -          $         -          $          -
                                           ============         ============         =============


     The Company has non-capital losses carried forward in Canada of approximately $50,243,496 which are available to reduce future years' income for income tax purposes and capital losses of $106,000 which are available indefinitely to offset future capital gains for income tax purposes.

     Non-capital loss carry forwards expire in:


     2003                                           $   910,842
     2004                                             2,053,507
     2005                                             1,202,343
     2006                                             1,649,887
     2007                                            18,022,672
     2008                                            12,052,259
     2009                                             9,048,687
     2010                                             5,303,299
                                                    -----------
                                                    $50,243,496
                                                    ===========

     The Company also has available unclaimed Scientific Research and Experimental Development Expenditures of approximately $436,030 as at December 31, 2003, which may be carried forward indefinitely and used to reduce future taxable income.

     As a result of changes in ownership of the Company in 2003 for U.S. tax purpose, the amount of net operating loss carryforward incurred up to July 2003 which Infowave USA Inc. may utilize has been reduced to nil. As at December 31, 2003, Infowave USA Inc. has a net operating loss carryforward of approximately $700,000 which is available to reduce future years' U.S. taxable income up to 2023.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001



13.  INCOME TAXES (CONTINUED):

     The tax effect of the significant temporary differences which comprise tax assets and liabilities, at December 31, 2003 and 2002 are as follows:

                                                      2003                 2002
                                                  ------------         ------------
Future income tax assets:
   Deferred revenues                              $          -         $     56,715
   Fixed assets and intangibles,
     principally due to differences
     between accounting and tax
     depreciation and amortization                   1,046,045            1,558,189
   Loss carry forwards                              18,124,685           16,611,424
   Scientific research and development
     expenditure carry forwards                        155,227              360,913
   Share issue costs                                   725,745              841,656
   Long-term investments                                10,999                    -
   Long-term liability                                  77,708                    -
                                                  ------------         ------------
Total gross future income tax assets                20,140,409           19,428,897
Valuation allowance                                (20,140,409)         (19,428,897)
                                                  ------------         ------------
Net future income tax asset                       $          -         $          -
                                                  ============         ============


     In assessing the ability to realize future income tax assets, management considers whether it is more likely than not that some or all of the future tax assets will be realized. The ultimate realization of the future tax assets is dependent on the generation of taxable income during periods in which the temporary differences reverse. Due to the fact that as at December 31, 2003 and 2002, sufficient evidence does not exist to support a conclusion that it is more likely than not that the future income tax assets will be realized, a valuation allowance has been recorded against all of the future tax assets.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001


14.  RESTRUCTURING COSTS:

     During the year ended December 31, 2002, the Company completed a restructuring plan to significantly reduce operating expenses and preserve capital. The restructuring costs incurred resulted from reductions in staff, lease termination costs and write-down of fixed assets that were either no longer being utilized, or the costs were no longer recoverable as a result of the implementation of the restructuring plan. A total restructuring cost of $1,415,380 was incurred comprised of $354,834 for employee severance, $282,793 for lease terminations and $777,753 for write-offs of unrecoverable leasehold improvements and fixed assets. All of these restructuring charges have been settled, with no amounts included in accounts payable and accrued liabilities at December 31, 2003.

     In the year ended December 31, 2001, the Company completed a restructuring that included employee severance payments of $497,442, lease termination costs of $468,680 and the write-offs of unrecoverable leasehold improvements of $287,585. All of these restructuring changes have been settled, with no amounts included in accounts payable and accrued liabilities at December 31, 2003.


15.  COMMITMENTS AND CONTINGENCIES:

     (a) Lease obligations:

         The Company has entered into lease agreements for premises and equipment. These leases have been treated as operating leases for accounting purposes and consist primarily of the office space in Burnaby, B.C. (lease due to expire June 30, 2008) and the former office space in Bothell, Washington (lease due to expire March 30, 2005). The annual payment commitments are as follows:


         2004                               $  402,631
         2005                                  258,059
         2006                                  226,178
         2007                                  226,178
         2008                                  113,089
                                               -------
                                            $1,226,135
                                            ==========


         During the year ended December 31, 2003, the Company made operating lease payments totaling approximately $575,700 (2002 - $643,000; 2001 - $829,000).

     (b) Letters of credit:

         The Company has secured certain lease commitments through an outstanding letter of credit totaling $150,000.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001



15.  COMMITMENTS AND CONTINGENCIES (CONTINUED):

     (c) Contingency:

         in September 2003, the Company was made aware that Visto Corporation, a private company based in California, filed complaints alleging patent infringement against Infowave and against Seven Networks, Inc. in the U.S. District Court for the Eastern District of Texas. It claims that Infowave is violating a patent relating to the system and method for synchronizing email. In November 2003, the Company filed a full answer and counterclaim to the claim. The counterclaim against Visto calls for, among other things, a declaratory judgment of non-infringement and invalidity of a Visto patent. The Company intends to continue to vigorously defend this matter and believes that the claim is without merit.



16.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

     (a) Fair values:

         The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair values due to their ability for prompt liquidation and short-term to maturity.

     (b) Credit risk:

         The Company is exposed to credit risk only with respect to uncertainties as to timing and amount of collectibility of accounts receivable. At December 31, 2003, four customers represented 47% of outstanding accounts receivable. In the previous year at December 31, 2002, three customers represented 55% of outstanding accounts receivable. The Company mitigates its credit risk by concentrating its direct sales efforts on Fortune 500 companies and conducting standard credit checks on all new customers.

     (c) Foreign currency risk:

         Foreign currency risk is the risk to the Company's earnings that arises from fluctuations in foreign currency exchange rates, and the degree of volatility of these rates. A substantial portion of the Company's sales are derived in United States dollars and accordingly the majority of the Company's accounts receivable is denominated in United States dollars. The Company has not entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations. Foreign currency exchange gain (loss) for the year ended December 31, 2003 was ($35,305) (2002 - ($14,556); 2001 - $37,386).

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001


17.  SEGMENTED INFORMATION:

     In the opinion of management, the Company carried on business in one operating segment, being the development of wireless software. Management of the Company makes decisions about allocating resources based on the one operating segment. Substantially all of the Company's long-lived assets are located in Canada. A summary of revenue by location of the customer is as follows:

                           2003              2002              2001
                        ----------        ----------        ----------
By region:
   Canada               $  150,482        $  254,946        $  829,206
   United States           881,200         1,001,573         2,264,370
   Other                   593,138           564,522            95,677
                        ----------        ----------        ----------
Total sales             $1,624,820        $1,821,041        $3,189,253
                        ==========        ==========        ==========

Revenues by major customer are as follows:

                              2003                2002           2001
                          -------------       -------------    ----------
By major customer:
   Company A              $     335,815   less than 10%        $      -
   Company B                    201,815               -               -
   Company C              less than 10%         349,947               -
   Company D              less than 10%         195,460               -
   Company E              less than 10%         376,500         503,970
   Company F              less than 10%         220,000         450,000
                          ============          =======         =======


18.  CREDIT FACILITY:

     On March 8, 2002, the Company entered into a convertible loan agreement with a strategic partner for a convertible revolving loan of up to $2,000,000. The principal amount outstanding under the loan bears interest at the prime rate plus 3.25% and may be converted into common shares of the Company at a price of US$1.00 per share, which was greater than the market price at that date, at any time up to March 8, 2005, subject to adjustment in certain circumstances. The Company may draw down amounts under the loan provided that certain standard working capital conditions and revenue targets are met. The convertible loan will be secured by certain assets of the Company, excluding its intellectual property. As at December 31, 2003, no amounts have been drawn down from this as loan, and as the Company has not met its revenue target in 2003, no amounts were available under the credit facility.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001

19. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA:

     The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in the following material respects from those in the United States ("United States GAAP"):

     (a) Net loss and loss per share:

                                                            2003                2002                2001
                                                        ------------        ------------        ------------
Loss in accordance with Canadian GAAP                   $  5,757,631        $  9,716,065        $ 20,860,436
Adjustment for stock based compensation
   relating to stock options issued to
   non-employees (c)(i)                                            -                   -             126,486
                                                        ------------        ------------        ------------
Loss in accordance with United States GAAP              $  5,757,631        $  9,716,065        $ 20,986,922
                                                        ============        ============        ============
Weighted average number of shares outstanding
   in accordance with Canadian and United States
   GAAP                                                  104,913,864          52,877,973          23,125,831
Adjustment for special warrants (e)                                -           5,328,530           3,458,870
                                                        ------------        ------------        ------------
Weighted average number of shares outstanding
   in accordance with United States GAAP                 104,913,864          58,206,503          26,584,701
                                                        ============        ============        ============
Loss per share in accordance with United
   States GAAP:                                         $       0.05        $       0.17        $       0.79
                                                        ============        ============        ============


Comprehensive loss for the years ended December 31, 2003, 2002 and 2001 is as follows:


                                                        2003                 2002                 2001
                                                    ------------         ------------         ------------
Loss in accordance with United States GAAP          $  5,757,631         $ 10,138,827         $ 20,986,922
Other comprehensive loss (income):
     Foreign currency translation adjustment            (827,644)            (135,107)             399,615
                                                    ------------         ------------         ------------
Comprehensive loss                                  $  4,929,987         $ 10,003,720         $ 21,386,537
                                                    ============         ============         ============


INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001

19. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (CONTINUED):

     (b) Balance sheet:

                                                                     2003                 2002
                                                                  ------------         ------------
TOTAL ASSETS
Total assets in accordance with Canadian
   and United States GAAP                                         $  9,935,349         $  4,158,757
                                                                  ============         ============
TOTAL LIABILITIES
Total liabilities in accordance with Canadian GAAP and
   United States GAAP                                             $  1,836,156         $    827,943
                                                                  ============         ============
SHAREHOLDERS' EQUITY
Share capital in accordance with Canadian GAAP                    $ 65,700,311         $ 56,539,360
Adjustments to share capital:
     Foreign exchange effect on conversion of
        1998 and prior share capital transactions (d)                  543,269              543,269
     Additional paid in capital from stock based
        compensation relating to stock options
        issued to non-employees (c)(i)                                 520,999              520,999
     Additional paid in capital from stock based
        compensation relating to escrow shares (c)(ii)                 107,077              107,077
                                                                  ------------         ------------
Share capital in accordance with United States GAAP               $ 66,871,656         $ 57,710,705
                                                                  ============         ============
Additional paid-in capital in accordance with
   Canadian and United States GAAP                                $     15,941         $     15,941
                                                                  ============         ============
Other equity instruments in accordance with
   Canadian and United States GAAP                                $  2,150,511         $  1,613,096
                                                                  ============         ============
Deficit in accordance with Canadian GAAP
                                                                  $(60,099,773)        $(54,342,142)
Adjustments to deficit:
     Cumulative effect of stock based compensation
        relating to stock options issued to non-employees(c)(i)       (519,411)            (519,411)
     Foreign exchange effect on conversion of
        1998 and prior income statements (d)                          (189,240)            (189,240)
     Cumulative effect of stock based compensation
        relating to escrow shares (c)(ii)                             (101,474)            (101,474)
Cumulative translation account in accordance with Canadian GAAP        332,203             (495,441)
Adjustments to cumulative translation account:
     Foreign exchange effect on conversion of 1998
        and prior income statements (d)                               (341,140)            (341,140)
     Cumulative foreign exchange effect of United
        States GAAP adjustments                                        (20,080)             (20,080)
                                                                  ------------         ------------
                                                                       (29,017)            (856,661)
                                                                  ------------         ------------
Shareholders' equity in accordance with United States GAAP        $  8,099,193         $  3,330,814
                                                                  ============         ============


INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001

19. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (CONTINUED):

     (c) Stock-based compensation:

         (i)  Stock options:

              The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") for stock options granted to employees, including directors, and has elected to continue measuring compensation costs using the intrinsic value based method of accounting under APB Opinion 25. Under the intrinsic value based method, employee stock option compensation is the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. As the exercise price of the options is equal to the market value on the measurement date, the Company has determined that this accounting policy has no significant effect, with respect to employee stock options, on its results of operations.

              The fair value of each option grant to employees is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                               2003      2002    2001
                                             -------   -------  -------
              Expected dividend yield              0%        0%       0%
              Expected stock price               150%      134%     150%
              volatility
              Risk-free interest rate           2.75%     2.59%    4.23%
              Expected life of options        5 years   5 years  5 years



              For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis. Had recognized compensation expense for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the provisions of SFAS No. 123 and the assumptions set out above, the Company's loss and loss per share under United States GAAP would have been as follows:

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

19. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (CONTINUED):

     (c) Stock-based compensation (continued):

         (i)  Stock options (continued):


                                               2003          2002           2001
                                           ------------  -------------  --------------
Loss in accordance with United States
   GAAP, as reported                       $ (5,757,631) $ (10,138,827) $ (20,986,922)
Add: Employee stock-based compensation
   expense (recovery), as reported              158,236         15,941              -
Deduct: Employee stock-based
   compensation expense determined under
   the fair value method                     (2,803,333)    (4,946,214)    (8,603,513)
                                           ------------  -------------  -------------
Pro forma loss in accordance with
   United States GAAP                      $ (8,402,728) $ (15,069,100) $ (29,590,435)
                                           ============  =============  =============
Pro forma loss per share, basic and diluted
   in accordance with United States GAAP   $      (0.08) $       (0.26) $       (1.11)
                                           ============  =============  =============


         The pro forma assumptions are consistent with those disclosed under the new CICA Handbook section related to stock-based compensation adopted during the current year (notes 2(o) and 12(d)).

         For United States GAAP purposes, stock options issued to non-employees for services rendered were recorded and reflected in the financials as compensation expense and charged to earnings based on the fair value as the services are provided and the options are earned. The amount of compensation costs is calculated using the Black-Scholes options pricing formula and assumptions as described above. On January 1, 2002, the Company adopted the new CICA Handbook section related to stock-based compensation payments (note 2(o)). Under this new policy, stock options issued to non-employees after December 31, 2001 are accounted for consistently with United States GAAP. Therefore, for grants made in the years ended December 31, 2003 and 2002, there was no measurement difference. Under United States GAAP for non-employee options, additional compensation expense would have been recorded of $126,486 for the year ended December 31, 2001.

         (ii) Shares held in escrow:

              Certain shares held in escrow pursuant to the employee incentive program and employment contracts were recorded as compensation expense under Canadian GAAP at a deemed value of $0.23 (Cdn$0.35) per share based on their fair market value at the time of issue discounted for escrow restrictions.

              For United States GAAP purposes, any restrictions on the employee's right to receive these shares would not be taken into account for purposes of calculating compensation costs and would result in additional compensation costs. No additional compensation expense was recorded for the year ended December 31, 2003 (2002 - nil; 2001 - nil).

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

19. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (CONTINUED):

     (c) Stock-based compensation (continued):

         (iii)    Weighted average fair value:

              Financial statements prepared in accordance with United States GAAP require the disclosure of weighted average grant date fair value of stock options granted in the year by the Company. Weighted average grant date fair values for options granted during the years ended December 31, 2003, 2002 and 2001 are $0.14 (Cdn$0.20), $0.10 (Cdn$0.17) and $0.99 (Cdn$1.57), respectively.

     (d) Foreign currency translation:

         These financial statements are in U.S. dollars. Prior to 1999, these financial statements were reported in Canadian dollars. In accordance with Canadian GAAP effective to July 1, 2002, the comparative figures presented for 1998 have been translated at the rate in effect on December 31, 1998. For United States GAAP, the 1998 comparative figures should have been restated retroactively as if the Company had always reported in U.S. dollars. As a result, share capital and deficit would be adjusted to translate the Canadian dollar functional currency financial statements to U.S. dollars at the rates in effect on the transaction dates with offsetting adjustments to the cumulative translation account. Any changes in reporting currency after July 1, 2002 would be treated the same under both Canadian and United States GAAP.

     (e) Loss per share:

         During the year ended December 31, 2001, the Company issued special warrants, which were converted to common shares subsequent to their issue. For Canadian GAAP purposes in 2001, the common shares were included in the weighted average shares outstanding from the date the special warrants were converted into common shares. For United States GAAP purposes, where there are no material uncertainties with respect to the ultimate issuance of the common shares that underlay the special warrants, the effective number of common shares would be included from the date that is the later of the date the special warrants were issued and the date the uncertainty as to exercise is removed.

     (f) Impairment or disposal of long-lived assets:

         United States GAAP required the Company to adopt the provisions in SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" as of January 1, 2002. Under this standard, an impairment loss calculated as the difference between the carrying amount and the fair value of the asset, should be recognized on long-lived assets held and used only if the carrying amount of the asset is not recoverable from its undiscounted cash flows. Long-lived assets to be disposed other than by sale should be considered held and used until it is disposed of. Long-lived assets to be disposed of by sale should be measured at the lower of its carrying amount or fair value less cost to sell.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001

-------------------------------------------------------------------------------

19. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (CONTINUED):

     (f) Impairment or disposal of long-lived assets (continued):

         The Company wrote down certain long-lived assets to their net recoverable amount during the year ended December 31, 2002. This was part of the restructuring plan described in note 14. There was no difference between the net recoverable amount determined based on undiscounted expected future cash flows and fair value under United States GAAP, measured by a discounted cash flow as the related assets were disposed by December 31, 2002.

         As a result of the adoption of Section 3063 for Canadian GAAP on January 1, 2003 (note 2(i)), the method of accounting for the impairment of long-lived assets is substantially the same as under United States GAAP in accordance with SFAS No. 144. Therefore, for the year ended December 31, 2003, there was no measurement difference.

     (g) Intangible assets:

         The following table summarizes the estimated future amortization expenses as of December 31, 2003:


Year ending December 31:

2004                         $ 626,267
2005                           626,267
2006                           310,032



     (h) Advertising costs:

         United States GAAP requires the disclosure of amounts spent on advertising costs. For the years ended December 31, 2003, 2002 and 2001, the Company spent approximately $7,797, $27,756 and $194,931, respectively on advertising costs.

     (i) Accounts receivable:

         Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on analysis of historical bad debts, customer concentrations, customer credit-worthiness and current economic trends. The Company reviews its allowance for doubtful accounts quarterly. Past due balances over 90 days and specified other balances are reviewed individually for collectibility. All other balances are reviewed on an aggregate basis. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------


19. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (CONTINUED):

     (j) Valuation and qualifying accounts:


                                                                                               Effect of foreign
                                                Beginning                                         exchange on          End of
                                                 of year      Charged to       Recoveries          conversion           year
                                                 balance       expenses      and write-offs          to US$           balance
                                                --------      ----------     --------------    ------------------     -------

Allowance for doubtful accounts:
   Year ended December 31, 2003                 $ 67,125        $ 1,950              $ -            $ 1,019            $70,094
   Year ended December 31, 2002                  136,471         70,390          139,833                 97             67,125
   Year ended December 31, 2001                   12,698        172,067           45,711             (2,583)           136,471

Allowance for sales return:
   Year ended December 31, 2003                        -              -                -                  -                  -
   Year ended December 31, 2002                   12,068              -           12,068                  -                  -
   Year ended December 31, 2001                    6,346        205,395          199,231               (442)            12,068



     (k) Recent accounting pronouncements:

         (i) In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No.149 is to be applied prospectively for certain contracts entered into or modified after June 30, 2003. We have adopted SFAS No. 149, which had no effect on the Company's consolidated financial statements.

         (ii) In May 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. We have adopted SFAS No. 150, which had no effect on the Company's consolidated financial statements.

         (iii)In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 expands on previously issued accounting guidance and requires additional disclosure by a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability is applied on a prospective basis to guarantees issued or modified after December 31, 2002. The application of FIN 45 in 2003 had no effect on the Company's consolidated financial statements.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

19. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (CONTINUED):

     (k) Recent accounting pronouncements (continued):

         (iv) In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which, as subsequently amended, requires the consolidation of a variable interest entity by the primary beneficiary. FIN 46 also requires additional disclosure by both the primary beneficiary and enterprises that hold a significant variable interest in a variable interest entity. FIN 46 is applicable to variable interest entities created after January 31, 2003. Entities created prior to February 1, 2003 must be consolidated in 2004. However, because the Company does not believe it has any variable interest entities, there is not expected to be any impact on the Company's consolidated financial statements.

         (v) In November 2002, the Emerging Issues Task Force reached a consensus on Issue 00-21,"Multiple Element Arrangements". This issue addresses how to account for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The guidance can affect the timing of revenue recognition for such arrangements. The final consensus will be applicable to agreements entered into after June 15, 2003. The adoption of this consensus did not have a material impact on the Company's financial position, cash flows or results of operations as the Company follows SOP 97-2 for recognition of their software sales.

Consolidated Financial Statements
(Expressed in United States dollars)

INFOWAVE SOFTWARE, INC.

Nine-month Periods ended September 30, 2004 and September 30, 2003

PART I.  FINANCIAL INFORMATION

Financial Statements

                             INFOWAVE SOFTWARE, INC.
                           Consolidated Balance Sheets
                           (Expressed in U.S. dollars)

========================================================================================================
                                                                September 30, 2004     December 31, 2003
                                                                    (unaudited)        (restated note 4)
--------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
        Cash and cash equivalents                                 $  5,124,545           $  4,911,605
        Short term investments                                              --                227,393
        Accounts receivable                                          1,198,233                331,202
        TPC receivable (note 5)                                        950,683                798,038
        Prepaid expenses and deposits                                  177,968                334,534
--------------------------------------------------------------------------------------------------------
                                                                     7,451,429              6,602,772

Fixed assets                                                           406,569                526,330

Deferred charges                                                        59,060                     --

Intellectual property assets held for sale (note 11)                 1,035,331              1,018,681

Goodwill  (note 6)                                                   3,426,565                     --

Intangible assets  (note 7)                                          7,030,520              1,787,566
--------------------------------------------------------------------------------------------------------

                                                                  $ 19,409,474           $  9,935,349
========================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
        Accounts payable and accrued liabilities                  $  1,095,467           $  1,333,064
        Short term debt (note 10)                                      168,441                     --
        Deferred revenue                                               538,322                284,800
--------------------------------------------------------------------------------------------------------
                                                                     1,802,230              1,617,864

Long-term liabilities (notes 5 & 10)                                   465,007                218,292

Shareholders' equity
        Share capital
        Authorized: Unlimited voting common shares
        without par value (notes 6 & 8)
        Issued: 237,145,351(December 31, 2003: 148,369,989)         81,273,081             65,759,745
        Additional paid-in capital                                      15,941                 15,941
        Contributed surplus (notes 4, 6 & 10)                          745,445                273,343
        Other equity instruments                                     3,259,039              2,150,511
        Deficit                                                    (68,823,303)           (60,432,550)
        Cumulative translation account                                 672,034                332,203
--------------------------------------------------------------------------------------------------------
                                                                    17,142,237              8,099,193
--------------------------------------------------------------------------------------------------------

                                                                  $ 19,409,474           $  9,935,349
========================================================================================================


     See accompanying notes to interim consolidated financial statements

                             INFOWAVE SOFTWARE, INC.
                Consolidated Statements of Operations and Deficit
                           (Expressed in U.S. dollars)

====================================================================================================================================
                                                              Three months ended                          Nine months ended
                                                     September 30,          September 30,         September 30,        September 30,
                                                          2004                  2003                  2004                 2003
                                                      (Unaudited)            (Unaudited            (Unaudited)          (Unaudited
                                                                            and restated                               and restated
                                                                                note 4)                                   note 4)
------------------------------------------------------------------------------------------------------------------------------------
Sales                                                $   1,500,093         $     381,395         $   3,619,130         $  1,298,648

Cost of sales                                              566,552                41,535             1,455,836              160,229
------------------------------------------------------------------------------------------------------------------------------------
                                                           933,541               339,860             2,163,294            1,138,419
------------------------------------------------------------------------------------------------------------------------------------
Expenses:
      Research and development (note 5)                    316,126               653,151             2,266,585            1,649,299
      Sales and marketing                                  688,442               658,651             2,897,444            1,426,571
      Administration                                       581,817               457,468             2,306,635            1,177,625
      Restructuring (note 12)                                   --                    --               287,631                   --
      Depreciation and amortization                        378,914               310,813             1,324,425              519,095
------------------------------------------------------------------------------------------------------------------------------------
                                                         1,965,299             2,080,083             9,082,720            4,772,590
------------------------------------------------------------------------------------------------------------------------------------
Operating loss                                           1,031,758             1,740,223             6,919,426            3,634,171

Other expenses (income)
       Interest and other income                           (10,463)              (27,042)            1,051,589              (53,816)
       Foreign exchange                                     56,841              (127,153)              492,046              (18,144)
------------------------------------------------------------------------------------------------------------------------------------
Loss before non-controlling interest                     1,078,136             1,586,028             8,463,061            3,562,211

Non-controlling interest (note 6)                               --                    --               (72,308)                  --
------------------------------------------------------------------------------------------------------------------------------------

Net loss for the period                                  1,078,136             1,586,028             8,390,753            3,562,211

Deficit, beginning of period                            67,745,167            56,400,144            60,432,550           54,423,961
------------------------------------------------------------------------------------------------------------------------------------

Deficit, end of period                               $  68,823,303         $  57,986,172         $  68,823,303         $ 57,986,172
------------------------------------------------------------------------------------------------------------------------------------
Net loss per share                                           $0.01                 $0.01                 $0.04                $0.04
------------------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding          235,421,485           137,999,297           219,580,979           90,690,326
====================================================================================================================================

     See accompanying notes to interim consolidated financial statements

                             INFOWAVE SOFTWARE, INC.
                      Consolidated Statements of Cash Flows
                           (Expressed in U.S. dollars)

====================================================================================================================================
                                                              Three months ended                        Nine months ended
                                                         September 30,      September 30,       September 30,         September 30,
                                                             2004               2003                2004                  2003
                                                          (Unaudited)      (Unaudited and        (Unaudited)         (Unaudited and
                                                                           restated note 4)                         restated note 4)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operations:
      Net loss for the period                            $(1,078,136)        $(1,586,028)        $(8,390,754)        $(3,562,211)

      Items not involving cash:
         Depreciation and amortization                       378,914             310,813           1,324,425             519,095
         Amortization of TPC warrants (note 5)                81,814                  --              81,814                  --
         Stock-based compensation                            404,494             238,616           1,411,618             339,369
         Non-controlling interest                                 --                  --             (72,308)                 --
         Non-cash interest and financing costs                    --                  --           1,101,379                  --
------------------------------------------------------------------------------------------------------------------------------------
                                                            (212,914)         (1,036,599)         (4,543,826)         (2,703,747)
      Changes in non-cash operating working capital:
          Short term investments                                  --                 683                  --              47,470
          Accounts receivable                                175,636             201,075            (607,968)            143,620
          TPC receivable                                    (133,034)                 --            (133,034)                 --
          Prepaid expenses and deposits                       70,521             (71,283)            294,454              19,903
          Accounts payable and accrued
                liabilities                                 (658,382)             41,531          (1,087,773)            581,225
          Deferred costs                                          --            (151,929)                 --            (149,250)
          Deferred revenue                                  (192,776)            (20,798)             83,235            (114,289)
------------------------------------------------------------------------------------------------------------------------------------
Net cash used in operations                              $  (950,949)        $(1,037,320)        $(5,994,912)        $(2,175,068)

Cash flows from investing activities:
      Redemption of short-term investments, net                   --              (2,474)            223,322              (1,148)
      Purchase of fixed assets                                (5,501)            (25,777)            (24,692)           (492,768)
      Purchase of intangible assets                         (388,252)                 --            (388,252)                 --
      Less: Purchase of intangible assets in
      exchange for issuance of convertible debt              339,564                  --             339,564                  --
      Deferred charges                                       (57,299)           (233,470)            (57,299)           (233,470)
      Acquisition costs, net of cash acquired                     --                  --             145,542                  --
------------------------------------------------------------------------------------------------------------------------------------
                                                            (111,488)           (261,721)            238,185            (727,386)
Cash flows from financing activities:
      Issuance of shares and warrants for cash,
      net of issue costs                                       4,485           6,297,201           5,659,468           6,322,804
Foreign exchange gain on cash and cash equivalents
held in a foreign currency                                   252,537              88,040             310,199             439,845
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents            (805,415)          5,086,200             212,940           3,860,195
Cash and cash equivalents, beginning of period             5,929,960           1,529,924           4,911,605           2,755,929
------------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                 $ 5,124,545         $ 6,616,124         $ 5,124,545         $ 6,616,124
====================================================================================================================================

     See accompanying notes to interim consolidated financial statements

1.    BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements do not include all information and footnote disclosures required for an annual set of financial statements under Canadian generally accepted accounting principles. In the opinion of management, all adjustments (consisting solely of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows as at September 30, 2004 and for all periods presented, have been included. Interim results for the three-and nine-month periods ended September 30, 2004 are not necessarily indicative of the results that may be expected for the fiscal year as a whole or for any interim period.

The unaudited consolidated balance sheets and statements of operations and deficit and cash flows include the accounts of the Company, and its wholly owned subsidiaries Telispark, Inc. (note 6) and Infowave USA Inc. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. The accounting principles used in these financial statements are those used in the preparation of the Company's audited financial statements for the year ended December 31, 2003. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2003.

2.    CONTINUING OPERATIONS

These financial statements have been prepared on a going concern basis notwithstanding the fact that the Company has experienced operating losses and negative cash flows from operations during the three-month and nine-month periods ended September 30, 2004 and in prior periods. To date, the Company has financed its continuing operations through revenue and equity financing. Continued operations of the Company will depend upon the attainment of profitable operations, which may require the successful completion of additional external financing arrangements.

Management is of the opinion that expected future revenues, together with the ongoing exercise of options and warrants and the recent equity financings in March 2004 that raised approximately $5.7 million, will provide sufficient working capital to meet the Company's projected cash requirements for the remainder of 2004. However, if there are any unanticipated costs and expenses or lower than anticipated revenues this could require the Company to seek additional financing or engage in further reductions in expenditures which may include further restructuring of the Company. There can be no assurances that additional financing, if required, will be available on a timely or cost effective basis. To the extent that such financing is not available on terms favorable to the Company, or at all, or reductions in expenditures are required, the Company may not be able to, or may be delayed in being able to commercialize its products and services and to ultimately attain profitable operations. The Company will continue to evaluate its projected expenditures relative to its available cash and to evaluate additional means of financing and cost reduction strategies in order to satisfy its working capital and other cash requirements.

3.    SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements follow the same accounting policies and methods of application as described in note 2 to our Annual Consolidated Financial Statements, except as described in note 4.

4.    CHANGE IN ACCOUNTING POLICY

Beginning in 2004, the Company adopted, on a retroactive basis, the provisions of Handbook Section 3870 which requires that all stock-based compensation be recognized at its fair value. In accordance with the provisions of this section, the Company has restated retroactively for all employee stock options granted, settled, or modified since January 1, 2002 using the fair value method. Options granted to non-employees since January 1, 2002 had previously been accounted for on a fair value basis. This method requires the Company to expense the fair value of the employee options granted or modified during a period.

Prior to the adoption of the new standard, the Company used the intrinsic value method of accounting for employee stock-based compensation. No compensation expense for options issued to its employees was recognized. In accordance with the transition provisions of Section 3870, this change in accounting policy has been applied retroactively and the amounts presented for prior periods have been restated for this change. The effect of this change is to increase net loss for the nine months ended September 30 by $230,944 in 2004 and $181,133 in 2003. Opening deficit for 2004 was increased by $332,777 reflecting the cumulative effect of the change in accounting policy. The impact of this restatement on the December 31, 2003 and September 30, 2003 consolidated financial statements is as follows:


===============================================================================================
                                                               Adjustment for
                                              As previously       stock-based
                                                   reported      compensation         Restated
-----------------------------------------------------------------------------------------------
As at December 31, 2003
   Deficit                                      (60,099,773)         (332,777)     (60,432,550)
   Share capital                                 65,700,311            59,434       65,759,745
   Contributed surplus                                   --           273,343          273,343
-----------------------------------------------------------------------------------------------

Three months ended September 30, 2003:
   Research and development                         623,476            29,675          653,151
   Sales and marketing                              628,728            29,923          658,651
   Administration                                   436,686            20,782          457,468
-----------------------------------------------------------------------------------------------
   Net loss for the period                        1,505,648            80,380        1,586,028
-----------------------------------------------------------------------------------------------
   Net loss per share                                 $0.01                --            $0.01
-----------------------------------------------------------------------------------------------

Nine months ended September 30, 2003:
   Research and development                       1,579,531            69,767        1,649,299
   Sales and marketing                            1,365,457            61,114        1,426,571
   Administration                                 1,127,374            50,252        1,177,625
-----------------------------------------------------------------------------------------------
   Net loss for the period                        3,381,078           181,133        3,562,211
-----------------------------------------------------------------------------------------------
   Net loss per share                                 $0.04                --            $0.04
-----------------------------------------------------------------------------------------------

See also note 8(b)

5.    TECHNOLOGY PARTNERSHIP CANADA RECEIVABLE

On December 9, 2003, Infowave announced that it had received a $5.6 million (Cdn$7.3 million) investment commitment from Technology Partnerships Canada ("TPC"), an agency of Industry Canada, to support research and development in wireless networking. This investment is part of a $20.5 million (Cdn$26.5 million) project by Infowave to develop a software platform for secure wireless networking through mobile devices. This investment will be provided to Infowave over time and is based on a contribution equal to 27.5% of eligible costs. Infowave has agreed to pay a royalty on gross sales and, subject to regulatory approval, will issue to TPC $1.5 million (Cdn$2 million) worth of five-year common share purchase warrants on or after October 1, 2005 with an exercise price equal to the then current value of the common shares.

As a result of this financial obligation, the fair value of the warrants of Cdn$2 million will be recognized through amortization and expensed to offset the funding benefit recognized, based on the proportion that the amount received from TPC funding relative to the total funding approved.

On April 13, 2004, the Company announced that it had been advised by TPC that it was withholding payments on funding claims submitted to date by the Company until the completion of an audit as to the contract award process. As a result, no claims were made In the prior quarters ended June 30, 2004 and March 31, 2004 and the Company had ceased to record any TPC benefit until the final audit outcome was known.

On July 29, 2004 the Company was advised by TPC that, as a result of TPC's review of contribution agreements with several companies, including the Company, TPC was of the view that the Company had breached the terms of the contribution agreement that restricted the use of third parties to secure the agreement. Based on the results of an audit of the TPC contract award process, Industry Canada has taken the position that Infowave breached the terms of its funding agreement by structuring its compensation as a commission, to a third party consultant, whom was not properly registered under the Lobbyist Registration Act.

On August 25, 2004, the Company reached an agreement with Industry Canada, with certain provisions of its funding agreement with TPC. Under the terms of the amended agreement, TPC will reduce its funding to Infowave by 15 per cent or Cdn$1.1 million. This will reduce Infowave's total TPC funding from Cdn$7.3 million to Cdn$6.2 million. This Cdn$1.1 million is the same amount Infowave was to pay the third party consultant for its assistance in developing Infowave's technology road map and with its application for TPC funding. As previously disclosed in Infowave's 2003 annual report, Infowave cancelled its agreement with this third party consultant in February 2004 with no obligation for any payment to the consultant by Infowave.

During the three months ended September 30, 2004, funding benefits of $133,034 were recognized and warrant expense of $81,814 was amortized. The Company claimed the benefit of $51,220, net of amortization of warrants, as a reduction of research and development expense for the current quarter ended. At September 30, 2004, TPC Receivable totalled $950,683 and $306,866 was recognized as a long-term liability in connection with the Company's cumulative obligation to issue the warrants in the future.

6.    ACQUISITIONS

On January 7, 2004, the Company entered into a Stock Purchase Agreement under which it has acquired control of all of the outstanding shares of, Telispark Inc. ("Telispark"), a provider of enterprise mobility applications ("EMA") software solutions based in Arlington, Virginia.

Under the terms of the acquisition agreement, Infowave agreed to issue 46,164,398 common shares for the purchase of all of the issued and outstanding common shares of Telispark in two tranches. Infowave had completed the initial purchase of 75.9% of Telispark's shares on January 8, 2004. Infowave also granted options to Telispark's employees, which will be exercisable into 1,901,865 common shares of the Company.

After obtaining its shareholders' approval, Infowave acquired the remaining 24.1% of Telispark common shares by issuing an additional 11,122,136 common shares on April 2, 2004, at which time Telispark became a wholly owned subsidiary of the Company.

The results of Telispark's operations are included in the Company's consolidated financial statements starting from January 8, 2004.

The transaction has been accounted for as a business combination by using the purchase method, with Infowave identified as the acquirer. The Company has not yet completed the evaluation and allocation of the purchase price for the acquisition. The purchase price has been initially assigned as follows, as determined through an independent valuation and management's best estimates:

=========================================================================================
                                     1st Tranche          2nd Tranche
                                 January 7, 2004        April 2, 2004              Total
-----------------------------------------------------------------------------------------
Intangible assets:
Intellectual property                 $4,592,956           $1,457,768        $ 6,050,724
Patents                                   37,954               12,046             50,000
Customer relationship                     18,515                6,485             25,000
-----------------------------------------------------------------------------------------
                                       4,649,425            1,476,299          6,125,724

Deferred compensation                    809,466              257,024          1,066,490

Current assets                           659,182                   --            659,182
Fixed assets                              85,664                   --             85,664
Current liabilities                     (511,420)                  --           (511,420)
Goodwill                               3,001,081              425,484          3,426,565
-----------------------------------------------------------------------------------------

                                      $8,693,398           $2,158,807        $10,852,205
-----------------------------------------------------------------------------------------


=========================================================================================
                                     1st Tranche          2nd Tranche
                                 January 7, 2004        April 2, 2004              Total
-----------------------------------------------------------------------------------------
Consideration at fair value:
Common shares                         $6,801,703           $2,158,807        $ 8,960,510
Employee stock options assumed           264,091                    -            264,091
Severance costs                          669,592                    -            669,592
Transaction costs                        958,012                    -            958,012
-----------------------------------------------------------------------------------------

Purchase Price                        $8,693,398           $2,158,807        $10,852,205
-----------------------------------------------------------------------------------------

The fair value of the Infowave common shares issued to effect the acquisition has been determined using an average market price of $0.19 per common share based on the average closing price of the stock on the Toronto Stock Exchange, as Infowave considers itself to trade in an active and liquid market, for the four days leading up to and including the date of announcement.

The fair value of the 1,901,865 common stock options granted by Infowave to employees of Telispark of $264,091 was determined using a Black-Scholes model and the following assumptions: volatility of 135%, risk-free interest rate of 2.3%, term to expiry of 3 years, exercise price of $0.11, and a fair value of the underlying common stock on the date of grant equal to $0.19 per share.

In connection with post-acquisition restructuring for Telispark employees, the Company committed to pay severance totalling $669,592 of which the remaining $85,000 was settled through the issuance of 573,198 shares of Infowave common stock during the quarter ended September 30, 2004. In the previous quarter, the Company settled $80,000 through the issuance of 506,363 shares of its common stock.

Transaction costs represent legal and professional fees incurred in the acquisition.

In the three months ended September 30, 2004, the remaining deferred compensation of approximately $191,500 was amortized and recognized as part of the stock-based compensation. The deferred compensation totalling $1,066,490 was fully amortized for the nine months ended September 30, 2004.

The following table presents unaudited pro forma results of operations for the nine months ended September 30, 2003 as if the acquisition of Telispark had occurred on January 1, 2003. The unaudited pro forma information is not necessarily indicative of the combined results that would have occurred had the acquisition taken place at the beginning of the periods presented, nor is it necessarily indicative of results that may occur in the future.

================================================================================
                                                              September 30, 2003
--------------------------------------------------------------------------------
Revenue                                                               $4,440,281
Loss for the period                                                    7,442,793
--------------------------------------------------------------------------------
Loss per share                                                             $0.06
--------------------------------------------------------------------------------

7.    INTANGIBLE ASSETS

Intangible assets as of September 30, 2004 comprise of the following:

================================================================================
                                                       Accumulated
                                                      amortization
                                                               and      Net book
                                            Cost        write-down         value
--------------------------------------------------------------------------------
Intellectual property                 $8,762,080        $1,971,678    $6,790,402
Employment contracts                     322,467           185,157       137,310
Patents                                  105,881            37,342        68,539
Customer relationship                     52,940            18,671        34,269
--------------------------------------------------------------------------------

                                      $9,243,368        $2,212,848    $7,030,520
================================================================================

The intangible assets are being amortized over their estimated useful lives on a straight-line basis.

8.    SHAREHOLDERS' EQUITY

Authorized:
Unlimited voting common shares without par value

(a)   Issued:

===========================================================================================
                                                                 Number of
                                                                    Shares           Amount
-------------------------------------------------------------------------------------------
     Outstanding, June 30, 2004                                234,756,992      $81,089,752

     Exercise of options                                            45,161            4,781
     Share bonus                                                 1,770,000          117,348
     Shares issued to Telispark employees for severance            573,198           61,200
-------------------------------------------------------------------------------------------
     Outstanding, September 30, 2004                           237,145,351      $81,273,081
===========================================================================================


(b)   Share purchase options:

      On June 15, 2004, the 2004 Stock Incentive Plan ("2004 Plan") was approved by the shareholders of the Company. The 2004 Plan serves as the successor to the Director and Employee Stock Option Plan as amended ("2003 Plan") and supercedes that plan. The 2004 Plan permits the board of directors to issue common shares to employees, directors, senior officers or consultants as a stock bonus for past services actually performed for the Company. Under the terms of the 2004 Plan, up to 2,925,000 common shares are reserved for issuance as stock bonuses. This is an increase from the "2003 Plan" of 2,000,000 common shares. As well, the 2004 Plan also increased the number of common shares available for issuance under stock options by 12,875,000. This brings the aggregate number of common shares, which may be reserved for issuance, to 26,925,333 of which 24,000,333 are reserved for issuance for stock options and 2,925,000 for issuance as stock bonuses. Options are granted and exercisable in Canadian dollars, vest over periods from three to four years and expire five years from the date of grant.

      A summary of the status of the Company's stock option plan as of September 30, 2004, June 30, 2004 and March 31, 2004 with changes during the periods ended on those dates is presented below:

================================================================================
                                               Three Months Ended March 31, 2004
                                                                Weighted average
                                                     Shares      exercise price
--------------------------------------------------------------------------------
                                                                     US$/Cdn$
     Outstanding, at December 31, 2003           10,337,392         $0.72/0.93
     Granted                                      2,483,362          0.13/0.17
     Exercised                                     (631,697)         0.13/0.17
     Cancelled                                   (1,203,891)         0.68/0.89
--------------------------------------------------------------------------------

     Outstanding, at March 31, 2004              10,985,166         $0.78/1.01
================================================================================

================================================================================
                                              Three Months Ended June 30, 2004
                                                                Weighted average
                                                    Shares       exercise price
--------------------------------------------------------------------------------
                                                                    US$/Cdn$
     Outstanding, at March 31, 2004             10,985,166         $0.78/1.01
     Granted                                       410,000          0.17/0.23
     Exercised                                    (173,134)         0.13/0.17
     Cancelled                                    (492,941)         0.26/0.35
--------------------------------------------------------------------------------

     Outstanding, at June 30, 2004              10,729,091         $0.54/0.72
================================================================================

================================================================================
                                         Three Months Ended September 30, 2004
                                                                Weighted average
                                                    Shares       exercise price
--------------------------------------------------------------------------------
                                                                    US$/Cdn$
     Outstanding, at June 30, 2004              10,729,091         $0.54/0.72
     Granted                                    12,295,000          0.09/0.12
     Exercised                                     (45,161)         0.10/0.13
     Cancelled                                  (1,546,868)         0.31/0.40
--------------------------------------------------------------------------------

     Outstanding, at September 30, 2004         21,432,062         $0.32/0.40
================================================================================


(c) As at September 30, 2004, the Company had 21,432,062 stock options outstanding with exercise prices ranging from Cdn$0.11 to Cdn$64.50 and 87,324,338 warrants outstanding with exercise prices ranging from Cdn$0.19 to Cdn$0.90. As at September 30, 2004, 4,852,887 stock options were exercisable with a weighted average exercise price of Cdn$1.22. Of these instruments, none were included in the diluted per share calculations for the three and nine months ended September 30, 2004 as the Company is in a loss position and such instruments are therefore anti-dilutive.

     The weighted average estimated fair value at the date of grant for options granted during the three months ended September 30, 2004 was Cdn$0.11 per share.

     The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:


================================================================================
                                                             Three months ended
                                                             September 30, 2004
--------------------------------------------------------------------------------
         Risk-free interest rate                                         2.06%
         Dividend yield                                                     0%
         Volatility factor                                                124%
         Weighted average expected life of the options                 3 years
================================================================================


9.   COMPARATIVE FIGURES

Certain prior period comparatives have been reclassified to conform to the current period presentation.

10.  LITIGATION

On September 1, 2004, the Company announced that it has resolved its outstanding dispute with a US-based Company over certain patented technology and has entered into a settlement agreement that settles all claims between the two companies. As part of the settlement, the Company has acknowledged the validity of the U.S. Company's complete patent portfolio and in exchange has been granted a royalty-bearing license to those patents.

Under terms of the settlement agreement, in addition to the royalties payable, Infowave has agreed to pay $400,000 for the licence to use the patented technology. The Company has paid $50,000 of the obligation in cash. The remaining obligation of $350,000 has been settled by issuing four convertible promissory notes (the "Notes"), each with a balance of $87,500. The Notes have maturity dates of February 28, 2005, May 31, 2005, December 31, 2005 and August 31, 2006, respectively. The Notes are convertible into Infowave common stock at any time prior to their respective maturity dates, are unsecured, and bear interest at 6% only on any balance remaining unpaid after their maturity dates.

In accordance with Canadian generally accepted accounting principles, the Company has estimated the fair value of each note by discounting its face value at maturity back to the issuance date at a rate of 6%, being the Company's best estimate of its incremental rate of borrowing on similar instruments in the absence of any conversion feature. The remainder of the $400,000 consideration, being $23,419, has been attributed to the conversion feature and recorded as contributed surplus. The resulting discount on each note is being accreted to expense over the period to maturity using the interest method.

11.  RELATED PARTY TRANSACTIONS

During the three months ended September 30, 2004, the Company incurred $20,600 (September 30, 2003 - nil) for agency services and leases to a firm that is a significant shareholder of the company, as a result of the Telispark acquisition. The Company made a reversal to revenues that were earned in a prior quarter, from the firm, totalling $34,269 (September 30, 2003 - nil) for software, licenses and professional services. For the nine months ended September 30, 2004, the Company incurred $102,841 (September 30, 2003 - nil) for agency services and leases to a firm that is a significant shareholder of the company. The Company also earned revenues from the firm totalling $453,289 (September 30, 2003 - nil) for software, licenses and professional services. As of September 30, 2004 $476,273 had been collected and a balance of $14,786 is still outstanding in the Company's accounts receivable.

During the three months ended September 30, 2004, the Company also earned revenues from a firm controlled by a director of the Company totalling $13,915 (September 30, 2003 - nil). For the nine months ended September 30, 2004, revenues earned from this firm totalled approximately $109,000 (September 30, 2003 - nil). As of September 30, 2004, $104,260 had been collected with the balance being nil.

During the three month ended September 30, 2004, a director and significant shareholder of the Company acquired controlling interest of Sproqit Technologies, Inc. ("Sproqit"). The Company and Sproqit now share a common significant shareholder. Sproqit holds an option to purchase back all of the intellectual property assets held for sale as described in note 8 to our Annual Consolidated Financial Statements.

12.  RESTRUCTURING COSTS

Total restructuring cost of $287,631 for the nine months ended September 30, 2004 comprised of $237,425 for employee severance, $10,337 for legal, and $39,869 for lease termination costs. The employees terminated were 20 in Canada, 12 in the USA and 4 in the UK. A balance of $19,208 remains accrued for employee termination costs as at September 30, 2004.

A breakdown of the nature of the charges and the costs incurred for the period ended September 30, 2004 is as follows:

==============================================================================================
                                         Severance         Lease         Legal          Total
----------------------------------------------------------------------------------------------
          Accrual balance,
            December 31, 2003            $      --      $     --      $     --      $      --

          Restructuring accrual            175,540        39,869        10,337        225,746
          Expenditures / utilization      (124,798)           --            --       (124,798)
----------------------------------------------------------------------------------------------

          Accrual balance,
            March 31, 2004               $  50,742      $ 39,869      $ 10,337      $ 100,948

          Restructuring accrual             61,885            --            --         61,885
          Expenditures / utilization       (50,742)      (39,869)      (10,337)      (100,948)
----------------------------------------------------------------------------------------------

          Accrual balance,
            June 30, 2004                $  61,885      $     --      $     --      $  61,885

          Restructuring accrual                 --            --            --             --
          Expenditures / utilization       (42,677)           --            --        (42,677)
----------------------------------------------------------------------------------------------

          Accrual balance,
            September 30, 2004           $  19,208      $     --      $     --      $  19,208
==============================================================================================

13.  SUBSEQUENT EVENTS

On November 4, 2004, the Company received materials filed on behalf of Devlan Exploration Inc. ("Devlan") in the Alberta Court of Queen's Bench indicating that Devlan is suing Infowave for, among other things, breach of contract, misrepresentation, and breach of duty to bargain in good faith and is seeking damages of Cdn$25 million. The allegations relate to a proposed transaction between Infowave and Devlan that never proceeded. The Company believes that the allegations set out in the Statement of Claim are without merit and is responding to the statement of claim received.

                                   APPENDIX H
       UNAUDITED PRO FORMA BALANCE SHEET OF 6311059 CANADA INC. OR "NEWCO"

                    Pro Forma Consolidated Balance Sheet
                    (Expressed in United States dollars)

                    6311059 CANADA INC.
                    (To be renamed, Infowave Software, Inc.)

                    As at September 30, 2004
                    (Unaudited - see Compilation Report)

(KPMG LOGO)

            KPMG LLP
            Chartered Accountants
            PO Box 10426 777 Dunsmuir Street            Telephone (604) 691-3000
            Vancouver BC V7Y 1K3                        Telefax (604) 691-3031
            Canada                                      www.kpmg.ca

COMPILATION REPORT ON PRO FORMA CONSOLIDATED BALANCE SHEET

The Board of Directors
Infowave Software, Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of 6311059 Canada Inc. (to be renamed Infowave Software, Inc.) (the "Company") as at September 30, 2004 and have performed the following procedures:

1. Compared the figures in the columns captioned "Infowave" to the unaudited consolidated balance sheet of the Company as at September 30, 2004 and found them to be in agreement.

2. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

      (a)   The basis for determination of the pro forma adjustments; and

      (b) Whether the pro forma consolidated balance sheet complies as to form in all material respects with the published requirements of Canadian securities legislation.

      The officials:

      (a) described to us the basis for determination of the pro forma adjustments, and

      (b) stated that the pro forma consolidated balance sheet complies as to form in all material respects with the published requirements of Canadian securities legislation.

3. Read the notes to the pro forma consolidated balance sheet, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

4. Recalculated the application of the pro forma adjustments to the amounts in the column captioned "Infowave" as at September 30, 2004 and found the amounts in the column captioned Pro forma to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated balance sheet, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

KPMG LLP (SIGNED)

Chartered Accountants

Vancouver, Canada
December 15, 2004

(LOGO) KPMG LLP, a Canadian limited liability partnership is the Canadian member of KPMG International, a Swiss nonoperating association

6311059 CANADA INC.
(To be renamed, Infowave Software, Inc.)

Pro Forma Consolidated Balance Sheet
(Unaudited - see Compilation Report)
(Expressed in United States dollars)

As at September 30, 2004

                                                                          Pro forma
                                                       Infowave          adjustments              Pro forma
                                                    --------------     ---------------         ---------------
                                                                          (note 3)
Assets
Current assets:
     Cash and cash equivalents                      $    5,124,545     $     4,291,677  (c)    $     9,416,222
     Accounts receivable                                 1,198,233                   -               1,198,233
     TPC receivable                                        950,683                   -                 950,683
     Prepaid expenses and deposits                         177,968                   -                 177,968
                                                    --------------     ---------------         ---------------
                                                         7,451,429           4,291,677              11,743,106

Investment in Coopers Park Real
   Estate Corporation                                            -             107,292  (c)                  -
                                                                              (107,292) (d)
Fixed assets                                               406,569                                     406,569
Deferred charges                                            59,060                                      59,060
Intellectual property assets held for sale               1,035,331                                   1,035,331
Goodwill                                                 3,426,565                                   3,426,565
Intangible assets                                        7,030,520                                   7,030,520
                                                    --------------     ---------------         ---------------
                                                    $   19,409,474     $     4,291,677         $    23,701,151
                                                    ==============     ===============         ===============

                                                                          Pro forma
                                                       Infowave          adjustments              Pro forma
                                                    --------------     ---------------         ---------------
                                                                          (note 3)
Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities       $    1,095,467     $       984,330  (e)    $     2,079,797
     Short-term debt                                       168,441                   -                 168,441
     Deferred revenue                                      538,322                   -                 538,322
                                                    --------------     ---------------         ---------------
                                                         1,802,230             984,330               2,786,560

Long-term liabilities                                      465,007                   -                 465,007

Shareholders' equity:
     Share capital                                      81,273,081         (62,773,081) (a)         18,500,000
     Additional paid-in capital                             15,941             (15,941) (a)                  -
     Contributed surplus                                   745,445            (745,445) (a)                  -
     Other equity instruments                            3,259,039                   -               3,259,039
     Deficit                                           (68,823,303)         63,534,467  (a)
                                                                             4,398,969  (c)
                                                                              (107,292) (d)
                                                                              (984,330) (e)         (1,981,489)
     Cumulative translation
       account                                             672,034                   -                 672,034
                                                    --------------     ---------------         ---------------
                                                        17,142,237           3,307,347              20,449,584
                                                    --------------     ---------------         ---------------
                                                    $   19,409,474     $     4,291,677         $    23,701,151
                                                    ==============     ===============         ===============

See accompanying notes to pro forma consolidated balance sheet.

6311059 CANADA INC.
(To be renamed, Infowave Software, Inc.)

Notes to Pro Forma Consolidated Balance Sheet
(Unaudited - see Compilation Report)
(Expressed in United States dollars)

As at September 30, 2004

1.    BASIS OF PRESENTATION:

      The pro forma consolidated balance sheet of 6311059 Canada Inc. (the "Company" or "Newco") is based on the historical financial statements of Infowave Software, Inc. ("Infowave") after giving effect to the transactions and assumptions described in notes 2 and 3. The pro forma consolidated balance sheet is for information purposes only and is not intended to be indicative of the consolidated financial position that would have been attained had the described transactions actually taken place on the dates indicated, nor is it necessarily indicative of results that may occur in the future.

      The pro forma consolidated balance sheet has been compiled from financial information in the:

      (a)   unaudited financial statements of Infowave as at September 30, 2004;
            and

      (b)   the additional information described in note 2.

      The pro forma consolidated balance sheet and accompanying notes should be read in conjunction with and are qualified by the historical financial statements and notes thereto of Infowave and other information included in this circular.

      This pro forma consolidated balance sheet has been prepared in accordance with Canadian generally accepted accounting principles, which is also the basis of accounting applied in the historical financial statements of Infowave.

2.    PRO FORMA TRANSACTIONS:

      This pro forma consolidated balance sheet gives effect to the assumed outcome of a special meeting of holders of common shares, warrants to purchase common shares and options to purchase common shares of Infowave which is to be held January 17, 2005. If all matters to be presented at that meeting are not approved, the pro forma consolidated balance sheet will be impacted and such impact will be material.

      At the meeting, the securityholders will be asked to approve:

      (a) a reduction in the stated capital of Infowave of $62,773,081 (Cdn $91,636,144) (the "Stated Capital Reduction");

      (b) a proposed plan of arrangement (the "First Arrangement") involving Infowave (renamed as ScotiaCo), its securityholders and Newco;

      (c) a further plan of arrangement (the "Second Arrangement") involving a Nova Scotia unlimited liability company ("ScotiaCo"), Newco, 6322310 Canada Inc. ("Newsub") and 0698500 B.C. Ltd. ("Investor"); prior to the Second Arrangement, Infowave will be renamed Coopers Park Real Estate Development Corporation; and

      (d) certain other business to be put before the meeting at the request of Investor.

6311059 CANADA INC.
(To be renamed, Infowave Software, Inc.)

Notes to Pro Forma Consolidated Balance Sheet
(Unaudited - see Compilation Report)
(Expressed in United States dollars)

As at September 30, 2004

2.    PRO FORMA TRANSACTIONS (CONTINUED):

      The substance of these transactions is to effect a corporate reorganization (the "Reorganization") after which the Company will own all of Infowave's existing assets and have assumed all of its liabilities and will have received an additional Cdn$5.45 million from Investor as consideration for its purchase of 97.5% of the equity interest in ScotiaCo.

3.    PRO FORMA TRANSACTIONS AND ASSUMPTIONS:

      The unaudited pro forma consolidated balance sheet at September 30, 2004 gives effect to the Reorganization of the Company (note 2), which includes the following transactions and assumptions as if they had occurred on September 30, 2004.

      (a)   The Stated Capital Reduction of $62,773,081 (Cdn $91,636,144);

      (b) the Reorganization of the Company and Infowave such that the Company will become the parent and Infowave its subsidiary, and the completion of the Asset Purchase Agreement under which the Company acquires all of the assets used to carry on the business of Infowave for consideration equal to the direct or indirect assumption of all of the liabilities of Infowave. As this transaction is between a wholly-owned subsidiary and its parent, for accounting purposes all amounts will be recognized in the Company's accounts at the previously recorded carrying values to Infowave;

      (c) the sale of 97.5% equity interest in ScotiaCo to Investor for cash consideration of Cdn$5.45 million ($4.29 million based on exchange rates in effect at September 30, 2004);

      (d) the distribution of the retained 2.5% interest in Newsub to the Company's shareholders, in the amount of approximately $107,300; and

      (e) the recognition of estimated transaction expenses of approximately $984,000.

                                   APPENDIX I
      UNAUDITED PRO FORMA BALANCE SHEET OF 6322310 CANADA INC. OR "NEWSUB"

                          Unaudited Pro Forma Consolidated Balance Sheet (Expressed in Canadian dollars)

                          6322310  CANADA  INC.

                          (To be renamed Coopers Park Real Estate Corporation)

                          As of September 30, 2004

[KPMG LOGO]
          KPMG LLP
          Chartered Accountants
          PO Box 10426 777 Dunsmuir Street              Telephone (604) 691-3000
          Vancouver BC V7Y 1K3                          Telefax (604) 691-3031
          Canada                                        www.kpmg.ca

COMPILATION REPORT ON PRO FORMA CONSOLIDATED BALANCE SHEET

The Board of Directors
6322310 Canada Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of 6322310 Canada Inc. (to be renamed Coopers Park Real Estate Corporation) (the "Company" and "Coopers Park") as of September 30, 2004, and have performed the following procedures:

1. Compared the figures in the column captioned "Coopers Park" to the unaudited interim balance sheet of Coopers Park as at the date of incorporation on December 9, 2004 and prepared for internal management purposes, and found them to be in agreement.

2. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

      (a)   the basis for determination of the pro forma adjustments; and

      (b) whether the pro forma consolidated balance sheet complies as to form in all material respects with the published requirements of Canadian Securities legislation.

      The officials:

      (i) described to us the basis for determination of the pro forma adjustments, and

      (ii) stated that the pro forma consolidated balance sheet complies as to form in all material respects with the published requirements of Canadian Securities legislation.

3. Read the notes to the pro forma consolidated balance sheet, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

4. Recalculated the application of the pro forma adjustments to the column captioned Coopers Park as of September 30, 2004, and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

Pro forma consolidated financial statements are based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less in scope than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated balance sheet, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

/s/ KPMG LLP
---------------------
Chartered Accountants

Vancouver, Canada
December 10, 2004

      KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

6322310 CANADA INC.
(To be renamed Coopers Park Real Estate Corporation)

Unaudited Pro Forma Consolidated Balance Sheet
(Tabular amounts expressed in Canadian dollars)

As of September 30, 2004

Coopers Park Real Estate Corporation ("Coopers Park" or the "Company") was incorporated under the Canada Business Corporations Act on December 9, 2004 under the name of 6322310 Canada Inc. and will change its name to Coopers Park. The Company was established for the acquisition, development and marketing of residential condominium properties. In the opinion of management, the unaudited pro forma consolidated balance sheet includes all adjustments necessary for a fair presentation.

The unaudited pro forma consolidated balance sheet reflects the following transactions and pro forma transactions being proposed for approval by the shareholders of Infowave Software, Inc. in a Special General Meeting to be held on January 17, 2005 ("Transactions"):

-     The Incorporation of 6322310 Canada Inc. or Coopers Park on December 9,
      2004;

- Infowave Software, Inc. ("Infowave"), a public entity, is proposing to complete a corporate reorganization under which a newly formed parent company will acquire all of its existing assets and assume all of its liabilities. Through a series of transactions with the public shareholders of Infowave and 0698500 B.C. Ltd. (the "Investor"), Coopers Park will acquire 100% of the issued and outstanding voting and non-voting common shares and redeemable preferred shares of Infowave after its corporate reorganization in exchange for Coopers Park voting and non-voting common shares. Infowave will be renamed Coopers Park Real Estate Development Corporation. After the transactions, the former shareholders of Infowave will own 70% of the voting common shares and 2.5% of the equity (voting and non-voting shares) of the Company and the Investor will own 30% of the voting common shares and 97.5% of the equity;

- The Investor will subscribe for an additional 2,290,954,629 non-voting common shares of Coopers Park in exchange for cash consideration of $13,500,000 increasing the Investor's equity ownership to 99.3%;

- The Company will enter into an agreement to purchase (the "Purchase Agreement") two residential condominium building sites from Concord Pacific Group Inc. ("CPGI"), subject to the completion by CPGI of environmental remediation and infrastructure work on these sites. Pursuant to the Purchase Agreement, the Company will pay a deposit of $12,500,000 for the future acquisition of these building sites. CPGI is related to Investor through common management and related ownership.

The unaudited pro forma consolidated balance sheet as of September 30, 2004 is prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and is prepared from the unaudited balance sheet of Coopers Park prepared by management as of December 9, 2004 and reflecting the Transactions as if it they all occurred on September 30, 2004.

The unaudited pro forma consolidated balance sheet may not necessarily be indicative of the financial position which would have been achieved if the Transactions occurred on the date noted above. In preparing this unaudited pro forma consolidated balance sheet, the reorganization of Infowave has been assumed to have already occurred.

6322310 CANADA INC.
(To be renamed Coopers Park Real Estate Corporation)

Unaudited Pro Forma Consolidated Balance Sheet
(Expressed in Canadian dollars)

As of September 30, 2004

                                                       Pro Forma                 Pro Forma
                                       Coopers Park   Adjustments     Notes     Consolidated
                                       ------------  -------------    -----     ------------
Assets

Deposit with a related party for
   property acquisitions                $      -     $  12,500,000    2(c)      $ 12,500,000

Future income tax assets                       -         5,450,000    2(a)         5,450,000

Cash and cash equivalents                      1        13,500,000    2(b)         1,000,001
                                                       (12,500,000)   2(c)
                                        --------     -------------              ------------
                                        $      1     $  18,950,000              $ 18,950,001
                                        ========     =============              ============

Shareholders' Equity

Share capital - voting and
   non-voting common shares             $      1     $   5,450,000    2(a)      $ 18,950,001
                                                        13,500,000    2(b)

Retained earnings                              -                 -                         -
                                        --------     -------------              ------------
                                        $      1     $  18,950,000              $ 18,950,001
                                        ========     =============              ============

Commitments (note 2(c))

See accompanying notes to unaudited pro forma consolidated balance sheet.

6322310 CANADA INC.
(To be renamed Coopers Park Real Estate Corporation)

Notes to Unaudited Pro Forma Consolidated Balance Sheet
(Expressed in Canadian dollars)

As of September 30, 2004

1.    BASIS OF PRESENTATION:

      The pro forma consolidated balance sheet includes the accounts of the Company and its proposed wholly owned subsidiaries, Coopers Park Real Estate Development Corporation and Coopers Park Real Estate Trust after giving effect to the transactions and assumptions described in note 2. If all matters presented at the Special General Meeting are not approved, the pro forma consolidated balance sheet will be impacted and such impact will be material.

      All inter-company balances have been eliminated upon consolidation.

2.    PRO FORMA CONSOLIDATED BALANCE SHEET ADJUSTMENTS:

      (a) Acquisition of reorganized Infowave:

            Coopers Park will acquire 100% of the issued and outstanding voting and non-voting common shares and redeemable preferred shares of Infowave, after its corporate reorganization, in exchange for Coopers Park voting and non-voting common shares.

            The acquisition will be accounted for under the purchase method. Since the shares of Infowave will be acquired by the Company from its parent or from an investor through a non-monetary exchange transaction that does not represent a culmination of the earnings process, the share consideration has been valued at the carrying value of the investment balances acquired of $5,450,000. The allocation of the consideration to the net assets to be acquired is as follows:

Net assets to be acquired:
    Future income tax assets           $  5,450,000
                                       ------------
Consideration to be paid:
    Common shares                      $  5,450,000
                                       ------------

            At the time of the purchase, Infowave will have no assets or liabilities. The Company will record a valuation allowance in respect of available tax losses to the extent that the future recoverability of future income tax assets is not considered to be more likely than not. Based upon available information, management believes that it will not be more likely than not that sufficient taxable income would be available to realize future tax assets in excess of the amount allocated. As management finalizes its analysis for future taxable income, the allocations to net assets acquired may be adjusted.

6322310 CANADA INC.
(To be renamed Coopers Park Real Estate Corporation)

Notes to Unaudited Pro Forma Consolidated Balance Sheet
(Expressed in Canadian dollars)

As of September 30, 2004

2.    PRO FORMA CONSOLIDATED BALANCE SHEET ADJUSTMENTS (CONTINUED):

      (b)   Proposed subscription:

            The Investor will subscribe for 2,290,954,629 non-voting shares of Coopers Park in exchange for cash consideration of $13,500,000.

      (c)   Deposit on purchase of building sites:

            Coopers Park Real Estate Trust, a trust indirectly wholly owned by the Company, will enter into a Purchase Agreement for the acquisition of two building sites from CPGI, a company related by common management and related ownership. Pursuant to the Purchase Agreement, the Company will pay a $12,500,000 cash deposit, to be applied, pro rata to the purchase price of the sites upon the completion of the purchase of each site. Completion of the purchase of each site is contingent on (i) the completion of (1) remediation work to remove contaminants on each site pursuant to the laws of the Province of British Columbia and (2) required infrastructure work needed to obtain occupancy permits or (ii) the issuance of occupancy permits. The purchase of a site is to be completed within 60 days of the satisfaction of the forgoing conditions. The Company may terminate the Purchase Agreement and be repaid the deposit if the foregoing conditions are not satisfied. The purchase price of the sites is $44,700,000 at the date of the Purchase Agreement and is adjusted based on a market based index at each site's completion date.

            The Company will have the right to construct on the sites prior to the completion of purchase and also will be granted, if requested by the Company, a construction mortgage from CPGI. CPGI, and parties related to CPGI, will be contracted to act as its construction project manager and agent to market and sell the condominium units, respectively.

                                   APPENDIX J
                FAIRNESS OPINION OF CANACCORD CAPITAL CORPORATION

                            [CANACCORD CAPITAL LOGO]

December 16, 2004

Board of Directors
Infowave Software Inc.
4664 Lougheed Highway, Suite 200
Burnaby, BC
V5C 5T5

To the Board of Directors:

Canaccord Capital Corporation ("Canaccord", "we", or other pronouns indicating Canaccord) understands that Infowave Software Inc. ("Infowave") is proposing to recapitalize and reorganize Infowave pursuant to an investment agreement entered into with 0698500 B.C. Ltd. (the "Investor") dated November 18, 2004 (the "Investment Agreement").

According to the Investment Agreement, the following transactions (collectively, the "Proposed Restructuring") will take place:

      1) Existing shareholders of Infowave ("Infowave Shareholders") will exchange their existing shares of Infowave for shares of a new company ("Newco") on a one for one basis under a plan of arrangement ("Plan of Arrangement #1");

      2)    Infowave will transfer all of its assets to Newco;

      3) Infowave will create a new class of voting common shares and a new class of non-voting common shares;

      4) The Investor will then acquire a majority equity interest in Infowave by paying approximately Cdn$5.45 million to Newco; and,

      5) Shares of Infowave, representing a controlling voting interest and a minority equity interest, will be distributed to the existing Infowave Shareholders ("Plan of Arrangement #2").

After completion of the transaction, it is expected that Infowave (then renamed Coopers Park Real Estate Development Corporation ("Coopers Park")) will participate in the development of three buildings to be constructed at Concord Pacific Place in Vancouver, B.C. (the "Real Estate Transaction").

Upon closing of the Proposed Restructuring, Infowave Shareholders will own 100% of Newco, which will continue to carry on the business of Infowave and maintain a share capital structure, board and management team substantially the same as Infowave's current share capital structure, board and management team. Newco will have an additional cash injection of Cdn$5.45 million. Infowave Shareholders will also hold indirectly 2.5% of the equity interest and 70.0% of the voting interest of Infowave (then renamed Coopers Park). Subject to meeting the TSX's listing requirements, the common shares of Newco will be listed on the TSX.

                          Canaccord Capital Corporation
       P.O. Box 10337 Pacific Centre 2200-609 Granville Street Vancouver,
                                BC Canada V7Y 1H2
     Tel: (604) 643-7300 - Fax: (604) 643-7733 - Website: www.canaccord.com

                            [CANACCORD CAPITAL LOGO]

We understand that the Board of Directors of Infowave Software Inc. (the "Board of Directors") has requested that a fairness opinion (the "Reorganization Opinion") be obtained as to whether each of the Plan of Arrangement #1 and Plan of Arrangement #2 is fair, from a financial point of view, to the Infowave Shareholders. At the request of the Investor, the Board of Directors has also requested a fairness opinion (the "Real Estate Opinion" and together with the Reorganization Opinion, collectively the "Fairness Opinion") be obtained as to whether the Real Estate Transaction is fair, from a financial point of view, to the Infowave Shareholders. We also understand that a summary of the Fairness Opinion may be included in the information circular (the "Information Circular") to be sent to the Infowave Shareholders in connection with the special meeting of Infowave Shareholders at which approval will be sought.

We consent, subject to the terms of our engagement agreement with Infowave, to the inclusion of the Fairness Opinion in the Information Circular and to the filing thereof, with the applicable securities commissions or similar regulatory authorities.

CANACCORD CAPITAL CORPORATION ENGAGEMENT

The Board of Directors engaged Canaccord, effective November 3, 2004, to provide financial advice with respect to the Proposed Restructuring and this Fairness Opinion.

Infowave has agreed to pay Canaccord a fee consistent with accepted industry practices for services of this nature. Canaccord will also be reimbursed for all reasonable out-of-pocket expenses. In addition, Infowave has agreed to indemnify Canaccord in respect of certain matters arising out of its engagement to provide the Reorganization Opinion; similarly, the Investor has agreed to indemnify Canaccord in respect of certain matters arising out of its engagement to provide the Real Estate Opinion. No portion of the compensation payable pursuant to this engagement is contingent on the approval or implementation of the Proposed Restructuring. The Board of Directors has acknowledged that Canaccord has not been engaged to and has not provided a formal valuation of Infowave. This letter is not to be construed, in whole or in part, as a formal valuation of Infowave.

RELATIONSHIP WITH INTERESTED PARTIES

Canaccord is not an insider, associate or affiliate (as such terms are defined in the Securities Act (British Columbia)) of Infowave or its associates or affiliates (collectively the "Interested Parties"). Except as advisor to the Board of Directors, neither Canaccord nor any of its associates or affiliates is an advisor to any of the Interested Parties in respect of the Proposed Restructuring. Canaccord, therefore, is independent of Infowave for the purposes of the Fairness Opinion.

Canaccord acts as a trader and dealer, both as principal and agent, in all Canadian financial markets and, in such capacity, may have or in the future may have positions in the securities of the Interested Parties and, from time to time, may have executed and may in the future execute transactions on behalf of the Interested Parties or other clients for which it receives compensation. In addition, as an investment dealer, Canaccord conducts research on securities and may, in the ordinary course of business, be expected to provide research reports and investment advice to its clients on issues and investment matters including research and advice on one or more of the Interested Parties.

                            [CANACCORD CAPITAL LOGO]

Otherwise as set forth herein, Canaccord does not have any agreements, commitments or understandings in respect of any future business involving any of the Interested Parties. However, Canaccord may, from time to time in the future, seek or be provided with assignments from one or more of the Interested Parties.

CREDENTIALS OF CANACCORD

Canaccord is Canada's largest independently owned investment banking firm. Canaccord employs approximately 1,200 people with offices in major Canadian centres and affiliated partners in Britain, the United States and Barbados. Canaccord provides a wide range of services including corporate finance, mergers and acquisitions, financial advisory services, institutional and retail equity sales and trading and investment research. Canaccord and its principals have prepared numerous valuations and fairness opinions and have participated in numerous transactions involving private and publicly traded companies.

The Fairness Opinion expressed herein is the opinion of Canaccord and the form and content hereof have been approved for release by a committee of its officers and directors, each of whom is experienced in the preparation of fairness opinions and merger, acquisition, divestiture and valuation matters.

SCOPE OF REVIEW

In preparing this Fairness Opinion, Canaccord reviewed and, where considered appropriate, relied upon the following:

a) Letter of Intent between Adex Industries Inc. and Infowave Software Inc. dated October 13, 2004 and amended October 20, 2004;

b) Investment Agreement between Infowave Software Inc., 6311059 Canada Inc. and 0698500 B.C. Ltd. dated November 18, 2004;

c)    Arrangement Agreement in the form attached to the Investment Agreement;

d) Voting Agreement between Infowave Software Inc. and Gerald Trooien dated November 17, 2004;

e)    Asset Purchase Agreement in the form attached to the Investment Agreement;

f)    Draft Infowave Information Circular dated December 15, 2004;

g) Draft Valuation Report of the assets and liabilities of Infowave prepared by Ernst & Young Orenda Corporate Finance Inc. dated December 10, 2004;

h) Draft Valuation Report of the voting common shares of Coopers Park Real Estate Corporation to be distributed to the Infowave Shareholders prepared by Ernst & Young Orenda Corporate Finance Inc. dated December 16, 2004;

                            [CANACCORD CAPITAL LOGO]

i) Infowave's unaudited interim financial statements for the nine month period ended September 30, 2004;

j) Infowave's Form 10-K Annual Reports for 2000, 2001, 2002 and 2003, including the audited financial statements for the financial years ending December 31, 2000, 2001, 2002 and 2003;

k) Infowave's Annual Information Form dated May 18, 2001, May 21, 2002 and May 20, 2003;

l) Infowave's Canadian federal and provincial tax returns for the years ended December 31, 2000, 2001, 2002 and 2003;

m) Infowave's estimated tax pool balances, as provided by its tax advisors, as at December 31, 2003;

n) Press releases issued by Infowave during the period from January 1, 2002 to the date hereof;

o) Draft of the Purchase Agreement between The Crestmark Limited Partnership and Coopers Park Real Estate Trust;

p) Coopers Park real estate appraisal as at September 30, 2004, including addendum valuation as at December 1, 2004 dated December 13, 2004, as prepared by Altus Group, Vancouver Real Estate Advisory Services Inc. ("Altus Group");

q) Discussions with members of the management team of Infowave concerning their respective views on the Proposed Restructuring, current business operations, financial condition and prospects of Infowave;

r) Discussions with the legal and tax advisors of Infowave with respect to the Proposed Restructuring;

s) Discussions with the Investor with respect to the Proposed Restructuring and the Real Estate Transaction;

t) Certain publicly available information pertaining to the trading of, and the market for, the listed securities of Infowave and other selected recent transactions comparable to the Proposed Restructuring;

u) A certificate of representation by the senior management of Infowave to Canaccord confirming that there are no material facts or circumstances not disclosed to Canaccord, which would reasonably affect materially the conclusions set forth in this Fairness Opinion;

v) A certificate of representation by the senior management of the Investor to Canaccord confirming that there are no material facts or circumstances in respect of the Real Estate Transaction not disclosed to Canaccord, which would reasonably affect materially the conclusions set forth in this Fairness Opinion; and,

                            [CANACCORD CAPITAL LOGO]

w) Such other financial, market, corporate and industry information, investigations and analyses, research and testing of assumptions as Canaccord considered necessary or appropriate in the circumstances.

ASSUMPTIONS AND LIMITATIONS

We have not been asked to prepare and have not prepared a valuation of Infowave or any of their respective assets and the Fairness Opinion should not be construed as such.

Pursuant to our engagement agreement, and with the approval of the Board of Directors, Canaccord has relied upon and has assumed the completeness, accuracy and fair presentation of all the financial and other information, data, advice, opinions and representations obtained by it from public and private sources or provided to it by Infowave and its respective subsidiaries, affiliates and advisors, or otherwise pursuant to our engagement.

A representative of Infowave's senior management has represented to Canaccord, in a certificate dated as of the date of this Fairness Opinion, that, among other things, Infowave disclosed or made available to Canaccord all information, data and other material (financial or otherwise) relating to Infowave and known to Infowave which would reasonably be expected to affect materially the Reorganization Opinion, that such information was, at the date of preparation, true and accurate in all material respects and did not contain any misrepresentations, and that there have been no material changes or new material facts pertaining to such information that have not been disclosed to Canaccord.

A representative of senior management of Infowave has also represented in such certificate that since the dates upon which such information was provided to Canaccord, except as disclosed to Canaccord or otherwise publicly disclosed, there has been no material change in the financial condition, assets, liabilities (contingent or otherwise), business operations or prospects of Infowave, and that there are no material facts or circumstances relating to Infowave not disclosed to Canaccord that would reasonably be expected to affect materially the Reorganization Opinion, including the assumptions used, procedures adopted or the scope of review undertaken by Canaccord.

A representative of the Investor's senior management has represented to Canaccord, in a certificate dated as of the date of this Fairness Opinion, that, among other things, the Investor disclosed or made available to Canaccord all information, data and other material (financial or otherwise) relating to the Real Estate Transaction and known to the Investor which would reasonably be expected to affect materially the Real Estate Opinion, that such information was, at the date of preparation, true and accurate in all material respects and did not contain any misrepresentations, and that there have been no material changes or new material facts pertaining to such information that have not been disclosed to Canaccord.

A representative of senior management of the Investor has also represented in such certificate that since the dates upon which such information was provided to Canaccord, except as disclosed to Canaccord or otherwise publicly disclosed, there has been no material change in the financial condition, assets, liabilities (contingent or otherwise), business operations or prospects of the Investor and the Real Estate Transaction, and that there are no material facts or circumstances relating to the Real Estate Transaction not disclosed to Canaccord that would reasonably be expected to affect materially this Real Estate

                            [CANACCORD CAPITAL LOGO]

Opinion, including the assumptions used, procedures adopted or the scope of review undertaken by Canaccord.

The Fairness Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of Infowave as it was reflected in the information and documents reviewed by Canaccord and as it was represented to us in our discussions with management. In our analysis and in connection with the preparation of the fairness opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Infowave.

The Fairness Opinion is not intended to be and does not constitute a recommendation to any of the Infowave Shareholders as to whether or not such shareholder should vote in favour of the Proposed Restructuring or the Real Estate Transaction, but rather represents Canaccord's assessment of the fairness, from a financial point of view, of the Proposed Restructuring or the Real Estate Transaction to the Infowave Shareholders.

This opinion in respect of the Reorganization has been provided for the use of the Board of Directors of Infowave for the purposes of considering the terms of the Proposed Restructuring and their recommendation to the Infowave Shareholders with respect to the Proposed Restructuring. This opinion may not be used or relied upon by any other person without the express prior written consent of Canaccord. Canaccord consents to the references to and the inclusion of a copy of this opinion in the Information Circular. Canaccord is providing this opinion as of the date hereof and disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this opinion which may come or be brought to Canaccord's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting this opinion after the date hereof, Canaccord reserves the right to change, modify or withdraw this opinion.

APPROACH TO FAIRNESS

In rendering our Fairness Opinion, Canaccord reviewed, considered and performed a variety of financial analyses, including those described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant assumptions and methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not necessarily susceptible to partial analysis or summary description. Qualitative judgments were made based on our experience in rendering opinions and on circumstances then prevailing as to the significance and relevance of each analysis and factor. Any attempt to select portions of our analysis or of the factors considered, without considering all factors and analysis employed would create an incomplete and misleading view of the process underlying the Fairness Opinion.

In considering the fairness, from a financial point of view, of the Plan of Arrangement #1 and Plan of Arrangement #2 and the Real Estate Transaction, Canaccord considered, among other things: (i) an analysis of similar transactions, (ii) a comparative analysis of the proposals received by Infowave with respect to the Proposed Restructuring, (iii) an analysis of the corporate structure and financial position of Infowave and NewCo (pro-forma), (iv) analysis of the recent trading activity of Infowave and (v) the Coopers Park real estate appraisal prepared by Altus Group.

                            [CANACCORD CAPITAL LOGO]

CONCLUSION AS TO FAIRNESS

Based on the above information, observations, assumptions and limitations and analyses and other relevant factors, it is Canaccord's opinion that each of the Plan of Arrangement #1 and Plan of Arrangement #2 and the Real Estate Transaction is fair, from a financial point of view, to the Infowave Shareholders.

Yours truly,

(Signed) CANACCORD CAPITAL CORPORATION

                                   APPENDIX K
                 MATTERS TO BE CONSIDERED AT THE SECOND MEETING
              AT THE REQUEST OF INVESTOR - THE PROPOSED TRANSACTION
                           WITH CONCORD PACIFIC GROUP

THE INFORMATION PROVIDED IN THIS APPENDIX K HAS BEEN PREPARED FOR SHAREHOLDERS OF INFOWAVE BY INVESTOR. INFOWAVE, INFOWAVE'S BOARD OF DIRECTORS AND INFOWAVE'S OFFICERS AND EMPLOYEES ARE NOT RESPONSIBLE FOR THE CONTENTS OF THIS APPENDIX K NOR FOR ANY OMISSION ON THE PART OF INVESTOR TO DISCLOSE FACTS OR EVENTS WHICH MAY AFFECT THE ACCURACY OF ANY SUCH INFORMATION.

APPROVAL OF THE FOLLOW-ON REAL ESTATE TRANSACTION BY THE INFOWAVE SHAREHOLDERS

The Second Meeting is also being called, at the request of the Investor to consider, and if deemed advisable, pass by a simple majority of the votes cast by Shareholders present in person or by proxy at the Meeting, a resolution (the "FOLLOW-ON REAL ESTATE TRANSACTION RESOLUTION") approving the following transactions:

- the purchase by the Corporation of two building sites (for the construction of three residential condominium buildings) at Concord Pacific Place in Vancouver, British Columbia from Concord Pacific Group Inc. ("CPGI") for a total purchase price of $44.7 million, (being the total of their market values at December 1, 2004 as estimated by Altus Group, Vancouver Real Estate Advisory Services Inc.) plus an amount equal to the percentage increase in a stipulated market based housing index from December 1, 2004 to the completion of the purchase of the building sites. The Corporation is to pay $12.5 million to CPGI as a deposit for the purchase referred to above;

- the issue of 2,290,954,629 additional Newsub Non-voting Shares to Investor for $13.5 million, of which amount $12.5 million is for the deposit referred to above, and $1 million of which is for working capital for Newsub and its subsidiaries;

- the engagement by the Corporation of Centreville Construction Ltd. ("CENTREVILLE"), a wholly-owned subsidiary of CPGI, as project manager to manage the construction of the three buildings to be constructed by the Corporation on the two building sites; and

- the engagement of Prompton Real Estate Services Inc. ("PROMPTON") to market and sell the residential condominium units in the three buildings.

The proposed transactions are described in this APPENDIX K and the Follow-on Real Estate Transaction Resolution is set forth at the end of this APPENDIX K.

Shareholders of Infowave, holding in the aggregate 68,983,959 shares of Infowave representing 29% of the issued and outstanding shares of Infowave, have entered into agreements with Infowave to vote their shares in favour of the Follow-on Real Estate Transaction Resolution. The Investment Agreement provides that if the Shareholders at the Infowave Securityholders' Meeting have not approved the Follow-on Real Estate Transaction by a simple majority, and the Investor terminates the Investment Agreement, the amount of the break fee of $750,000 otherwise payable by the Investor to Infowave will be reduced to $250,000.

SUMMARY OF THE TRANSACTIONS

Following completion of the Reorganization of Infowave Software, Inc. and the investment by Investor in the Newsub Voting Common Shares and Newsub Non-voting Common Shares, Infowave Software, Inc. will be named "Coopers Park Real Estate Development Corporation", and will be a wholly owned subsidiary of Newsub, which will be renamed "Coopers Park Real Estate Corporation" (in this APPENDIX K Coopers Park Real Estate Corporation and its subsidiaries are collectively called the "Corporation"). The present shareholders of Infowave Software, Inc. will, at that time, own 70% of the Voting Shares, representing 2.5% of the total number of shares of the Corporation. The Investor will, at that time, own the balance of the Voting Shares and all of the Non-voting Shares, representing 97.5% of the total number of issued and outstanding shares of the Corporation.

It is proposed that the present shareholders of the Corporation (defined in the Circular as the "SHAREHOLDERS") approve, by a simple majority, the purchase, indirectly, by the Corporation, of two building sites (upon which three residential condominium buildings are to be constructed) in Sub-Area 6A (Cooper's Quay) at Concord Pacific Place in Vancouver, British Columbia from CPGI for a total purchase price of $44.7 million plus an amount equal to the percentage increase in a stipulated market based housing price index from December 1, 2004 to the completion of the purchase of the Sites. The purchase price is equal to the total of the market value of the building sites at December 1, 2004 as estimated by Altus Group, Vancouver Real Estate Advisory Services Inc. The purchase will only occur after completion of the Reorganization. The agreement for the purchase of these sites requires the payment to CPGI of $12.5 million as a deposit. In addition, Investor believes that Newsub will require an additional $1 million as working capital.

Investor proposes to provide the $13.5 million referred to in the preceding paragraph by the issue, by the Corporation to Investor, of an additional 2,290,954,629 Non-voting Common Shares of the Corporation, resulting in Investor owning, upon the issue of these shares, 99.27% of the issued and outstanding shares of the Corporation.

Under applicable zoning by-laws of the City of Vancouver (the "CITY"), three buildings of a total of 400,743 square feet containing a total of 309 residential condominium units together with associated parking spaces and recreational and amenity space may be constructed on the two building sites.

The Corporation will only be required to complete the purchase of a building site upon the earlier of: (i) the completion of: (a) the removal or other remediation of any hazardous substances on the building site to the requirements of the Province of British Columbia (the "PROVINCE"); and (b) the infrastructure (roads and utilities, parks, and seawall and walkways) required before an occupancy certificate (an "OCCUPANCY PERMIT") may be obtained from the City permitting the residential condominium units in the building to be constructed on such building site to be occupied for residential purposes; and (ii) the issue of an occupancy permit for such residential condominium units.

Investor anticipates that the Corporation will commence construction of the three buildings in 2005, and will complete the three buildings in mid 2007. CPGI will permit the Corporation to enter on the building sites prior to the completion of the purchase for the purpose of constructing the buildings and will mortgage the building sites to secure financing arranged by the Corporation to pay for the costs of construction.

The following table summarizes each of the two building sites (each a "SITE") and the purchase price to be paid for each:

Development Permitted on each Site

                                              TOTAL NUMBER
BUILDING         SITE AREA   BUILDABLE       OF RESIDENTIAL         PURCHASE
  SITE           (SQ.FT.)   SQUARE FEET     CONDOMINIUM UNITS       PRICE(2)
--------         ---------  -----------     -----------------       --------
6A                21,429       97,070               86            $ 9.5 million
6BD(1)            53,175      303,673              223            $35.2 million
                  ------      -------              ---            -------------
Total             74,604      400,743              309            $44.7 million
                  ======      =======              ===            =============

--------------
Note:

      (1)   Two buildings are to be constructed on this building site.

      (2) The purchase price will be increased by the percentage increase in a stipulated market based housing price index from December 1, 2004 to the completion of the purchase of the Sites.

The Corporation will engage Centreville as "project manager" for the construction of three buildings and Prompton to market and sell the residential condominium units in the three buildings.

Newsub is expected to focus its activities upon the construction, completion and sale of the three buildings to be constructed on the two building sites. In the future, Newsub may engage in other opportunities in the real estate sector, depending upon market conditions and available financing, but no other opportunity has been identified or is contemplated at this time.

The Corporation intends to finance the amount required to pay the balance of the purchase price and to complete the development of the buildings, in part, by the issue of additional shares of Newsub or securities convertible into or exchangeable for additional shares of Newsub (which shares, in either case, may be Newsub Voting Shares or Newsub Non-voting Shares). The amount and terms of this financing have not been determined.

CONCORD PACIFIC GROUP INC.

Concord Pacific Group Inc. is a corporation governed by the Canada Business Corporations Act. Its head office is at Suite 900 - 1095 West Pender Street, Vancouver, British Columbia. Terence Hui, the Chair and Chief Executive Officer of Investor, is also the President and Chief Executive Officer of CPGI. The shares of CPGI are owned, indirectly, by members of the family of Terence Hui.

CPGI is a leading developer of urban, master planned residential neighbourhoods in Vancouver and Toronto, Canada. CPGI owns and is currently developing the two largest, urban residential commercial projects in Canada - Concord Pacific Place on the waterfront in downtown Vancouver, and CityPlace in downtown Toronto. These communities have reshaped the landscapes and are redefining urban living in their respective cities. Concord Pacific Place is the largest development project in the history of Vancouver.

CONCORD PACIFIC PLACE

THE LANDS

The land comprising Concord Pacific Place is located at the southern edge of the downtown peninsula in the heart of Vancouver, British Columbia, adjacent to the central business district and the historic Chinatown, Gastown and Yaletown districts of Vancouver. Concord Pacific Place is a southerly facing waterfront site (False Creek), and is a short distance from the central business district of Vancouver, the 1,000 acre Stanley Park, Granville Island, the Queen Elizabeth Theatre, BC Place Stadium and General Motors Place. Concord Pacific Place is a 25 minute drive from the Vancouver International Airport, the University of British Columbia and the north shore mountains.

Concord Pacific Place is one of the largest residential/commercial projects under development in Canada and is expected upon completion to consist of over 12 million buildable square feet of residential, office and retail space. Of the total 163 acres of land, approximately 90 acres will be used for residential and commercial purposes. The rest of land at Concord Pacific Place will be dedicated to the City for public amenities including parks and open space, school and daycare sites, community centres and roads and public art. When fully developed, Concord Pacific Place is anticipated to include over 10,000 residential condominiums and over 2,500,000 square feet of commercial and retail space.

HISTORY OF CONCORD PACIFIC PLACE

Prior to the Expo 86 World Exposition, the lands comprising Concord Pacific Place and adjacent lands were used for various commercial and industrial purposes, including rail marshalling yards as the western terminus of the Canadian Pacific Railway. These lands were acquired by the Province of British Columbia for use as the site for Expo 86. After competing in an international bidding process, the land was acquired by CPGI in May 1988.

After acquiring the Expo 86 lands, CPGI undertook the necessary steps to develop Concord Pacific Place. The first step in this process was the enactment of the False Creek North Official Development Plan (the "FALSE CREEK NORTH ODP") by the City. Following completion of an extensive two-year public process, in April 1990 the City adopted the False Creek North ODP.

FALSE CREEK NORTH ODP

The False Creek North ODP provides an overall guide to the pattern of land uses and development on the former Expo lands, including the many cultural, recreational and institutional facilities required to serve the projected population. The False Creek North ODP has been amended from time to time to reflect the changing demands of the area.

The False Creek North ODP is comprised of 10 sub-areas. It establishes in general terms a comprehensive development plan for Concord Pacific Place. It outlines the number of dwelling units, total floor area of such units and a floor area of commercial developments. It also set general building massing and building heights. A host of anticipated public amenities are also identified. The ODP does not deal with matters such as specific size, siting or massing of each of the building sites. These matters are the subject subdivision, zoning and development permit stages of the land development process for each of the False Creek North ODP's sub-areas.

DEVELOPMENT TO DATE

Since acquiring Concord Pacific Place in 1988, CPGI has developed and sold a total of 3,866 residential condominium units at Concord Pacific Place and at October 31, 2004, had a total of 2,260 residential condominium units under construction for delivery to buyers over the next three years.

The following tables show the buildings, and number of residential condominium units, that have been developed and sold at Concord Pacific Place since 1988, and the buildings and number of residential condominium units that are under construction, at Concord Pacific Place:

   RESIDENTIAL CONDOMINIUM BUILDINGS COMPLETED AND SOLD (TO OCTOBER 31, 2004)

                                                      NUMBER OF RESIDENTIAL                    YEAR OF COMPLETION OF
   NAME OF BUILDING                                     CONDOMINIUM UNITS                      CONSTRUCTION AND SALE
   ----------------                                   ---------------------                    ---------------------
Parkview Tower                                                 100                                      1994
Parkview Gardens                                                91                                      1994
Pacific Plaza                                                  146                                      1994
Concordia Tower I                                               88                                      1995
Governor's Tower & Villas                                      237                                      1996
Concordia Tower II                                              82                                      1996
The Peninsula                                                  139                                      1996
The Crestmark                                                   84                                      1997
The Crestmark II                                               139                                      1997
Waterworks                                                     209                                      1997
Yaletown LTD                                                    69                                      1997
Landmark 33                                                    252                                      1998
Columbus                                                       121                                      1998
Aquarius                                                       480                                      1999
1077 Marinaside                                                119                                      2000
1099 Marinaside                                                 34                                      2000
193 Bayside Mews                                               206                                      2000
Quaywest                                                       396                                      2001
The Concord                                                     85                                      2003
West One                                                       246                                      2003
The Waterford                                                  129                                      2003
Azura                                                          207                                      2004
Azura II                                                       207                                      2004
                                                             -----
           Total                                             3,866
                                                             =====

   RESIDENTIAL CONDOMINIUM BUILDINGS UNDER CONSTRUCTION (AT OCTOBER 31, 2004)

                                                      NUMBER OF RESIDENTIAL              EXPECTED YEAR OF COMPLETION OF
  NAME OF BUILDING                                      CONDOMINIUM UNITS                          CONSTRUCTION
  ----------------                                    ---------------------              ------------------------------
Park West                                                      173                                      2005
Two Park West                                                  175                                      2005
Aqua                                                           142                                      2005
The Max                                                        526                                      2005

King's Landing                                                 148                                      2005
Icon                                                           166                                      2006
Silver Sea                                                      31                                      2006
Spectrum A & B                                                 443                                      2007
Spectrum C                                                     245                                      2007
Spectrum D                                                     211                                      2007
                                                             -----
           Total                                             2,260
                                                             =====

In addition to the foregoing residential condominium units, CPGI has also overseen the development, at Concord Pacific Place, of over 165,000 square feet of commercial/retail space and 455 residential units in five "non-market housing" buildings and is currently constructing a 146,600 square foot store on behalf of Costco.

AREA 6A (COOPER'S QUAY)

Cooper Quay is designated as Sub-Area 6A in the False Creek North ODP. It is located immediately east of the Cambie Bridge, between Pacific Boulevard and False Creek. The Plaza of Nations site (Sub-Area 6B) is located on the eastern edge of Sub-Area 6A. On the west side of Pacific Boulevard is Sub-Area 5B and B.C. Place Stadium (Sub-Area 10). Adjoining the site, and part of the future Sub-Area 6A neighbourhood, is the easterly portion of Coopers' Park which was developed in 1997 at the same time as the park area west of the bridge.

ZONING PERMISSION

The City has approved a CD-1 Zoning By-law (the "CD-1 BY-LAW") for Area 6A (Coopers Quay) to permit the construction of four buildings of a total of 645,300 square feet containing contain a total of 613 residential condominium units (including 20-30 townhouse dwellings). In addition, the zoning by-law permits the construction of one additional building of 114,119 square feet that is be used for "non-market housing".

The City has approved conditional development permits for three of the four buildings to be constructed in Area 6A (Cooper's Quay), including the three buildings which are to be constructed on the Sites.

REQUIRED INFRASTRUCTURE

The CD-1 By-law also requires the construction of all standard utilities and utility extensions required by the City. In addition the CD-1 By-law also requires the completion of the following additional infrastructure and studies before an occupancy permit may be obtained from the City for the buildings to be constructed in Area 6A (Cooper's Quay):

      -     The extension of Marinaside Crescent;

      - The construction of Smithe Street from Pacific Blvd. to Marinaside Crescent extension, including all required alterations to road grade and reconstruction of the intersection at Pacific Blvd. and Smithe Street;

      -     A traffic signal at the intersection of Smithe Street and Pacific
            Blvd;

      -     Improvements to the intersection of Marinaside Crescent and Nelson
            Street;

      - Pedestrian and cycling connection improvements, including connections between the Cambie Bridge pedestrian/cyclist circular ramp and Coopers' Park;

      - Design and construction of improvements to the underbridge and under ramp open space areas to the satisfaction of the City;

      - Detailed traffic/transportation study, to the satisfaction of the City;

      -     The completion of the permanent seawall walkway in Area 6A;

      -     A 13,197 sq. ft. extension to the existing Coopers' Park;

      - A pedestrian and bicycle connection from the east-west walkway and bikeway in the park to the spiral pedestrian-bicycle ramp on Cambie Bridge; and

      - Physical modifications that are required to properly integrate the park addition into the existing Coopers' Park.

THE BUILDINGS TO BE CONSTRUCTED IN AREA 6A (COOPERS QUAY) OF CONCORD PACIFIC
PLACE

Four buildings (the "BUILDINGS") are to be constructed in Area 6A (Coopers
Quay). The following table summarizes the Buildings:

                                                                TOTAL NUMBER
                                                               OF RESIDENTIAL
SITE                      BUILDABLE SQUARE FEET               CONDOMINIUM UNITS
----                      ---------------------               -----------------
6A(1)                            97,070                                86
6BD(1)                          303,673                               223
6C(2)                           230,482                               221
6F(2)                            14,074                                15
                                -------                               ---
Total                           645,300                               545
                                =======                               ===

---------------
Notes:

      (1)   To be purchased by the Corporation.

      (2) Not to be purchased by the Corporation. The number of condominium units for building GF may change.

The map on the following page shows the location of each of the building sites (including the Sites) within Area 6A (Coopers Quay).

The Buildings are to be constructed following the form of other buildings constructed by CPGI at Concord Pacific Place. Each of the Buildings will have an underground parking garage providing parking with secure access for residents. The Buildings are constructed using reinforced concrete construction with window curtain walls. Each Building is serviced with high speed elevators as required by the by-laws of the City.

ZONING AND PLANNING PERMISSION

The City has enacted the CD-1 By-law. Before construction of a Building can proceed, a development permit and a building permit must be obtained from the City for that Building. In order to obtain the development permit, more detailed plans and specifications must be prepared and approved by the City.

A building permit requires the approval, by the City of detailed construction plans and specifications that comply with the building by-laws of the City.

Conditional development permits have been approved by the City for the Buildings, other than Site 6F.

DESCRIPTION OF THE BUILDINGS

The following is a brief description of each of the Buildings to be constructed on the four building sites within Area 6A (Coopers Quay) at Concord Pacific Place.

BUILDING 6A ( ONE OF THE SITES TO BE PURCHASED)

Location

Building 6A is located in the 900 block of Cooperage Way in the City.

Site Area

The site area for the land on which Building 6A is to be constructed is 21,429 square feet.

                                      [MAP]

General Description

Building 6A will be a 15 storey high rise building and a two storey town home building containing a total of approximately 86 residential condominium units with a total floor area of 97,070 square feet.

The units will be approximately the following types:

1 Bedroom                                                      3
1 Bedroom plus Den                                            12
2 Bedroom                                                      2
2 Bedrooms/2 Bedrooms plus Den or Nook                        66
3 Bedrooms/3 Bedrooms plus Den or Nook or Family Room          3
                                                             ---
           Total                                              86
                                                             ===

Building 6A will also include a secure underground parking garage.

Recreational Facilities

Building 6A will share in the recreation facilities that are described and located in Building 6C. In addition, Building 6A may include an amenity meeting room, lounge and exercise area.

Standard of Construction

Building 6A is designed to be constructed to a standard similar to buildings constructed by CPGI on the Concord Pacific lands under the names Park West and Two Park West

BUILDING 6BD (ONE OF THE SITES TO BE PURCHASED)

Location

Building 6BD is located in the 900 block of Cooperage Way in the City.

Site Area

The site area for the land on which Building 6BD is to be constructed is 53,175 square feet.

General Description

Building 6BD will be two 24 storey high rise building and a two storey town home building containing a total of approximately 223 residential condominium units with a total floor area of approximately 303,673 square feet.

The units will be approximately the following types:

1 Bedroom plus Den or Nook                                    1
2 Bedroom                                                    26
2 Bedrooms/2 Bedrooms plus Den or Nook                      187
3 Bedrooms/3 Bedrooms plus Den or Nook or Family Room         9
                                                            ---
           Total                                            223
                                                            ===

Building 6BD will include a secure underground parking garage.

Recreational Facilities

Building 6BD will share in the recreation facilities that are described and located in Building 6C. In addition, Building 6BD may include an amenity meeting room and lounge.

Standard of Construction

Building 6BD is designed to be constructed to a similar standard to buildings constructed by CPGI on the Concord Pacific lands under the names The Waterford and Icon.

BUILDING 6C (NOT ONE OF THE SITES TO BE PURCHASED)

Location

Building 6C is located in 100 Block of Smithe Street in the City.

Site Area

The site area for the land on which Building 6C is to be constructed is 44,349 square feet.

General Description

Building 6C will be a 30 storey high-rise building, a 10 storey mid-rise building and a six storey town home and loft building containing a total of 221 residential condominium units with a total floor area of 230,482 square feet.

The units will be approximately the following types:

1 Bedroom                                                                   27
1 Bedroom plus Den/1 Bedroom plus Study Loft                                62
2 Bedrooms/2 Bedrooms plus Den or Nook                                     112
3 Bedrooms/3 Bedrooms plus Den or Nook or Family Room                       14
2 and 3 Bedrooms plus Den Townhomes                                          6
                                                                           ---
         Total                                                             221
                                                                           ===

Building 6C will include a secure underground parking garage.

Recreational Facilities

Building 6C will include a recreation and amenity area of approximately 12,500 square feet which will be shared with the owners of Buildings 6A, 6BD, 6C, and other buildings constructed in the future at Concord Pacific Place. This recreation and amenity area will contain the following entertainment and exercise facilities: amenity meeting room, lounge, bowling alleys, games room, swimming pool, whirlpool, steam room, sauna room, exercise area, change rooms, kayak storage and theatre.

Standard of Construction

Building 6C is designed to be constructed to a similar standard to buildings constructed by CPGI on the Concord Pacific lands under the names Azura and Azura II.

BUILDING 6F (NOT ONE OF THE SITES TO BE PURCHASED)

Location of Development

The Development is located in the 900 block of Cooperage Way in the City.

Site Area

The site area for the land on which Building 6F is to be constructed is 16,362 square feet.

General Description

Building 6F will be a five storey residential building containing 15 condominium units (which may change) with a total floor area of 14,074 square feet.

Building 6F will include a secure parking garage for parking for residents of this Building.

Recreational Facilities

Building 6F will share in the recreation facilities described and located in Building 6C.

THE TRANSACTIONS

Pursuant to a purchase agreement (the "PURCHASE AGREEMENT") to be entered into between a trust that is to be indirectly wholly owned by the Corporation (references in this section to the Corporation is a reference to the trust), and a partnership which is indirectly wholly owned by CPGI (references in this section to CPGI is a reference to the partnership), the Corporation is to purchase, and CPGI is to sell, the two Sites for the purchase prices set out below under "The Purchase Agreement". The Purchase Agreement requires a deposit of $12.5 million. This amount, together with working capital in the amount of $1 million, is to be provided by Investor subscribing for 2,290,954,629 Non-voting Shares of the Corporation, resulting in Investor owning, upon the issue of these shares, a total of 3,215,821,498 shares of the Corporation representing 99.27% of the issued and outstanding shares of the Corporation.

THE PURCHASE AGREEMENT

The following is a summary of the principal terms of the Purchase Agreement:

PURCHASE PRICE FOR EACH SITE

  Site                          Purchase Price(1)(2)
  ----                          --------------------
  6A                            $ 9.5 million
  6BD                           $35.2 million
                                -------------
  Total                         $44.7 million
                                =============

----------
Note:

      (1) The Purchase Price includes a portion of the estimated costs to be incurred by CPGI in constructing the recreational facilities including in Building C, to which residents of the Buildings on the Sites are to have access.

      (2) The purchase price will be increased by the percentage increase in a stipulated market based housing price index from December 1, 2004 to the completion of the purchase of the Sites. The stipulated housing price index is the index used in a mortgage granted by CPGI to the Province at the time of the acquisition of Concord Pacific Place.

DEPOSIT

Upon the execution of the Purchase Agreement, the Corporation is to pay $12.5 million to CPGI as a deposit, to be applied, pro rata, against the purchase price payable for a Site upon completion of the purchase of that Site.

ENVIRONMENTAL MATTERS

The lands of Concord Pacific Place were previously used as railway marshalling yards and for other industrial uses. When CPGI purchased Concord Pacific Place in May 1988, the seller, The Province of British Columbia, agreed to do all work required to remove or otherwise remediate any contaminants then on the property to the standards required by the laws of the Province of British Columbia. Under the Purchase Agreement, the seller has agreed to cause this work to occur to the requirements of the Province, and to take all other action to remove or otherwise remediate any contaminates that may have been deposited on the Sites since May 1988 (the "REMEDIATION WORK"). The Sites have been vacant since May 1988.

CONSTRUCTION OF REQUIRED INFRASTRUCTURE

Under agreements entered into with the City in connection with the CD-1 Zoning, before an occupancy permit is issued by the City for the Building to be constructed on each Site, the infrastructure referred to under "Area 6A (Coopers
Quay) - Required Infrastructure" must be completed to the satisfaction of the City Engineer of the City.

The seller has agreed, in the Purchase Agreement, to carry out and pay for all work required to obtain a development permit from the City for each Building to be constructed on the Sites, and to construct and complete the Required Infrastructure.

COMPLETION OF PURCHASE

The purchase of a Site is to be completed within 60 business days of the earlier of: (i) completion of the Remediation Work and Required Infrastructure for that Site; and (ii) the issue by the City of an occupancy permit for the residential condominium units in the building to be constructed on that Site.

Construction of the Buildings on the Sites

The seller will permit the Corporation to enter upon each Site for the purposes of constructing the Building to be constructed on that Site.

The Corporation will engage Centreville as project and construction manager to manage and supervise, on behalf of the Corporation, all work required to construct and complete the Buildings to be constructed on the Sites. Centreville is to exercise the degree of care, diligence and skill as it exercises in constructing and completing buildings at Concord Pacific Place for its own account.

The Corporation is to pay Centreville a fee for project and construction management services of 3% of the construction costs incurred by the Corporation in the construction and completion of a Building on a Site. This fee is payable upon completion of the purchase of a Site, to the amount accrued to that time, and the balance is upon completion of the Building on a Site.

In order to enable the Corporation to obtain the funds required to pay the costs incurred in the construction of a building on a Site, Centreville has agreed to grant a mortgage of the Site to the lender providing financing to the Corporation to pay these construction costs. The lender must be a financial institution of national standing in Canada and the terms of the financing must be substantially similar to financing arranged by CPGI to pay for the costs of construction of buildings constructed by it at Concord Pacific Place.

Sale of the Condominium Units

The Corporation intends to offer the condominium units in the Buildings to be constructed by it on the Sites for sale to buyers in "pre-sale" programs. Under applicable laws, the pre sale program for a Building can only begin when the development permit (or equivalent permission) has been issued by the City for that Building. It has been the practice of CPGI not to commence construction of a building at Concord Pacific Place until pre-sales agreements have been entered into for a number of the units in a building, and the Corporation intends to adopt this policy. The Corporation intends to engage Prompton as its exclusive agent to market and sell the condominium units in the Buildings for a fee of 3% of the selling prices of the condominium units sold by it. Prompton is owned by Joseph (Chi Ho) Hui, a brother of Terence Hui.

APPRAISED VALUE OF THE SITES

CPGI engaged Altus Group, Vancouver Real Estate Advisory Services Inc. ("ALTUS GROUP") to provide it with an appraisal of the market value of each of the Sites as at December 1, 2004.

In its appraisal, Altus Group defined "fair market value" as:

            The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby: buyer and seller are typically motivated; both parties are well informed or well advised, and acting in what they consider their best interests; a reasonable time is allowed for exposure in the open market; payment is made in terms of cash in Canadian dollars or in terms of financial arrangements comparable thereto; and the price represents the normal consideration for the property sold, unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

In the opinion of Altus Group, the fair market value of each Site at December 1, 2004 is:

SITE                        FAIR MARKET VALUE
----                        -----------------
 6A                           $ 9.5 million
 6BD                          $35.2 million
                              -------------
Total                         $44.7 million
                              =============

A copy of this appraisal is available for inspection by a shareholder of Infowave Software, Inc., at any time before the Meeting, during normal business hours at the offices of the Investor, Suite 900, 1095 West Pender Street, Vancouver, British Columbia.

ADDITIONAL INFORMATION RESPECTING "NEWSUB"

INTRODUCTION

6322310 Canada Inc. (in this APPENDIX K, "NEWSUB" or the "CORPORATION" ) was incorporated by Certificate of Incorporation issued pursuant to the provisions of the CBCA as "6322310 Canada Inc." on December 9, 2004. Newsub has not carried on any active business since incorporation. As of the date of this Circular, the sole shareholder of Newsub is 6311059 Canada Inc. ("NEWCO").

Upon completion of the Reorganization and the Follow-on Real Estate Transaction, the existing shareholders of Infowave will hold 70% of the Newsub Voting Shares and the Investor will hold 30% of the Newsub Voting Common Shares and all of the Newsub Non-voting Shares, representing, in the aggregate, 99.27% of the issued and outstanding shares of Newsub.

Newsub's head office and registered office is located at Suite 900- 1095 West Pender Street, Vancouver, British Columbia, V6E 2M6.

The following chart shows Newsub and its subsidiaries, and the relationship with CPGI, upon the completion of the Reorganization and the Follow-on Real Estate Transaction.

                                  [FLOW CHART]

GENERAL DEVELOPMENT OF THE BUSINESS

Upon completion of the Follow-on Real Estate Transaction, Newsub, through its subsidiaries, will be involved in the construction and marketing of three residential condominium buildings on the Sites to be acquired from CPGI. In the future, Newsub may engage in other opportunities in the real estate sector, depending upon market conditions and available financing, but no other opportunity has been identified or is contemplated at this time. See "Summary of the Transaction".

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The pro-forma financial statement of Newsub after giving effect to the Reorganization are set forth in APPENDIX I to this Circular and the pro-forma financial statements of Newco after giving effect to the Follow-on Real Estate Transactions are set forth in this APPENDIX K. See "Unaudited Pro-Forma Balance Sheet of the Corporation".

CAPITALIZATION

Newsub is authorized to issue an unlimited number of voting common shares without nominal or par value and an unlimited number of non-voting common shares without nominal or par value. The following table shows the capitalization of Newsub after giving effect to the Reorganization and after giving effect to the Reorganization and the Follow-on Real Estate Transaction.

                                                               TO BE OUTSTANDING AFTER GIVING
                                   TO BE OUTSTANDING          EFFECT TO THE REORGANIZATION AND
                                   AFTER GIVING EFFECT           THE FOLLOW-ON REAL ESTATE
       SECURITY                   TO THE REORGANIZATION               TRANSACTION
       --------                   ---------------------       ---------------------------------
Voting Shares                     33,877,907 shares           33,877,907 shares
Non-voting Shares                 914,703,497 shares          3,205,658,126 shares
Total Shares                      948,581,404 shares          3,239,536,033 shares

The holders of Voting Shares and the Non-voting Shares are entitled to dividends, if, as and when declared by the board of directors of Newsub, and, upon liquidation, to share equally in such assets of Newsub as are distributable to the holders of the Voting Shares and Non-voting Shares without preference or priority over each other. Holders of Voting Shares are entitled to one vote per Voting Share at meetings of the shareholders of Newsub. Subject to the provisions of the CBCA, Non-voting Shares are not entitled to attend or vote at any meeting of shareholders of Newsub, except for meetings of Non-voting Shares as a class.

As of the date hereof, the sole shareholder of Newsub is Newco. Newco owns one Newsub Share, having a stated capital of $1.00.

DIVIDEND POLICY

The future payment of dividends will be dependent upon the financial requirements of Newsub and other factors which the board of directors of Newsub may consider in the circumstances. It is not contemplated that any dividends will be paid in the immediate future.

OPTIONS TO PURCHASE SECURITIES

Newsub currently has no options or convertible securities outstanding, nor has it reserved any Newsub Shares for this purpose.

PRINCIPAL SHAREHOLDERS

The following table sets out information relating to the only persons who on the basis of the number of issued and outstanding shares of Infowave at the date of this Circular, to the knowledge of Investor, will directly or indirectly own more than 10% of the issued and outstanding Newsub Voting Shares and Newsub Non-voting Shares, upon completion of the Reorganization and the Follow-on Real Estate Transaction:

                                                                      PERCENTAGE                       PERCENTAGE
                                      PERCENTAGE       NUMBER OF          OF                            OF TOTAL
   NAME AND           NUMBER OF       OF VOTING        NON-VOTING     NON-VOTING     TOTAL NUMBER       NUMBER OF
    ADDRESS         VOTING SHARES      SHARES           SHARES          SHARES         OF SHARES          SHARES
    -------         -------------      ------           ------          ------         ---------          ------
Gerald L.
Trooien               6,289,653          18.6%                   -0-       0%            6,289,653          0.19%
#800-10 River
Park Plaza,
St. Paul, MN
55107

0698500 B.C.
Ltd.                 10,163,372            30%         3,205,658,126     100%        3,215,821,498         99.27%
9th Floor -
1095 West
Pender Street
Vancouver,
B.C.
V6E 2M6

DIRECTORS AND OFFICERS

The following are the names, municipality of residence and principal occupations of the individuals who are to be approved by the shareholders and appointed directors and officers of the Corporation immediately following the completion of the Reorganization and the number of shares of the Corporation to be owned by each of them or over which control or direction is exercised by each of them:

  NAME AND MUNICIPALITY OF
         RESIDENCE                       POSITION                   PRINCIPAL OCCUPATION               SHARES
  ------------------------               --------                   --------------------               ------
Terence Hui                      Director, Chair and          President, Concord Pacific Group   10,163,373
Vancouver,                       President                    Inc.                               Voting Shares and
British Columbia                                                                                 3,205,167,142
                                                                                                 Non-voting Shares

Dennis Au-Yeung                  Director and Vice            Vice President, Finance, Concord
Toronto, Ontario                 President, Finance and       Pacific Group Inc.                       - 0 -
                                 Corporate Secretary

Jerry Meerkatz                   Director                     President and Chief Executive      121,875
Lakeside, Montana                                             Officer, Infowave Software, Inc.   Voting Shares

For the past five years, each of the foregoing individuals has been employed by CPGI in the positions set forth above, or in another position with the same company except Mr. Meerkatz who, prior to November 2003, was employed by Hewlett Packard, most recently as Vice-President and General Manager of Enterprise Mobility Solutions. None of the foregoing individuals has previously served as a director of Newsub.

After the Reorganization is completed, the Corporation intends to appoint an additional director who is "independent" of the Corporation, CPGI and Mr. Hui, and who will replace Mr. Au-Yeung.

No compensation has been paid to any executive officer of Newsub.

RISK FACTORS

The following risk factors, in addition to the other information contained in this Appendix K are applicable to the business of the Corporation following completion of the Follow-on Real Estate Transaction, and to the holding of the Newsub Voting Shares. Shareholders should consider these risks in the context of the other information set forth in this EXHIBIT L.

RISKS RELATED TO THE LIMITED PRESENT BUSINESS OBJECTIVES OF THE CORPORATION AND THE MARKET FOR THE NEWSUB VOTING SHARES

The business objectives of the Corporation are currently limited to the construction, completion, marketing and sale of the residential condominium units in the Buildings.

The Corporation has no plans at present to engage in activities other than the construction, completion and marketing the Buildings. While the Corporation may engage in other activities in the future, the decision to engage in these activities will depend upon market and financial conditions and the nature of the opportunities that are available to the Corporation. Consequently, the market price of the Newsub Voting Shares may be affected by the limited business activities of the Corporation.

There is no established trading market for the Newsub Voting Shares, and a holder of these Shares may not be able to sell them quickly or at all.

The Newsub Voting Shares are new issues of securities for which there is currently no active trading market. Newsub intends to make application to list the Newsub Voting Shares on The Toronto Venture Exchange ("TSX-V").

A holder of Newsub Voting Shares may not be able to sell its shares at a particular time and the prices that a holder receives when it sells the shares may not be favorable. The level of liquidity of the trading market for the Newsub Voting Shares is also uncertain. Future trading prices of the Newsub Voting Shares will depend on many factors, including the operating performance and financial condition of the Corporation and the market for similar securities.

The issue of additional shares of Newsub could be dilutive to the shareholders of Newsub.

The Corporation intends to finance the amount required to pay the balance of the purchase price by the issue of additional shares or Newsub or securities convertible into or exchangeable for additional shares of Newsub. The issue of these shares or other securities could be dilutive to the shareholders of Newsub.

RISKS RELATED TO THE CONSTRUCTION, COMPLETION AND SALE OF THE RESIDENTIAL CONDOMINIUMS AND THE RESIDENTIAL CONDOMINIUM BUSINESS

The revenues from the sale of residential condominium units may be adversely affected if demand for housing declines as a result of changes in economic and business conditions.

The residential condominium and home construction industry is cyclical and is highly sensitive to changes in general economic conditions such as levels of employment, consumer confidence and income, availability of financing for acquisitions, construction and permanent mortgages, interest rate levels, inflation, in-migration trends and demand for housing. Should current economic and business conditions decline, demand for the residential condominium units to be constructed by the Corporation could be significantly affected. Moreover, during such periods, sales prices may have to be reduced and greater incentives may have to be offered to buyers to compete for sales that may result in reduced margins. Increases in the rate of inflation, and particularly in the costs of construction could adversely affect expected profit margins by increasing costs and expenses. In particular, construction costs in Vancouver, British Columbia have sharply increased in 2004. In times of high inflation, demand for housing may decline and the Corporation may be unable to recover its increased costs through higher sales.

Fluctuations in real estate values may require the Corporation to write-down the book value of real estate assets.

The residential condominium and home construction industry is subject to significant variability and fluctuations in real estate values. As a result, the Corporation may be required to write-down the book value of its real estate assets in accordance with generally accepted accounting principles, and some of those write-downs could be material. Any material write-downs of assets could have a material adverse effect on the financial condition and earnings of the Corporation.

Interest rates and the unavailability of mortgage financing can adversely affect demand for residential condominiums.

In general, housing demand is negatively impacted by increases in interest rates and housing costs and the unavailability of mortgage financing. Most buyers of residential condominiums finance their home purchases through third-party lenders providing mortgage financing. If mortgage interest rates increase and, consequently, the ability of prospective buyers to finance condominium purchases is reduced, condominium sales, gross margins and cash flow may also be adversely affected and the impact may be material.

The financial condition and results of operations of the Corporation may be adversely affected by any decrease in the value of the building sites that the Corporation has agreed to purchase, as well as by the associated carrying costs.

The market value of land, building sites and residential condominium inventories can fluctuate significantly as a result of changing market conditions.

In addition, inventory carrying costs can be significant and can result in losses in a poorly performing project or market. In the event of significant changes in economic or market conditions, the Corporation may have to sell condominium units at significantly lower margins or at a loss.

Risks beyond the control of the Corporation may increase costs, cause project delays and reduce consumer demand for housing, all of which would adversely affect results of operations and prospects of the Corporation.

As a builder of residential condominiums, the Corporation is subject to numerous risks, many of which are beyond the control of the Corporation, including: adverse weather conditions, which could damage the Buildings under construction, cause delays in completion of the Buildings, or reduce consumer demand for the condominium units to be constructed in the Buildings and shortages in labor or materials, which could delay completion of the Buildings and cause increases in the prices that payable for labor or materials, thereby affecting sales and profitability

Because the business of the Corporation is geographically concentrated, sales, results of operations, financial condition and business would be negatively impacted by a decline in regional economies.

The Corporation presently only expects to develop the three Buildings located at Concord Pacific Place in Vancouver, British Columbia. Because the operations of the Corporation are concentrated on these buildings and in this geographic area, an economic downturn in this market could cause housing prices and sales to decline, which could have a material adverse effect on the business, results of operations, and financial condition of the Corporation.

The Corporation may not be able to compete effectively against its competitors in the residential condominium and homebuilding industry.

The residential condominium and homebuilding industry is highly competitive. Developers compete for, among other things, desirable properties, financing, raw materials and skilled labor. There are a number of residential condominium developers that are active in the market area of the Sites, and with whom the Corporation competes. In addition, there may be new entrants in the market. The Corporation also competes for sales with individual resales of existing homes and with available rental housing.

The operating results of the Corporation are variable, and these variations may be material.

The residential condominium and home building industry has historically experienced, and in the future expect to continue to experience, variability in operating results on a quarterly and an annual basis. Factors expected to contribute to this variability include, among other things:

      -     the timing of zoning and other regulatory approvals;

      -     the timing of closings or sales and level of sales

      -     the condition of the real estate market and the general economy

      - delays in construction due to acts of God, adverse weather, reduced subcontractor availability, and strikes;

      - changes in prevailing interests rates and the availability of mortgage financing; and

      -     costs of material and labor

Many of the factors affecting the results of the Corporation are beyond its control and may be difficult to predict.

Difficulty in obtaining financing could result in increased costs and delays in completion of the Buildings.

The construction of residential condominiums requires significant expenditures Construction activities may be adversely affected by any shortage or increased cost of financing. Any difficulty in obtaining sufficient for the construction of the Buildings could cause project delays and any such delay could result in cost increases and may adversely affect sales and future results of operations and cash flows.

The success of the Corporation depends on the management expertise and experience of personnel of CPGI.

The Corporation intends to engage CPGI as "project manager" for the construction of the Buildings. The success of the Corporation is dependent upon the efforts and abilities of executive officers and other key employees of CPGI, many of whom have significant experience in the residential condominium industry and in the Vancouver market. The loss of the services of any of these executives or key personnel, for any reason, could have a material adverse effect upon business, operating results and financial condition of the Corporation.

Construction defects and other building-related claims may be asserted against the Corporation.

The Corporation will agree with buyers of condominium units in the Buildings to rectify construction defects within one year of completion of the Buildings, and will provide insurance for longer periods. The Corporation may be liable for damages, the cost of repairs, and/or the expense of litigation surrounding possible claims.

Governmental laws and regulations may increase expenses, or delay completion of our projects.

The Corporation is subject to numerous local, provincial, federal and other statutes, ordinances, rules and regulations concerning zoning, development, building design, construction and similar matters which impose restrictive zoning and density requirements in order to limit the number of residential condominium that can eventually be built within the boundaries of a particular area. While conditional development permits have been issued by the City for the Buildings and CPGI is obligated, under the Purchase Agreement, to obtain the development permits required before the Buildings can be constructed, delays may be encountered in obtaining these permits. As a result, sales could decline and our costs increase, which could negatively affect results of operations.

The Corporation is subject to environmental laws and regulations, which may increase costs and delay completion of the Buildings.

The Corporation is also subject to a variety of local, provincial, federal and other statutes, ordinances, rules and regulations concerning the environment. Under the Purchase Agreement, CPGI is to conduct all work required to remediate contaminants on the Sites. The completion of this work may result in delays, or, if not performed by CPGI, may cause the Corporation to incur substantial compliance and other costs

The business of the Corporation and results of operations are dependent on the availability and skill of subcontractors.

Substantially all of the construction work is done by subcontractors with CPGI or a subsidiary acting as the general contractor. Accordingly, the timing and quality of the construction of the Buildings depends on the availability and skill of subcontractors. While CPGI generally has been able to obtain sufficient materials and subcontractors during times of material shortages and believe that its relationships with its suppliers and subcontractors are good, it does not have long-term contractual commitments with its subcontractors or suppliers. The inability to contract with skilled subcontractors at reasonable costs on a timely basis could have a material adverse effect on the business and results of operations of the Corporation.

FORWARD-LOOKING STATEMENTS

Holders of Infowave shares are cautioned that certain statements contained in this APPENDIX K and any documents incorporated by reference are "forward-looking statements." Statements which are predictive in nature, which depend upon or refer to future events or conditions, or which include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "hopes", and similar expressions constitute forward-looking statements. In addition, any statements concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future actions by the Corporation, which may be provided by management are also forward-looking statements. Forward-looking statements are based upon expectations and projections about future events and are subject to assumptions, risks and uncertainties about, among other things, the Corporation, economic and market factors and the residential condominium industry in Vancouver, British Columbia.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Follow-on Real Estate Transaction is to be carried out with CPGI of which Mr. Terence Hui, the Chair and President and indirect holder of the issued shares of the Investor is the President and Chief Executive Officer. The shares of CPGI are held, indirectly, by members of the family of Mr. Hui.

CONFLICTS OF INTEREST

Terence Hui and Dennis Au-Yeung, the persons to be appointed as directors and officers of the Corporation upon completion of the Reorganization, are also officers of CPGI. Terence Hui is the indirect holder of the issued shares of Investor, and members of the family of Terence Hui are the holders of the issued shares of CPGI. Subject to the approval by the Shareholders of the Follow-on Real Estate Transaction, the Corporation will enter into an agreement to purchase the Sites from CPGI, and will engage Centreville as project manager to manage the construction of the Buildings to be constructed on the Sites. Because of these relationships, conflicts of interest may arise between the Corporation and CPGI. The Corporation intends to appoint another individual who is independent of CPGI and Terence Hui as a director of the Corporation in place of Mr. Au-Yeung, and all transactions between the Corporation and CPGI or the Corporation and Terence Hui will be reviewed and approved by the independent directors of the Corporation.

LEGAL PROCEEDINGS

Newsub is not currently a party to any legal proceedings, nor is Newsub currently contemplating any legal proceedings.

Pursuant to the Asset Purchase Agreement, ScotiaCo is to indemnify Newsub and its directors, officers, employees and consultants. See "The Reorganization - Transactions Taking Place After the First Arrangement - Asset Purchase".

MATERIAL CONTRACTS

Pursuant to the Asset Purchase Agreement, Newco is to acquire from Infowave the Purchased Assets, together with the associated contractual obligations and liabilities. See "The Reorganization - Transactions Taking Place After the First Arrangement - Asset Purchase".

The Follow-on Real Estate Transaction contemplates the Infowave will enter into the following material contracts:

- The Purchase Agreement with a partnership owned by CPGI described under "The Transactions - The Purchase Agreement";

- The Project Management Agreement with Centreville described under "The Transactions - Construction of the Buildings on the Sites"; and

- The Marketing Agreement with Prompton described under "The Transaction - Sale of the Condominium Units".

Copies of the foregoing documents may be examined by a shareholder of Infowave at any time before the Second Meeting during normal course business hours at the offices of the Investor at Suite 900, 1095 West Pender Street, Vancouver, British Columbia.

REGISTRAR AND TRANSFER AGENT

Following the completion of the Reorganization the Corporation expects to appoint Computershare Trust Company of Canada as the registrar and transfer agent for the Newsub Voting Shares at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

AUDITORS

The board of directors of Newsub intends to appoint KPMG, LLP of Suite 900, 777 Dunsmuir Street, Vancouver, British Columbia as the auditors of Newsub.

UNAUDITED PRO-FORMA BALANCE SHEET OF NEWSUB

See "APPENDIX I - Unaudited Pro-Forma Balance Sheet of 6322310 Canada Inc. or `Newsub'".

THE FOLLOW-ON REAL ESTATE TRANSACTION RESOLUTION

RESOLVED AS AN ORDINARY RESOLUTION BY THE HOLDERS OF THE COMMON SHARES THAT:

(a) the transactions (the "FOLLOW-ON REAL ESTATE TRANSACTIONS") described in APPENDIX K to the Information Circular of Infowave Software, Inc. (the "CORPORATION") accompanying the notice of this meeting are hereby approved; and

(b) notwithstanding that this resolution has been duly passed by the Shareholders or , the Board of Directors of the Corporation is hereby authorized and empowered in its sole discretion, to decide not to proceed with the Follow-on Real Estate Transactions or any of them; and

(c) any one director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute, or cause to be executed, and to deliver, or cause to be delivered, with or without the corporation seal, all agreements, documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, including any of the transactions contemplated by the Follow-on Real Estate Transactions, such determination to be conclusively evidenced by the execution and delivery of any such agreement, document or instrument, and the taking of any such action.

                                 PROXY (YELLOW)

SPECIAL GENERAL MEETING OF SECURITYHOLDERS OF

INFOWAVE SOFTWARE, INC. (THE "CORPORATION")

TO BE HELD AT  THE HYATT REGENCY HOTEL
               GROUSE ROOM, 34TH FLOOR
               655 BURRARD STREET
               VANCOUVER, BRITISH COLUMBIA

ON MONDAY, JANUARY 17, 2005, AT 8:00 PM

THE UNDERSIGNED HOLDER OF OPTIONS OR WARRANTS ("REGISTERED SECURITYHOLDER") OF THE CORPORATION HEREBY APPOINTS, George Reznik, Chief Financial Officer and Chief Operating Officer of the Corporation, or failing him, Jerry Meerkatz, President of the Corporation, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Securityholder with the power of substitution to attend, act and vote for and on behalf of the Registered Securityholder in respect of all matters that may properly come before the Meeting of the Registered Securityholders of the Corporation and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Securityholder was present at the said Meeting, or any adjournment thereof.

The Registered Securityholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Registered Securityholder as specified herein.

THE UNDERSIGNED REGISTERED SECURITYHOLDER HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN TO ATTEND AND VOTE AT SAID MEETING.

SIGN HERE:                   _________________________________________

PLEASE PRINT NAME:           _________________________________________

DATE:                        _________________________________________

NUMBER OF OPTIONS OR WARRANTS
REPRESENTED BY PROXY:        _________________________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

RESOLUTIONS (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

                                                                                   For           Against
1.    To approve the First Arrangement Resolution, as set forth in Appendix
      A2 of the Information Circular                                             -----------     -----------

2.   To transact such other business as may properly come before the Meeting
                                                                                 -----------     -----------

                      INSTRUCTIONS FOR COMPLETION OF PROXY

1.    THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION.

2. This form of proxy ("Instrument of Proxy") MUST BE SIGNED by you, the Registered Securityholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and IF EXECUTED BY AN ATTORNEY, OFFICER, OR OTHER DULY APPOINTED REPRESENTATIVE, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. IF THIS INSTRUMENT OF PROXY IS NOT DATED in the space provided, authority is hereby given by you, the Registered Securityholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Securityholder, by Computershare Trust Company of Canada..

4. A REGISTERED SECURITYHOLDER WHO WISHES TO ATTEND THE MEETING AND VOTE ON THE RESOLUTIONS IN PERSON, may simply register with the scrutineers before the Meeting begins.

5. A REGISTERED SECURITYHOLDER WHO IS NOT ABLE TO ATTEND THE MEETING IN PERSON BUT WISHES TO VOTE ON THE RESOLUTIONS, may do the following:

      (a) APPOINT ONE OF THE MANAGEMENT PROXYHOLDERS named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Securityholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

      (b) APPOINT ANOTHER PROXYHOLDER, who need not be a Registered Securityholder of the Corporation, to vote according to the Registered Securityholder instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. THE SECURITIES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE REGISTERED SECURITYHOLDER ON ANY POLL of a resolution that may be called for and, if the Registered Securityholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Securityholder has submitted an Instrument of Proxy, THE REGISTERED SECURITYHOLDER MAY STILL ATTEND THE MEETING AND MAY VOTE IN PERSON. To do so, the Registered Securityholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of COMPUTERSHARE TRUST COMPANY OF CANADA by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

                      COMPUTERSHARE TRUST COMPANY OF CANADA
                   PROXY DEPT. 100 UNIVERSITY AVENUE 9TH FLOOR
                             TORONTO ONTARIO M5J 2Y1
FAX: WITHIN NORTH AMERICAN: 1-866-249-7775 OUTSIDE NORTH AMERICA: (416) 263-9524

                                 PROXY (GREEN)

SPECIAL GENERAL MEETING OF SECURITYHOLDERS OF

INFOWAVE SOFTWARE, INC. (THE "CORPORATION")

TO BE HELD AT   THE HYATT REGENCY HOTEL
                GROUSE ROOM, 34TH FLOOR
                655 BURRARD STREET
                VANCOUVER, BRITISH COLUMBIA

ON MONDAY, JANUARY 17, 2005, AT 8:00 PM

THE UNDERSIGNED SHAREHOLDER ("REGISTERED SHAREHOLDER") OF THE CORPORATION HEREBY APPOINTS, George Reznik, Chief Financial Officer and Chief Operating Officer of the Corporation, or failing him, Jerry Meerkatz, President of the Corporation, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Corporation and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder was present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Registered Shareholder as specified herein.

THE UNDERSIGNED REGISTERED SHAREHOLDER HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN TO ATTEND AND VOTE AT SAID MEETING.

SIGN HERE:            _________________________________________________

PLEASE PRINT NAME:    _________________________________________________

DATE:                 _________________________________________________

NUMBER OF SHARES
REPRESENTED BY PROXY: _________________________________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

RESOLUTIONS (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

                                                                                 For           Against
                                                                                 ---           -------
1. To approve the Stated Capital Resolution, as set forth in Appendix A1
   of the Information Circular                                               -----------     -----------

2. To approve the First Arrangement Resolution, as set forth in Appendix
   A2 of the Information Circular                                            -----------     -----------

3. To transact such other business as may properly come before the Meeting   -----------     -----------

                      INSTRUCTIONS FOR COMPLETION OF PROXY

1.    THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION.

3. This form of proxy ("Instrument of Proxy") MUST BE SIGNED by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and IF EXECUTED BY AN ATTORNEY, OFFICER, OR OTHER DULY APPOINTED REPRESENTATIVE, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. IF THIS INSTRUMENT OF PROXY IS NOT DATED in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada..

4. A REGISTERED SHAREHOLDER WHO WISHES TO ATTEND THE MEETING AND VOTE ON THE RESOLUTIONS IN PERSON, may simply register with the scrutineers before the Meeting begins.

6. A REGISTERED SHAREHOLDER WHO IS NOT ABLE TO ATTEND THE MEETING IN PERSON BUT WISHES TO VOTE ON THE RESOLUTIONS, may do the following:

      (a) APPOINT ONE OF THE MANAGEMENT PROXYHOLDERS named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

      (b) APPOINT ANOTHER PROXYHOLDER, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

7. THE SECURITIES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE REGISTERED SHAREHOLDER ON ANY POLL of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, THE REGISTERED SHAREHOLDER MAY STILL ATTEND THE MEETING AND MAY VOTE IN PERSON. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of COMPUTERSHARE TRUST COMPANY OF CANADA by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

                      COMPUTERSHARE TRUST COMPANY OF CANADA
                   PROXY DEPT. 100 UNIVERSITY AVENUE 9TH FLOOR
                             TORONTO ONTARIO M5J 2Y1
FAX: WITHIN NORTH AMERICAN: 1-866-249-7775 OUTSIDE NORTH AMERICA: (416) 263-9524

                                  PROXY (BLUE)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

INFOWAVE SOFTWARE, INC. (THE "CORPORATION")

TO BE HELD AT      THE HYATT REGENCY HOTEL
                   GROUSE ROOM, 34TH FLOOR
                   655 BURRARD STREET
                   VANCOUVER, BRITISH COLUMBIA

ON MONDAY, JANUARY 17, 2005, AT 8:30 PM

THE UNDERSIGNED SHAREHOLDER ("REGISTERED SHAREHOLDER") OF THE CORPORATION HEREBY APPOINTS, George Reznik, Chief Financial Officer and Chief Operating Officer of the Corporation, or failing him, Jerry Meerkatz, President of the Corporation, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Corporation and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder was present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Registered Shareholder as specified herein.

THE UNDERSIGNED REGISTERED SHAREHOLDER HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN TO ATTEND AND VOTE AT SAID MEETING.

SIGN HERE:              ________________________________________________

PLEASE PRINT NAME:      ________________________________________________

DATE:                   ________________________________________________

NUMBER OF SHARES
REPRESENTED BY PROXY:   ________________________________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

RESOLUTIONS (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

                                                                                   For            Withhold
1.    To elect as director of 6322310 Canada Inc. ("Newsub"), Terence Hui        ------          ---------

2.    To elect as director of 6322310 Canada Inc. ("Newsub"), Dennis Au-Yeung    ------          ---------

3.    To elect as director of 6322310 Canada Inc. ("Newsub"), Jerry Meerkatz     ------          ---------

                                                                                   For            Against
                                                                                 ------          ---------
4.    To approve the Second Arrangement Resolution, as set forth in Appendix A3
      of the Information Circular                                                ------          ---------

5.    To approve the Follow-on Real Estate Transaction as set forth in Appendix
      K of the Information Circular                                              ------          ---------

6.    To transact such other business as may properly come before the Meeting    ------          ---------

                      INSTRUCTIONS FOR COMPLETION OF PROXY

1.    THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION.

2. This form of proxy ("Instrument of Proxy") MUST BE SIGNED by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and IF EXECUTED BY AN ATTORNEY, OFFICER, OR OTHER DULY APPOINTED REPRESENTATIVE, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. IF THIS INSTRUMENT OF PROXY IS NOT DATED in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada..

4. A REGISTERED SHAREHOLDER WHO WISHES TO ATTEND THE MEETING AND VOTE ON THE RESOLUTIONS IN PERSON, may simply register with the scrutineers before the Meeting begins.

5. A REGISTERED SHAREHOLDER WHO IS NOT ABLE TO ATTEND THE MEETING IN PERSON BUT WISHES TO VOTE ON THE RESOLUTIONS, may do the following:

      (a) APPOINT ONE OF THE MANAGEMENT PROXYHOLDERS named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

      (b) APPOINT ANOTHER PROXYHOLDER, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. THE SECURITIES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE REGISTERED SHAREHOLDER ON ANY POLL of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, THE REGISTERED SHAREHOLDER MAY STILL ATTEND THE MEETING AND MAY VOTE IN PERSON. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of COMPUTERSHARE TRUST COMPANY OF CANADA by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

                      COMPUTERSHARE TRUST COMPANY OF CANADA
                   PROXY DEPT. 100 UNIVERSITY AVENUE 9TH FLOOR
                             TORONTO ONTARIO M5J 2Y1
FAX: WITHIN NORTH AMERICAN: 1-866-249-7775 OUTSIDE NORTH AMERICA: (416) 263-9524